Form 20-F
period 2025-03-31
OMS Energy Technologies Inc.
filed 2025-07-25
CIK 2012219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-42638

OMS Energy Technologies Inc.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10 Gul Circle
Singapore 629566

(Address of principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, New York 10168

+800-211-0102

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	OMSE	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report:

As of March 31, 2025 the registrant had 38,745,000 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

DEFINITIONS

“Second Amended and Restated Memorandum of Association” means the second amended and restated memorandum of association of our Company adopted by a special resolution passed on 28 April 2025, and as supplemented, amended or otherwise modified from time to time.

“Second Amended and Restated Articles of Association” means the second amended and restated articles of association of our Company adopted by a special resolution passed on 28 April 2025, as amended from time to time. The Second Amended and Restated Memorandum of Association and the Second Amended and Restated Articles of Association are filed as Exhibit 1.1 to the registration statement of which this annual report forms a part.

“B$” means Brunei dollar(s), the lawful currency of Brunei.

“Business Day” means a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“Board” means the board of directors of our Company as at the date of this annual report, unless otherwise stated.

“CAGR” means compound annual growth rate.

“Company” or “our Company” means OMS Energy Technologies Inc., a company incorporated in the Cayman Islands on December 27, 2023.

“Companies Act” means the Companies Act (Revised) of the Cayman Islands.

“Directors” means the directors of our Company as at the date of this annual report, unless otherwise stated.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Executive Directors” means the executive Directors of our Company as at the date of this annual report, unless otherwise stated.

“Executive Officers” means the executive officers of our Company as at the date of this annual report, unless otherwise stated.

“Group,” “our Group,” “we,” “us,” or “our” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

“GST” means the Goods and Services Tax chargeable pursuant to the Goods and Services Tax Act 1993 of Singapore.

“IDR” means the Indonesian Rupiah, the lawful currency of Indonesia.

“Independent Directors” means the independent non-executive Directors of our Company as at the date of this annual report, unless otherwise stated.

“Independent Third Party” means a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company.

“ISO 9001” means an international standard for quality management systems that helps organizations improve their performance and customer satisfaction. It is based on the principles of customer focus, top management leadership, process approach, and continual improvement.

“JTC” means JTC Corporation, the lead government agency responsible for the management and development of industrial infrastructure in Singapore.

“KSA” means the Kingdom of Saudi Arabia.

“MOM” means the Ministry of Manpower of Singapore.

“MYR” means Malaysian Ringgit, the lawful currency of Malaysia.

“OMSET PL” means OMS Energy Technologies Pte. Ltd., a company incorporated in Singapore on July 5, 2022.

“OMS” means OMS Holdings Pte. Ltd., a company incorporated in Singapore on 4 May 2010, and a subsidiary of our Company.

“OMS (Saudi)” means OMS Oilfield Services Arabia Ltd., a company incorporated in Saudi Arabia on May 7, 2008, and a subsidiary of our Company.

“OMS (Singapore)” means OMS Oilfield Services Pte. Ltd., a company incorporated in Singapore on June 21, 1972, and a subsidiary of our Company.

“OMS (Thailand)” means OMS Oilfield Services (Thailand) Ltd., a company incorporated in Thailand on August 26, 2003, and a subsidiary of our Company.

“OMS (Malaysia Holding)” means OMS Oilfield Holdings Sdn. Bhd., a company incorporated in Malaysia on July 4, 1977, and a subsidiary of our Company.

“OMS (Malaysia OpCo)” means OMS Oilfield Services Sdn. Bhd., a company incorporated in Malaysia on August 19, 1980, and a subsidiary of our Company.

“OMS (Brunei)” means P.Y. Oiltools Sdn. Bhd., a company incorporated in Brunei on March 15, 1999, and a subsidiary of our Company.

“OMS (Indonesia)” means PT OMS Oilfield Services., a company incorporated in Indonesia on April 5, 2001 and a subsidiary of our Company.

“Ordinary Shares” means shares of the Company, US$0.0001 par value per share, and entitled to one (1) vote per share.

“SAR” means the Saudi Riyal, the lawful currency of Saudi Arabia.

“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Singapore Companies Act” means the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time.

“S$” or “SGD” or “Singapore Dollars” means Singapore dollar(s), the lawful currency of Singapore.

“THB” means the Thai Baht, the lawful currency of Thailand.

“WSH” means the Workplace Safety and Health Council of Singapore, a statutory body under the MOM.

“US$,” “$” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Industry Overview” and “Business”. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors”, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•
our business and operating strategies and our various measures to implement such strategies;
•
our operations and business prospects, including development and capital expenditure plans for our existing business;
•
changes in policies, legislation, regulations or practices in the industry and those countries or territories in which we operate that may affect our business operations;
•
our financial condition, results of operations and dividend policy;
•
changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy;
•
the regulatory environment and industry outlook in general;
•
future developments in the markets for connectors, pipes and tubes products used in the oil and gas industry and actions of our competitors;
•
catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;
•
the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;
•
the overall economic environment and general market and economic conditions in the jurisdictions in which we operate;
•
our ability to execute our strategies;
•
changes in the need for capital and the availability of financing and capital to fund those needs;
•
our ability to anticipate and respond to changes in the markets in which we operate, and in client demands, trends and preferences;
•
exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our business;
•
changes in interest rates or rates of inflation; and
•
legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The markets for connectors, pipes and tubes products used in the oil and gas industry may not grow at the rate projected by such market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Corporate Structure and Operations

We are a growth-oriented manufacturer of surface wellhead systems, or SWS, and oil country tubular goods, or OCTG products used in the oil and gas industry. These products are primarily used for both onshore and offshore oil exploration and production, or E&P activities in the Asia Pacific and the Middle Eastern and North Africa (MENA) Regions. Our customers often operate in geographic locations where the operating environment requires wellheads, casing and tubing materials capable of meeting exact standards for temperature, pressure, corrosion, torque resistance and abrasion. Our products have been designed, manufactured and certified with the American Petroleum Standards (API) and International Organization of Standardization (ISO). Through our comprehensive and technologically advanced portfolio of SWS and OCTG, we are able to serve as a single-source supplier for our customers and respond to their demand for products. Our operations benefit from our broad, strategically positioned geographic footprint, which supports our ability to supply our (i) Specialty Connectors and Pipes and (ii) Surface wellhead and Christmas tree allowing us to serve our customers operating in the Asia Pacific and MENA Regions.

Implications of Being a “Controlled Company”

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. How Meng Hock, our Executive Director, Chairman of the Board, and Chief Executive Officer, holds 61.78% of our total issued and outstanding Ordinary Shares, and is able to exercise 61.78% of the total voting power of our authorized and issued shares, assuming that the underwriters do not exercise their over-allotment option. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. While we do not currently intend to rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements if we do decide to rely on these exemptions in the future.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last financial year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•
being permitted to provide only two financial years of selected financial information (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and
•
an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the financial year in which the fifth anniversary of the completion of our initial public offering occurs, (2) the last day of the financial year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the prior March 31, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included three years of selected financial data in this annual report in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Implications of Being a Foreign Private Issuer

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•
the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq Capital Market. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq Capital Market. We will rely on home country practice to be exempted from certain of the corporate governance requirements of the Nasdaq Capital Market, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

A.
[Reserved]
B.
Capitalization and indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry:

•
Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations (on page 5).
•
We serve customers who are involved in drilling for and production of oil and natural gas. Adverse developments affecting this industry could have a material adverse effect on our business, financial condition and results of operations (on page 5).
•
Our business involves many hazards and operational risks (on page 6).
•
Compliance with and changes in laws could be costly and could affect operating results. In addition, government disruptions could negatively impact our ability to conduct our business (on page 7).

•
International governments and agencies continue to evaluate and promulgate legislation and regulations that are focused on reducing Green House Gas (GHG) emissions. Compliance with GHG emission regulations applicable to our or our customers’ operations may have significant implications that could adversely affect our business and operating results in the fossil-fuel sectors (on page 10).
•
Voluntary initiatives to reduce GHG emissions and an increased climate change awareness may result in increased costs for the oil and gas industry to curb greenhouse gas emissions and could have an adverse impact on demand for oil and natural gas (on page 12).
•
Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future revenues and earnings (on page 12).
•
We may lose money on fixed-price contracts (on page 12).
•
Our customers’ industries are undergoing continuing consolidation that may impact our results of operations (on page 12).
•
Impairment in the carrying value of long-lived assets, inventory and intangible assets could negatively affect our operating results (on page 13).
•
We depend on our customers’ willingness to undertake drilling and completion spending (on page 13).
•
Conservation measures and technological advances could reduce demand for oil and natural gas (on page 14).
•
We have operated at a loss in the past, and there is no assurance of our profitability in the future (on page 14).
•
Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry (on page 14).
•
We may need to obtain additional capital or financing to fund expansion of our asset base, which could increase our financial leverage, or we may not be able to finance our capital needs (on page 14).
•
We are dependent on a small number of key customers for continued sale of our products and services (on page 14).
•
Shortages or increases in the costs of the equipment we use in our operations could adversely affect our operations in the future (on page 15).
•
We are dependent on a small number of suppliers for key goods and services that we use in our operations (on page 15).
•
Our inability to develop, obtain or implement new technology may cause us to become less competitive (on page 15).
•
We and our customers are subject to local laws and regulations regarding issues of health, safety, climate change and the protection of the environment, under which we or our customers may become liable for penalties, damages or costs of remediation or other corrective measures. Changes in such laws or regulations could increase our or our customers’ costs of doing business and adversely impact our business, financial condition and results of operations (on page 15).
•
Delays by us or our customers in obtaining permits or the inability by us or our customers to obtain or renew permits could impair our business (on page 16).
•
Increased labor costs or the unavailability of skilled workers could hurt our business, financial condition and results of operations (on page 17).
•
We may be unable to retain personnel who are key to our operations (on page 17).
•
We may be unable to implement price increases or maintain existing prices on our services (on page 18).
•
We operate in highly competitive markets and our failure to compete effectively may negatively impact our business, financial condition and results of operations (on page 18).
•
If we lose significant customers, significant customers materially reduce their purchase orders or significant programs on which we rely are delayed, scaled back or eliminated, our business, financial condition and results of operations may be adversely affected (on page 18).
•
We may be unable to effectively and efficiently manage our equipment fleet as we expand our business, which could have an adverse effect on our business, financial condition and results of operations (on page 19).
•
Increased leverage could adversely impact our business, financial condition and results of operations (on page 19).

•
Our success may be affected by our ability to enter into or renew existing license agreements (on page 19).
•
Our operations rely on an extensive network of information technology resources and a failure to maintain, upgrade and protect such systems could adversely impact our business, financial condition and results of operations. Our operations are subject to cyber security risks that could have a material adverse effect on our business, financial condition and results of operations (on page 20).
•
We have been expanding our available products and services, and our business may continue to grow at a rapid pace. Our inability to properly manage or support this growth may have a material adverse effect on our business, financial condition and results of operations (on page 20).
•
Our assets require capital for maintenance, upgrades and refurbishment, and we may require capital expenditures for new equipment (on page 20).
•
Competition among oilfield service and equipment providers is affected by each provider’s reputation for safety and quality (on page 20).
•
Seasonal and adverse weather conditions adversely affect demand for services and operations (on page 21).
•
We may be subject to claims for personal injury and property damage or other litigation, which could materially adversely affect our business, financial condition and results of operations (on page 21).
•
We may be affected if we are found to be in breach of any lease agreements entered into by us (on page 21).
•
We are exposed to the credit risks of our customers (on page 21).
•
Our business model has a long cashflow conversion cycle (on page 21).
•
We may be affected by an outbreak of other infectious diseases (on page 21).
•
We are exposed to risks arising from fluctuations of foreign currency exchange rates (on page 22).
•
Our business is subject to supply chain interruptions (on page 22).

Risks Related to our Ordinary Shares:

•
An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly (on page 22).
•
We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions (on page 22).
•
The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors (on page 23).
•
Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares (on page 23).
•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline (on page 24).
•
Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment (on page 24).
•
Short selling may drive down the market price of our Ordinary Shares (on page 24).
•
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Ordinary Shares to drop significantly, even if our business is doing well (on page 24).
•
You must rely on the judgment of our management as to the uses of the net proceeds from our initial public offering, and such uses may not produce income or increase our share price (on page 24).
•
If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences (on page 25).

•
Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions (on page 25).
•
As a “controlled company” under the rules of the Nasdaq Stock Market Rules, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders (on page 25).
•
As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards (on page 26).
•
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (on page 26).
•
Certain judgments obtained against us by our shareholders may not be enforceable (on page 26).
•
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements (on page 27).
•
We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies (on page 27).
•
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us (on page 27).
•
We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market (on page 27).
•
If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected (on page 28).
•
There may be potentially adverse impacts on our corporate governance because of the indemnification provisions in our articles of association pertaining to our directors’ and officers’ liability (on page 29).

Risks Related to Our Business and Industry

Ongoing geopolitical tensions in the Middle East may have a material adverse effect on our business, financial condition, and results of operations.

As a business in the OCTG industry, we face risks associated with heightened tensions in geopolitical and economic relations, particularly in the Middle East. The bombing of Iran by Israel and the United States and the resulting and potentially escalating tensions in the region could feed uncertainty in the oil markets, which could impact prices for fuel, transportation, freight and other related items, impacting costs directly and indirectly leading to more inflation. In particular, if Iran seeks to close the Strait of Hormuz, oil prices could spike and the escalation of hostilities could have other consequences, which would materially adversely affect us given the location of our customers in Southeast Asia which is highly reliant on oil from Iran and other countries in the Middle East. In addition, the continuation or further escalation of this conflict, or the uncertainties involved with potential regime change, could create significant volatility in global capital markets or significantly disrupt the global economy, including disruptions of the global supply chain. In addition to inflation, there is a risk that the inflation and shortages of oil and gas could result in a recession. The occurrence of such events could materially adversely affect our business, financial position and results of operations.

We serve customers who are involved in drilling for and production of oil and natural gas. Adverse developments affecting this industry could have a material adverse effect on our business, financial condition and results of operations.

Our revenues are primarily generated from customers who are engaged in drilling for and production of oil and natural gas. Demand for services in the oil and natural gas industry is cyclical, and we depend on our customers’ willingness to make capital and operating expenditures to explore for, develop and produce oil and natural gas in the jurisdictions we operate in, including (i) Saudi Arabia, (ii) Indonesia, (iii) Malaysia, (iv) Brunei, (v) Thailand and (vi) Singapore (the “Jurisdictions”). Additionally, developments that adversely affect oil and natural gas drilling and production services could reduce our customers’ willingness to make such expenditures and materially reduce our customers’ demand for our services and associated product offerings, resulting in a material adverse effect on our business, financial condition and results of operations.

The predominant factor that would reduce demand for our services and associated product offerings would be a reduction in land-based drilling activity in the jurisdictions we operate in. Worldwide political, economic and military events, as well as natural disasters and other factors beyond our control, contribute to oil and natural gas price levels and volatility and are likely to continue to do so in the future. Current levels in the price of natural gas, oil or natural gas liquids, as well as ongoing volatility, have had an adverse impact on the level of drilling, exploration and production activity, which could materially and adversely affect the demand for our services and the rates we are able to charge for our services. We negotiate the rates payable under our contracts based on prevailing market rates, and the rates we are able to charge will fluctuate with market conditions. Higher commodity prices may not necessarily translate into increased drilling activity because our customers’ expectations of future prices also influence their activity. Lower demand for oilfield services could resume, which would adversely affect the rates that we are able to charge and the demand for our services. Additionally, we may incur costs and have downtime any time our customers’ activities are refocused towards different drilling regions.

Spending by Exploration and Production (“E&P”) companies can also be impacted by conditions in the capital markets. Limitations on the availability of capital, or higher costs of capital, for financing expenditures may cause E&P companies to make additional reductions to capital budgets in the future. Cuts in capital spending would likely curtail drilling and completion programs as well as discretionary spending on well construction services, which may result in a reduction in the demand for our services, the rates we can charge and the utilization of our services. Moreover, reduced discovery rates of new oil and natural gas reserves, or a decrease in the development rate of reserves in our market areas, whether due to increased governmental regulation, including with respect to environmental matters, limitations on exploration and drilling activity or other factors, could also have an impact on our business, even in a stronger oil and natural gas price environment. An adverse development in any of these areas could have an adverse impact on our customers’ operations or financial condition, which could in turn result in reduced demand for our services and associated product offerings.

Our business involves many hazards and operational risks.

Conditions inherent in the oil and natural gas industry can cause personal injury or loss of life, disruption or suspension in operations, damage to geological formations, damage to facilities, substantial revenue loss, business interruption and damage to, or destruction of, property, equipment and the environment. Our operations are subject to many hazards and risks, including the following:

•
equipment defects or other quality issues, for example, parts not manufactured to print dimensions, of the use of raw materials that do not meet specifications;
•
accidents resulting in serious bodily injury and the loss of life or property;
•
damaged or lost equipment;
•
liabilities from accidents or damage by our operators or equipment;
•
pollution and other damage to the environment;
•
well blow-outs and the uncontrolled flow of natural gas, oil or other well fluids into or through the environment, including onto or into the ground or into the atmosphere, groundwater, surface water or an underground formation;
•
fires, explosions and cratering;
•
mechanical or technological failures;
•
loss of well control;
•
spillage handling and disposing of materials;
•
collapse of the boreholes;
•
adverse weather conditions; and
•
failure of our employees to comply with our internal environmental, health and safety guidelines.

If any of these hazards materialize, they could result in the suspension of operations, termination of contracts without compensation, damage to or destruction of our equipment and the property of others, or injury or death to our personnel or third parties and could expose us to substantial liability or losses. Save for Indonesia, we generally do not include a waiver of consequential damages in our customer contracts. Therefore, defects or other performance problems in the services that we offer or products we offer could result in our customers seeking damages from us for losses associated with these defects or other performance problems.

In Saudi Arabia, it is worth noting that KSA has enacted the Civil Transactions Law which has entered into effect in mid-December 2023 (“KSA Civil Code”). The KSA Civil Code has retrospective effect and is therefore equally applicable in almost all cases to contracts signed prior to the effective date. Hence, all provisions that contradict the KSA Civil Code shall be abolished. Moreover, pursuant to the KSA Civil Code, liability cannot be excluded in the event of gross misconduct and/or fraud. Hence, if the consequential damages were proven to be due to misconduct or fraud, any waivers even if included may be invalidated.

In Thailand, the master service agreements between OMS (Thailand) and the customers (being PTT Exploration and Production Public Company Limited (“PTTEP”) and the other 2 subsidiaries of PTTEP) do not waive OMS (Thailand)’s liability for the consequential damages. Under the Civil and Commercial Code of Thailand (the “Thai CCC”), unless otherwise specified in the contract, OMS (Thailand) shall be liable for the consequential loss only if OMS (Thailand) foresee or would foresee the circumstances that cause such consequential damages.

In Indonesia, the service agreements between OMS (Indonesia) and the customers waive OMS (Indonesia)’s liability for the consequential damages. The Indonesian contract law follows the principle of freedom of contract, as outlined in Article 1338 of the Indonesian Civil Code (“ICC”). Consequently, parties have the flexibility to exclude, restrict, or limit liability on a contractual basis by mutual agreement. This freedom allows parties to freely decide on the exclusion, restriction, or limitation of various liabilities, including those related to indirect and consequential damages. It is essential to note that the enforceability of such exclusions or restrictions is contingent upon principles of fairness, reasonableness, customary practice, and existing laws and regulations, as articulated in, among others, Article 1339 of the ICC as well as public policy, a doctrine that is not explicitly regulated, depending on particular circumstances but may be used to limit the rights and obligations of parties in an agreement.

The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. Our customers may elect not to purchase our products and services if they view our safety record as unacceptable or otherwise experience material defects in our products or performance problems, which could cause us to lose customers and substantial revenue, and any litigation or claims, even if fully indemnified or insured, could negatively affect our reputation with our customers and the public and make it more difficult for us to compete effectively or obtain adequate insurance in the future.

We maintain what we believe is customary and reasonable insurance to protect our business against most potential losses, but such insurance may not be adequate to cover our liabilities, especially as the inherent risks in our operations increase with increasing well complexity, and we are not fully insured against all risks inherent in our business. For example, although we are insured for environmental pollution resulting from certain environmental accidents that occur on a sudden and accidental basis, we may not be insured against all environmental accidents or events that might occur, some of which may result in toxic tort claims. If a significant accident or event occurs for which we are not adequately insured, it could adversely affect our financial condition and results of operations. Furthermore, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies may substantially increase. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage.

Our insurance has deductibles or self-insured retentions and contains certain coverage exclusions. The current trend in the insurance industry is towards larger deductibles and self-insured retentions. In addition, insurance may not be available in the future at rates that we consider reasonable and commercially justifiable, compelling us to have larger deductibles or self-insured retentions to effectively manage expenses. As a result, we could become subject to material uninsured liabilities or situations where we have high deductibles or self-insured retentions that expose us to liabilities that could have a material adverse effect on our business, financial condition with employees and regulators. Additionally, we could become subject to material uninsured liabilities that could have a material adverse effect on our business, financial condition and results of operations.

Compliance with and changes in laws could be costly and could affect operating results. In addition, government disruptions could negatively impact our ability to conduct our business.

Saudi Arabia

Increased government regulation could reduce the level of drilling and production activity in the jurisdictions we operate in. The Saudi Ministry of Energy (“MOE”) oversees of the energy sector including drilling and production activity. The MOE may increase regulations to reduce the level of drilling activity in KSA. The MOE also collaborates with state-owned Saudi Arabian Oil Company (“Aramco”) which influences the MOE decisions regarding regulation of production activity.

Aramco has a strategic initiative; IKTVA (In Kingdom Total Value Add). It is a program that drives additional domestic value creation to support a rapidly changing economic environment and foster future prosperity for the kingdom. This involves working with suppliers that will capture long-term tangible benefits and quality jobs for a growing Saudi population, innovate and diversify industry, and increase global competitiveness. Key objectives of IKTVA include:

Local Content Development: IKTVA aims to increase the percentage of locally produced goods and services in the oil and gas sector, fostering the growth of domestic industries.

Job Creation and Skill Development: Through a collaboration with Technical & Vocational Training Corp., IKTVA aims to build National Training Centers (NTCs) that would qualify Saudi nationals with training and employment opportunities through providing market tailored training to support workforce development, and directly contribute to Saudization.

Supplier Development: The initiative focuses on developing a robust network of local suppliers and service providers to support the oil and gas industry’s supply chain.

It is also important to note that KSA is a member of the Organization of the Petroleum Exporting Countries (“OPEC”), and its oil production levels are sometimes coordinated with OPEC to stabilize global oil prices. Our customers’ drilling and production operations are subject to extensive local laws and government regulations concerning emissions of pollutants and greenhouse gases, the handling of oil and natural gas and by-products thereof and other materials and substances used in connection with oil and natural gas operations, including drilling fluids and wastewater; well spacing; production limitations; plugging and abandonment of wells; unitization and pooling of properties; and taxation. More stringent legislation or regulation (including public pressure on governmental bodies and regulatory agencies to regulate the oil and natural gas industry), or increased taxation of oil and natural gas drilling activity could directly curtail such activity or increase the cost of drilling, resulting in reduced levels of drilling activity and therefore reduced demand for our services and associated product offerings. Notwithstanding the foregoing, the Income Tax Law No. 1 of 1425 HJ (corresponding to 2005 in Gregorian calendar) was amended to reduce the income tax rate on companies operating in natural gas investments from 30% to 20%, irrespective of whether the nationality of the shareholders to the extent that the company is not publicly traded in Saudi Exchange. Such an amendment may be considered as part of the KSA 2030 vision to attract more foreign investors into this sector, particularly, given that KSA is one of the largest oil producing countries in the world.

In KSA, the governmental bodies are working towards achieving the 2030 vision. Hence, several legislative reforms have been progressing over the past five years and will continue to progress to ensure that Saudi 2030 vision is achieved, some of which may presumably impact the operations of OMS (Saudi). In this respect, the Ministry of Human Resources and Social Development has been issuing decisions which may affect the cost of operations including but not limited the following:

•
Saudization decisions: These decisions necessitate a minimum percentage of Saudi nationals in certain sectors. Such percentage is presumed to increase over time to ensure that Saudi nationals play a prominent role in the development of KSA by occupying all the leading vacancies.
•
Mandatory training: Entities which employ more than 50 employees are required to provide mandatory training for students to ensure their readiness to the workplace. The number of trainees shall be at least 2% of the total workforce of the entity.

Indonesia

The Tingkat Komponen Dalam Negeri (“TKDN”) policy is a crucial policy tool implemented by the Indonesian government to promote the use of local content in various industries to reduce the country’s dependence on imports and boost domestic production capacity. The policy has several benefits for the Indonesian economy and has helped to create new jobs and improve the quality of domestic products. However, the policy also faces challenges, including the need for domestic suppliers to meet the required standards and the increased production costs for manufacturers. The continued implementation and adaptation of the TKDN policy to changing economic conditions will be essential to ensure its continued effectiveness.

The TKDN policy is a crucial initiative implemented by the Indonesian government to promote the use of local content in various industries to boost the country’s domestic production capacity and reduce its dependence on imports. This article provides an overview of the TKDN policy, including its objectives, implementation, and requirements.

The TKDN policy aims to promote the use of local content in various industries to reduce Indonesia’s dependence on imports and boost the country’s domestic production capacity. The policy also aims to create new jobs, improve the quality of domestic products, and promote sustainable economic growth.

The implementation of the TKDN policy involves several steps, including the identification of industries and products covered by the policy, the determination of the percentage of local content required for each industry and product, and the establishment of mechanisms to monitor compliance with the policy. The Ministry of Industry and Trade is responsible for implementing the TKDN policy and monitoring compliance with its requirements.

The TKDN policy requires companies operating in Indonesia to use a minimum percentage of domestic components in their products. The percentage of local content required varies depending on the industry and the specific product. For example, the automotive industry is required to have a minimum of 40% local content for four-wheeled vehicles. The policy also requires companies to submit a TKDN plan to the Ministry of Industry and Trade for approval before they can begin production.

The TKDN policy covers several industries in Indonesia, including oil and gas, automotive, electronics, telecommunications, and textiles. These industries have been identified as critical to Indonesia’s economic development, and the policy aims to promote their domestic production capacity. For detailed explanation regarding Indonesian laws and regulations in this matter, please refer to regulatory environment section.

The Indonesian government has announced plans to evaluate the current TKDN policy. While the TKDN policy remains a critical tool to encourage local content utilization, the Indonesian government is assessing potential adjustments to improve regulatory clarity, streamline certification process, and enhance compliance mechanism. However, to date, the scope, timing, and nature of the amendments to the TKDN policy have not been determined or disclosed. Therefore, it remains unclear how this evaluation may affect our operations or regulatory compliance.

Brunei

The Department of Energy (“DOE”) oversees in country value (ICV) of the energy sector including Local Business Development Framework (“LBD”). LBD is a nationalization policy. All oil and gas operators in upstream, midstream and downstream sectors, along with their contractors, subcontractors, and suppliers, are required to comply with the LBD as set out under the following directives and guidelines:

(i)
Directive 1: LBD in Oil and Gas Industry;
(ii)
Directive 2: LBD Framework for the Oil & Gas Industry;
(iii)
Directive 2 on LBD Framework for the Oil & Gas Industry: Guidelines;
(iv)
LBD Reasonable Wage for the Oil and Gas Industry in Brunei Darussalam; and
(v)
Directive on Bruneianisation in the Oil and Gas Industry (No. 1/2018).

The LBD seeks to, amongst others, ensure that minimum local content requirements are met by all operators, contractors, subcontractors and suppliers supporting the oil and gas industry. Local content is defined as the sum of value added or created in the Brunei economy through the use of, amongst others, local goods and services (subcontractors and suppliers) within Brunei.

In addition to imposing local content requirements, the LBD imposes minimum local employment requirements and restricts the nature of projects certain companies will be allowed to participate depending on whether the company is wholly or partially owned by citizens of Brunei.

Malaysia

On the policy side, the Malaysian government has issued the National Energy Policy for 2022 – 2040, which has the overall objective of reducing carbon emissions, and achieving Low Carbon Nation status by 2040. Under the National Oil & Gas, Services and Equipment (OGSE) Industry Blueprint for 2021 – 2030, the Malaysian government stresses the importance of the O&G sector to the national economy and its continued development, by focusing on characteristics such as, amongst others competitiveness and sustainability.

The Malaysia Renewable Energy Roadmap (“MyRER”), launched by the Ministry of Energy and Natural Resources and the Sustainable Energy Development Authority (“SEDA”), aims for renewable energy to cater for 31% of national energy needs by 2025, and for the full decarbonisation of Malaysia’s electricity supply by 2035. In July 2023, the first phase of Malaysia’s National Energy Transition Roadmap ("NETR") was introduced. It emphasizes four principles: alignment with national goals, ensuring fairness and cost-effectiveness, requiring comprehensive governance, and promoting job creation and SME involvement.

NETR’s first phase outlines six energy transition focuses: energy efficiency, renewable energy, hydrogen, bioenergy, green mobility, and carbon capture. It also highlights flagship projects to kick-start this shift. The forthcoming second phase of the NETR will establish the low-carbon pathway, national energy mix, emission reduction targets, and essential enablers for this transition.

Additional policies and strategies that are planned to support NETR include the Nationally Determined Contribution Roadmap, Carbon Pricing Instrument, Hydrogen Economy Roadmap, and National Biomass Action Plan. These measures will drive sustainable, technology-driven energy security.

Presently, there are no specific incentives to encourage energy transition. However, existing schemes such as the Green Investment Tax Allowance, Green Income Tax Exemption, and Green Technology Financing Scheme 2.0 cater to various aspects of green technology assets, services, and investments. The Malaysian Ministry of Economy is exploring incentivizing green energy transition through structured financing, instead of direct subsidies.

The NETR’s objectives, namely for renewable energy to cover 31% of the national energy needs by 2025 and the complete decarbonization of Malaysia’s electricity by 2050, signal a notable reduction in reliance on traditional fossil fuels such as oil and gas. As the country diversifies the sources of its energy supply, the Malaysian Government appears to be heading towards reducing the long-term demand for conventional fossil fuels. The current Minister of Economy has indicated that it is not sustainable, both from a financial and environmental perspective, to rely on fossil fuels as the primary energy source of the country.

The release of the National Climate Change Policy (NCCP) 2.0 in 2024 also outlines the Malaysian government’s strategy to reduce greenhouse gases, by amongst others enhancing efforts to increase renewable energy (RE) capacity and the percentage of electricity generated from renewable energy. Further, on 6 March 2025, the Carbon Capture, Utilization and Storage Bill 2025 was passed by Malaysia’s House of Representatives. This Bill provides for, amongst others the establishment of the Carbon Capture,

Utilization and Storage Agency which shall regulate owners and operators of carbon capture installations, transporters of carbon dioxide obtained through carbon capture and any persons utilizing carbon dioxide obtained through carbon capture.

Thailand

Believing in the continued petroleum potential of production fields in Thailand for at least another 10 years, and with current demand exceeding available petroleum products in Thailand, the Department of Mineral Fuels (“Thai DMF”) under the Ministry of Energy of Thailand (“Thai MOE”), the governmental agency responsible for promoting, supporting, and accelerating the national energy supply, including E&P, is taking actions to encourage continuous investment in domestic E&P. This includes the enforcement of regulations related to the determination of blocks or areas for petroleum E&P, the determination of financial regime (i.e., concession contracts, production sharing contracts (PSC), and service contracts), together with promotion and facilitation of the E&P-related operators, namely concessionaries and contractors. According to Thai DMF’s annual report 2023, PTTEP, along with its subsidiaries and affiliates, collectively a top ten customer of OMS in revenues, is among the top five of the E&P investors in Thailand for the year 2023. Nonetheless, in line with the Thai MOE’s policy on reducing GHG emissions and Thailand’s initial draft of the Climate Change Act, various energy-related policies and the enforcement of the drafted Climate Change Act, including its implementation, could potentially result in us and/or our customers being obligated to comply with mandatory GHG emissions mitigation measures, which could be costly and have a significant impact on our business.

Singapore

It is not presently anticipated that such compliance would result in any material impact on the results of our operations or our ability to conduct our business as presently conducted.

International governments and agencies continue to evaluate and promulgate legislation and regulations that are focused on reducing GHG emissions. Compliance with GHG emission regulations applicable to our or our customers’ operations may have significant implications that could adversely affect our business and operating results in the fossil-fuel sectors.

Saudi Arabia

International developments focused on restricting GHG emissions include the United Nations Framework Convention on Climate Change (“UNFCCC”), which includes implementation of the Paris Agreement and the Kyoto Protocol by the signatories; the Glasgow Climate Pact; the European Union Emission Trading System; and Article 8 of the European Union Energy Efficiency Directive. While some of the jurisdictions we operate in currently do not enforce any policies focused on reducing GHG emissions, caps or fees on carbon emissions, such policies could be established prospectively and the cost of such caps or fees could disproportionately affect the fossil-fuel sectors. These initiatives could potentially translate into legislative and regulatory actions within Saudi Arabia aimed at mitigating GHG emissions.

KSA is a party to the UNFCCC which includes the Kyoto Protocol and the Paris Agreement. As a participant in the UNFCCC, KSA may face pressures to adopt stricter environmental regulations or carbon pricing mechanisms, which could directly impact the operations of companies operating within its jurisdiction. Additionally, on the local level, KSA has taken the initiative to reduce GHG emissions, where various energy efficiency programs have been implemented to reduce the overall energy consumption and, consequently, lower GHG emissions. It is also worth noting that as part of the KSA national goals defined in Vision 2030, KSA is committed to more environmental sustainability and reducing the carbon intensity of the economy. On October 9, 2023 KSA announced a Greenhouse Gas Crediting and Offsetting Mechanism (“GCOM”) which would allow companies to balance their excess emissions by buying credits from projects that voluntarily cut GHG emissions. KSA’s recent announcement of the Greenhouse Gas Crediting and Offsetting Mechanism (GCOM) suggests a growing emphasis on incentivizing emissions reductions, which may entail additional compliance costs for businesses.

Malaysia

Malaysia, in recent years has strengthened its commitment on the international stage by being a party to various treaties and agreements in this area. Malaysia is a signatory to the Paris Agreement and has ratified the same on November 17, 2016. Whilst Malaysia has taken steps towards formulating the NETR , it’s worth noting that at its current state, these plans are not mandatory for businesses. The NETR aims to guide Malaysia’s shift towards sustainable and renewable energy sources, by emphasizing long-term energy sustainability and reducing dependency on traditional fossil fuels. However, the implementation of strategies outlined in the NETR is currently focused on national policy frameworks and energy infrastructure development, instead of imposing binding regulations on businesses. The Malaysian government’s commitment to upholding and implementing the commitments outlined in the Paris Agreement is also outlined in the recent passing of the Carbon Capture, Utilization and Storage Bill 2025, which directly references the Paris Agreement. Further, the Malaysian government has, in 2024 released new policies such as the Circular Economy Policy Framework for the Manufacturing Sector in Malaysia and the NCCP 2.0 which sets out the objectives and measures to further reduce emissions. The implementation of these agreements and other existing or future regulatory mandates, may adversely affect the demand for our products and services, require us or our customers to reduce GHG emissions or impose taxes on us or our customers, all of which could have a material effect on our results of operations.

Thailand

Thailand has committed to fight the global climate crisis as a responsible member of global community. Thailand therefore became a party to the UNFCCC in 1994, and subsequently ratified both the Kyoto Protocol and the Paris Agreement in 2002 and 2016, respectively. In the process of implementing relevant provisions under the UNFCCC and the Paris Agreement, Thailand has gradually formulated and developed its climate change strategies, policies, plans and institutional framework. The National Climate Change Policy Committee Meeting in Thailand has designated the Office of Energy Policy and Planning under the Ministry of Energy of Thailand as a key governmental agency responsible for focusing on reducing GHG emissions in the energy sector. Motivated by its commitments under the Paris Agreement, Thailand approved a draft of its first climate legislation in March 2021 — the Climate Change Act, which obliges key agencies, including the private sector, to report data on activities contributing to GHG emission, and efforts to integrate carbon pricing mechanisms, such as carbon tax and/or carbon market. The draft legislation is currently under development through collaboration and discussions among governmental agencies, relevant experts, and the private sector. The public hearing process for this draft legislation was conducted by the Department of Climate Change and Environment under the Ministry of Natural Resources and Environment of Thailand (“Thai DCCE”) across 6 regions of Thailand from February 14, 2024, to March 26, 2024. Following the public hearing, the draft legislation will be presented to the Cabinet for approval. Subsequently, on March 27, 2025, the Cabinet passed a resolution acknowledging the draft legislation and instructing the Ministry of Natural Resources and Environment to further propose the draft legislation to the Thai Parliament for approval.While the GHG emissions reduction mechanisms in Thailand are currently voluntary, many public limited companies, including OMS (Thailand)’s customers (e.g., PTT Exploration and Production Public Company Limited), have internal policies to reduce GHG emissions. Upon enactment of the Climate Change Act, it could potentially result in us and/or our customers being obligated to comply with the mandatory GHG emissions mitigation measures, which in time could have a material effect on our results of operations.

Indonesia

Indonesia’s commitment to addressing climate change has been demonstrated through Indonesia’s active role in every climate change agenda. Indonesia’s commitment began when the Government of Indonesia adopted the results of the Stockholm Conference, Sweden, 1972 (1st decade, 1972 – 1982). In the next decade (2nd decade, 1982 – 1992), Indonesia ratified various international conventions related to the environment, such as the Law of the Sea, the Protection of the World Cultural and National Heritage, the International Plant Protection Convention, and the ASEAN Agreement on the Conservation of Nature and Natural Resources. In the third decade (3rd decade, 1992 – 2002), Indonesia participated in the Earth Summit in Rio de Janeiro, Brazil (1992). The two conventions resulting from the Rio Conference (the Convention on Biological Diversity/CBD and the United Nations Framework Convention on Climate Change/UNFCCC) were ratified by Indonesia through Law No. 5/1994 and Law No. 6/1994. As a party to the UNFCCC (Non-Annex I countries), Indonesia continues to participate in the Conference of the Parties (COP), which is the annual meeting of the parties to the UNFCCC. Furthermore, Indonesia agreed to adopt the Kyoto Protocol as a result of the COP-3 1997. In 1999, Indonesia submitted the Initial National Communication (INC) as a UNFCCC mandate to state parties. Indonesia’s commitment to addressing climate change was further strengthened in the 5th decade, (2012 – 2022). Indonesia adopted and ratified the Paris Agreement as the main result of COP-21 in Paris in 2015 through Law No. 16 of 2016.

In accordance with the Paris Agreement to achieve the goal of reducing global average temperatures to under 2 °C, Indonesia submitted its first NDC outlining Indonesia’s transition to a low-emission and climate-resilient future to the UNFCCC in 2016. Indonesia’s commitment to adaptation is to increase economic resilience, social and livelihood resilience, as well as ecosystem and landscape resilience. This commitment is then translated into a viable concept: the NDC Roadmap on Adaptation (2020). Besides, the Government of Indonesia has also successfully submitted the Third National Communication in 2018. In 2021, the commitment of the Indonesian Government to respond to global issues of future climate change was strengthened by submitting the Updated NDC and the Long-Term Strategy for Low Carbon and Climate Resilience 2050 which generally describes Indonesia’s commitment to increase the resilience of ecosystems and livelihoods in the face of current and future impacts of climate change.

In recent years, the Indonesian government has introduced regulations mandating businesses to actively reduce greenhouse gas emissions. These regulations include President Regulation No. 98 of 2021, which introduced carbon pricing in Indonesia, and Financial Services Authority Regulation No. 14 of 2023, which established the carbon market in Indonesia. Specifically for the oil and gas industry, Presidential Regulation No. 14 of 2024 mandates the implementation of carbon capture and storage to reduce emissions. While carbon capture and storage policies tend to focus on upstream activities, which may not immediately address the obligations of supporting activities to reduce greenhouse gas emissions, it is nevertheless is essential for supporting activities to align with Indonesia’s targets for reducing carbon emissions and achieving NDC targets.

Singapore

It is not presently anticipated that such compliance would adversely affect our business and operating results in the fossil-fuel sector.

Voluntary initiatives to reduce GHG emissions, as well as increased climate change awareness, may result in increased costs for the oil and gas industry to curb greenhouse gas emissions and could have an adverse impact on demand for oil and natural gas.

There are various corporate and non-governmental initiatives that are focused on voluntary reductions of GHG emissions. These developments, and public perception relating to climate change, may shift demand from oil and natural gas towards an investment in relatively lower carbon emitting energy sources and alternative energy solutions. If, for example, new energy sources become more competitive than oil and natural gas globally, it could have a material effect on our results of operations.

Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future revenues and earnings.

The revenues projected in our backlog may not be realized or, if realized, may not result in profits. All of the projects currently included in our backlog are subject to change and/or termination at the option of the customer. In case of a change or termination, the customer is generally required to pay us for work performed and other costs necessarily incurred as a result of the change or termination.

We can give no assurance that our backlog will remain at current levels. Sales of our products are affected by prices for oil and natural gas, which have fluctuated significantly and may continue to do so in the future. Contracts denominated in foreign currency are also affected by changes in exchange rates, which may have a negative impact on our backlog.

When drilling and production levels are depressed, a customer may no longer need the equipment or services currently under contract or may be able to obtain comparable equipment or services at lower prices. As a result, customers may delay projects, exercise their termination rights or attempt to renegotiate contract terms. Our contracts also contain “termination for convenience” clauses, which entitle the counterparty to terminate the contract due to potentially unforeseen circumstances.

Continued declines in, or sustained low levels of, oil and natural gas prices could also reduce new customer orders, possibly causing a decline in our future backlog. If we experience significant project terminations, suspensions or scope adjustments to contracts reflected in our backlog, our financial condition, results of operations and cash flows may be adversely impacted.

We may lose money on fixed-price contracts.

A portion of our business consists of the designing, manufacturing, and selling of our equipment for major projects pursuant to competitive bids and is performed on a fixed-price basis. Under these contracts, we are typically responsible for all cost overruns, other than the amount of any cost overruns resulting from requested changes in order specifications. Our actual costs and any gross profit realized on these fixed-price contracts may vary from the estimated amounts on which these contracts were originally based. This may occur for various reasons, including:

•
errors in estimates or bidding;
•
defects occurring during the manufacturing process;
•
changes in availability and cost of labor and materials;
•
variations in productivity from our original estimates; and
•
material changes in foreign currency exchange rates.

These variations and the risks inherent in our projects may result in reduced profitability or losses on projects. Depending on the size of a project, variations from estimated contract performance could have a material adverse impact on our operating results.

Our customers’ industries are undergoing continuing consolidation that may impact our results of operations.

The oil and gas industry is rapidly consolidating and, as a result, some of our largest customers have consolidated and are using their size and purchasing power to seek economies of scale and pricing concessions. This consolidation may result in reduced capital spending by some of our customers or the acquisition of one or more of our primary customers, which may lead to decreased demand for our products and services. We cannot assure you that we will be able to maintain our level of sales to a customer that has consolidated or replace that revenue with increased business activity with other customers. As a result, the acquisition of one or more of our primary customers may have a significant negative impact on our results of operations, financial position or cash flows. We are unable to predict what effect consolidations in the industry may have on price, capital spending by our customers, our selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.

Impairment in the carrying value of long-lived assets, inventory and intangible assets could negatively affect our operating results.

We evaluate our property and equipment for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and we could incur additional impairment charges related to the carrying value of our long-lived assets.

Long-lived assets, including property, plant and equipment and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We evaluate our property and equipment and definite-lived intangible assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Should the review indicate that the carrying value is not fully recoverable, the amount of the impairment loss is determined by comparing the carrying value to the estimated fair value. We assess recoverability based on undiscounted future net cash flows. Estimating future net cash flows requires us to make judgements regarding long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts are uncertain in that they require assumptions about our revenue growth, operating margins, capital expenditure, future market conditions and technological developments. If changes in these assumptions occur, our expectations regarding future net cash flows may change such that a material impairment could result. As of the date of this annual report, we have not incurred any long-lived asset write-downs.

During the year ended March 31, 2025, Brent crude oil prices fluctuated significantly, with a high of $79.40 per barrel, a low of $62.96 per barrel, and an average of approximately $68.39 per barrel. Although crude oil prices recovered in the financial year ended March 31, 2025, continued volatility in market conditions may further deteriorate the financial performance or future prospects of our operating segments from current levels, which may result in an impairment of long-lived assets or inventory and negatively impact our financial results in the period of impairment.

We depend on our customers’ willingness to undertake drilling and completion spending.

Other factors over which we have no control that could affect our customers’ willingness to undertake drilling and completion spending activities include:

•
the level of prices, and expectations about prices, for oil and natural gas;
•
domestic and foreign supply of and demand for oil and natural gas;
•
the level of domestic and global oil and natural gas production;
•
the availability, pricing and perceived safety of pipeline, trucking, train storage and other transportation capacity;
•
the supply of and demand for oilfield services and equipment;
•
lead times associated with acquiring equipment and availability of qualified personnel;
•
the cost of exploring for, developing, producing and delivering oil and natural gas;
•
the expected rates of decline in production from existing and prospective wells;
•
the discovery rates of new oil and natural gas reserves;
•
local regulation of oilfield service activities, as well as E&P activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;
•
adverse weather conditions, including hurricanes, that can affect oil and natural gas operations over a wide area;
•
oil refining capacity;
•
merger and divestiture activity among oil and gas producers;
•
the political environment in oil and natural gas producing regions, including uncertainty or instability resulting from civil disorder, terrorism or war;
•
worldwide political, military and economic conditions;
•
actions of the Organization of the Petroleum Exporting Countries, its members and other state-controlled oil companies relating to oil and natural gas price and production levels, including announcements of potential changes to such levels;
•
advances in exploration, development and production technologies or in technologies affecting energy consumption;
•
activities by non-governmental organizations to restrict the exploration, development and production of oil and natural gas; and

•
the price and availability of alternative fuels and energy sources.

Conservation measures and technological advances could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. We cannot predict the impact of the changing demand for oil and natural gas services, and any major changes may have a material adverse effect on our business, financial condition and results of operations.

We have operated at a loss in the past, and there is no assurance of our profitability in the future.

Historically, we have experienced periods of low demand for our services and have incurred operating losses. In the future, we may not be able to reduce our costs or increase our revenues sufficiently to achieve or maintain profitability and generate positive operating income. Under such circumstances, we may incur further operating losses and experience negative operating cash flow.

Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry.

The oil and gas industry has historically been both cyclical and seasonal. Activity levels are driven primarily by E&P company capital spending, well completions and workover activity, the geological characteristics of the producing wells and their effect on the services required to commence and maintain production levels, and our customers’ capital and operating budgets. All of these indicators are driven by commodity prices, which are affected by both domestic and global supply and demand factors. A prolonged economic slowdown, a global recession, adverse events relating to the energy industry and local, regional and national economic conditions and factors, particularly a slowdown in the E&P industry, could negatively impact our operations and therefore adversely affect our results. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased spending by our customers.

We may need to obtain additional capital or financing to fund expansion of our asset base, which could increase our financial leverage, or we may not be able to finance our capital needs.

We are involved in a capital and asset intensive business. In order to expand our asset base, we may need to make significant capital expenditures. If we do not make sufficient or effective capital expenditures, we will be unable to organically expand our business operations.

We intend to fund our future capital expenditures primarily with cash flows from operating activities and existing cash balances. To the extent our cash and cash flows from operating activities are not sufficient, we could borrow under the various bank facilities extended to us. If our cash, cash flows from operating activities and borrowings under bank facilities are not sufficient to fund our capital expenditures, we would be required to fund these expenditures through the incurrence of additional debt or the issuance of debt or equity securities or pursue alternative financing plans, such as refinancing or restructuring future debt, selling assets or reducing or delaying acquisitions or capital investments, such as planned upgrades or acquisitions of equipment and refurbishments of equipment, even if previously publicly announced.

The terms of any future debt and equity instruments may restrict us from adopting some of these alternatives. If debt and equity capital or alternative financing plans are not available on favorable terms or at all, we would be required to curtail our capital spending, and our ability to sustain or improve our profits may be adversely affected. Our ability to refinance or restructure our debt will depend on the condition of the capital markets and our financial condition at such times, among other things. Any refinancing of our debt could be at higher interest rates and may require us to comply with onerous covenants, which could further restrict our business operations. In addition, incurring debt would result in interest expense and financial leverage, and issuing Ordinary shares may result in significant dilution to our current shareholders.

We are dependent on a small number of key customers for continued sale of our products and services.

Our revenue is concentrated among a small number of customers. For the year ended March 31, 2025, for the period from April 1, 2023 to March 31, 2024, and the year ended March 31, 2023, our top ten customers accounted for approximately 91%, 88%, and 83% of our revenue, respectively.

Notably, for the year ended March 31, 2025, Saudi ARAMCO alone contributed 67% of our total revenue. Given ARAMCO’s significance to our business, our financial performance is substantially dependent on its continued demand. Any reduction in orders, changes in procurement policies, operational disruptions, or broader industry downturns affecting ARAMCO could materially impact our revenue and profitability.

We acknowledge that this high reliance on a single customer presents a concentration risk. To mitigate this, we are actively working to diversify our customer base by expanding sales to other major oil and gas operators in MENA, Asia Pacific, and other international markets. While ARAMCO remains a key strategic partner, we are pursuing initiatives to strengthen relationships with other clients to reduce dependency on any one customer.

If any of our key customers were to reduce or cease business with us, it could materially affect our financial condition and results of operations. Although we are taking steps to develop long-term relationships and expand our customer base, we remain exposed to customer concentration risk. Furthermore, if any of our customers were to experience financial difficulties or cease operations, it could have a significant adverse impact on our business.

Investors should be aware that, despite our efforts to mitigate these risks, customer concentration remains a key factor that could materially affect our business performance.

Shortages or increases in the costs of the equipment we use in our operations could adversely affect our operations in the future.

We generally do not have long-term contracts in place that provide for the delivery of equipment, including, but not limited to, replacement parts and other equipment. We could experience delays in the delivery of the equipment that we have ordered and its placement into service due to factors that are beyond our control. Demand by other oilfield services companies and numerous other factors beyond our control could adversely affect our ability to procure equipment that we have not yet ordered or cause the prices of such equipment to increase. Price increases, delays in delivery and interruptions in supply may require us to increase capital and repair expenditures and incur higher operating costs. Each of these could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a small number of suppliers for key goods and services that we use in our operations.

Our business heavily relies on external suppliers for various goods and services crucial to our operations. We lack long-term contracts with many of these suppliers, especially for high-volume goods like conductor casing and pipes. This dependence exposes us to several challenges. Periods of high demand often coincide with decreased availability and inflated prices for these goods. Additionally, our reliance on a limited number of suppliers magnifies the impact of disruptions or price fluctuations. Our top ten suppliers collectively accounted for approximately 78%, 75% and 64% of all our purchases during the year ended March 31, 2025, for the period from April 1, 2023 to March 31, 2024 and year ended March 31, 2023, respectively.

Difficulties faced by our suppliers, such as shortages, delays, or cost increases, can have a ripple effect on our business. Furthermore, A variety of factors can disrupt our suppliers’ ability to deliver, including capacity constraints, labor disputes, economic downturns, and changes in raw material costs. Natural disasters, political instability, and even terrorism can also create production or delivery disruptions. These disruptions can lead to increased prices from our suppliers, impacting our profitability, or even an unfavorable allocation of products, leaving us with insufficient supplies. Therefore, we may struggle to fulfill customer demands, potentially leading to a decline in revenue and strained relationships. These risks associated with our supplier dependence can have a significant negative impact on our business and results of operations.

Our inability to develop, obtain or implement new technology may cause us to become less competitive.

The energy services industry is subject to the introduction of new drilling, completion and well intervention techniques using new technologies, some of which may be subject to patent protection or costly to obtain. As competitors and others use or develop new technologies in the future, we may be placed at a competitive disadvantage if we fail to keep pace with technological advancements within our industry. Furthermore, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors may have greater financial, technical and personnel resources that may allow them to enjoy technological advantages and implement new technologies before we can. We cannot be certain that we will be able to implement new technologies on a timely basis or at an acceptable cost. Thus, limits on our ability to effectively use and implement new and emerging technologies may have a material adverse effect on our business, financial condition and results of operations.

We and our customers are subject to local laws and regulations regarding issues of health, safety, climate change and the protection of the environment, under which we or our customers may become liable for penalties, damages or costs of remediation or other corrective measures. Changes in such laws or regulations could increase our or our customers’ costs of doing business and adversely impact our business, financial condition and results of operations.

Our operations and our customers’ operations are subject to local laws and regulations, including those relating to, among other things, protection of natural resources, wetlands, endangered species, the environment, health and safety, waste management, waste disposal and the transportation of waste and other materials. Many of the facilities that are used for our operations are leased, and such leases include varying levels of indemnity obligations to the respective landlords for environmental matters related to our use and occupation of such facilities. Our ongoing operations and our customers’ operations may pose risks of environmental liability, including leakage from operations to surface or subsurface soils, surface water or groundwater. Some environmental laws and regulations may impose strict liability, joint and several liability, or both. Additionally, an increase in regulatory requirements affecting oil and gas exploration and completion activities could significantly delay or interrupt our customers’ operations. Increased costs of regulatory compliance, claims for liability or sanctions for noncompliance and related costs could cause us or our customers to incur substantial costs or losses. Clean-up costs and other damages resulting from any contamination-related liabilities and costs associated with changes in and compliance with environmental laws and regulations could result in the reduction or discontinuation of our or our customers’ operations and in a material adverse effect on our business, financial condition and results of operations.

Pertaining to Saudi Arabia, several environmental compliance requirements are in place in the context of manufacturing facilities, including but not limited to procuring the environmental approval to operate the manufacturing facility and the disposal of wastes. Any breach of the applicable regulations would trigger a penalty. Further, the Saudi government has, from time to time, considered adopting legislation to reduce emissions of greenhouse gases. In Saudi Arabia, this intent has shown through Vision 2030, attending and participating at COP26, ratifying the UNFCCC, and more recently implementing the GCOM.

Pertaining to Thailand, driven by obligations under the Paris Agreement to which Thailand ratified in 2016, Thailand has gradually formulated and developed its climate change strategies, policies, plans and institutional framework over time. Currently, Thailand’s GHG emissions are a national policy and framework, and the GHG emissions reduction mechanisms are currently voluntary. Thai government is in the process of approving the draft Climate Change Act by the Cabinet to mandatorily regulate GHG emissions, paving the way for a low-carbon society which falls under the supervision of the Thai DCCE. The key provision of this draft Climate Change Act involves imposing obligations on private sectors, such as factory operators, energy operators, owners of controlled factories and buildings under the energy conversation promotion law, to provide information regarding GHG emissions. Private sectors failing to provide GHG-related information to Thai DCCE or the relevant state agencies without reasons or concealing GHG-related information will be subject to administrative penalties.

Pertaining to Brunei, Brunei is a party to the United Nations Framework Convention on Climate Change and acceded to the Kyoto Protocol on 20 August 2009. Brunei also ratified the Paris Agreement on September 21, 2026 and has reflected its commitment to reduce greenhouse gas emissions in the National Climate Change Policy 2020. Under this policy the Government is expected to take steps (including adopting new regulations/legislation) designed to reduce greenhouse gas emissions by 10% by 2035, introduce carbon reporting, carbon pricing and increase Brunei’s total share of renewable energy to at least 30% of total capacity.

In relation to carbon pricing, the Brunei Climate Change Secretariat issued a directive on 19 April 2023 mandating quarterly and annual reporting of greenhouse gas emissions for monitoring purposes. Apart from this, no specific regulations or policies have been enacted to implement these measures to date.

Pertaining to Singapore, Singapore has ratified the UNFCCC in 1997 and acceded to the Kyoto Protocol in 2006. Singapore also ratified the Paris Agreement on September 21, 2016 in New York. Singapore launched its Climate Action Plan in July 2016, which details its approach to reduce carbon emissions up to 2030 and is reflected in Singapore’s climate pledge under the UNFCCC. Singapore currently has in place the Carbon Pricing Act 2018, the Carbon Pricing (Measurement, Reporting and Verification) Regulations 2018, Carbon Pricing (Registration and General Matters) Regulations 2018, Carbon Pricing (Carbon Tax, Carbon Credits and Registries) Regulations 2020 and the Energy Conservation Act 2012. The carbon tax rate is currently S$25 per ton of CO2 equivalent of GHG emitted, for the years 2024 to 2025 and will be raised to S$45 per ton in 2026 and 2027. It is anticipated that the legislative burden is likely to increase in the near future, with a view to reaching S$50 to S$80 per ton by the year 2030.

Pertaining to Malaysia, the Malaysian Minister of Natural Resources, Environment and Climate Change and the Department of Environment oversee and enforce various pieces of environmental-related legislation, namely the Environmental Quality Act 1974 (“EQA”). The EQA empowers the Minister to establish regulations concerning environmentally hazardous substances and emission of pollutants. Malaysia’s National Budget for 2025 also revealed plans by the Malaysian government to introduce a “carbon tax” on “iron, steel and energy industries” by 2026, to promote the use of low-carbon technology. As at the date of this statement, no further details (e.g. the scope of the tax, the tax rate etc.) have been revealed/confirmed.

Pertaining to Indonesia, as a commitment after ratifying the Paris Agreement through Law No. 16 of 2016, the Government of Indonesia has issued Presidential Regulation Number 98 of 2021 on Carbon Economic Value (“PR 98/2021”) which legalized the implementation of carbon pricing in Indonesia. This regulation expressed Indonesia’s commitment to combat climate change and fulfill National Determined Contributions (NDC) obligations under the Paris Agreement to reduce carbon emissions by using economic instruments. Following the PR 98/2021, the Minister of Environment and Forestry Regulation Number 21 of 2022 (“MEFR 21/22”) on the Guidelines on Carbon Economic Value Implementation to regulate technical matter of carbon pricing in Indonesia. Indonesia has also established the National Registry System since 2016 to provide data and information regarding climate action. Indonesia is actively improving this system to ensure transparency in monitoring climate action mandated by Paris Agreement.

Delays by us or our customers in obtaining permits or the inability by us or our customers to obtain or renew permits could impair our business.

We and our customers are required to obtain permits from one or more governmental agencies in order to perform certain activities. Such permits are typically required by local governmental agencies. The requirements for such permits vary depending on the type of operations, including the location where our customers’ drilling and completion activities will be conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued and the conditions that may be imposed in connection with the granting of the permit. Certain regulatory authorities have delayed or suspended the issuance of permits while the potential environmental impacts associated with issuing such permits can be studied and appropriate mitigation measures evaluated. Permitting delays, an inability to obtain or renew permits or revocation of our or our customers’ current permits could cause a loss of revenue and could materially and adversely affect our business, financial condition and results of operations.

Increased labor costs or the unavailability of skilled workers could hurt our business, financial condition and results of operations.

We are dependent upon a pool of available skilled employees to operate and maintain our business in the Jurisdictions we operate in. We compete with other oilfield services businesses and other similar employers to attract and retain qualified personnel with the technical skills and experience required to provide the highest quality service. The demand for skilled workers is high and the supply is limited, and a shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult for us to attract and retain personnel and could require us to enhance our wage and benefits packages thereby increasing our operating costs.

Although our employees are not covered by any collective bargaining agreement or organizational union except for Singapore, efforts could occur and, if successful, could increase our labor costs. OMS (Singapore) has entered into a collective agreement with the Shipbuilding & Marine Engineering Employees’ Union of Singapore, providing that all locally engaged hourly and non-exempt salaried employees of OMS (Singapore) (save for managerial, supervisory, professionals, confidential, probationary employees, and any temporary employees/contractors) shall receive employment agreements incorporating the terms and conditions set out in the collective agreement. OMS (Singapore) has also adopted the following standards under the set of Tripartite Standards: (a) Recruitment Practices; (b) Grievance Handling; (c) Flexible Work Arrangements; and (d) Employment of Term Contract Employees. The Tripartite Standards complement Singapore employment laws, Tripartite Guidelines and Advisories to increase the adoption of fair and progressive workplace practices in Singapore. By being recognized as a progressive employer, the Tripartite Standard logo can be used in publicity and recruitment materials, helping organizations with good practices distinguish themselves.

For Saudi Arabia, while Saudi Labor Law does not provide for a collective bargaining mechanism or the explicit establishment of trade unions, workers councils and committees could be established to safeguard the employees’ rights. A significant increase in the wages paid by competing employers or the unionization of groups of our employees could result in increases in the wage rates that we must pay. This may be particularly the case in KSA in light of the recent introduction of the Nitaqat program which would encourage the OMS (Saudi) to hire more Saudi nationals to benefit from the program, resulting in an increase in the cost of labor.

Likewise, laws and regulations to which we are subject, in the various jurisdictions we operate in, such as the Labor Protection Act B.E. 2541 (A.D. 1998) (as amended), the Labor Relation Act B.E. 2518 (A.D. 1975) (as amended), and the Announcement of the Wage Committee on Minimum Wage Rate (as amended), the Occupational Safety, Health and Environment Act B.E. 2554 (A.D. 2011) (as amended), the Workmen’s Compensation Act B.E. 2537 (A.D. 1994) (as amended) of Thailand, the Employment Act 1955 of Malaysia, Minimum Wages Order 2024 of Malaysia, the Occupational Safety and Health Act 1994 of Malaysia, Law No. 13 of 2003 as amended by Law No. 6 of 2023 on Manpower of Indonesia, which govern such matters as minimum wage, overtime and other working conditions, can increase our labor costs or subject us to liabilities to our employees.

While there is no minimum statutory wage applicable to the oil and gas industry in Brunei, there are guidelines stipulating certain wage thresholds. The Department of Energy has issued a Reasonable Wage for the Oil and Gas Industry in Brunei Darussalam (“LBD RW”) which all oil and gas operators, along with their contractors, subcontractors, are required to comply with.

Under the LBD RW, local employees (a) without educational qualifications or with qualifications not higher than a National Diploma (ND) or its equivalent; and (b) are working in drilling rigs, well services, marine industries and offshore works in particular, are entitled to be paid a reasonable basic wage as follows:

(i)
Onshore — B$700.00 per month (for technical workers only);
(ii)
Offshore — B$1,000.00 per month (for all workers including technical & non-technical workers offshore).

The Manpower Planning and Employment Council has released a non-binding salary guideline for several industries, including the Energy sector. The salary guideline lists specific employment roles and suggests a salary range for each based on entry qualifications and years of experience.

Therefore, our operations are also exposed to risks of claims for alleged employment-related liabilities, including risks of claims related to alleged wrongful termination or discrimination, wage payment practices, retaliation claims and other human resource related matters. We cannot assure you that labor costs will not increase. Increases in our labor costs or unavailability of skilled workers could impair our capacity, diminish our profitability and have a material adverse effect on our business, financial condition and results of operations.

We may be unable to retain personnel who are key to our operations.

Our success, among other things, is dependent on our ability to attract, develop and retain highly qualified senior management and other key personnel. Competition for key personnel is intense, and our ability to attract and retain key personnel is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent. The key personnel in our company includes Mr. How Meng Hock, the CEO of our Company, Mr. Kevin Yeo, the CFO of our Company, Mr. Rudy Lie (Product Manager), Ms. Tan Si Hui (Group Engineering Manager), Mr. Januar Pribadi (Indonesia Country Manager), Komkrit Aumnuauykiat (Thailand Country Manager), Mohd Ismail bin Mohammed Hatta (Malaysia Country Manager) and Mr. Shaun Bradley (Saudi Country Manager). The inability to hire, develop and retain these key employees may adversely affect our business, financial condition, and results of operations.

We may be unable to implement price increases or maintain existing prices on our services.

We periodically seek to increase the prices of our services to offset rising costs and to generate higher returns for our shareholders. However, we operate in a very competitive industry and as a result, we are not always successful in raising, or maintaining, our existing prices. Additionally, during periods of increased market demand, a significant amount of new service capacity, including new well service rigs, wireline units and coiled tubing units, may enter the market, which also puts pressure on the pricing of our services and limits our ability to increase prices.

Even when we are able to increase our prices, we may not be able to do so at a rate that is sufficient to offset our rising costs. In periods of high demand for oilfield services, a tighter labor market may result in higher labor costs. During such periods, our labor costs could increase at a greater rate than our ability to raise prices for our services. Also, we may not be able to successfully increase prices without adversely affecting our activity levels. The inability to maintain our pricing and to increase our pricing as costs increase could have a material adverse effect on our business, financial condition, and results of operations.

We operate in highly competitive markets and our failure to compete effectively may negatively impact our business, financial condition and results of operations.

The markets in which we operate are highly competitive. Price competition, equipment availability, location and suitability, experience of the workforce, safety records, reputation, operating integrity and the condition of equipment are all factors used by customers in awarding contracts. Our competitors are numerous and may have greater financial and technological resources than we do. Contracts are traditionally awarded on the basis of competitive bids or direct negotiations with customers via fixed-price, turnkey contracts and transactional agreements, followed by technical and commercial evaluations prior to the contract being awarded. The competitive environment has intensified as recent mergers among E&P companies have reduced the number of available customers. The fact that certain oilfield services equipment is mobile and can be moved from one market to another in response to market conditions heightens the competition in the industry. In addition, any increase in the supply of oilfield services equipment could have a material adverse impact on market prices. This increased supply could also require higher capital investment to keep our services competitive. For our premium connection business in jurisdictions other than Singapore, the licenses that we have obtained are strictly for services and sales within the country where the license has been issued. For example, the premium threading license we have in Malaysia are only to serve customers based within Malaysia.

Some of our competitors may have greater financial, technical, marketing and personnel resources than we do. The larger size of many of our competitors provides them with cost advantages as a result of their economies of scale and their ability to obtain volume discounts and purchase raw materials at lower prices. As a result, such competitors may have stronger bargaining power with their suppliers and have an advantage over us in pricing as well as securing a sufficient supply of raw materials during times of shortage. Many of our competitors also have better brand name recognition, stronger presence in certain geographic markets, more established distribution networks, larger customer bases, more in-depth knowledge of the target markets, and the ability to provide a much broader array of services.

Some of our competitors may also be able to devote greater resources to the research and development, promotion and sale of their services and products and better withstand the evolving industry standards and changes in market conditions as compared to us. Our operations may be adversely affected if our competitors introduce new products or services with better features, performance, prices or other characteristics than our products and services or expand into service areas where we operate. Our operations may also be adversely affected if our competitors are able to respond more quickly to new or emerging technologies and services and changes in customer requirements. Our future success and profitability will partly depend upon our ability to keep pace with our customers’ demands for awarding contracts.

Competitive pressures could reduce our market share or require us to reduce the price of our services and products, particularly during industry downturns, either of which could harm our business, financial condition and results of operations. Significant increases in overall market capacity have also caused active price competition and led to lower pricing and utilization levels for our services and products. Any significant future increase in overall market capacity for completion, intervention and production services may adversely affect our business, financial condition and results of operations.

If we lose significant customers, significant customers materially reduce their purchase orders or significant programs on which we rely are delayed, scaled back or eliminated, our business, financial condition and results of operations may be adversely affected.

For the year ended March 31, 2025, Saudi ARAMCO accounted for 67% of our total revenue. Given its significance to our business, our financial performance is heavily dependent on its continued demand. Any reduction in orders, changes in procurement policies, operational disruptions, or broader industry downturns affecting ARAMCO could materially impact our revenue and profitability. We acknowledge that this high reliance on a single customer presents a concentration risk, and we are actively working to diversify our customer base by expanding sales to other major oil and gas operators in MENA, Asia Pacific, and other international markets. While ARAMCO remains a key strategic partner, we are pursuing initiatives to strengthen relationships with other clients to reduce dependency on any one customer.

Our significant customers change from year to year, depending on exploration and production (E&P) activity and demand for our services. For the year ended March 31, 2025, for the period from April 1, 2023 to March 31, 2024, and the year ended March 31, 2023, our top ten customers accounted for 91%, 88%, and 83% of our revenue, respectively. A reduction in purchases or the loss of a major customer — whether due to changes in drilling practices, acquisitions by competitors’ customers, in-sourcing, shifting business to a competitor, economic downturns, insolvency, service deficiencies, decreased production, or labor strikes — could materially impact our business, financial condition, and results of operations.

Despite our efforts to diversify and develop long-term relationships, we remain exposed to customer concentration risk. Investors should be aware that any significant change in the business of our key customers could have a material adverse effect on our financial performance.

We may be unable to effectively and efficiently manage our equipment fleet as we expand our business, which could have an adverse effect on our business, financial condition and results of operations.

We have substantially expanded the size, scope and nature of our business, resulting in an increase in the breadth of our product offerings and an expansion of our business geographically. Business expansion places increasing demands on us to increase the inventories that we carry and/or our equipment fleet. For example, in recent years, we have added manufacturing facilities in Sattahip (Thailand), Duri and Jakarta (Bogor) (Indonesia), Labuan (Malaysia) and Damman (Saudi Arabia). We must anticipate demand well out into the future in order to service our extensive customer base. The inability to effectively and efficiently manage our assets to meet current and future needs of our customers, which may vary widely from what is originally forecast due to a number of factors beyond our control, could have an adverse effect on our business, financial condition and results of operations.

Increased leverage could adversely impact our business, financial condition and results of operations.

We may incur additional debt to finance our operations or for future growth, including funding acquisitions. A high degree of leverage could have important consequences for us. For example, it could:

•
increase our vulnerability to adverse economic and industry conditions;
•
require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;
•
limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;
•
place us at a disadvantage compared to our competitors that are less leveraged; and
•
limit our flexibility in planning for, or reacting to, changes in our business and in our industry.

Our ability to make payments on and refinance any debt that we may incur will depend on our ability to generate cash in the future from operations, financing or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that we cannot control. If we cannot service our future debt or repay or refinance our future debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (1) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (2) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, if we incur significant future indebtedness, our ability to withstand competitive pressures and to react to changes in the oilfield services industries could be impaired. The lenders or other investors who hold future debt that we fail to service or on which we otherwise default could also accelerate amounts due, which could in such an instance potentially trigger a default or acceleration of other debt we may incur.

Our success may be affected by our ability to enter into or renew existing license agreements.

Our success may be affected by our ability to enter into and renew license agreements. For the year ended March 31, 2025, the period from June 16, 2023 to March 31, 2024, the period from April 1 through June 15, 2023, and the financial year ended March 31, 2023, respectively, the premium threading services contributed 18%, 19%, 42% and 34% of revenue of our Group and 21%, 23%, 57% and 34% of the gross profit of our Group. With respect to third-party arrangements, some of these arrangements could be terminated, which would result in our inability to provide the services covered by such arrangements. This could in turn have a negative impact on our financial results.

Our operations rely on an extensive network of information technology resources and a failure to maintain, upgrade and protect such systems could adversely impact our business, financial condition and results of operations. Our operations are subject to cyber security risks that could have a material adverse effect on our business, financial condition and results of operations.

Information technology plays a crucial role in all of our operations. To remain competitive, our hardware, software and related services must interact with our suppliers and customers efficiently, record and process our financial transactions accurately, and obtain the data and information to enable the analysis of trends and plans and the execution of our strategies. Our information technology systems are subject to possible breaches and other threats that could cause us harm. If our systems for protecting against cyber security risks prove not to be sufficient, we could be adversely affected by, among other things, loss or damage of intellectual property, proprietary information, or customer data; interruption of business operations; or additional costs to prevent, respond to, or mitigate cyber security attacks. These risks could have a material adverse effect on our business, financial condition and results of operations.

Nonetheless, our business model does not heavily rely on third-party software or services, particularly those that are directly integrated into our products or operations. This reduces our dependency on external technology and lessens the potential impact of cybersecurity breaches or disruptions originating from these third-party entities. While data breaches and operational disruptions can still occur, the physical presence of our business allows for alternative methods of product distribution and customer service, reducing the overall impact of cybersecurity related incidents on our operations. Despite our perception of the lower risk of cybersecurity related incidents materially affecting our operations, we plan to prioritize the implementation of cybersecurity measures to maintain a secure and reliable business environment. For example, we plan to (i) conduct more rigorous assessments of potential suppliers’ cybersecurity practices, including penetration testing and vulnerability assessments; (ii) incorporate cybersecurity clauses into our business contracts; (iii) include specific security requirements and data protection protocols in our vendor contracts to ensure consistent cybersecurity standards across our supply chain; (iv) educate our employees on cybersecurity threats by providing training for employees to recognize and report phishing attempts, social engineering tactics, and other cyber threats; and (v) implement cybersecurity awareness tools and simulations to test employees’ knowledge and response to potential threats. By implementing these measures, we hope that our ability to respond to and recover from any eventual cybersecurity incidents will be enhanced. As of the date of this annual report, there have not been any prior network disruptions or cyber attacks that materially affected our operations.

We have been expanding our available products and services, and our business may continue to grow at a rapid pace. Our inability to properly manage or support this growth may have a material adverse effect on our business, financial condition and results of operations.

We have been expanding our available products and services in recent periods and intend to continue to grow our business through the internal expansion of products and services and potential acquisitions. Our growth could place significant demands on our management team and our operational, administrative and financial resources. We may not be able to grow effectively or manage our growth successfully, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our assets require capital for maintenance, upgrades and refurbishment, and we may require capital expenditures for new equipment.

Our equipment requires periodic capital investment in maintenance, upgrades and refurbishment to maintain its competitiveness. Our equipment typically does not generate revenue while it is undergoing maintenance, refurbishment or upgrades. Any maintenance, upgrade or refurbishment project for our assets could increase our indebtedness or reduce cash available for other opportunities. Further, such projects may require proportionally greater capital investments as a percentage of total asset value, which may make such projects difficult to finance on acceptable terms. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to potential or current customers. Moreover, in periods of low demand for our services or during challenging business conditions in the energy sector generally, we may be unable to make capital investments. Additionally, competition or advances in technology within our industry may require us to update our products and services. Such demands on our capital or reductions in demand and the increase in cost to maintain labor necessary for such maintenance and improvement, in each case, could have a material adverse effect on our business, financial condition and results of operations.

Competition among oilfield service and equipment providers is affected by each provider’s reputation for safety and quality.

Our activities are subject to a wide range of national, state and local occupational health and safety laws and regulations. In addition, customers maintain their own compliance and reporting requirements. Failure to comply with these health and safety laws and regulations, or failure to comply with our customers’ compliance or reporting requirements, could tarnish our reputation for safety and quality and have a material adverse effect on our competitive position.

Seasonal and adverse weather conditions adversely affect demand for services and operations.

Weather can have a significant impact on demand as consumption of energy is seasonal, and any variation from normal weather patterns, such as cooler or warmer summers and winters, can have a significant impact on demand. Adverse weather conditions, such as hurricanes, tropical storms and severe cold weather, may interrupt or curtail operations, or customers’ operations, cause supply disruptions and result in a loss of revenue and damage to our equipment and facilities, which may or may not be insured. Specifically, we typically have experienced a pause or slowdown by our customers around the November to February period. This is the traditional monsoon period in Southeast Asia where heavy weather will hinder activities on the rig. This may compromise the safe working conditions during drilling activities, therefore, the need for equipment and services may slow down, which may be compounded as our customers exhaust their annual capital spending budgets towards year end. Additionally, our operations are directly affected by weather conditions. During severe weather conditions, our customers may delay operations, or we may not be able to operate or move our equipment between locations.

We may be subject to claims for personal injury and property damage or other litigation, which could materially adversely affect our business, financial condition and results of operations.

Our services are subject to inherent risks that can cause personal injury or loss of life, damage to or destruction of property, equipment or the environment or the suspension of our operations. As the wells we service continue to become more complex, our exposure to such inherent risks becomes greater as downhole risks increase exponentially with an increase in complexity and lateral length. Litigation arising from operations where our facilities are located, or our services are provided, may cause us to be named as a defendant in lawsuits asserting potentially large claims including claims for exemplary damages. For example, transportation of heavy equipment creates the potential for our trucks to become involved in roadway accidents, which in turn could result in personal injury or property damages lawsuits being filed against us.

We may be affected if we are found to be in breach of any lease agreements entered into by us.

We have leased one of our real properties from JTC Corporation (formerly the Jurong Town Corporation) (“JTC”) and are subject to certain terms and conditions in respect of the real property, such as the requirement to obtain prior written approval from JTC and the relevant authorities for carrying out development works on the leased premises. As such, we may be exposed to regulatory and enforcement risks, including but not limited to potentially costly fines, if we are found to be in breach of any of the terms and conditions of our lease.

We are exposed to the credit risks of our customers.

We extend credit terms to some of our customers. Our average accounts receivable turnover days were approximately 24 days, 64 days and 57 days for the year ended March 31, 2025, for the period from April 1, 2023 to March 31, 2024 and the year ended March 31, 2023, respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the year ended March 31, 2025, the period from April 1, 2023 through March 31, 2024 and the year ended March 31, 2023, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

Our business model has a long cashflow conversion cycle.

Our business model relies on the efficient management of our working capital, including the collection of receivables from our customers. We have a long cashflow conversion cycle, where we typically only collect payment from our customers after an average of 57 days, 64 days and 24 days for the financial year ended March 31, 2023, and for the period from April 1, 2023 to March 31, 2024, and for the year ended March 31, 2025, respectively from the time, we provide them with the relevant oilfield service or product, but we must pay our suppliers within 30 to 45 days. Because our manufacturing cycle ranges between 30 days and 60 days upon receipt of material, therefore, if we experience delays in collecting payment from our customers, our cashflow and liquidity could be adversely affected, which could harm our business, financial condition, and results of operations.

We may be affected by an outbreak of other infectious diseases.

An outbreak of infectious diseases such as severe acute respiratory syndrome and avian influenza or new forms of infectious diseases in the future may potentially affect our operations as well as the operations of our customers and suppliers. In the event that any of the employees in any of our offices or worksites or those of our customers and suppliers is affected by any infectious disease, we or our customers and suppliers may be required to temporarily shut down our or their offices or worksites to prevent the spread of the diseases. This may have an adverse impact on our revenue and financial performance.

We are exposed to risks arising from fluctuations of foreign currency exchange rates.

Our reporting currency is the United States dollars. 11.7% of our trade payables as of March 31, 2025, 8.2% of our trade payables as of March 31, 2024, and 20.0% of our trade payables as of March 31, 2023 were in non-USD currencies including IDR, SGD and MYR. 40.1% of our trade receivables as of March 31, 2025, 19.7% of our trade receivables as of March 31, 2024, and 40.1% of our trade receivables as of March 31, 2023 were in non-USD denominations. We may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

Our business is subject to supply chain interruptions.

We work with third-party logistic providers for the import, export, and transportation of our products and industrial-grade hardware. We rely on such third-party service providers’ abilities to deliver our products as part of the supply chain logistics. The factors that can adversely affect our operations include, but are not limited to:

•
interruptions to our delivery capabilities;
•
failure of third-party service providers to meet our standards or their commitments to us;
•
increasing transportation costs, shipping constraint or other factors that could impact cost, such as having to find more expensive service providers which may or may not be readily available; and

Our results of operations and capital resources have not been materially impacted by supply chain interruptions during the financial year ended March 31, 2023, the period from April 1, 2023 through March 31, 2024, and the year ended March 31, 2025. However, any increased costs from delays, cancellations, and insurance, or disruption to, or inefficiency in, the supply chain network of our third-party service providers, whether due to geopolitical conflicts or other factors, could affect our revenue and profitability.

In the financial year ended March 31, 2023, the period from April 1, 2023 through March 31, 2024, and the year ended March 31, 2025, our business segments, products, lines of service, projects, or operations were not materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine, the conflicts in the Middle East and the effectiveness of the Uyghur Forced Labor Protection Act (“UFLPA”). Moving forward, we also do not expect to experience such supply chain disruptions in the future because we source our goods from a number of suppliers. To the best of our knowledge, we have not received any information from our suppliers pertaining to any present or potential supply chain disruptions as well. Pertaining to the UFLPA, we understand from our suppliers that the safety products we have procured are not derived from raw materials obtained from forced labor in China’s Xinjiang Uyghur Autonomous Region.

Risks Related to Our Ordinary Shares

An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly.

Prior to our initial public offering, there has been no public market for our Ordinary Shares. We cannot assure you that a liquid public market for our Ordinary Shares will be established. If an active public market for our Ordinary Shares does not occur following the completion of our initial public offering, the market price and liquidity of our shares may be materially and adversely affected. The initial public offering price for our shares in our initial public offering was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our shares after our initial public offering will not decline below the initial public offering price. As a result, investors in our shares may experience a significant decrease in the value of their shares.

We may not be able to maintain a listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

We have been granted approval by Nasdaq to list our Ordinary Shares on the Nasdaq Capital Market. In order to continue listing our shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements now or in the future. Even though our shares have been approved for listing by Nasdaq, we cannot assure you that our shares will continue to be listed on the Nasdaq Capital Market in the future.

If Nasdaq delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

(a)
a limited availability of market quotations for our Ordinary Shares;
(b)
reduced liquidity for our Ordinary Shares;

(c)
a determination that our Ordinary Shares are “penny stock”, which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
(d)
a limited amount of news and analyst coverage; and
(e)
a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq Capital Market, U.S. federal law prevents or preempts individual states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

•
fluctuations in our revenues, earnings and cash flow;
•
changes in financial estimates by securities analysts;
•
additions or departures of key personnel;
•
release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
•
potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies.

In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after our initial public offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of Directors decides to declare and pay dividends (by way of a simple majority decision of our Directors), the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after our initial public offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant number of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Ordinary Shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our Ordinary Shares in the public market could occur at any time. These sales, or the perception in the market that these sales may occur, could result in a decrease in the market price of our Ordinary Shares. At the date of our annual report, we have outstanding 42,448,704 Ordinary Shares, based on the number of Ordinary Shares outstanding as of the date of this annual report, assuming no exercise of the underwriters’ over-allotment option. Of that amount, 35,849,580 Ordinary Shares are currently restricted as a result of securities laws and/or lock-up agreements but will be able to be sold after the closing of our initial public offering, subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities is subject to volume limitations under Rule 144 of the Securities Act.

You must rely on the judgment of our management as to the uses of the net proceeds from our initial public offering, and such uses may not produce income or increase our share price.

We intend to use the net proceeds of our initial public offering as set out in “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us in our initial public offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from our initial public offering may be placed in investments that do not produce income or that lose value.

Our expected use of net proceeds from our initial public offering represents our current intentions based upon our present plans and business condition. As of the date of this annual report, we cannot predict with certainty all of the particular uses for the net proceeds to be received. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the amount of cash used in our operations, which can be highly uncertain, subject to substantial risks and can often change. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of our initial public offering.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•
At least 75% of our gross income for the year is passive income; or
•
The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.”

Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

At the date of our annual report, Mr. How Meng Hock controls approximately 61.78% of our issued and outstanding Ordinary Shares. Accordingly, our controlling shareholder could have considerable influence or control over the outcome of any corporate transactions or other matters submitted to the shareholders for approval, including (i) mergers, consolidations, (ii) the election or removal of Directors, (iii) the sale of all or substantially all of our assets, (iv) making amendments to our Second Amended and Restated Memorandum and Articles of Association, (v) whether to issue additional shares, including to him, (vi) employment, including compensation arrangements, and (vii) the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding Ordinary Shares. Under the Nasdaq Stock Market Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Stock Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Stock Market Rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market corporate governance listing standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of Nasdaq. These practices may afford less protection to Shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq Capital Market. We will rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; and (c) a change of control.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association (as amended from time to time), the Companies Act and the common law of the Cayman Islands.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are governed by the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some states in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like us have no general right under the Cayman Islands laws to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Second Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to certain corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of Directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated in the Cayman Islands. Our operating subsidiaries are incorporated and are located in Singapore, Malaysia, Indonesia, Thailand, Brunei, and Saudi Arabia. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, or our auditor judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Singapore may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors, or major shareholders, than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•
the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•
the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•
the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, we will publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second financial quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market.

We will incur additional legal, accounting, and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq Capital Market rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert their attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of and the rules and regulations of Nasdaq after we are successfully listed on the Nasdaq Capital Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of auditing our consolidated financial statements for the financial statements included elsewhere in this annual report, we identified a material weakness in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and SEC reporting requirements to properly address complex IFRS accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill IFRS and SEC financial reporting requirements. This includes the lack of comprehensive accounting policies and procedures manual in accordance with IFRS. In response to the material weaknesses identified prior to this annual report, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) an experienced financial consultant has already been engaged and is working closely with the internal finance team to assist the Company in preparing our financial statements and related disclosures in accordance with IFRS; (ii) developing a comprehensive IFRS accounting policies and procedures manual with the assistance of the experienced financial consultant; (iii) conducting regular and continuous IFRS training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling complex accounting issues under IFRS.

However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report beginning with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

There may be potentially adverse impacts on our corporate governance because of the indemnification provisions in our articles of association pertaining to our directors’ and officers’ liability.

Our articles of association outline comprehensive indemnification provisions for directors, officers, and trustees, intending to shield them from liabilities arising in the course of their duties. The broad scope of indemnification, covering actions taken in “good faith” and deemed to be in the “best interests” of the Company, may inadvertently diminish the incentive for directors and officers to exercise the highest level of care and diligence in decision-making. The extensive indemnification framework could result in reduced accountability and oversight, raising the risk of misconduct or negligence that may not be in the Company’s or shareholders’ best interests. These provisions may create a scenario where directors and officers are less motivated to act with the utmost care, knowing that the personal consequences of their actions are substantially mitigated. This decreased personal risk could impact corporate governance, potentially exposing shareholders to heightened risks stemming from lapses in judgment, mismanagement, or other adverse outcomes resulting from the actions of directors and officers. Careful consideration of these indemnification provisions is warranted to understand their potential impact on the overall risk profile and governance dynamics of the Company.

ITEM 4. INFORMATION ON THE COMPANY

A.
History and development of the company

Our Company was incorporated in the Cayman Islands on December 27, 2023, under the Companies Act of the Cayman Islands as an exempted company with limited liability. At incorporation, the authorized share capital of the Company was US$50,000 divided into 450,000,000 Class A ordinary shares of US$0.0001 each and 50,000,000 Class B ordinary shares of US$0.0001 each. On April 11, 2024, the Company re-designated (i) each issued and unissued Class A ordinary share into 450,000,000 ordinary shares of US$0.0001 each and (ii) each issued and unissued Class B ordinary share into 50,000,000 ordinary shares of US$0.0001 each (the “Share Redesignation”). Immediately after completion of the Share Redesignation, the authorized share capital of the Company has become US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 each. As of the date of this annual report, there are 42,448,704 Ordinary Shares issued and outstanding. OMS (Saudi), OMS (Singapore), OMS (Thailand), OMS (Brunei), OMS (Indonesia), OMS (Malaysia Holding) and OMS (Malaysia OpCo) are our indirect subsidiaries respectively.

Enforceability of Civil Liabilities

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations spread out across Singapore, Malaysia, Indonesia, Thailand and Saudi Arabia. All of the Directors and Executive Officers of our Company and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

Name	Position	Nationality	Country of Residence
How Meng Hock	CEO, Executive Director	Singaporean	Singapore
Kevin Yeo	CFO	Malaysian	Singapore
Ng Tse Meng	Non-executive Director	Singaporean	Singapore
Chung Yew Pong	Independent Director	Malaysian	Malaysia
Datuk Loo Took Gee	Independent Director	Malaysian	Malaysia
Esther Teh Oun Pheng	Independent Director	Malaysian	Malaysia

We have appointed Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our Directors or Executive Officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Ogier that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would in certain circumstances recognize and enforce a judgment obtained in the federal or state courts of the United States against the Company without re-examination or re-litigation of matters adjudicated upon, provided such judgement (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debt or a liability to pay a liquidated sum for which the judgment has been given; (c) is final, (d) is not in respect of taxes, a fine or a penalty, (e) was not obtained by fraud; and (f) is not of kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Singapore

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. The enforcement of any foreign judgment obtained in the United States is done by way of a common law action commenced in the Singapore Courts.

In making a determination as to enforceability of a foreign judgment by way of a common law action, the Singapore courts need to be satisfied that the foreign judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless, amongst other things, procured by fraud, or if the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or if the enforcement thereof would be contrary to the public policy of Singapore, or if the judgment would conflict with earlier judgments from Singapore or earlier foreign judgments recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our Directors and officers. It is uncertain as to whether a judgment of the courts of the United States awarding such punitive damages would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such determination has yet to be conclusively made by a Singapore court in a reported decision. However, if the Singapore courts consider such a judgment to amount to a direct or indirect enforcement of foreign penal, revenue or other public laws, it is likely that such a judgment cannot be enforced in Singapore.

Malaysia

Whilst judgments obtained in the US may not be enforced in Malaysia under the streamlined process provided under the legislation for recognizing reciprocal judgments, such judgments may still be enforced in the Malaysian courts under common law principles.

The Reciprocal Enforcement of Judgments Act 1958 of Malaysia, or REJA allows for the enforcement of judgments from specific Commonwealth countries listed in the First Schedule of REJA. These countries include the United Kingdom, Hong Kong, Singapore, New Zealand, Republic of Sri Lanka, India, and Brunei, referred to as “reciprocating countries.” When a foreign judgment from a reciprocating country is presented before a Malaysian court for enforcement, it can be registered under section 4(1) of REJA. Once registered, the foreign judgment, if it meets certain criteria (such as being a civil judgment for an outstanding monetary sum that is enforceable in the original country’s court), can be enforced in Malaysia. The registered foreign judgment holds the same legal weight and authority as a judgment issued by a Malaysian court.

Foreign judgments obtained in countries not listed in the First Schedule to REJA must be enforced according to the common law rule in Malaysia. Even though the United States is not listed as a reciprocating country in the First Schedule to REJA, a judgment issued in the United States can still be enforced in Malaysia under Malaysian common law principles. However, there are specific conditions that must be met for these foreign judgments to be enforceable. These conditions include the following:

(a) The judgment is for a definite sum, and which is final and conclusive;

(b) The original court granting the judgment had jurisdiction in the action;

(c) The judgment was not obtained by fraud;

(d) The proceedings in which the judgment was obtained were not contrary to natural justice; and

(e) The enforcement of the judgment would not be contrary to public policy in Malaysia.

Indonesia

Indonesian courts will not recognize judgments of foreign courts, and it will be necessary for any matter in which judgment has been obtained in a foreign court to be re-litigated in the Indonesian courts in order to enforce in Indonesia. However, a foreign or international arbitral award can be recognized and enforced in Indonesia as Indonesia has ratified the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (“New York Convention”) through Presidential Decision No. 34 of 1981. The procedures for recognition and enforcement of foreign arbitral awards are further regulated by Arbitration Law.

A foreign arbitral award must first be registered at the District Court of Central Jakarta. The registration must be applied by submitting the application with certain supporting documents. A foreign arbitral award that could be recognized and enforced is an arbitral award that:

a. the award is issued by an arbitrator or arbitral tribunal in a country with which Indonesia has a treaty, whether bilateral or multilateral, regarding the recognition and enforcement of international arbitral award;

b. the award is in the domain of commercial law according to Indonesian Law;

c. the award does not violate Indonesian rules of public policy.

The procedure for enforcement of foreign arbitral awards in Indonesia is regulated by Law number 30 of 1999 and Indonesian Supreme Court Regulation No. 1 of 1990 regarding the Procedure for the Enforcement of Foreign Arbitral Awards, which applies both to arbitral awards made in states bound by the New York Convention and to arbitral awards from states having a relevant bilateral agreement with Indonesia. In addition, to enforce the award it is necessary to register the award with the Clerk of Central Jakarta District Court, obtain a writ of execution (known as an “Exequatur”) from the Chairman of the Central Jakarta District Court or, in case the award which involves Indonesia as one of the parties in dispute, from the Supreme Court of Indonesia (through the Central Jakarta District Court). With respect to this matter, we draw your attention, however, that there have been a number of instances where Indonesian courts have refused to give effect to the enforcement of arbitration agreements or foreign arbitration awards for other specified or unspecified reasons.

Saudi Arabia

GLA & Company Ltd, our counsel as to KSA law, has advised us that there may be uncertainty as to whether the courts of KSA would (i) recognize or enforce judgments of the U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in KSA against us or our Directors or Executive Officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

It is also worth noting that KSA courts may claim jurisdiction over the dispute in the events listed in Articles 26 of the Law No. (M/1) dated 22/01/1435H, as amended (the “Law of Civil Procedures”), including inter alia, if the lawsuit involves bankruptcy declared in the Kingdom; or if the lawsuit is filed against more than one person and one of them has a place of residence in the Kingdom.

Pursuant to Articles 11 and 12 of the Saudi Arabia Royal Decree No. M53/1433 related to the Saudi Arabia Execution Law (Saudi Arabia Cabinet Decision No. 261/1433 On the Approval of the Execution Law, as amended) (“Enforcement Law”), the Courts of KSA will recognize and enforce foreign judgments and arbitral awards, provided that the procedural requirements outlined in Article 11 and 12 of the Enforcement Law in relation to the enforcement of the foreign judgement/foreign arbitral award, respectively have been satisfied, which are set out as follows:

(a) KSA courts must not have jurisdiction to decide the dispute and the judgment was issued by a court of competent jurisdiction according to the law of the jurisdiction in which it was issued;

(b) Reciprocity must be established between KSA and the jurisdiction in which the award/judgement is issued;

(c) the parties were duly summoned to appear and were duly represented at the proceedings;

(d) the judgment is res judicata according to the law of the jurisdiction of the courts in which it was issued;

(e) The award/judgment does not conflict with a judgment which was previously rendered in KSA; and

(f) the award/judgement, should not be under sole jurisdiction of KSA the arbitral award/judgement must not violate KSA public policy.

Brunei

The principal legislation relating to the enforcement of foreign judgements in Brunei is the Reciprocal Enforcement of Foreign Judgments Act 2000 Cap. 177 (“REFJA”). REFJA provides for the enforcement of foreign judgements in Brunei obtained in countries which afford reciprocal treatment to the judgements obtained in Brunei, which currently includes only High Court judgments from Singapore and Malaysia.

REFJA therefore does not apply to a judgment obtained from the United States. As such, judgements obtained in the United States may only be recognized and enforced in Brunei through the common law doctrine provided that such judgment —

a) is final and conclusive and was expressed to be for a fixed sum of money;

b) was given by a court of law of competent jurisdiction;

c) was not procured by fraud and the proceedings in which such judgments were obtained were conducted in accordance with principles of natural justice;

d) if enforced, would not be contrary to the public policy of Brunei.

Thailand

At present, Thailand is not a party to any treaties, conventions or agreements with the United States, permitting the recognition or enforcement of judgments or orders rendered by the United States courts in Thailand. Furthermore, there are no specific Thai laws or regulations governing the enforcement or recognition of any judgements or orders rendered by foreign courts in Thailand. Therefore, foreign judgments or orders are unenforceable and are not binding in Thailand. As a result, a new civil proceeding must be initiated in Thailand.

In 1918, the Thai Supreme Court rendered a decision that laid down the rule in which the Thai courts may use the foreign judgement as evidence when conducting the legal proceeding as follows:

(a) the foreign judgment was rendered by a court having competent jurisdiction; and

(b) the foreign judgment is final and conclusive.

Additionally, the Thai Civil Procedure Code stipulates general rules that must be complied with in case the plaintiff wishes to initiate legal proceedings in Thailand as follows:

(a) the defendant must either have a domicile in Thailand or conduct its business in Thailand; or

(b) the ground of a claim arises in Thailand, or the defendant has assets in Thailand, regardless of whether a defendant is domiciled in Thailand or not; or

(c) the defendant does not have a domicile in Thailand, or the ground of a claim did not arise in Thailand, but the plaintiff has Thai nationality or is domiciled in Thailand.

Corporate Information

We were incorporated in the Cayman Islands on December 27, 2023. Our registered office in the Cayman Islands is at 89 Nexus Way, Camana Bay, Grand Cayman, KYI-9009, Cayman Islands. Our principal executive office is at 10 Gul Circle, Singapore 629566. Our telephone number at this location is +65 6861 2677. Our principal website address is www.omsos.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited.

B.
Business overview

We are a growth-oriented manufacturer of surface wellhead systems, or SWS, and oil country tubular goods, or OCTG products used in the oil and gas industry. The primary end market for our products is for the purposes of onshore and offshore exploration and production, or E&P, operators in the Asia Pacific and the Middle Eastern and North Africa (MENA) regions. Our E&P end-users operate in geographic locations with environments that require wellheads, casing and tubing materials capable of meeting exact standards for temperature, pressure, corrosion, torque resistance and abrasion. Our products have been designed, manufactured and certified with the American Petroleum Standards (API) and International Organization of Standardization (ISO). Through our comprehensive and technologically advanced portfolio of SWS and OCTG, we serve as a single-source supplier for our E&P end-users and respond to their product demands. Our operations benefit from our broad, strategically positioned geographic footprint, which supports our ability to supply our (i) Specialty Connectors and Pipes and (ii) Surface wellheads and Christmas trees to major oil and gas operating regions in the Asia Pacific and MENA regions. We have facilities in the same country as our end-users’ E&P operations, for example, we have facilities in Saudi Arabia where our largest client, Saudi ARAMCO Oil is located, and similarly for other countries, which allows us to provide our customers with customized technical solutions and to synchronize our production and logistics with evolving demands. The following map provides an overview of our production facilities and broad footprint covering oil and natural gas producing basins in the Asia Pacific and MENA regions.

THAILAND
Sattahip
MALAYSIA
Songkhla
Labuan
Kemaman
BRUNEI
Johor
SINGAPORE
Duri
Balikpapan
Jakarta (Bogor)
INDONESIA
Dammam
SAUDI ARABIA

Our Customer

Chevron
Shell
ارامكو السعودية Saudi Aramco
Aker Solutions
PTTEP
HESS
Mubadala Petroleum
SIGMA
Schlumberger
HALLIBURTON
OneSubsea A Schlumberger Company
Petrofac
PERTAMINA
PETRONAS
slb
BAKER HUGHES
Weatherford
MAERSK
TechnipFMC

Our products are also exported to jurisdictions outside of those in which we operate, including countries in North and West Africa. Beyond SWS and OCTG products, we also offer premium threading services in five of the six jurisdictions in which we operate, which five jurisdictions are Indonesia, Malaysia, Thailand, Brunei and Singapore. For the year ended March 31, 2025 (Successor), period from June 16, 2023 through March 31, 2024 (Successor), period from April 1, 2023 through June 15, 2023 (Predecessor) and financial year ended March 31, 2023 (Predecessor), these four categories constituted 93%, 93%, 87% and 88% of our revenue, respectively.

Our revenue was $97.5 million for the year ended March 31, 2023 (Predecessor), $18.2 million for the period from April 1, 2023 through June 15, 2023 (Predecessor), $163.3 million for the period from June 16, 2023 through March 31, 2024 (Successor), and $203.6 million for the year ended March 31, 2025 (Successor). Our gross profit was $28.0 million for the year ended March 31, 2023 (Predecessor), $5.0 million for the period from April 1, 2023 through June 15, 2023 (Predecessor), $48.7 million for the period from June 16, 2023 through March 31, 2024 (Successor), and $69.0 million for the year ended March 31, 2025 (Successor). Our net profit was $12.4 million for the year ended March 31, 2023 (Predecessor), $2.4 million for the period from April 1, 2023 through June 15, 2023 (Predecessor), $82.1 million for the period from June 16, 2023 through March 31, 2024 (Successor), and $47.0 million for the year ended March 31, 2025 (Successor).

Since the post pandemic period (2020/2021), the number of oil rigs and wells drilled have been gradually increasing and is forecasted to grow at a stable pace in the coming years.

The following table sets forth our revenue by product and services categories for the periods indicated.

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Revenue
Sale of oilfield equipment products
Specialty connectors and pipes	143,091	113,531	5,114	48,581
Surface wellhead and Christmas tree	8,675	6,750	3,017	3,840
Rendering of premium threading and other ancillary services
Premium threading services	36,832	31,088	7,625	33,549
Other ancillary services	15,009	11,898	2,426	11,492
Total Revenue	203,607	163,267	18,182	97,462

The following table sets forth our revenue by operating markets for the periods indicated.

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Revenue
Saudi Arabia	141,084	112,015	3,544	46,633
Singapore	19,407	19,011	4,577	18,094
Malaysia	15,265	11,102	3,402	12,976
Thailand	11,399	7,603	2,367	8,861
Indonesia	13,555	11,154	3,740	8,664
Others	2,897	2,382	552	2,234
Total revenue	203,607	163,267	18,182	97,462

For the year ended March 31, 2025, Saudi ARAMCO accounted for 67% of our total revenue. Given the significance of this customer to our overall business, our financial performance is substantially dependent on the continued demand from ARAMCO. Any reduction in orders, changes in ARAMCO’s procurement policies, operational disruptions, or broader industry downturns affecting ARAMCO could have a material adverse impact on our revenue and profitability. We acknowledge that our high reliance on a single customer presents a customer concentration risk, and we are actively working to diversify our customer base by expanding sales to other major oil and gas operators in MENA, Asia Pacific, and other international markets. While ARAMCO remains a key strategic partner, we are pursuing initiatives to strengthen relationships with other clients in order to reduce dependency on any one customer.

Our Company was incorporated on December 27, 2023 under the laws of the Cayman Islands. We primarily conduct our business through our subsidiaries (i) OMS (Singapore), (ii) OMS (Saudi Arabia), (iii) OMS (Indonesia), (iv) OMS (Thailand), (v) OMS (Malaysia Holding), (vi) OMS (Malaysia OpCo) and (vii) OMS (Brunei), operating in Singapore, Saudi Arabia, Indonesia, Thailand, Malaysia, and Brunei, respectively. Furthermore, through our localization efforts and in collaboration with local governments, we operate manufacturing facilities and warehouse across the six jurisdictions in which we operate.

Our company has established a comprehensive quality control and assurance system for our products. All of our sites hold ISO 9001 and API Q1 quality management system certifications. These certifications serve as the foundation for obtaining various product quality qualifications under the API.

Different Basis of Accounting — It is important to note that the periods presented were prepared under different bases of accounting. The Predecessor period for the year ended March 31, 2023 and the Predecessor period from April 1, 2023 through June 15, 2023 were prepared under the previous reporting structure before the MBO, whereas the Successor periods from June 16, 2023 through March 31, 2024 and for the year ended March 31, 2025 were prepared under our current reporting structure. As a result, direct comparisons between these Predecessor and Successor periods may not be indicative of our financial performance had both periods been presented under the same basis of accounting. Investors should consider this difference when evaluating the fluctuations in our revenue, gross margin, and net profit.

Our Products

For the financial year ended March 31, 2023, for the period from April 1 through June 15, 2023, for the period June 16, 2023 through March 31, 2024 and for the year ended March 31, 2025, our top three business segments were (i) Specialty Connectors and Pipes, (ii) Surface Wellheads and Christmas Trees, and (iii) Premium Threading Services. Combined, they contributed 88% of our revenue and 82% of our gross profit for the financial year ended March 31, 2023, 87% of our revenue and 80% of our gross profit for the period from April 1, 2023 through June 15, 2023, 93% of our revenue and 90% of our gross profit for the period from June 16, 2023 through March 31, 2024, and 93% of our revenue and 90% of our gross profit for the year ended March 31, 2025.

Specialty Connectors and Pipes

Large diameter weld-on specialty connectors (threaded or stab type) are used primarily in oil and gas wells drilled from floating drilling rigs, jack-up rigs, fixed platforms, TLPs and Spars. Specialty connectors join lengths of conductor or large diameter (16-inch or greater) casings. Specialty connectors provide a more rapid connection than other methods of connecting pipe lengths. Highly engineered connectors may be sold individually or as an assembly after being welded to sections of Company-or customer-supplied pipes.

Pipe Conductor: In the context of offshore drilling and platform construction, a pipe conductor is a large-diameter steel pipe installed in the ground, whether on land or seabed, to serve as a foundation for well construction. The conductor pipe is typically driven into the ground using pile driving equipment or drilled into the ground using a drilling rig.

Welded-On Connector: A welded-on connector is a structural component attached to the top of the conductor pipe. This connector is usually welded to the upper end of the conductor pipe to facilitate the attachment of other components, such as wellheads, templates, or other platform structures. The welded-on connector ensures a secure and stable connection between the conductor pipe and the upper structure of the platform. OMS weld-on specialty connectors are designed to prevent cross threading and provide a quick, convenient method of joining casing joints with structural integrity compatible with casing strength.

•
Primary Purpose: The primary purpose of the welded-on connector is to enable the secure attachment of additional equipment and structures to the conductor pipe. This equipment may include wellheads, risers, production and drilling conductors, and other components required for offshore oil and gas operations.
•
Design and Material. Welded-on connectors are designed to withstand the environmental conditions and loads encountered in offshore locations, including wave and current forces. They are typically made of high-strength steel capable of withstanding the harsh offshore environment.
•
Welding: Welding is used to join the connector to the pipe conductor, with proper welding procedures and inspections being crucial to ensure the integrity and strength of the connection. Welding quality and integrity are essential for the safety and stability of the offshore platforms. The welded-on connector plays a vital role in the construction and integrity of oil and gas platforms, providing a secure and durable connection point for various components in the challenging offshore environment.

We categorize our specialty connectors and pipes into two primary segments, which we define as JVLW series and JVDD series. These segments are generally defined based on their assembly process and key features described in the diagram below.

Our JVDD and JVLW connections are manufactured at our precision machine facilities in Singapore, Indonesia, and Saudi Arabia. These facilities are well equipped with modern infrastructure and professional staff to provide integrated manufacturing, machining, fabrication and specialized welding services (such as SAW, SMAW, TIC, MIC and FCAW). The facility from OMS (Saudi Arabia) produces the majority of our specialty connectors and pipes and accounted for 97% and 99% of revenue from this segment in the period from April 1, 2023 through March 31, 2024 and year ended March 31, 2025, respectively.

[1] Land Rig
Moved onto well site location in components by truck or helicopter (in remote locations) and assembled onsite.
[2] Swamp Barge Rig
Floated onto well site location and ballasted down where hull sits on river bed.
[3] Jack Up Rig
Floated onto well site location where legs are jacked down to raise hull up. Can drill independently or over a platform.
[4] Platform Rig
Drilling Rig lifted onto a platform where support services exist (accommodation / helicopter pad / cranes).
[5] Tender Assisted Rig
Drilling Rig lifted onto a platform where lack of support services exist (accommodation / helicopter pad / cranes). Tender Assist Barge provides support.
[6] Drillship
Mobile Offshore Drilling Unit, capable to work shallow or deep water, can be anchored or c/w dynamic position system in deep water.
[7] Semi Submersible Rig
Mobile Offshore Drilling Unit, capable to work shallow or deep water, can be anchored or c/w dynamic position system in deep water. Can be transported (as seen).
[1]
On Land
[2]
River Bed / Swamp 5m+/- Water
[3] [4] [5] [6] [7]
Sea Level
[4] [5] [6] [7]
Sea Level
[6] [7]
Continental Shelf, 110m<
Deep Water, 2500m+/-
Ultra Deep Water, 2500m+
JV-LW
JV-DD
JV-DD2
JV-DD-F
JV-DD-X
JV-LW
JV-DD
JV-DD2
JV-DD-F
JV-DD-X
JV-LW
JV-DD
JV-DD2
JV-DD3
JV-DD-F
JV-DD-X
JV-DD
JV-DD2
JV-DD3
JV-DD-F
JV-DD2
JV-DD3
JV-DD-F

Oil rigs can be categorized into seven different types, namely (i) Land Rig, (ii) Swamp Barge Rig, (iii) Jack Rig, (iv) Platform Rig, (v) Tender Assisted Rig, (vi) Drillship, and (vii) Semi Rig. Each type of oil rig has unique connector requirements. Land rigs, swamp barge rigs, jack rigs and platform rigs typically operate above sea level and use a combination of JV, JVDD, JVDD2 and JVDD connections. Tender rigs and drill ships operate in deep waters, typically around 2500 meters deep, and use a combination of JVDD, JVDD2, JVDD3 and JVDDF connections. Semi rigs operate at ultra levels beyond 2500 meters and rely on our JVDD2, JVDD3 and JVDDF connections.

Surface Wellheads & Christmas Trees

OMS has designed, qualified and manufactured our own highly engineered surface wellhead and Christmas systems fully qualified to API 6A standards. API 6A is a widely accepted standard in the oil and gas industry for the design, manufacture, testing and inspection of wellhead and Christmas tree equipment. API 6A specifications are important because they help to ensure that wellhead and Christmas tree equipment is safe, reliable and interchangeable. This is essential for the efficient production of oil and gas. We have in-house qualified engineers and various testing chambers to perform equipment qualification, including hydrostatic test bunkers, gas testing pits and thermal temperature chambers. Our facilities in Singapore, Johor (Malaysia), Duri (Indonesia), Balikpapan (Indonesia), Jakarta (Bogor) (Indonesia), Songkhla (Thailand) and Saudi are all API 6A certified. The majority of manufacturing is currently being done in Singapore and Indonesia.

Surface wellhead equipment and Christmas trees are two critical components employed in the drilling and production of oil and natural gas from underground reservoirs. They play an essential role in controlling the flow of oil and gas into and out of a well, ensuring its safety and integrity.

Surface Wellhead. A surface wellhead is an assembly of equipment installed at the top of an oil or gas well to control the well and maintain its integrity. It typically consists of several components, including:

•
Casing Head. The casing head is the lowermost component of the wellhead. It provides housing for the casing strings (steel pipes) that are cemented into the wellbore to prevent any potential fluid leaks from the reservoir.
•
Tubing Head. The tubing head is located above the casing head. It provides housing for the tubing string, which is used to transport oil or gas from the reservoir to the surface. It also contains the tubing hanger, which supports the tubing and seals the well.
•
Casing and Tubing Hangers. These components support and seal the casing and tubing strings, respectively, within the wellhead. They control the flow of fluids in and out of the well.
•
Annulus Valves. These valves are used to control the pressure and flow of fluids in the space between the casing and tubing, known as the annulus.

Christmas Tree. A Christmas tree, also known as a wellhead assembly, is an arrangement of valves, spools and other equipment that is installed on top of the surface wellhead. The name “Christmas tree” stems from its visual resemblance to a decorated tree. The Christmas tree serves several important functions:

•
Flow Control. The Christmas tree contains a set of valves that allow operators to control the flow of oil, gas and other fluids from the well to the production facilities. These valves can be opened, closed or adjusted to control the flow rate.
•
Pressure Control. The Christmas tree includes valves and chokes that help control the pressure in the wellbore and prevent blowouts or uncontrolled releases of hydrocarbons.
•
Well Monitoring. Various instruments and gauges on the Christmas tree provide information about the well’s conditions, such as pressure and temperature, which is essential for safe and efficient operation.
•
Safety. The Christmas tree can be used to isolate the well in case of emergencies, such as well kicks or other unexpected events.

As the Surface Wellhead and Christmas Tree designs meet international specifications, they can be sold and used in any geographical location where oil and gas drilling and production take place. Currently, our distribution is focused on Southeast Asia, predominantly in Indonesia, with Indonesia accounting for 96% and 82% of our distribution of Surface Wellhead & Christmas trees for the period from April 1, 2023 through March 31, 2024 and year ended March 31, 2025, respectively. As of the date of this annual report, OMS holds a substantial market share in the supply of surface wellheads and Christmas trees in western Indonesia.

Premium Threading Services

Our Company holds key premium connection licenses from major proprietary manufacturers, including VAM, Tenaris, JFE and NOV. Currently, all of our operating subsidiaries, with the exception of Saudi Arabia, maintain these premium connection licenses, enabling us to provide our customers with premium threading-related services and support in all six jurisdictions in which we operate.

In the oil and gas industry, premium threading connections represent high-quality, precision-engineered threaded solutions employed to unite two pieces of tubular equipment, such as drill pipes, casing or tubing. These connections are meticulously designed to deliver exceptional performance and reliability, especially in demanding drilling and production environments. Premium threading connections offer numerous advantages over standard or conventional threaded connections.

•
Enhanced Performance. Premium connections are engineered to withstand higher levels of stress, torque and pressure, making them ideal for challenging drilling and completion operations, including deepwater and high-pressure wells.
•
Improved Sealing. These premium connections often incorporate advanced sealing mechanisms, reducing the risk of leaks and ensuring a secure connection — a critical aspect to preventing oil or gas leaks during drilling and production.
•
Extended Lifespan. Premium connections are designed for an extended service life, reducing the necessity for frequent replacements and maintenance, which can be cost-intensive in the oil and gas industry.
•
Enhanced Fatigue Resistance. These connections are engineered to resist fatigue and vibration, reducing the likelihood of connection failures during drilling operations.
•
Tighter Tolerances. Premium connections are manufactured with extremely tight tolerances, guaranteeing a precise fit and minimizing the risk of thread damage or galling during makeup and breakout.
•
Compatibility. Many premium threading connections are designed to be compatible with a variety of tubular products, offering flexibility in equipment selection.
•
Performance Testing: Manufacturers of premium connections typically subject their products to rigorous performance testing and quality control processes to ensure compliance with industry standards and specifications.

The selection of a threading connection depends on the specific requirements of the drilling or production operation, taking into account factors such as well depth, pressure, and environmental conditions. Although premium threading connections typically come at a higher cost compared to standard connections, their exceptional performance and reliability can justify the investment, particularly in critical applications where safety and operational efficiency are paramount.

Others

We also provide inspection and aftermarket services such as API/premium thread inspection, drill pipe repairs, Non-Destructive Testing (NDT) and load testing and other general ancillary services such as inspections, general machining, welding and testing, which forms a small part of the Company’s business.

Our Customers

Our key customer base operates in the following regions:

Customers	Key Geographic Locations
Saudi Arabian Oil Company (ARAMCO)	Saudi Arabia
Halliburton	Global

For the period from April 1, 2023 through March 31, 2024, ARAMCO and Halliburton accounted for 61% and 7% of our revenue respectively. For the financial year ended March 31, 2025, ARAMCO and Halliburton accounted for 67% and 5% of our revenue respectively.

We also have the following agreements with the key customers:

Material Purchase Orders with Aramco for the supply of specialty connector and pipes

OMS (Saudi) contracts with ARAMCO for the sale of oilfield-related products to ARAMCO on a spot purchase order basis. The purchase orders are governed by standard terms, with the terms consisting of price, which is paid in USD, delivery, acceptance, the quality of the products delivered, and any packing, labelling, inspection and quality assurance requirements. In January 2024, the Company entered into a 10-year Corporate Purchase Agreement with Saudi Aramco (“LTA”), where the Company is the vendor. The term length listed in the LTA is from November 1, 2023 to October 31, 2033. Under the LTA, Saudi ARAMCO has no minimum purchase obligations. Saudi ARAMCO can terminate the LTA for convenience with a 30-day written notice, or for cause.

Halliburton — Master Purchase Agreement

OMS (Malaysia OpCo) has entered into the Master Purchase Agreement No. CW303866 on February 1, 2023 with Halliburton Manufacturing & Technology (M) Sdn. Bhd. (“Halliburton Malaysia”) (“MY Halliburton Agreement”), as amended by the First Amendment to the Master Purchase Agreement dated October 6, 2023, whereby OMS (Malaysia OpCo) has agreed to provide goods and services including premium tubular threading services to Halliburton Malaysia and its affiliates in Malaysia, subject to purchase orders made pursuant to the MY Halliburton Agreement. The initial term of this MY Halliburton Agreement is 4 years from February 1, 2023, and the parties may subsequently agree in writing to renew the agreement for an additional 4-year term.

Halliburton Malaysia is not bound to purchase any goods or services under the agreement, nor does the agreement obligate Halliburton Malaysia to any minimum or exclusive purchase requirement. OMS (Malaysia OpCo) is restricted from selling, assigning, or transferring all or any part of the MY Halliburton Agreement, or subcontracting all or any part of its obligations thereunder, without the prior written consent of Halliburton Malaysia, which consent will not be unreasonably withheld, delayed or conditioned.

Unless otherwise specified, the payment terms for any invoices issued under the MY Halliburton Agreement shall be 75 days from the receipt of the invoice issued by OMS (Malaysia OpCo). OMS (Malaysia OpCo) must submit any claims or disputes arising thereunder that relate to billing or payment to Halliburton Malaysia within 90 days after the invoice date.

Halliburton Malaysia has the right, with 30 days’ notice to OMS (Malaysia OpCo) to cancel or terminate the MY Halliburton Agreement or any purchase order thereunder or any part thereof without cause or for any reason whatsoever. Halliburton Malaysia may also immediately cancel the MY Halliburton Agreement by written notice to OMS (Malaysia OpCo) in the event of:

i. OMS (Malaysia OpCo) having breached the MY Halliburton Agreement or defaulted any provision thereunder and having failed to cure such breach or default within 10 days after notice from Halliburton Malaysia;

ii. OMS (Malaysia OpCo)’s bankruptcy, reorganization, receivership, insolvency, or making an assignment for the benefit of its creditors; or

iii. Evidence of OMS (Malaysia OpCo)’s financial or organizational instability.

The MY Halliburton Agreement is governed by Malaysian law, and any dispute arising thereunder shall be finally and solely determined and settled by arbitration in Kuala Lumpur, Malaysia in accordance with the Asian International Arbitration Centre (AIAC) Rules of Arbitration. There shall be 3 arbitrators, with the third acting as an umpire, the appointing authority shall be the AIAC and the language to be used in the arbitral proceedings shall be English.

OMS (Singapore) has entered into an affiliate addendum effective as of September 14, 2023 to the aforesaid MY Halliburton Agreement with HAL Completions Mfg Pte. Ltd. (“Halliburton Singapore”), whereby OMS (Singapore) agrees to provide goods and services for the purpose of servicing and repairing oil country tubular goods in Singapore, subject to purchase orders made from time to time pursuant to the MY Halliburton Agreement, including premium tubular threading services, copper plating and bead blasting, for a variable price as agreed in the aforesaid agreement. Except as otherwise provided in the affiliate addendum, OMS (Singapore) and Halliburton Singapore have agreed to incorporate all the terms and conditions of the MY Halliburton Agreement set out above.

Our Suppliers and Raw Material Input

Procurement of raw materials such as steel from suppliers

Our Executive Director, Chairman of the Board, and Chief Executive Officer, Mr. How Meng Hock, possesses an extensive network of contacts that has played a pivotal role in establishing our reputation and rapport with a network of trusted suppliers both regionally and in Saudi Arabia. These valuable relationships enable us to stay well-informed about equipment availability in the market.

Our procurement strategy is tailored to meet the dynamic demands of the oilfield services and products market. Our dedicated procurement team proactively engages in negotiations with suppliers to secure advantageous terms prior to finalizing purchases. Our product line necessitates a diverse range of steel grades. We employ a rigorous supplier selection process based on qualifications and capabilities. To ensure consistent performance, we conduct regular audits of our suppliers. The Company has established comprehensive procedures for selecting, approving, and evaluating suppliers. To meet the unique specifications of each client, we meticulously select the appropriate steel type. We employ various manufacturing techniques to transform raw materials into finished goods, consistently meeting our customers’ exacting quality standards. We source our raw materials from multiple suppliers, strategically consolidating purchases among our top vendors to optimize costs and improve delivery terms. Our procurement approach maintains flexibility, allowing us to source materials from different suppliers based on factors such as technical capability, pricing, lead times, and end-user specifications. For the financial year ended March 31, 2025 we had two suppliers that accounted for more than 10% of our total purchases;

These 2 supplier receives orders from the Saudi Arabia and Singapore subsidiary to support the Specialty Connector and Pipe product for all the jurisdictions that the company supports.

Number	Supplier Name	Raw Material	% of financial year ended March 31, 2025 total purchase
1	Marubeni-Itochu Tubulars Asia Pte Ltd	Conductor pipe	38%
2	Global Pipe Company	Conductor pipe	21%

For the period from April 1, 2023 through March 31, 2024, we had one supplier that accounted for more than 10% of our cost of revenue:

Number	Supplier Name	Raw Material	% of financial year ended March 31, 2024 total purchase
1	Marubeni-Itochu Tubulars Asia Pte Ltd	Conductor pipe	45%

In KSA, OMS (Saudi) does not have a long-term contractual arrangement with Global Pipe Company or any other suppliers, and the suppliers provide the goods on an as needed basis. OMS (Saudi) engages with Global Pipe Company through requesting for quotations and purchase orders (“PO”). The PO terms are mainly limited to price, which is payable in Saudi Riyals or USD unless otherwise agreed, payment, insurance, delivery, acceptance, packing and quality of the supplied goods.

In Singapore, OMS (Singapore) does not have a permanent long-term contractual arrangement with Marubeni-Itochu Tubulars Asia Pte Ltd. OMS (Singapore) engages with Marubeni-Itochu Tubulars Asia Pte Ltd on a PO basis as needed. The PO terms are mainly limited to price, which is payable in USD unless otherwise agreed, delivery, acceptance, and quality of the supplied goods.

SALES AND MARKETING

As of the date of this annual report, our sales and marketing team consists of 3 product managers at the management level and a total of 37 sales and marketing support staff across the entire organization. We have a dedicated sales and marketing team, which we believe provides top-notch services to customers in Asia and the Middle East. The sales team also consists of staff who specialize in various products, possessing manufacturing and commercial knowledge to support our customers’ needs.

We promote our products and enhance brand awareness through different channels, from direct bidding and tendering, customers’ visits and presentations, to participating in tradeshows and advertising through our websites. One of our other key channels for marketing is through our multi-faceted presence in the region and knowing our customers’ requirements intimately. This provides the advantage of word-of-mouth referrals from our existing customers and business contacts. We believe that our high-quality sales staff services result in positive customer reviews and feedback, which increases customer awareness of our brand. We intend to continue to invest resources in our marketing efforts.

Sales Process Flow

The process flow pertaining to our sales business activities can be described as follows:

Procurement of raw materials such as Steel from suppliers

Mr. How Meng Hock, our Executive Director, Chairman of the Board and Chief Executive Officer’s wide network of contacts has allowed us to build a reputation and rapport with a network of trusted suppliers from around the Asia Pacific region and in Saudi Arabia. Our suppliers constantly update us with information on equipment availability in the market. Subject to expected demand for oilfield services and products, our procurement team further negotiates sales terms with our suppliers before committing to purchases.

Customer Inquiries for oilfield services and product purchases

Through our commitment to deliver quality services and products which are customizable based on our customer’s needs, we have firmly established ourselves as a preferred oilfield services and products supplier to our customers.

Our customer base consists of our existing customers, together with potential new customers through referrals and through online inquiries via our website at www.omsos.com. Customers might also approach us with inquiries whenever they need to purchase oil drilling parts for their projects. Subject to product availability and acceptable sales terms, our customers enter into a sales agreement confirming their oilfield product purchases with us.

RESEARCH AND DEVELOPMENT

As of the date of this annual report, our research and development team consists of 18 employees who belong to the engineering department based in Singapore and Indonesia. This function is a key asset to the Company as it provides us with advancements of our current products as well as designing new products to meet ever-evolving market needs. We have invested in testing bays, thermal chambers and equipment to ensure we have the capability to qualify our product to meet the industry qualification standards plus meeting customers’ requirements. We also partner with reputable testing centers in the USA, such as Stress Engineering, Yarmouth Research & Technology and in Singapore with DNVGL to support our qualification needs. We will continue expanding our research and development capabilities to support new product development and qualification requisites.

We have made strategic investments (S$1.1 million) in Additive Manufacturing (AM) and are currently collaborating with the Singapore Institute of Manufacturing Technology (SIMTech) to explore innovative ways to enhance our products, assess new technology, optimize supply chain processes, and explore ESG (environmental, social and governance) and sustainability. We currently have a joint project with SIMTech/NAMIC (National Additive Manufacturing Innovation Cluster) on using additive manufacturing to develop a metallic seal for our high-pressure-high temperature (HPHT) gate valves.

The Company will continue to enhance and develop its product portfolios to provide more offerings to customers. Some areas where we are exploring the possibility of growing our product portfolio are in power generation, mini hydro development, biomass and other renewable opportunities. Throughout the years we have expended capital in product development. We believe that continuing to add to our product portfolio is an important component of meeting our customers’ evolving needs. For our specialty connectors and pipes segment, we are researching designs for metal-to-metal connector sealings to ensure a gas-tight environment. Our focus is on designing and enhancing our connectors to be more compact, using less raw material. We are also developing a new stab-in connector with a more compact body, reducing installation/retrieval time by improving lockring design.

In terms of our surface wellhead systems, we are developing an “SBR” Metal Seal Ring for high pressure and high temperature (HPHT) application. The objective of this metal seal is to safely use this seal in a working environment of up to 15,000 PSI, which will also require the development of a range of materials suitable for working environments up to 3500F and the ability to seal against both hydro fluid and gas production. We are also working on improving our flow control design in safety actuators and chokes in our Christmas Tree product line. By having our own design and products in-house, we are able to improve our service, supply chain and costs.

COMPETITION

The oilfield services and manufacturing industry is growing and becoming increasingly competitive. We primarily compete with Schlumberger, Technip FMC, BakerHughes, OilState Industries, National Oilwell Varco and Dril-Quip for the same pool of potential customers. While some of our competitors may be better funded or better connected, we believe that we are well positioned to compete in the industry. We have strong relationships with existing suppliers and customers, an experienced management team with an average of 25 years in the industry, a range of differentiated products and services that includes technologies in areas such as subsea production systems and well completion tools, and a broad strategic footprint with locations that allow us to quickly respond to customer needs. Our network includes manufacturing facilities in key oil and gas hubs across North America, Europe and Asia, enabling us to provide rapid, localized support to our global client base.

COMPETITIVE STRENGTHS

Experienced producer of OCTG and SWS for Asia Pacific and MENA.

We have nearly 50 years in upstream oil and gas development. We produce high-quality, specialized OCTG and SWS products for E&P and oilfield service operators in the Asia Pacific and MENA regions, focused primarily on conventional onshore and offshore markets. The breadth of our product offering enables us to serve as a single-source supplier, providing for all the steel pipe needs of our customers’ oil and natural gas wells — from surface casing to the kick-off point, through extended-reach laterals, and to surface wellhead systems designed and qualified to meet various performance requirements. Our comprehensive product offering delivers standard and customized solutions that are designed, qualified and manufactured to American Petroleum Institute Standards. We look to consistently innovate on additional capabilities through in-house R&D and through strategic partnerships, improve existing manufacturing capabilities and develop new manufacturing technologies to further improved and enhance our product and service quality.

Broad footprint of strategic locations that allows us to quickly respond to customer needs.

We have a presence in six jurisdictions with 11 manufacturing facilities. Our manufacturing facilities, with a total area of approximately 200,000 square meters, provides our Company and our customers with a broad geographic footprint. Our strategic locations enable us to provide sales services with shorter lead-times and give us the opportunity to perform inspection and maintenance services for our customers.

High-quality and diverse customer base.

Since the inception of our business in 1972, we have developed stable relationships with our key suppliers and customers in each region where we operate. For the fiscal year ended March 31, 2025, the period from April 1, 2023 through March 31, 2024 and fiscal year ended March 31, 2023, our top five customers accounted for 83%, 80% and 72% of the total sales, respectively, and have longstanding business relationships with us. Additionally, we have served over 200 customers across our major regions in Asia Pacific and MENA. These customers include major, independent & national oil companies, drilling contractors, E&P and oilfield service providers and even some of our competitors can also be customers.

Strong free cash flow capabilities and balance sheet.

We are a returns-focused company that prioritizes disciplined cost and capital expenditure decisions. We expect our production facilities will require minimal capital expenditures for maintenance on an annual basis, enabling us to generate strong free cash flow. The result of this returns-focused approach allows us to maintain a strong balance sheet and ample financial liquidity, permitting continued research and development activities, supporting our organic growth as well as evaluating select strategic acquisitions. As of March 31, 2025, we had $73.0 million of cash and cash equivalents, excluding restricted cash while outstanding debt is nil.

Experienced and knowledgeable management team.

We have an experienced management team led by Mr. How Meng Hock, who has over 30 years of experience in the in the upstream drilling and production sector, ranging from operations, supply chain management, commercial functions and business development. He has been our CEO for the past 10 years. He previously worked for large multi-national oilfield services companies. The management team is also composed of individuals who have over 15 years’ experience in the upstream oil and gas sector.

GROWTH STRATEGIES

We intend to strengthen our market position in the oil and gas upstream drilling and production industries, by implementing the following business strategies and plans.

Focus on best-in-class manufacturing principles and cost management

We strive for continued operational excellence with the goal of providing high-quality products at competitive prices. Our operating personnel continually examine costs and profitability by product, plant and region. Further, our organization continues to innovate additional manufacturing, engineering and production capabilities to meet our customers’ evolving demands and requirements.

Optimize our portfolio and product mix to be responsive to market conditions

We will assess and pursue opportunities to utilize, optimize and grow production capacity to capitalize on market opportunities. We seek to maintain flexibility to adjust our product mix and rapidly respond to changing market and customer conditions. While prioritizing our highest margin products, we regularly evaluate our portfolio of assets to ensure that our offerings are responsive to prevailing market conditions.

Leverage operating jurisdictions to acquire additional market share

Our focus is on advancing localization programs in collaboration with national oil companies and local governments. Over the past decade, regulations led by the state-owned oil companies have mandated local presence for entities bidding on tender contracts. This entails everything from establishing physical manufacturing sites to employing local citizens. OMS has excelled in jurisdictions where these regulations are rigorously enforced. For instance, in Saudi Arabia, Saudi Aramco’s “In-Kingdom Total Value Add” (IKTVA) program emphasizes hiring locals and fostering domestic production. Similarly, in Indonesia, the “Tingkat Komponen Dalam Negeri” (TKDN) regulations mandate a certain percentage of production components to be sourced domestically or through a combination of domestic goods and services, including transportation costs integrated into offering prices.

Provide superior quality products and customer service

Our products play a critical role in a variety of on-shore and off-shore oil drilling and exploration purposes. Our emphasis on manufacturing processes, quality control testing and product development helps us deliver high-quality products to our customers. We focus on providing superior customer service through our geographic manufacturing footprint and our experienced sales forces. We also seek to provide high-quality customer service through continued warehouse optimization. We believe that warehouse, transportation and shipping logistics, and speed of delivery represent key areas of commercial differentiation relative to our competitors.

Expand business and operations through acquisitions, joint ventures and/or strategic alliances

As of March 31, 2025, OMS holds a sizeable market share in supplying wellheads and Christmas trees to western Indonesia. This is significant as Indonesia aims to achieve crude oil lifting of 1 million barrels per day (bpd) and gas lifting of 12 billion cubic feet (Bcf) per day by 2030.

Our Values

Our success has been founded on our value system as explained below, which forms our guiding principles and are critical to our success. In the tough oil and gas industry with fierce competition and volatile markets, our values remain the bedrock from which we develop our resilience, enabling us to take on future challenges.

1. Act Now: “We act now so our destiny is defined by us, not for us.”

We believe in taking the initiative on the most important tasks first, responding with urgency to ensure customer satisfaction.

2. Own It: “We own it — our decision, quality & commitments — to be the best we can be.”

We aim to finish what we start, learning from the outcomes of our decisions to enable us to master our work.

3. Earn Trust: “We earn trust to create a safe, innovative & inclusive workplace.”

We do what we say we will do and are always open to asking questions to understand the situation, believing in being clear and honest.

4. Create Value: “We create value to positively impact our customers & community.”

We are focused on constant improvement and have no qualms with speaking up to make ourselves better, with an aim to deliver above expectations.

5. Win Together: “We win together to reach our full potential”

We co-operate together as a single entity, inviting collaboration from all parties, and freely offering our knowledge, aiming to give people positive attention often to develop everyone to their maximum capability.

C.
Organizational structure

Organization Chart

The chart below sets out our corporate structure at the date of this annual report.

Entities

A description of our principal operating subsidiaries is set out below.

Other Minority Shareholders
How Meng Hock
38.22%
61.78%
OMS Energy Technologies Inc.
("OMS Cayman")
(a Cayman company)
100%
OMS Holdings Pte. Ltd (a Singapore company)
0.01%
100%
100%
100%
OMS Oilfield Services
Arabia Ltd.
(a Saudi Arabian company)
OMS Oilfield Services Pte.
Ltd
(a Singapore company)
OMS Oilfield Holdings
Sdn. Bhd.
(a Malaysian company)
20%
0.01%
36.24%
Top Pentagon Sdn Bhd.
(a Malaysian company)
70%
95%
99.98%
OMS Oilfield Services Sdn.
Bhd.
(a Malaysian company)
PY Oiltools Sdn. Bhd.
(a Bruneian company)
PT OMS Oilfield Services
(Indonesia)
(an Indonesian company)
OMS Oilfield Services
(Thailand) Ltd.
(a Thai company)
63.75%
0.01%
80% Other Interest
30% Minority Interest
5% Minority Interest

OMS Holdings

OMS Holdings was incorporated in Singapore on May 4, 2010, as the holding company that owns all the subsidiaries.

OMS (Saudi)

OMS (Saudi) was incorporated in Saudi Arabia on May 7, 2008, and possesses the largest footprint in OMS, with its main business line being the manufacturing and welding of our specialty connectors and pipe product line.

OMS (Singapore)

As the headquarters for the group, OMS (Singapore) was incorporated in Singapore on June 21, 1972. Its manufacturing capabilities include manufacturing and supply of surface wellhead and Christmas trees, specialty connectors and pipes, premium connections threading and engineering services including precision machining work fabrication, cladding, assembly and testing.

OMS (Thailand)

OMS Thailand was incorporated in Thailand on August 26, 2003 and operates from two sites, one being located in Songkhla and the other at Sattahip. Its dominant business is in providing premium threading services, serving operators like PTTEP Thailand.

OMS (Brunei)

OMS (Brunei) was incorporated in Brunei on March 15, 1999, with its business in Brunei being predominantly the provision of premium threading and OCTG inspection services.

OMS (Indonesia)

OMS (Indonesia) was incorporated in Indonesia on April 5, 2001, and operates from 3 locations in Indonesia, being Duri, Bogor and Balikpapan. Each location provides specialized services, with Duri being the center for surface wellhead and Christmas tree products, serving Pertamina Hulu Rokan.

OMS (Malaysia Holding)

OMS Malaysia Holding is a holding company incorporated in Malaysia on July 4, 1977 that holds approximately 36.24% of the shares of OMS (Malaysia OpCo).

OMS (Malaysia OpCo)

OMS (Malaysia OpCo)., which was incorporated in Malaysia on August 19, 1980, has 3 operating locations, namely Kemaman, Johor and Labuan. All 3 locations primary focus is on the provision of premium threading services to Oilfield Services Companies and Operators. Specialty connectors and pipes is seen as the next growth opportunity in Malaysia.

Top Pentagon Sdn. Bhd. (Top Pentagon)

Top Pentagon Sdn. Bhd., is a holding company incorporated in Malaysia on January 5, 2010 as an investment holding company.

D.
Property, plant and equipment

Our principal executive office is located at 10 Gul Circle, Singapore 629566, consisting of approximately 28,957.5 sqm of industrial and office space. We believe that we will be able to obtain adequate facilities on reasonable terms principally through leasing, to accommodate our future expansion plans if required.

A description of the leased real properties in the jurisdictions we operate in are listed below:

Location	Usage	Lease Period	Rent (per month)	Approximate area
No. 36/19, Moo 5, Plutuang Sub-District, Sattahip District, Chonburi Province	1. Office 2. Warehouse 3. Machine shop	May 1, 2024 – April 30, 2027	THB 386,375	8,000 sqm
Moo 3, Plutaluang Sub-District, Sattahip District, Chonburi Province	1. Warehouse 2. Pipe inspection and storage yard	August 1, 2024 – July 31, 2026	THB 245,000	11,284 sqm
No. 160/6, Moo 1, Hua Khao Sub-District, Singhanakhon District, Songkhla Province	1. Office 2. Warehouse 3. Machine shop	March 1, 2025 – February 28, 2028	THB 541,568.40	11,200 sqm
No. 169/20, Moo 1, Hua khao Sub-District, Singhanakhon District, Songkhla Province	1. Warehouse 2. Machine shop 3. Pipe laying 4. Pipe storage yard	August 1, 2024 – July 31, 2027	THB 120,000	4,800 sqm
Modon, 0300J01:001-001 Damam Third Industrial Zone, Damam, Saudi Arabia	Facility	20 years, commencing on 02/09/1439HJ (equivalent to May 17, 2018 in Gregorian calendar)	First year rent: SAR 260,592 Monthly rent until production start: SAR 86,864 Annual rent: SAR260,592	86,864 sqm
Lots 84/85, Light Industrial Area, Sungai Bera, Anduki, Seria KB1933, Brunei Darussalam	Facility	20 years commencing from March 3, 2017	First 6 years rent: BND22,000 monthly From and including 7th year: BND55,524 annually	7,932 sqm
Lot 91, Light Industrial Area, Sungai Bera, Anduki, Seria KB1933, Brunei Darussalam	Facility	20 years commencing from September 1, 2018	BND28,847.00 annually	4,121 sqm
Unit No 50-10-10, Level 10, Wisma UOA Damansara, No 50 Jalan Dungun, Damansara Heights, 50490 Kuala Lumpur, Malaysia	Office	September 15, 2024 to September 14, 2025	MYR9,067.50	216 sqm
OY/11/01, OY/11/04 – Phase II and OY/11/01 – Phase II, Kemaman Supply Base, Kemaman, 24007 Terengganu	Open Yard and office	January 1, 2025 to December 31, 2028	MYR16,549.40	5,026 sqm
OY75-OMS – Phase II, Kemaman Supply Base, Kemaman, 24007 Terengganu	Open Yard	May 1, 2023 to April 30, 2026	MYR3,557.40	1,078 sqm
Ranca Ranca Industrial Estate, PO Box 80823, 87018 Labuan FT, Malaysia	Machining of Oil & Gas Components	January 1, 2017 to December 31, 2026	MYR122,760	27,280 sqm
Lots A3003426, A3003427/A3003428, 10 Gul Circle, Singapore 629566	1. Facility 2. Warehouse 3. Office	May 1, 2005 to April 30, 2040	S$41,770.90 (before GST)	28,957.5 sqm
Jl. Lintas Duri – Dumai Km. 8 Desa, Sebangar , Bathin Solapan, Duri – Riau, Indonesia	Staff House	June 15, 2025 – June 14, 2026	IDR 18,000,000	250 sqm

Jl. Lintas Duri Dumai Km. 7, Pematang Obo Village, Bathin Solapan Sub-District, Bengkalis Duri Regency, Indonesia	1. Land area 2. Workshop 3. Office 4. Warehouse and Storage Area	1. Land at the back of the premise: July 1, 2023 – June 30, 2026 2. Land and building at the front of the premise: July 1, 2024 – 30 June, 2026	1. Land at the back of the premise: IDR 400,000,000 per year 2. Land and building at the front of the premise: IDR 570,000,000 per year	1. Land at the back of the premise: 3,500 sqm 2. Land and building at the front of the premise: 3,000 sqm
Klapanunggal Sub-District, Bogor, West Java, Indonesia	1. Land area 2. Workshop 3. Office 4. Other Facilities	October 1, 2024 – September 30, 2029	First year: IDR 3,002,500,000 Second year: IDR 3,212,677,000 Third until fifth year: IDR 3,437,565,000	Land area: 8,198 sqm Building: 1,856.75 sqm

A description of the Company’s owned real properties in Indonesia is below:

OMS (Indonesia) purchased a plot of land with Building Right Title (Hak Guna Bangunan or HGB) No. 110, located at Jl. Mulawarman, Sepinggan, Balikpapan Selatan, Balikpapan, East Kalimantan, Indonesia, size 7,467 square meters.

A description of the Company’s owned real properties in Malaysia is below:

On October 1, 2007, OMS (Malaysia OpCo) purchased a leasehold property located at HSD 53984, PTD 87653, Kulai Township, Kulaijaya district in the state of Johor, Malaysia, size 12,140 square meters for MYR 1,970,678.00.

A description of the Company’s owned real property in Thailand is below:

OMS (Thailand) has only 1 building where it has constructed an inspection house on its leased land located at No. 169/20, Moo 1, Hua Khao Sub-District, Singhanakhon District, Songkhla Province. The inspection house is 500 square meters in size and is used for pipe storage and inspection.

A description of the Company’s owned real property in Brunei is below:

OMS (Brunei) confirms ownership of the warehouse, the smaller building, Workshop A and Workshop B which it constructed on Lots 84/85 Light Industrial Area, Sungai Bera, Anduki, Seria KB1933, Brunei Darussalam.

INVENTORY

As of March 31, 2023, 2024, and 2025, we carried an inventory level of $9.5 million and $30.7 million and $32.5 million respectively. Approximately 81%, 96.3% and 44.9% of these inventories were “Work-In-Progress” and “Raw material,” respectively, for our existing backlog. They were predominantly for Singapore and Saudi Arabia’s backlog.

The Company also holds strategic inventory to reduce lead-time to support customers’ urgent requirements. These inventory items normally comprise pipes, bar stock and forgings.

INTELLECTUAL PROPERTY

Our Group’s intellectual property rights are important to its business. As of the date of this annual report, the Group has registered the following trademarks:

Design	Place of Registration	Registered Owner	Registration Number	Class	Registration Date	Expiry Date
Singapore
	Singapore	OMS Oilfield Services Pte. Ltd.	40201600791W	6	January 12, 2016	January 12, 2026
	Singapore	OMS Oilfield Services Pte. Ltd.	40201600795X	37	January 12, 2016	January 12, 2026
	Singapore	OMS Oilfield Services Pte. Ltd.	40201600796S	40	January 12, 2016	January 12, 2026
Thailand
	Thailand	OMS Oilfield Services Pte. Ltd.	181101613	6	January 18, 2013	January 17, 2033
	Thailand	OMS Oilfield Services Pte. Ltd.	Bor73716	37	January 18, 2013	January 17, 2033
	Thailand	OMS Oilfield Services Pte. Ltd.	171124836	40	January 18, 2013	January 17, 2033
Brunei
	Brunei	OMS OILFIELD SERVICES PTE. LTD.	TM/43646	1, 6, 9, 37, 40	September 12, 2014	January 15, 2033
Malaysia
	Malaysia	OMS Oilfield Services Pte. Ltd.	2012059138	6	November 21, 2012	November 21, 2032
	Malaysia	OMS Oilfield Services Pte. Ltd.	2012059147	37	November 21, 2012	November 21, 2032
	Malaysia	OMS Oilfield Services Pte. Ltd.	2012059152	40	November 21, 2012	November 21, 2032
Indonesia
	Indonesia	OMS Oilfield Services Pte. Ltd.	IDM000485133	37	November 30, 2022	January 22, 2033
	Indonesia	OMS Oilfield Services Pte. Ltd.	IDM000485132	40	November 29, 2022	January 22, 2033
	Indonesia	OMS Oilfield Services Pte. Ltd.	IDM000475694	6	November 29, 2022	January 22, 2033

____________

Notes:

(1)
Class 06: Pipes and tubes of metal; connectors of metal for pipes; couplings of metal for pipes; couplings (joints) made of metal for pipes; metal pipe fittings; collars of metal for fastening pipes; junctions of metal for pipes; metal adaptors for plastic pipes (other than parts of machines or sanitary installations); reinforcing materials of metal for pipes; all included in Class 06.
(2)
Class 37: Pipeline construction; drilling and pumping of oil; installation of oil production apparatus; oil pipeline construction; oil pipeline laying; maintenance and repair of gas installations and equipment; repairing or maintenance of mining machines and apparatus; construction of structures for the transportation of natural gas; construction of structures for the storage of crude oil; construction of structures for the storage of natural gas; repair of machine; all included in Class 37.

(3)
Class 40: Custom fabricating, making or manufacturing of apparatus, machines and instruments used for exploration and extraction of hydrocarbons and for environmental protection and restoration following extraction of hydrocarbons; custom manufacturing of tubular goods, pipe tube and hose parts and fittings for the oil and gas industries; machining; all included in Class 40.

We have not been involved in any proceedings, nor have we received notice of any claims regarding infringement of intellectual property rights, whether threatened or pending, in which we may be involved as either a claimant or respondent.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.
Operating results

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Item 3. Key Information—D. Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We manufacture surface wellhead systems (SWS) and oil country tubular goods (OCTG) for onshore and offshore exploration and production (E&P) in Asia Pacific and MENA. Our products meet specific standards for harsh environments and are certified with the API and ISO. We serve as a single-source supplier with a comprehensive portfolio. Our strategic geographic footprint allows us to supply Specialty Connectors and Pipes, and Surface wellhead and Christmas tree to major oil and gas regions in Asia Pacific and MENA. Proximity to some of our top end-users, like Saudi ARAMCO Oil, enables customized solutions and synchronized production with demand.

Our products are also exported to jurisdictions outside of those in which we operate, including countries in North and West Africa. Beyond SWS and OCTG products, we also offer premium threading services in five of the six jurisdictions in which we operate, which five jurisdictions are Indonesia, Malaysia, Thailand, Brunei and Singapore. For the year ended March 31, 2025 (Successor), period from June 16, 2023 through March 31, 2024 (Successor), period from April 1, 2023 through June 15, 2023 (Predecessor) and financial year ended March 31, 2023 (Predecessor), these four categories constituted 93%, 93%, 87% and 88% of our revenue, respectively.

Different Basis of Accounting — It is important to note that the periods presented were prepared under different bases of accounting. The Predecessor period for the year ended March 31, 2023 and the Predecessor period from April 1, 2023 through June 15, 2023 were prepared under the previous reporting structure before the MBO, whereas the Successor periods from June 16, 2023 through March 31, 2024, and the year ended March 31, 2025 were prepared under our current reporting structure. As a result, direct comparisons between these Predecessor and Successor periods may not be indicative of our financial performance had both periods been presented under the same basis of accounting. Investors should consider this difference when evaluating the fluctuations in our revenue, gross margin, and net profit.

Factors Affecting Our Financial Condition and Results of Operations

Our results of operations have been and will continue to be affected by several factors, including those set out below:

We are generally subject to the cyclical nature of our customer’s businesses and oil and natural gas industry

Our revenues are primarily generated from customers who are engaged in drilling for and the production of oil and natural gas, hence, our business is directly affected by our customers’ capital spending to explore for, develop and produce oil and natural gas in the jurisdictions we operate in, including (i) Saudi Arabia, (ii) Indonesia, (iii) Malaysia, (iv) Brunei, (v) Thailand and (vi) Singapore. The oil and natural gas industry is highly cyclical. Historically, the industry has experienced periodic downturns in activities where the industry players often reduce their production and capital expenditures by terminating or deferring pending projects, even if the companies are not experiencing immediate financial difficulties. Such a decrease in either capabilities or willingness to invest in future projects may materially reduce our customers’ demand for our products and services. Industry conditions are expected to be impacted by numerous global factors outside of our control, such as changes of demand for and supply of oil and natural gas, expected economic returns to exploration & production companies of new well completions, political and economic conditions in oil and natural gas producing countries, including uncertainty or instability resulting from civil unrest, terrorism or war, and the potential acceleration of alternative fuels development and adoption. Consequently, the demand for our products and services may also rise and decline in tandem with these global factors. While we have an experienced management team, led by Mr. How Meng Hock, navigating the change and uncertainty stemming from the cyclical nature of the industry, established strong and stable relationships with our suppliers and customers while being positioned to grow various markets and diversify our business exposures, there is no guarantee that these factors would adequately mitigate the impact from any slowdown in the oil and natural gas industry, and our business and financial performance maybe materially and adversely affected.

We are dependent on our major customers’ demand for our products and services

Our sales generated from our top five customers were approximately 83%, 80% and 72% of our revenue for the year ended March 31, 2025, for the period from April 1, 2023 to March 31, 2024 and for the year ended March 31, 2023, respectively. Accordingly, our revenue is significantly influenced by the demands of our major customers, which are driven by numerous factors, including our ability to meet the technical, quality and pricing requirements of our customers, as well as certain inherent risks beyond our control such as industry consolidation or changes in the political, regulatory, business conditions and financial resources, that may affect their purchases from us. We have established and continue to nurture a stable business relationship with our major customers, and we have longstanding business relationships with our top 5 customers. Additionally, we have also actively invested resources to set up manufacturing footprints to be close to our major customers and provide timely and efficient after-sales market services. However, there is no assurance that we can be successful in retaining all our existing customers to meet their future demands nor replace their contracts with similar size or profitability. Consequently, the loss of one or more of our major customers could have a material adverse effect on our business, results of operations and financial conditions.

Our business and operations may be affected by our ability to enter into or renew existing license agreements

One of our core business operations in offering premium threading services is affected by our ability to enter into or renew existing licensing agreement with our licensors to apply or use their technical information and know-how, intellectual properties (such as trademarks, tradenames, and patents), including to receive technical support and assistance related there to, in connection with manufacture, reconstruction or repair, and/or domestic sale (as the case may be) of our products and services. For the year ended March 31, 2025 (Successor), the period from June 16, 2023 through March 31, 2024 (Successor), the period from April 1, 2023 through June 15, 2023 (Predecessor), and the year ended March 31, 2023 (Predecessor), the premium threading services contributed approximately 18%, 19%, 42% and 34% of our revenue, respectively. In the future, we may need to obtain additional licenses or renew existing license agreements to achieve continued growth of our business. There can be no assurance that these license agreements can be obtained or renewed on acceptable terms, or at all. Further, any disputes with our licensing partners with respect to such agreements could narrow the scope of our rights to the relevant intellectual property, increase our obligations under such agreements, or restrict our ability to develop and market our current product and service offerings. Any of these events could adversely impact our business, results of operations and financial conditions.

Effect of Business Combination on our Financial Statements

As a result of the management buyout and the application of IFRS 3 — Business Combination, our assets and liabilities were adjusted to their estimated fair market values as of June 16, 2023, the closing date of the management buyout. These adjusted valuations resulted in an increase in depreciation and amortization expenses, due to the increased carrying value of our assets and the related increase in depreciation of tangible assets and amortization of our intangible assets. The business combination of OMS on June 16, 2023 had material impact on the Successor’s result of operations for the period from June 16, 2023 through March 31, 2024, as the Successor recognized a bargain purchase gain of 49.4 million as a result of the application of IFRS 3. See “Note 2.2(e)” to our consolidated financial statements included elsewhere in this annual report and “Critical accounting estimates — business combination.”

The financial information presented in this annual report and the audited financial statements included in this annual report include a black line division to indicate that the Successor and Predecessor periods have applied different bases of accounting and are not comparable.

Results of Operations

Comparison of Results for the year ended March 31, 2025 (Successor), the Period from June 16, 2023 through March 31, 2024 (Successor), and the Period from April 1, 2023 through June 15, 2023 (Predecessor).

The following table sets forth a summary of our consolidated results of operations for the periods indicated in absolute amount of its total revenue.

	Successor	Successor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000
Revenue – third parties	203,607	163,267	16,967
Revenue – related parties	—	—	1,215
Total revenue	203,607	163,267	18,182

Cost of revenue – third parties	(134,620)	(114,525)	(13,080)
Cost of revenue – related parties	—	—	(75)
Total cost of revenue	(134,620)	(114,525)	(13,155)

Gross profit	68,987	48,742	5,027

Selling, general and administrative expenses	(9,122)	(8,574)	(1,790)
Operating profit	59,865	40,168	3,237

Bargain purchase gain	—	49,429	—
Other income/(expenses), net – third parties	246	775	(108)
Other income, net – related parties	—	—	29
Total other income/(expenses), net	246	50,204	(79)

Finance income – third parties	339	55	9
Finance income – related parties	—	—	65
Total finance income	339	55	74

Finance cost – third parties	(284)	(915)	(38)
Finance cost – related parties	—	—	(162)
Total finance cost	(284)	(915)	(200)

Profit before tax	60,166	89,512	3,032
Income tax expense	(13,189)	(7,424)	(657)
Net profit	46,977	82,088	2,375

Revenue

We generate revenue primarily from (i) sale of oilfield equipment products, and (ii) rendering of premium threading and other ancillary services. Sale of oilfield equipment products include specialty connectors and pipes, surface wellhead and Christmas tree. Our other ancillary services include machining services for oil country tubular goods, repair and remanufacture services, inspection services and engineering and testing services. Our revenue was $18.2 million for the period from April 1, 2023 through June 15, 2023, $163.3 million for the period from June 16, 2023 through March 31, 2024, and $203.6 million for the year ended March 31, 2025.

For the year ended March 31, 2025, Saudi ARAMCO accounted for 67% of our total revenue. Given the significance of this customer to our overall business, our financial performance is substantially dependent on the continued demand from ARAMCO. Any reduction in orders, changes in ARAMCO’s procurement policies, operational disruptions, or broader industry downturns affecting ARAMCO could have a material adverse impact on our revenue and profitability. We acknowledge that our high reliance on a single customer presents a customer concentration risk, and we are actively working to diversify our customer base by expanding sales to other major oil and gas operators in MENA, Asia Pacific, and other international markets. While ARAMCO remains a key strategic partner, we are pursuing initiatives to strengthen relationships with other clients in order to reduce dependency on any one customer.

The following table sets forth our revenue by categories for the periods indicated.

	Successor	Successor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000
Revenue
Sale of oilfield equipment products
Specialty connectors and pipes	143,091	113,531	5,114
Surface wellhead and Christmas tree	8,675	6,750	3,017
Rendering of premium threading and other ancillary services
Premium threading services	36,832	31,088	7,625
Other ancillary services	15,009	11,898	2,426
Total Revenue	203,607	163,267	18,182

The increase in revenue was mainly driven by a substantial growth in our sales of specialty connectors and pipes. Our revenue for specialty connectors and pipes was $5.1 million for the period from April 1, 2023 through June 15, 2023, $113.5 million for the period from June 16, 2023 through March 31, 2024, and $143.1 million for the year ended March 31, 2025. We achieved such revenue growth primarily due to a significant increase in demand from one of our major customers who had higher levels of business activities related to oil and gas production.

Our revenue for surface wellhead and Christmas tree was $3.0 million for the period from April 1, 2023 through June 15, 2023, $6.8 million for the period from June 16, 2023 through March 31, 2024, and $8.7 million for the year ended March 31, 2025. The change was due to lower demand from one of our major customers in Indonesia who had lower levels of business activities related to oil and gas production.

Our revenue from rendering of premium threading services was $7.6 million for the period from April 1, 2023 through June 15, 2023, $31.1 million for the period from June 16, 2023 through March 31, 2024, and $36.8 million for the year ended March 31, 2025. There were no significant changes in the revenue as a group due to relatively stable level of rig activities across our oil and gas customers in the countries we operate in that drive their demand for our premium threading services.

Our revenue generated from other ancillary services was $2.4 million for the period from April 1, 2023 through June 15, 2023, $11.9 million for the period from June 16, 2023 through March 31, 2024, and $15.0 million for the year ended March 31, 2025. The change was largely due to the higher level of demand from our customers.

The following table sets forth our revenue by operating markets for the periods indicated.

	Successor	Successor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000
Revenue
Saudi Arabia	141,084	112,015	3,544
Singapore	19,407	19,011	4,577
Malaysia	15,265	11,102	3,402
Thailand	11,399	7,603	2,367
Indonesia	13,555	11,154	3,740
Others	2,897	2,382	552
Total revenue	203,607	163,267	18,182

In terms of revenue by operating markets, revenue from Saudi Arabia was the largest growth driver and contributor. Our revenue from Saudi Arabia was $3.5 million for the period from April 1, 2023 through June 15, 2023, $112.0 million for the period from June 16, 2023 through March 31, 2024, and $141.1 million for the year ended March 31, 2025. The change was primarily due to an increase in demand for our specialty connectors and pipes from one of our major customers in Saudi Arabia who had higher levels of business activities related to oil and gas production.

Our revenue from Singapore was $4.6 million for the period from April 1, 2023 through June 15, 2023, $19.0 million for the period from June 16, 2023 through March 31, 2024, and $19.4 million for the year ended March 31, 2025. The change was due to lower level of rig activities for our oil and gas customers that decreased their demand for both premium threading services and other ancillary services within Singapore.

Our revenue from Malaysia was $3.4 million for the period from April 1, 2023 through June 15, 2023, $11.1 million for the period from June 16, 2023 through March 31, 2024, and $15.3 million for the year ended March 31, 2025. The change was due primarily from growth and an increase in demand for other ancillary services within Malaysia.

Our revenue from Thailand was $2.4 million for the period from April 1, 2023 through June 15, 2023, $7.6 million for the period from June 16, 2023 through March 31, 2024, and $11.4 million for the year ended March 31, 2025. The change was mainly driven by an increase in demand for other ancillary services due to the higher level of business activities for our oil and gas customers within Thailand.

Our revenue from Indonesia was $3.7 million for the period from April 1, 2023 through June 15, 2023, $11.2 million for the period from June 16, 2023 through March 31, 2024, and $13.6 million for the year ended March 31, 2025. The change was driven primarily by the decrease in sales of surface wellhead and Christmas tree due to lower levels of business activities related to oil and gas production.

Our revenue from other markets was $0.6 million for the period from April 1, 2023 through June 15, 2023, $2.4 million for the period from June 16, 2023 through March 31, 2024, and $2.9 million for the year ended March 31, 2025. There were no significant changes observed.

Cost of revenue

The cost of revenue primarily consists of personnel costs, material, supplies and subcontracting costs, royalties, freight costs, equipment costs and other associated direct costs. Our cost of revenue was $13.2 million for the period from April 1, 2023 through June 15, 2023, $114.5 million for the period from June 16, 2023 through March 31, 2024, and $134.6 million for the year ended March 31, 2025.

The following table sets forth our cost of revenue by categories for the periods indicated.

	Successor	Successor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000
Cost of revenue
Sale of oilfield equipment products
Specialty connectors and pipes	97,678	85,613	4,282
Surface wellhead and Christmas tree	6,511	2,330	2,694
Rendering of premium threading and other ancillary services
Premium threading services	22,495	19,754	4,772
Other ancillary services	7,936	6,828	1,407
Total cost of revenue	134,620	114,525	13,155

Our cost of revenue for specialty connectors and pipes was $4.3 million for the period from April 1, 2023 through June 15, 2023, $85.6 million for the period from June 16, 2023 through March 31, 2024, and $97.7 million for the year ended March 31, 2025. The change was largely due to our material, supplies and subcontracting costs incurred to manufacture the higher volume of specialty connectors and pipes as ordered by our customers.

Our cost of revenue for surface wellhead and Christmas tree was $2.7 million for the period from April 1, 2023 through June 15, 2023, $2.3 million for the period from June 16, 2023 through March 31, 2024, and $6.5 million for the year ended March 31, 2025. Despite a decrease in the revenue from surface wellhead and Christmas tree, there was an increase in our material and supplies costs while the common fixed cost to manufacture remain relatively at the same level.

Our cost of revenue from rendering of premium threading services was $4.8 million for the period from April 1, 2023 through June 15, 2023, $19.8 million for the period from June 16, 2023 through March 31, 2024, and $22.5 million for the year ended March 31, 2025. The change was in line with the decrease in revenue where lower variable licensing cost were charged pursuant to the existing licensing agreement with the licensors.

Our cost of revenue generated from other ancillary services was $1.4 million for the period from April 1, 2023 through June 15, 2023, $6.8 million for the period from June 16, 2023 through March 31, 2024, and $7.9 million for the year ended March 31, 2025. There were no significant changes observed.

The following table sets forth our cost of revenue by operating markets for the periods indicated.

	Successor	Successor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000
Cost of revenue
Saudi Arabia	96,515	78,303	2,656
Singapore	9,566	12,816	3,112
Malaysia	8,445	8,693	1,995
Thailand	8,989	5,915	1,673
Indonesia	9,242	7,078	3,424
Others	1,863	1,720	295
Total cost of revenue	134,620	114,525	13,155

Our cost of revenue from Saudi Arabia was $2.7 million for the period from April 1, 2023 through June 15, 2023, $78.3 million for the period from June 16, 2023 through March 31, 2024, and $96.5 million for the year ended March 31, 2025. The change was primarily due to a significant increase in material, supplies and subcontracting costs incurred to manufacture the higher volume of specialty connectors and pipes ordered by one of our major customers in Saudi Arabia.

Our cost of revenue from Singapore was $3.1 million for the period from April 1, 2023 through June 15, 2023, $12.8 million for the period from June 16, 2023 through March 31, 2024, and $9.6 million for the year ended March 31, 2025. The change was in line with the decrease in revenue generated from Singapore.

Our cost of revenue from Malaysia was $2.0 million for the period from April 1, 2023 through June 15, 2023, $8.7 million for the period from June 16, 2023 through March 31, 2024, and $8.4 million for the year ended March 31, 2025. The change was driven by having a higher product margin mix sold in Malaysia.

Our cost of revenue from Thailand was $1.7 million for the period from April 1, 2023 through June 15, 2023, $5.9 million for the period from June 16, 2023 through March 31, 2024, and $9.0 million for the year ended March 31, 2025. The change was in line with the increase in revenue generated within Thailand.

Our cost of revenue from Indonesia was $3.4 million for the period from April 1, 2023 through June 15, 2023, $7.1 million for the period from June 16, 2023 through March 31, 2024, and $9.2 million for the year ended March 31, 2025. The change was in line with the decrease in revenue generated within Indonesia.

Our cost of revenue from other markets was $0.3 million for the period from April 1, 2023 through June 15, 2023, $1.7 million for the period from June 16, 2023 through March 31, 2024, and $1.9 million for the year ended March 31, 2025. There were no significant changes observed.

Gross profit

Our gross profit was $5.0 million for the period from April 1, 2023 through June 15, 2023, $48.7 million for the period from June 16, 2023 through March 31, 2024, and $69.0 million for the year ended March 31, 2025. Our gross profit margin was 27.6% for the period from April 1, 2023 through June 15, 2023, 29.9% for the period from June 16, 2023 through March 31, 2024, and 33.9% for the year ended March 31, 2025. The change in gross profit was primarily due to an increase in total revenue, as well as benefit from economies of scale with higher volume of sales and higher mix of higher margin services performed.

Selling, general and administrative expenses

Selling, general and administrative expenses consisted primarily of salary and benefits, office expenses, legal and professional fees, transportation, travel and accommodation and other administrative expenses. Our selling, general and administrative expenses was $1.8 million for the period from April 1, 2023 through June 15, 2023, $8.6 million for the period from June 16, 2023 through March 31, 2024, and $9.1 million for the year ended March 31, 2025. The changes was mainly due to a decrease in legal and professional fees, staff expenses and depreciation.

Bargain purchase gain

A bargain purchase gain of $49.4 million was recognized for the period from June 16, 2023 through March 31, 2024 in connection with the management buyout. The bargain purchase gain represents the excess of the fair value of the net assets in addition to the consideration paid at the acquisition date. The negotiation process of the fixed purchase consideration happened during the downturn in the oil and gas industry and a corresponding shift in business direction by the previous owners, back in the year 2022. As market conditions have improved materially since the downturn, these assets have been revalued to reflect their current fair value and the difference between the acquisition cost, and the revalued amount has resulted in a significant bargain purchase gain. See Note 3 to our consolidated financial statements included elsewhere in this annual report for further details.

Other income/(expenses), net

Other income/(expenses), net primarily consisted of gain from disposal of property, plant and equipment, and gain/(loss) from foreign exchange and others. For the period from April 1, 2023 through June 15, 2023, our other expenses, net was $0.08 million. For the period from June 16, 2023 through March 31, 2024, our other income, net was $0.8 million. For the year ended March 31, 2025, our other income, net was $0.2 million. The changes was primarily due to lower miscellaneous income generated during the year.

Finance income

Finance income primarily consisted of interest income from banks. Our finance income was $0.07 million for the period from April 1, 2023 through June 15, 2023, $0.06 million for the period from June 16, 2023 through March 31, 2024, and $0.3 million for the year ended March 31, 2025. The change was mainly due to the increase in interest income from fixed deposits placed with the banks.

Finance costs

Finance costs primarily consisted of interest expenses from bank loans, interest expense from lease liability and interest expense from defined benefit plans. Our finance costs was $0.2 million for the period from April 1, 2023 through June 15, 2023, $0.9 million for the period from June 16, 2023 through March 31, 2024, and $0.3 million for the year ended March 31, 2025. The changes was mainly due to a decrease in interest expense driven by the repayment of amounts due to a related party of the predecessor.

Income tax expense

Our income tax expense was $0.7 million for the period from April 1, 2023 through June 15, 2023, $7.4 million for the period from June 16, 2023 through March 31, 2024, and $13.2 million for the year ended March 31, 2025. The change was due to higher impact of non-deductible expenses for the year ended March 31, 2025.

We are subject to income tax rules and regulations in the jurisdictions we operated, which mainly include Singapore, Saudi Arabia, Malaysia and Thailand. Singapore sourced income and foreign-sourced income that is remitted or deemed remitted to Singapore are subject to a flat corporate income tax of 17% with certain partial tax exemption. Our operation in Saudi Arabia is subject to 20% income tax on our net adjusted profits generated in Saudi Arabia. Our operation in Malaysia is subject to 24% income tax on our chargeable income generated in Malaysia. Our operation in Thailand is subject to 20% income tax on our net income generated in Thailand. Our effective income tax rates was 21.7% for the period from April 1, 2023 through June 15, 2023, 8.3% for the period from June 16, 2023 through March 31, 2024, and 21.9% for the year ended March 31, 2025. The changes were primarily due to the tax effect from zero tax imposed on the bargain purchase gain of $49.4 million recognized for period from June 16, 2024 through March 31, 2024, and higher impact of non-deductible expenses for the year ended March 31, 2025.

Net profit for the year

As a result of the foregoing, our net profit was $2.4 million for the period from April 1, 2023 through June 15, 2023, $82.1 million for the period from June 16, 2023 through March 31, 2024, and $47.0 million for the year ended March 31, 2025.

Results of Operations

Comparison of Results for the Period from June 16, 2023 through March 31, 2024 (Successor) and the Period from April 1, 2023 through June 15, 2023 (Predecessor) and for the year ended March 31, 2023 (Predecessor).

The following table sets forth a summary of our consolidated results of operations for the periods indicated in absolute amount of its total revenue.

	Successor	Predecessor	Predecessor
	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000
Revenue – third parties	163,267	16,967	93,734
Revenue – related parties	—	1,215	3,728
Total revenue	163,267	18,182	97,462

Cost of revenue – third parties	(114,525)	(13,080)	(68,628)
Cost of revenue – related parties	—	(75)	(793)
Total cost of revenue	(114,525)	(13,155)	(69,421)

Gross profit	48,742	5,027	28,041

Selling, general and administrative expenses	(8,574)	(1,790)	(8,142)
Operating profit	40,168	3,237	19,899

Bargain purchase gain	49,429	—	—
Other income/(expenses), net – third parties	775	(108)	(176)
Other income, net – related parties	—	29	169
Total other income/(expenses), net	50,204	(79)	(7)

Finance income – third parties	55	9	32
Finance income – related parties	—	65	204
Total finance income	55	74	236

Finance cost – third parties	(915)	(38)	(184)
Finance cost – related parties	—	(162)	(1,759)
Total finance cost	(915)	(200)	(1,943)

Share of profit of equity method investments	—	—	3,427
Profit before tax	89,512	3,032	21,612
Income tax expense	(7,424)	(657)	(9,190)
Net profit	82,088	2,375	12,422

Revenue

We generate revenue primarily from (i) sale of oilfield equipment products, and (ii) rendering of premium threading and other ancillary services. Sale of oilfield equipment products include specialty connectors and pipes, surface wellhead and Christmas tree. Our other ancillary services include machining services for oil country tubular goods, repair and remanufacture services, inspection services and engineering and testing services. Our revenue was $97.5 million for the year ended March 31, 2023, $18.2 million for the period from April 1, 2023 through June 15, 2023, $163.3 million for the period from June 16, 2023 through March 31, 2024.

The following table sets forth our revenue by categories for the periods indicated.

	Successor	Predecessor	Predecessor
	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000
Revenue
Sale of oilfield equipment products
Specialty connectors and pipes	113,531	5,114	48,581
Surface wellhead and Christmas tree	6,750	3,017	3,840
Rendering of premium threading and other ancillary services
Premium threading services	31,088	7,625	33,549
Other ancillary services	11,898	2,426	11,492
Total Revenue	163,267	18,182	97,462

The increase in revenue was mainly driven by a substantial growth in our sales of specialty connectors and pipes. Our revenue for specialty connectors and pipes was $48.6 million for the year ended March 31, 2023, $5.1 million for the period from April 1, 2023 through June 15, 2023, and $113.5 million for the period from June 16, 2023 through March 31, 2024. We achieved such revenue growth primarily due to a significant increase in demand from one of our major customers who had higher levels of business activities related to oil and gas production.

Our revenue for surface wellhead and Christmas tree was $3.8 million for the year ended March 31, 2023, $3.0 million for the period from April 1, 2023 through June 15, 2023, and $6.8 million for the period from June 16, 2023 through March 31, 2024. The change was due to successful marketing activities of our products in this category in Indonesia.

Our revenue from rendering of premium threading services was $33.5 million for the year ended March 31, 2023, $7.6 million for the period from April 1, 2023 through June 15, 2023, and $31.1 million for the period from June 16, 2023 through March 31, 2024. The change was due to higher level of rig activities across our oil and gas customers that drive their demand for our premium threading services.

Our revenue generated from other ancillary services was $11.5 million for the year ended March 31, 2023, $2.4 million for the period from April 1, 2023 through June 15, 2023, and $11.9 million for the period from June 16, 2023 through March 31, 2024. The change was similarly due to the higher level of demand from our customers.

The following table sets forth our revenue by operating markets for the periods indicated.

	Successor	Predecessor	Predecessor
	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000
Revenue
Saudi Arabia	112,015	3,544	46,633
Singapore	19,011	4,577	18,094
Malaysia	11,102	3,402	12,976
Thailand	7,603	2,367	8,861
Indonesia	11,154	3,740	8,664
Others	2,382	552	2,234
Total revenue	163,267	18,182	97,462

In terms of revenue by operating markets, revenue from Saudi Arabia was the largest growth driver and contributor. Our revenue from Saudi Arabia was $46.6 million for the year ended March 31, 2023, $3.5 million for the period from April 1, 2023 through June 15, 2023, and $112.0 million for the period from June 16, 2023 through March 31, 2024. The change was primarily due to an increase in demand for our specialty connectors and pipes from one of our major customers in Saudi Arabia who had higher levels of business activities related to oil and gas production.

Our revenue from Singapore was $18.1 million for the year ended March 31, 2023, $4.6 million for the period from April 1, 2023 through June 15, 2023, and $19.0 million for the period from June 16, 2023 through March 31, 2024. The change was due to higher level of rig activities for our oil and gas customers that increased their demand for both premium threading services and other ancillary services within Singapore.

Our revenue from Malaysia was $13.0 million for the year ended March 31, 2023, $3.4 million for the period from April 1, 2023 through June 15, 2023, and $11.1 million for the period from June 16, 2023 through March 31, 2024. The change was due primarily from growth and an increase in demand for premium threading services within Malaysia.

Our revenue from Thailand was $8.9 million for the year ended March 31, 2023, $2.4 million for the period from April 1, 2023 through June 15, 2023, and $7.6 million for the period from June 16, 2023 through March 31, 2024. The change was mainly driven by an increase in demand for our premium threading services and other ancillary services due to the higher level of business activities for our oil and gas customers within Thailand.

Our revenue from Indonesia was $8.7 million for the year ended March 31, 2023, $3.7 million for the period from April 1, 2023 through June 15, 2023, and $11.2 million for the period from June 16, 2023 through March 31, 2024. The change was driven primarily by the increase in sales of surface wellhead and Christmas tree fueled by successful marketing within Indonesia.

Our revenue from other markets was $2.2 million for the year ended March 31, 2023, $0.6 million for the period from April 1, 2023 through June 15, 2023, and $2.4 million for the period from June 16, 2023 through March 31, 2024. The change was due to higher demand for our premium threading services.

Cost of revenue

The cost of revenue primarily consists of personnel costs, material, supplies and subcontracting costs, royalties, freight costs, equipment costs and other associated direct costs. Our cost of revenue was $69.4 million for the year ended March 31, 2023, $13.2 million for the period from April 1, 2023 through June 15, 2023, and $114.5 million for the period from June 16, 2023 through March 31, 2024.

The following table sets forth our cost of revenue by operating markets for the periods indicated.

	Successor	Predecessor	Predecessor
	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000
Cost of revenue
Sale of oilfield equipment products
Specialty connectors and pipes	85,613	4,282	35,418
Surface wellhead and Christmas tree	2,330	2,694	3,588
Rendering of premium threading and other ancillary services
Premium threading services	19,754	4,772	23,959
Other ancillary services	6,828	1,407	6,456
Total cost of revenue	114,525	13,155	69,421

Our cost of revenue for specialty connectors and pipes was $35.4 million for the year ended March 31, 2023, $4.3 million for the period from April 1, 2023 through June 15, 2023, and $85.6 million for the period from June 16, 2023 through March 31, 2024. The change was largely due to our material, supplies and subcontracting costs incurred to manufacture the higher volume of specialty connectors and pipes as ordered by our customers.

Our cost of revenue for surface wellhead and Christmas tree was $3.6 million for the year ended March 31, 2023, $2.7 million for the period from April 1, 2023 through June 15, 2023, and $2.3 million for the period from June 16, 2023 through March 31, 2024. The change was driven by a higher proportion of sales contributed by higher margin products within the category.

Our cost of revenue from rendering of premium threading services was $24.0 million for the year ended March 31, 2023, $4.8 million for the period from April 1, 2023 through June 15, 2023, $19.8 million for the period from June 16, 2023 through March 31, 2024. The change was due to benefits of economies of scale as the main costs incurred are fixed licensing cost in connection with the maintenance of existing licensing agreement with the licensors.

Our cost of revenue generated from other ancillary services was $6.5 million for the year ended March 31, 2023, $1.4 million for the period from April 1, 2023 through June 15, 2023, and $6.8 million for the period from June 16, 2023 through March 31, 2024. The change was in line with the increase in revenue generated for the category.

The following table sets forth our cost of revenue by operating markets for the periods indicated.

	Successor	Predecessor	Predecessor
	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000
Cost of revenue
Saudi Arabia	78,303	2,656	33,864
Singapore	12,816	3,112	10,879
Malaysia	8,693	1,995	9,541
Thailand	5,915	1,673	7,054
Indonesia	7,078	3,424	6,543
Others	1,720	295	1,540
Total cost of revenue	114,525	13,155	69,421

Our cost of revenue from Saudi Arabia was $33.9 million for the year ended March 31, 2023, $2.7 million for the period from April 1, 2023 through June 15, 2023, and $78.3 million for the period from June 16, 2023 through March 31, 2024. The change was primarily due to a significant increase in material, supplies and subcontracting costs incurred to manufacture the higher volume of specialty connectors and pipes ordered by one of our major customers in Saudi Arabia.

Our cost of revenue from Singapore was $10.9 million for the year ended March 31, 2023, $3.1 million for the period from April 1, 2023 through June 15, 2023, and $12.8 million for the period from June 16, 2023 through March 31, 2024. The change was due to higher staff expenses and higher depreciation costs recognized as a result of the MBO and the application of IFRS 3 — Business Combination and offset by a lower subcontracting costs incurred within Singapore.

Our cost of revenue from Malaysia was $9.5 million for the year ended March 31, 2023, $2.0 million for the period from April 1, 2023 through June 15, 2023, and $8.7 million for the period from June 16, 2023 through March 31, 2024. The change was driven by recognition of higher depreciation costs from the MBO and the application of IFRS 3 — Business Combination and offset by lower subcontracting costs in performing our services to our customers within Malaysia.

Our cost of revenue from Thailand was $7.1 million for the year ended March 31, 2023, $1.7 million for the period from April 1, 2023 through June 15, 2023, and $5.9 million for the period from June 16, 2023 through March 31, 2024. The change was in line with the increase in revenue generated within Thailand.

Our cost of revenue from Indonesia was $6.5 million for the year ended March 31, 2023, $3.4 million for the period from April 1, 2023 through June 15, 2023, and $7.1 million for the period from June 16, 2023 through March 31, 2024. The change was mainly driven by higher costs incurred in generating the significant revenue growth, offset by having a higher product margin mix sold within Indonesia.

Our cost of revenue from other markets was $1.5 million for the year ended March 31, 2023, $0.3 million for the period from April 1, 2023 through June 15, 2023, and $1.7 million for the period from June 16, 2023 through March 31, 2024. The change was due to higher staff expenses and subcontracting costs incurred.

Gross profit

Our gross profit was $28.0 million for the year ended March 31, 2023, $5.0 million for the period from April 1, 2023 through June 15, 2023, and $48.7 million for the period from June 16, 2023 through March 31, 2024. Our gross profit margin was 28.8% for the year ended March 31, 2023, 27.6% for the period from April 1, 2023 through June 15, 2023, 29.9% for the period from June 16, 2023 through March 31, 2024. The change in gross profit was primarily due to an increase in total revenue. Our gross profit margin was impacted by the additional depreciation recognized from the MBO and the application of IFRS 3 — Business Combination, but largely offset by the underlying expansion in margin as we benefited from economies of scale with higher volume of sales and higher mix of higher margin services performed.

Selling, general and administrative expenses

Selling, general and administrative expenses consisted primarily of salary and benefits, office expenses, legal and professional fees, transportation, travel and accommodation and other administrative expenses. Our selling, general and administrative expenses was $8.1 million for the year ended March 31, 2023, $1.8 million for the period from April 1, 2023 through June 15, 2023, and $8.6 million for the period from June 16, 2023 through March 31, 2024. The changes were mainly due to an increase in legal and professional fees, staff expenses and depreciation.

Bargain purchase gain

A bargain purchase gain of $49.4 million was recognized for the period from June 16, 2023 through March 31, 2024 in connection with the management buyout. The bargain purchase gain represents the excess of the fair value of the net assets in addition to the consideration paid at the acquisition date. The negotiation process of the fixed purchase consideration happened during the downturn in the oil and gas industry and a corresponding shift in business direction by the previous owners, back in the year 2022. As market conditions have improved materially since the downturn, these assets have been revalued to reflect their current fair value and the difference between the acquisition cost, and the revalued amount has resulted in a significant bargain purchase gain. See Note 3 to our consolidated financial statements included elsewhere in this annual report for further details.

Other income/(expenses), net

Other income, net primarily consisted of gain from disposal of property, plant and equipment, and gain (loss) from foreign exchange and others. For the year ended March 31, 2023, our other expenses, net was $0.007 million and for the period from April 1, 2023 through June 15, 2023, our expenses, net was $0.08 million. For the period from June 16, 2023 through March 31, 2024, our other income, net was $0.8 million. The changes were primarily due to gain from disposal of property, plant and equipment, miscellaneous income and loss from foreign exchange.

Finance income

Finance income primarily consisted of interest income from cash pooling arrangements with a related party and interest income from banks. Our finance income was $0.2 million for the year ended March 31, 2023, $0.07 million for the period from April 1, 2023 through June 15, 2023, and $0.06 million for the period from June 16, 2023 through March 31, 2024. The change was mainly due to the decrease in interest income from cash pooling arrangements with a related party which was terminated in connection with the MBO.

Finance costs

Finance costs primarily consisted of interest expenses from bank loans and amount due to a related party (cash pooling arrangements and fixed term loans), interest expense from lease liability and interest expense from defined benefit plans. Our finance costs was $1.9 million for the year ended March 31, 2023, $0.2 million for the period from April 1, 2023 through June 15, 2023, $0.9 million for the period from June 16, 2023 through March 31, 2024. The changes were mainly due to a decrease in interest expense driven by the repayment of amounts due to a related party.

Share of profit of equity method investments

Equity method investments primarily consisted of our investments in two associates. The share of profit of equity method investments were $3.4 million, nil and nil for the year ended March 31, 2023, period from April 1, 2023 through June 15, 2023, and period from June 16, 2023 through March 31, 2024 respectively as we fully disposed our interests in the associates during the year ended March 31, 2023.

Income tax expense

Our income tax expense was $9.2 million for the year ended March 31, 2023, $0.7 million for the period from April 1, 2023 through June 15, 2023, and $7.4 million for the period from June 16, 2023 through March 31, 2024. The change was due to higher impact of non-deductible expenses for the year ended March 31, 2023.

We are subject to income tax rules and regulations in the jurisdictions we operated, which mainly include Singapore, Saudi Arabia, Malaysia and Thailand. Singapore sourced income and foreign-sourced income that is remitted or deemed remitted to Singapore are subject to a flat corporate income tax of 17% with certain partial tax exemption. Our operation in Saudi Arabia is subject to 20% income tax on our net adjusted profits generated in Saudi Arabia. Our operation in Malaysia is subject to 24% income tax on our chargeable income generated in Malaysia. Our operation in Thailand is subject to 20% income tax on our net income generated in Thailand. Our effective income tax rates was 42.5% for the year ended March 31, 2023, 21.7% for the period from April 1, 2023 through June 15, 2023, and 8.3% for the period from June 16, 2023 through March 31, 2024. The changes were primarily due to the tax effect from zero tax imposed on the bargain purchase gain of 49.4 million recognized for period from June 16, 2023 through March 31, 2024, and higher impact of non-deductible expenses for the year ended March 31, 2023.

Profit for the year

As a result of the foregoing, our profit was $12.4 million for the year ended March 31, 2023, $2.4 million for the period from April 1, 2023 through June 15, 2023, and $82.1 million for the period from June 16, 2023 through March 31, 2024.

B.
Liquidity and capital resources

Our liquidity and working capital requirements primarily relate to our operating expenses. Historically, we have managed our working capital and other liquidity requirements through a combination of cash generated from our operations and loan facilities from banks and a related party. The directors are satisfied that funds are available to finance the operations of the Group.

As of March 31, 2025 and March 31, 2024, our cash and cash equivalents, excluding restricted cash, amounted to approximately $73.0 million and $43.5 million, respectively, and our current assets were $124.9 million and $114.1 million, respectively, and our current liabilities were $24.5 million and $61.4 million, respectively. For the year ended March 31, 2025, we generated operating profit and net profit of $59.9 million and $47.0 million, respectively, and our cash provided by operations was $40.5 million. We generated operating profit and net profit of $3.2 million and $2.4 million, respectively for the period from April 1 through June 15, 2023 and our cash used in operations was $2.9 million for the period. We generated operating profit and net profit of $40.2 million and $82.1 million, respectively for the period from June 16, 2023 through March 31, 2024 and our cash provided by operations was $24.0 million for the period.

On May 13, 2025, the Group completed initial public offering in which issuing and selling an aggregate of 3,703,704 Ordinary Shares, at a price of $9 per share, generating total gross proceeds of $33.3 million before deducting underwriting discounts and other offering expenses.

To sustain its ability to support the Company’s operating activities, the Company may have to consider supplementing its available sources of funds through the following sources:

•
cash generated from our operations; and
•
other available sources of financing from banks and other financial institutions.

Our consolidated financial statements appearing elsewhere in this annual report have been prepared on the assumption that the Company will continue as a going concern basis. The going concern basis assumes that assets are realized, and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. Our ability to continue as a going concern depends upon aligning our sources of funding (debt and equity) with the expenditure requirements of the Company and repayment of the short-term debt facilities as and when they fall due.

We maintain sufficient cash and internally generate cash from operations to finance our activities.

Cash Flows Analysis

For the year ended March 31, 2025 (Successor), the Period from June 16, 2023 through March 31, 2024 (Successor), and the Period from April 1, 2023 through June 15, 2023 (Predecessor).

The following table sets forth a summary of our cash flows for the periods indicated.

	Successor	Successor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000
Net cash provided by/(used in) operating activities	40,502	24,045	(2,890)
Net cash (used in)/provided by investing activities	(2,862)	(6,136)	19,781
Net cash (used in)/provided by financing activities	(8,059)	91	(18,716)
Effect of foreign exchange on cash, cash equivalents and restricted cash	820	(2,473)	(75)
Net increase/(decrease) in cash, cash equivalents and restricted cash	30,401	15,527	(1,900)
Cash, cash equivalents and restricted cash at beginning of year/period	45,430	29,903	31,803
Cash, cash equivalents and restricted cash at end of year/period	75,831	45,430	29,903

Operating Activities

Our net cash used in operating activities was $2.9 million for the period from April 1, 2023 through June 15, 2023. Our net cash provided by operating activities was $24.0 million for the period from June 16, 2023 through March 31, 2024. Our net cash provided by operating activities was $40.5 million for the year ended March 31, 2025. The changes were primarily due to:

(1)
An increase in net income after adjusting for non-cash items driven mainly by an increase in our revenue. Our net income after adjusting for non-cash items was $3.7 million (net income of $2.4 million add adjustments for non-cash items of $1.3 million) for the period from April 1, 2023 through June 15, 2023, $44.4 million ($82.1 million less adjustments for non-cash items of $37.7 million) for the period from June 16, 2023 through March 31, 2024, and $65.6 million (net income of $47.0 million add adjustments for non-cash items of $18.6 million) for the year ended March 31, 2025; and
(2)
A decrease in trade and other payables in line with lower business activities in the immediate preceding months leading up to the year ended March 31, 2025 and improved vendor relationship for smooth operation with minimal disruption of supplies. Our changes in trade and other payables was a decrease of $2.2 million for the period from April 1, 2023 through June 15, 2023, an increase of $26.2 million for the period from June 16, 2023 through March 31, 2024, and a decrease of $32.2 million for the year ended March 31, 2025; and
(3)
Offset by a decrease in trade receivables (including both third parties and related parties) and contract assets as a result of relatively lower revenue generated in the immediate preceding months leading up to the year ended March 31, 2025 and shorter collection cycle. Our changes in trade receivables and contract assets were an increase of $2.0 million for the period from April 1, 2023 through June 15, 2023, an increase of $19.2 million for the period from June 16, 2023 through March 31, 2024, and a decrease of $19.7 million for the year ended March 31, 2025; and
(4)
An increase in inventories as we had more inventory balance to meet the increased demands and pre-orders from our customers. Our changes in inventories were an increase of $0.4 million for the period from April 1, 2023 through June 15, 2023, an increase of $20.8 million for the period from June 16, 2023 through March 31, 2024, and a increase of $2.3 million for the year ended March 31, 2025.

Investing Activities

For the year ended March 31, 2025, net cash used in investing activities was $2.9 million, which primarily consisted of $2.9 million of cash payments for acquisition of property, plant and equipment.

For the period from June 16, 2023 through March 31, 2024, net cash used in investing activities was $6.1 million, which primarily consisted of increase in amount due from related parties amounting to $1.6 million relating to costs incurred as part of our initial public offering, $2.0 million of cash payment for the MBO and $3.2 million of acquisition of property, plant and equipment and offset by $0.7 million of proceeds from sale of property, plant and equipment.

For the period from April 1, 2023 through June 15, 2023, net cash provided by investing activities was $19.8 million, which primarily consisted of collection of amount due from related parties of the Predecessor amounting to $21.0 million as a result of repayments received from related parties of the Predecessor as part of the termination of the cash pooling arrangements and offset by $1.2 million of acquisition of property, plant and equipment.

Financing Activities

For the year ended March 31, 2025, net cash used in financing activities was $8.1 million which was primarily consisted of $6.5 million repayment of loans and borrowings, $0.3 million in interest payment and $1.3 million in payment of lease liabilities.

For the period from June 16, 2023 through March 31, 2024, net cash provided by financing activities was $0.09 million which was primarily consisted of $5.0 million in advances from potential investors and offset by $3.9 million repayment made for the loans and borrowings, $0.2 million in interest payment and $0.8 million in payment of lease liabilities.

For the period from April 1, 2023 through June 15, 2023, net cash used in financing activities was $18.7 million which was primarily consisted of $28.0 million repayments made for the loans obtained from a related party of the Predecessor, $0.2 million in interest payment and $0.2 million in payment of lease liabilities, and offset by $8.8 million in proceeds from loans issued by a related party of the Predecessor and $0.9 million in proceeds from loans issued by a third-party financial institution.

Cash Flows Analysis

For the Period from June 16, 2023 through March 31, 2024 (Successor) and the Period from April 1, 2023 through June 15, 2023 (Predecessor) and the year ended March 31, 2023 (Predecessor).

The following table sets forth a summary of our cash flows for the periods indicated.

	Successor	Predecessor	Predecessor
	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000
Net cash provided by/(used in) operating activities	24,045	(2,890)	29,030
Net cash (used in)/provided by investing activities	(6,136)	19,781	(2,684)
Net cash provided by/(used in) financing activities	91	(18,716)	(13,273)
Effect of foreign exchange on cash, cash equivalents and restricted cash	(2,473)	(75)	150
Net increase/(decrease) in cash, cash equivalents and restricted cash	15,527	(1,900)	13,223
Cash, cash equivalents and restricted cash at beginning of period/year	29,903	31,803	18,580
Cash, cash equivalents and restricted cash at end of period/year	45,430	29,903	31,803

Operating Activities

Our net cash provided by operating activities was $29.0 million for the year ended March 31, 2023. Our net cash used in operating activities was $2.9 million for the period from April 1, 2023 through June 15, 2023. Our net cash provided by operating activities was $24.0 million for the period from June 16, 2023 through March 31, 2024. The changes were primarily due to:

(1)
An increase in net income after adjusting for non-cash items driven mainly by an increase in our revenue. Our net income after adjusting for non-cash items was $23.2 million (net income of $12.4 million add adjustments for non-cash items of $10.8 million) for the year ended March 31, 2023, $3.7 million (net income of $2.4 million add adjustments for non-cash items of $1.3 million) for the period from April 1, 2023 through June 15, 2023, and $44.4 million ($82.1 million less adjustments for non-cash items of $37.7 million) for the period from June 16, 2023 through March 31, 2024; and
(2)
An increase in trade and other payables in line with our expanded business activities. Our changes in trade and other payables was an increase of $5.0 million for the year ended March 31, 2023, a decrease of $2.2 million for the period from April 1, 2023 through June 15, 2023, and an increase of $26.2 million for the period from June 16, 2023 through March 31, 2024; and
(3)
Offset by an increase in trade receivables (including both third parties and related parties) and contract assets as a result of significantly higher revenue generated. Our changes in trade receivables and contract assets were an increase of $1.4 million for the year ended March 31, 2023, an increase of $2.0 million for the period from April 1, 2023 through June 15, 2023, and an increase of $19.2 million for the period from June 16, 2023 through March 31, 2024; and
(4)
An increase in inventories as we had more inventory balance to meet the increased demands and pre-orders from our customers, which was in line with the significant increase in our revenue generated. Our changes in inventories were a decrease of $2.6 million for the year ended March 31, 2023, an increase of $0.4 million for the period from April 1, 2023 through June 15, 2023, and an increase of $20.8 million for the period from June 16, 2023 through March 31, 2024.

Investing Activities

For the period from June 16, 2023 through March 31, 2024, net cash used in investing activities was $6.1 million, which primarily consisted of increase in amount due from related parties amounting to $1.6 million relating to costs incurred as part of our initial public offering, $2.0 million of cash payment for the MBO and $3.2 million of acquisition of property, plant and equipment and offset by $0.7 million of proceeds from sale of property, plant and equipment.

For the period from April 1, 2023 through June 15, 2023, net cash provided by investing activities was $19.8 million, which primarily consisted of collection of amount due from related parties amounting to $21.0 million as a result of repayments received from related parties as part of the termination of the cash pooling arrangements and offset by $1.2 million of acquisition of property, plant and equipment.

For the year ended March 31, 2023, net cash used in investing activities was $2.7 million, which was primarily consisted of $1.1 million of cash payments for acquisition of property, plant and equipment and $15.7 million addition to amount due from related parties for the cash pooling arrangements and offset by $3.4 million of dividends received from equity method investments and $10.8 million of proceeds from disposal of equity method investments.

Financing Activities

For the period from June 16, 2023 through March 31, 2024, net cash provided by financing activities was $0.09 million which was primarily consisted of $5.0 million in advances from potential investors and offset by $3.9 million repayment made for the loans and borrowings, $0.2 million in interest repayment and $0.8 million in repayment of lease liabilities.

For the period from April 1, 2023 through June 15, 2023, net cash used in financing activities was $18.7 million which was primarily consisted of $28.0 million repayments made for the loans obtained from a related party, $0.2 million in interest repayment and $0.2 million in repayment of lease liabilities, and offset by $8.8 million in proceeds from loans issued by a related party and $0.9 million in proceeds from loans issued by a third-party financial institution.

For the year ended March 31, 2023, net cash used in financing activities was $13.3 million which was primarily consisted of $22.7 million repayments made for the loans obtained from a related party, $0.5 million in repayment of loans and borrowings, $1.9 million in interest repayment and $1.7 million in repayment of lease liabilities, and offset by $13.6 million in proceeds from capital injection by a related party.

Contingencies

We may become subject to claims and assessments from time to time in the ordinary course of business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. We accrue liabilities for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. As of March 31, 2025, OMS Oilfield Services Arabia Limited (“OMSA”), a wholly-owned subsidiary of the Successor, is involved in two tax dispute matters incidental to the ordinary conduct of its business. As of March 31, 2025 and March 31, 2024, the Successor’s accrued provision for the outstanding tax dispute matters was $2.3 million and $1.7 million, respectively. For the year ended March 31, 2025 and the year ended March 31, 2024, the Successor’s provision for estimated loss from tax disputes was $0.6 million and nil, respectively. The tax dispute matters related to the years ended March 31, 2017 and 2019.

Capital Expenditures

We incurred capital expenditures of $2.9 million, $3.2 million and $1.2 million for the year ended March 31, 2025, for the period from June 16, 2023 through March 31, 2024, and for the period from April 1, 2023 through June 15, 2023, respectively, primarily driven by purchases of property and equipment and intangible asset.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

As of March 31, 2025

The following table sets forth certain contractual obligations as of March 31, 2025 and the timing and effect that such obligations are expected to have on our liquidity and capital requirements in future periods:

For the year ending March 31,	2026	2027	2028	2029	2030	Thereafter	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Trade and other payables	15,070	—	—	—	—	—	15,070
Lease obligation	1,489	1,342	747	522	506	4,790	9,396
Total contractual obligations	16,559	1,342	747	522	506	4,790	24,466

As of March 31, 2024

The following table sets forth certain contractual obligations as of March 31, 2024 and the timing and effect that such obligations are expected to have on our liquidity and capital requirements in future periods:

For the year ending March 31,	2025	2026	2027	2028	2029	Thereafter	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Trade and other payables	47,535	5,000	—	—	—	—	52,535
Loans and borrowings	6,504	—	—	—	—	—	6,504
Lease obligation	933	533	371	131	131	1,144	3,243
Total contractual obligations	54,972	5,533	371	131	131	1,144	62,282

Quantitative and Qualitative Disclosures About Market Risks

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, liquidity risk and foreign currency risk. See Note 24 to our consolidated financial statements included elsewhere in this annual report for further details.

Credit Risk

We are exposed to credit risk from our operating activities and from our financing activities, which arise principally from our trade receivables, prepayment and other currents assets, amount due from related parties and cash. With respect to trade receivables and prepayment and other current assets, we actively monitor and manage credit risk by performing credit checks and optimizing the payment and collection process. With respect to our amount due from a related party, we closely monitor and keep evaluating our related exposure to credit risk. With respect to the cash, we place substantially all of our cash with financial institutions with high credit ratings and quality in the jurisdictions we operate in. In the event of bankruptcy of one of these financial institutions, we may not be able to claim our cash back in full. We continue to monitor the financial strength of financial institutions. There has been no recent history of default in relation to these financial institutions.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to meet the liquidity shortage.

Currency risk

We are exposed to foreign exchange rate fluctuations as we translate the financial statements of our subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the translation adjustments resulting from the conversion of the financial statements of our subsidiaries with into U.S. dollars would result in a gain or loss recorded as a component of other comprehensive income (loss). We are also exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases and receivables, that are denominated in a currency other than the respective functional currencies of the Predecessor and Successor entities. Foreign currency is monitored and managed by our Predecessor and Successor on an ongoing basis as the Predecessor and Successor endeavour to keep the net exposure at an acceptable level.

C.
Research and development, patents and licenses, etc

Our research and development spending totalled $0.01 million, $0.85 million and $0.05 million for the year ended March 31, 2025, for the period from April 1, 2023 through March 31, 2024, and the year ended March 31, 2023 respectively.

The following licenses and registrations are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to
License to Operate Factory (Ror.Ngor.4) No. Tor18/2555 for business of welding and threading, and repairing tools and equipment used for oil drilling	Department of Industrial Works, Ministry of Industry of Thailand	—	OMS (Thailand) (Songkhla)
License to Operate Factory (Ror.Ngor.4) No. Por.72/2558 for business of welding and threading	Department of Industrial Works, Ministry of Industry of Thailand	—	OMS (Thailand) (Sattahip)

License to Operate Business for Foreigner No. 17-548-0223-1 for the service businesses with respect to being a contractor for the manufacture and repair of tools and equipment used for drilling, drilling tubular tools, and drilling accessories for petroleum-related activities	Department of Business Development, Ministry of Commerce of Thailand	—	OMS (Thailand) (Songkhla)

Description	Issuing Authority	Expiry Date	Issued to
License to Operate Business for Foreigner No. 1755700262 for the service business with respect to repair of tools and equipment used for drilling, drilling tubular tools, and drilling accessories for petroleum-related activities	Department of Business Development, Ministry of Commerce of Thailand	—	OMS (Thailand) (Sattahip)
Operational License No. OLC-25-05-26001716	Modon — Saudi Authority for Industrial Cities and Technology Zones	May 26, 2026	OMS (Saudi)
Foreign Ownership License	Ministry of Investment in Saudi Arabia	March 13, 2026	OMS (Saudi)
Zakat, Tax, and Customs registration certificate	Zakat, Tax and Customs Authority	July 31, 2025	OMS (Saudi)
Commercial registration certificate	Saudi Ministry of Commerce	4/10/1447HJ (i.e., March 23, 2026)	OMS (Saudi)
Industrial License	Ministry of Industry and Mineralization	10/01/1449HJ (i.e., June 15, 2027)	OMS (Saudi)
Value Added Tax	Zakat, Tax and Customs Authority	NA	OMS (Saudi)
Environmental Operational Permit	National Center for Environmental Compliance	25/10/1449HJ (i.e., March 21, 2028)	OMS (Saudi)
License No. A188/2025, to Import and Store Poisons – “Chemicals for company own use as listed overleaf only”	Department of Pharmaceutical Services, Ministry of Health	December 31, 2025	Awg Chia Lipp Fatt of OMS (Brunei)
License to Supply Products/Service to Exploration and Oil/Gas Companies in Malaysia(1)	Petroliam Nasional Berhad (Petronas)	January 12, 2028	OMS (Malaysia OpCo).
Business Premises License for the activities of a management office with license number DBKL.JPPP/01124/05/2018/PR01	Kuala Lumpur City Hall	November 24, 2025	OMS (Malaysia OpCo).
Business Premises License for the activities of a factory for steel engineering and signboard with account number L0417020012	Iskandar Puteri Municipal Council	December 31, 2025	OMS (Malaysia OpCo).
Business Premises License for the activities of electrical and mechanical heavy engineering works with account number 0601102930190	Kemaman Municipal Council	December 31, 2025	OMS (Malaysia OpCo).
Business Premises License for the services for the preparation of goods for the oil/gas/liquid industry with account number 07470004T	Labuan Corporation	December 31, 2025	OMS (Malaysia OpCo).
Control of Supplies Act license with Reference number: PBKB/2024/P/T-000140	Ministry of Domestic Trade and Cost of Living	January 11, 2028	OMS (Malaysia OpCo).
Poisons Act Type B (Wholesales license) dated 10 January 2025 with register no MJB0150/2024	Ministry of Health	December 31, 2025	Nor Ayu Syahziera Binti Nordin of OMS (Malaysia OpCo).
Permit to purchase, store and use of Sodium Hydroxide dated 1 Jan 2025 with register no. MTC0017/2025	Ministry of Health	December 31, 2025	Mohamad Yazid bin Abd Ghani of OMS (Malaysia OpCo).
Poisons Act Type B (Wholesales license) dated 4 December 2024 with register no	Ministry of Health	December 31, 2025	Harmika Binti Hasim of OMS (Malaysia OpCo).

MLB0009/2025
Business Identification Number (NIB) Business Identification No. 8120018032136 dated 23 October 2018 as amended on 31 March 2023	Minister of Investment/ Head of the Investment Coordinating Board,	—	OMS (Indonesia)
Approval of the Environmental Management Capability Statement (Environmental license) dated 16 January 2023	Minister of Environment and Forestry of the Republic of Indonesia	—	OMS (Indonesia)

Description	Issuing Authority	Expiry Date	Issued to
Standards Certificate for KBLI 33122 dated 27 November 2023 as amended on 1 December 2023	Minister of Investment/Head of the Investment Coordinating Board	—	OMS (Indonesia)
Standards Certificate for KBLI 09100 dated 22 September 2024	Minister of Investment/Head of the Investment Coordinating Board	24 September 2029	OMS (Indonesia) — Jakarta (Bogor)
Standards Certificate for KBLI 09100 dated 6 October 2024	Minister of Investment/Head of the Investment Coordinating Board	6 October 2029	OMS (Indonesia) — Duri
Industrial Business License for KBLI 24103, 25920, & 28240 dated 29 July 2019 as amended on 8 October 2020	Minister of Industry	—	OMS (Indonesia)
Industrial Business License for KBLI 24103, 25920, & 28240 dated 29 July 2019 as amended on 14 December 2020	Minister of Industry		OMS (Indonesia) — Jakarta (Bogor)
Certificate of Factory Registration Receipt No. MOMOS20150001550	Ministry of Manpower of Singapore	—	OMS (Singapore)

Please note that the requirement to hold a Petronas license to carry on petroleum-related activities in Malaysia comes from guidelines issued by Petronas itself, and not from any piece of legislation.

Further, with respect to OMS (Indonesia) and as informed by OMS (Indonesia), there are licenses that are currently still in the process of being obtained, namely the industrial business license, spatial utilization conformity approval, standards certification, and an environmental license. Under Indonesian law, a delay in obtaining these licenses may subject OMS (Indonesia) to certain regulatory penalties.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

D.
Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere in this annual report, we believe that the following accounting policies and estimates are critical to our business operations and understanding our consolidated financial results.

Business combination

We completed management buy-out on June 16, 2023, which applied IFRS 3, Business Combination and was accounted for using an acquisition method when the acquired activities and assets meet the definition of a business and control is transferred to us.

Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements.

Before recognizing a gain on a bargain purchase, we reassess whether we have correctly identified all the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review. We then review the procedures used to measure the amounts this IFRS requires to be recognized at the acquisition date for all the following:

a)
the identifiable assets acquired, and liabilities assumed;
b)
the non-controlling interest in the acquiree, if any;
c)
for a business combination achieved in stages, the acquirer’s previously held equity interest in the acquiree; and
d)
the consideration transferred.

The Successor has allocated the purchase price of predecessor based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Successor has appointed an independent third-party qualified appraiser to estimate the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the IAS using the fair value approach in combination of the replacement cost approach and market approach.

We made several assumptions regarding the fair value of the land, buildings and machinery. Below is an analysis of the methodologies used and the key assumptions and judgments applied for each category of asset.

1.
Land and buildings

In terms of land, we utilized the market comparison approach to determine the fair value of freehold land and leasehold land. Under this approach, we compared the subject land to similar properties that were transacted in the recent market around the valuation date, considering the market substitution principle. Adjustments were made to reflect differences between the subject of land and comparable transactions, such as location, size, and zoning. The key inputs are the market prices of comparable properties were local transactions nearby subject properties and adjusted based on factors such as location, size difference between subject land and the transacted comparables.

In terms of buildings, the replacement cost method was adopted. This approach estimated the full replacement price of the assets based on their construction volume and standard pricing regulations at the valuation date. Depreciation was applied based on the assets’ remaining useful life, condition, and physical inspection of the properties. The key inputs include consideration of the construction fees, materials, loan interest rates for similar structures as well as suitable cost indices of different countries, the age and square footage.

2.
Machinery

For machinery and equipment without an active secondary market, the replacement cost method was applied. This involved estimating the cost of reproduction or replacement of the assets, less depreciation for factors such as physical deterioration, obsolescence, and utility based on their current usage and maintenance history. The key inputs are the economic useful life issued by American Society of Appraisers based on different assets category classification as well as the suitable cost indices of different countries.

Overall, our use of the replacement cost method and market approach, combined with physical inspections and management’s assessment of current utility, ensures that fair values accurately reflect the current economic environment.

Measurement of expected credit losses for financial assets

The Predecessor and the Successor recognize loss allowances for expected credit loss on financial assets measured at amortized cost and contract assets.

Loss allowances are measured on either of the following bases:

•
12-month ECLs: these are ECLs that result from default events that are possible within the 12 months after the reporting date (or for a shorter period if the expected life of the instrument is less than 12 months); or
•
Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument or contract asset.

The Predecessor and the Successor apply the simplified approach to provide for ECLs for all trade receivables and contract assets. The simplified approach requires the loss allowance to be measured at an amount equal to lifetime ECLs. The Predecessor and the Successor apply the general approach of 12-month ECL at initial recognition for all other financial assets.

ECLs are probability-weighted estimates of credit losses. Credit losses are measured at the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Predecessor expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Impairment of non-financial assets

At each reporting date, the Predecessor and the Successor review the carrying amounts of its non-financial assets (other than inventories, contract assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit (“CGU”) exceeds its estimated recoverable amount.

For impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and senior management

The following table sets forth the names, ages and titles of our Directors and Executive Officers:

Name	Age	Title
Mr. How Meng Hock	57	Executive Director, Chairman of the Board, and Chief Executive Officer
Mr. Kevin Yeo	39	Chief Financial Officer
Mr. Ng Tse Meng	50	Non-executive Director

Independent Directors:

Name	Age	Title
Mr. Chung Yew Pong (1)(2)(3)	52	Independent Director
Datuk Loo Took Gee (1)(2)(3)	68	Independent Director
Ms. Esther Teh Oun Pheng (1)(2)(3)	46	Independent Director

No arrangement or understanding exists between any such Director or officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of the Board of Directors. Unless otherwise stated, the business address for our Directors, Independent Directors, and Executive Officers is that of our principal executive offices located at 10 Gul Circle, Singapore 629566.

No arrangement or understanding exists between any such Director or officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer. Our Directors are elected annually at the board meeting and serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of the Board.

(1)
Member of the Audit Committee
(2)
Member of the Compensation Committee
(3)
Member of the Nominating Committee

Directors and Executive Officers:

Mr. How Meng Hock has served as our Executive Director, Chairman of the Board since March 2024 and Chief Executive Officer since 2014. Mr. How Meng Hock is responsible for the overall business management of our Group. With extensive experience spanning over 3 decades in the oil and gas drilling and production industries in Singapore, Mr. How started his career with Vetco Gray, which subsequently became part of GE Oil and Gas, spending 21 years with this organization as part of the Operations (Manufacturing & Supply Chain), Project Management and Commercial Management departments (April 1990 to September 2011). Additionally, he also spent a short stint with Cameron International, which is presently part of Schlumberger (SLB), from October 2011 to August 2012. He then joined Sumitomo Corporation in 2012 as a Corporate Officer and was appointed the CEO of OMS by Sumitomo Corporation in April 2014. His employment relationship with Sumitomo Corporation ended in 2023 after the MBO. He has been with our organization since then and successfully executed a Management-Buy-Out in June 2023 of OMS. Mr. How Meng Hock holds a bachelor’s degree from the University of London.

Mr. Ng Tse Meng has served as a Non-Executive Director of the Company since May 2024. Mr. Ng has served as Chairman and CEO of RF Acquisition Corp (Ticker Symbol: RFAC), a NASDAQ-listed special purpose acquisition company since January 2021, responsible for evaluating opportunities to merge with or acquire other businesses, and also serves as Chairman of Ruifeng Wealth Management Pte. Ltd. since February 2019, which specializing in providing wealth management services to high-net-worth individuals and families. As Managing Director at CA Indosuez from August 2014 to January 2019, Mr. Ng led a team focused on the China market, previously overseeing a team of 4 bankers and achieving recognition as a top producer in terms of Net New Assets (NNA) in 2016. Additionally, during his tenure as Managing Director (North Asia, China), at Pictet & Cie from 2013 to 2014, he provided wealth management services to Chinese Ultra High Net Worth Individuals (UHNWIs), family offices, and external asset managers. At BSI Private Bank from 2011 to 2012, serving as Managing Director — North Asia, China, Mr. Ng was awarded “Outstanding Young Private Banker 2011” by Private Banker International. In this role, Mr. Ng continued to cater to UHNWIs, family offices, and external asset managers, managing a larger team of 11 staff, further solidifying his reputation in the industry. Earlier in his career at Merrill Lynch International Bank from 2004 to July 2006, Mr. Ng took on the role of Director of Investment (China). In this capacity, he was responsible for developing the Chinese High Net Worth Individuals (HNWIs) market and promoting Chinese IPO listings on the Singapore Stock Exchange and Hong Kong Stock Exchange. His extensive networking efforts extended to business associations, intermediaries, and governmental bodies in both China and Singapore, with coverage spanning major cities in China. Mr. Ng holds a bachelor’s degree in business studies with Honors from Nanyang Technological University, along with various financial certifications, including Client Advisor Competency Standards (CACS), Capital Markets and Financial Advisory Services (CMFAS), and a Certified Life Insurance (CLI) certificate.

Mr. Kevin Yeo has served as our Chief Financial Officer since March 2024. Having spent over 16 years working in the field of accounting and auditing, Mr. Kevin Yeo started his career with KPMG based in Malaysia and Australia for a total of 10 years, focusing on audit and assurance services. He then joined OMS in October 2016 as Group Financial Controller based in Singapore before seconded to Sumitomo Corporation for 2 years, involving himself in Mergers & Acquisitions and Investment Portfolio Management. Mr. Kevin Yeo returned to OMS in August 2021 taking on the role of Risk Management and supported the CEO with the successful execution of a Management-Buy-Out in June 2023. As the Chief Financial Officer of our Group, Mr. Kevin Yeo is involved in the long-term planning and strategy of OMS with the CEO. Mr. Kevin Yeo is a chartered accountant as certified by the Association of Chartered Accountancy Certified Accountants of the United Kingdom and holds a bachelor’s degree in accountancy from Oxford Brookes University.

Independent Director:

Mr. Chung Yew Pong is an Independent Director and has served as a member of our board of directors since May 2025. Mr. Chung presently serves as the Executive Director at True Vine Capital Partners Pte. Ltd., a venture capital fund manager in Singapore. He has been an Independent Director for Sim Leisure Group Limited, a theme park developer on the Singapore Stock Exchange (Ticker Symbol: URR) since March 2019 and is presently the chair of the Audit Committee. Mr. Chung is also an Independent Director on the board of CPA Australia Ltd since October 2022 and presently serves on the Audit, Risk and Compliance committee. As a Director at Cadence Venture Capital Sdn. Bhd. from January 2020 to December 2021, Mr. Chung’s responsibilities included obtaining full registration as a venture capital management corporation, identifying fintech investment opportunities, and establishing collaborations within the VC ecosystem. As the CEO of Incitable Digital Asia Sdn. Bhd. from June 2017 to December 2019, Mr. Chung had responsibilities involving identifying fintech investment opportunities, incubating fintech companies, and providing consulting services. He also held a concurrent position as Executive Director at Mruncit Commerce Sdn. Bhd. from January 2018 to December 2018, where he improved internal controls and facilitated strategic investments, while supervising the accounting, finance and human resources departments. Mr. Chung holds a Bachelor of Commerce degree with a major in accounting and achieved 1st class Honors in Banking and Finance from Monash University, Melbourne, Australia.

Datuk Loo Took Gee is an Independent Director and has served as a member of our board of directors since May 2025. Datuk Loo presently serves on the board of two publicly traded companies on Bursa Malaysia, a Malaysia stock exchange, namely YTL Power International Berhad (Ticker Symbol: YTLPOWR) from December 2018 and Hartalega Holdings Berhad (Ticker Symbol: HARTA) from November 2019. Datuk Loo is also currently serving as the Commission member for the National Water Services Commission of Malaysia. Prior to this, Datuk Loo was appointed as the Secretary-General of the Ministry of Energy, Green Technology and Water, Malaysia from August 1, 2010 and served in that capacity until her retirement from public service on August 4, 2016. She was subsequently appointed as the Advisor to the Minister of the same Ministry on a one-year contract from September 1, 2016 until September 30, 2017. During her 38-year tenure with the Federal Government of Malaysia, she held various roles in policy formulation, human resources, financial management, and infrastructure privatization. Datuk Loo’s key achievements include formulating and implementing the Gas Subsidy Rationalisation Scheme for the power sector, designing tariffs for the power sector, and formulating renewable energy and green technology policies. While serving as the Secretary-General of the Ministry of Energy, Green Technology and Water, Datuk Loo held various leadership roles, including Chairman of MyPower Corporation, which focuses on the reform of the power sector, and being a Board Member for several government agencies and corporations. Datuk Loo holds a Bachelor of Arts (Honors) degree from the University of Malaya, a postgraduate Diploma in Public Administration from the National Institute of Public Administration and a Master’s degree in Policy Science from Saitama University.

Ms. Esther Teh Oun Pheng is an Independent Director and has served as a member of our board of directors since May 2025. Ms. Esther Teh currently serves as the Head of Internal Audit & Risk Management at Usaha Tegas, a Malaysian based private equity group with global interests in telecommunication, power, gaming, energy, property, broadcasting, media and satellites since January 2025. In Ms. Esther Teh’s most recent role as Group Head of Internal Audit & Compliance at Silverlake Axis, a fintech company which provides banking solutions to numerous large banks in South East Asia, her achievements include introducing new audit areas beyond traditional financial cycles relevant to the company’s operating environment, developed and executed a risk-based audit plan that prioritized high-impact areas, redesigned the audit methodologies and built and mentored a high-performing audit team. As the head of Risk Management & Assurance for Group Digital within Petronas from February 2017 to January 2021, Ms. Esther Teh managed statutory and group audits, resulting in minimal findings, timely completion of corrective actions, and regular reporting to management and Board of Directors. She also conducted Business Impact Analyses and developed Business Continuity Plans for an expanded organization. Ms. Esther Teh obtained a bachelor’s degree (Honors) in Business Studies from the University of Sheffield. She is a Fellow of the Chartered Accountants Ireland, a member of the Malaysian Institute of Accountants and is a Certified Fraud Examiner.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

B.
Compensation

Compensation of Directors and Executive Officers

For the financial year ended March 31, 2025, we paid an aggregate of approximately US$520,000 in cash to our Directors and Executive Officers.

As of the date of this annual report, neither the Company nor its subsidiaries has set aside any amounts to provide for employee pensions, retirement or similar benefits.

Employment Agreements and Indemnification Agreements

We have entered into an employment agreement with each of our executive officers and employee directors. Each of them is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer. We may also terminate an executive officer’s employment without cause upon advance written notice. The executive officer and employee director may resign at any time with an advance written notice.

Employment Agreement between the Company and How Meng Hock

Effective as of March 1, 2024, Mr. How Meng Hock entered into an Employment Agreement with the Company. The agreement provides for an annual base salary, together with such additional discretionary bonus. Mr. How Meng Hock’s employment will continue for an initial term of one year, which will automatically extend for another year after the expiry of the initial term unless the party provides 60 days written notice prior to the expiry of the initial term of his intention not to extend the initial term, subject to termination by either party to the agreement upon 30 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. How Meng Hock shall not, during the term of the agreement and for 2 years after cessation of employment, carry on business in competition with the Group.

Employment Agreement between the Company and Kevin Yeo

Effective as of March 1, 2024, Mr. Kevin Yeo entered into an Employment Agreement with the Company. The agreement provides for an annual base salary, together with such additional discretionary bonus. Mr. Kevin Yeo’s employment will continue for an initial term of one year, which will automatically extend for another year after the expiry of the initial term unless the party provides 60 days written notice prior to the expiry of the initial term of his intention not to extend the initial term, subject to termination by either party to the agreement upon 30 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Kevin Yeo shall not, during the term of the agreement and for 2 years after cessation of employment, carry on business in competition with the Group.

Independent Director Agreements

Each of our Independent Directors has entered into an Independent Directors’ Agreement with the Company. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Independent Director’s Agreement will remain in full force and effect. Any Independent Director’s Agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote. Under the Independent Directors’ Agreements, the Company agrees, to the maximum extent provided under applicable law, to indemnify the Independent Directors against liabilities and expenses incurred in connection with any proceeding arising out of, or related to, the Independent Directors’ performance of their duties, other than any such losses incurred as a result of the Independent Directors’ gross negligence or willful misconduct.

Under the Independent Directors’ Agreements, the initial aggregate annual fees that is payable to our Independent Directors is US$45,000 to Chung Yew Pong, Datuk Loo Took Gee, and Esther Teh Oun Pheng in cash respectively.

In addition, our Independent Directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of Directors, provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors have entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

C.
Board practices

Committees of the Board of Directors

Our board of Directors has established an audit committee, a compensation committee and a nomination committee, each of which will operate pursuant to a charter adopted by our board of Directors. The board of Directors may also establish other committees from time to time to assist our company and the board of Directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Capital Market and SEC rules and regulations, if applicable. Each committee’s charter will be available on our website at www.omsos.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this annual report.

Audit committee

Chung Yew Pong, Datuk Loo Took Gee and Esther Teh Oun Pheng serve on the audit committee, which is chaired by Chung Yew Pong. Our board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Chung Yew Pong as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•
appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
•
pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
•
reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
•
reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
•
coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
•
establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
•
monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
•
preparing the audit committee report required by SEC rules to be included in our annual proxy statement; and
•
reviewing all related person transactions for potential conflict of interest situations and approving all such transactions.

Compensation committee

Chung Yew Pong, Esther Teh Oun Pheng and Datuk Loo Took Gee serve on the compensation committee, which is chaired by Esther Teh Oun Pheng. Our board of Directors has determined that each such member satisfies the “independence” requirements of Nasdaq. The compensation committee’s responsibilities include:

•
evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and based on such evaluation: (i) recommending to the board of Directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;
•
reviewing and recommending to the board of Directors the cash compensation of our other executive officers;
•
reviewing and establishing our overall management compensation, philosophy and policy;
•
overseeing and administering our compensation and similar plans;
•
reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•
retaining and approving the compensation of any compensation advisors;
•
reviewing and approving our policies and procedures for the grant of equity-based awards;
•
reviewing and recommending to the board of Directors the compensation of our Directors; and
•
preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Chung Yew Pong, Esther Teh Oun Pheng and Datuk Loo Took Gee serve on the nomination committee, which is chaired by Datuk Loo Took Gee. Our board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq Capital Market rules. The nomination committee’s responsibilities include:

•
developing and recommending to the board of Directors criteria for board and committee membership;
•
establishing procedures for identifying and evaluating Director candidates, including nominees recommended by shareholders; and
•
reviewing the composition of the board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of Directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Duties of Directors

Under Cayman Islands law, our Directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our Directors must also exercise their powers only for a proper purpose. Our Directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our Directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our board of Directors include, among others:

•
convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
•
declaring dividends and distributions;
•
appointing officers and determining the term of office of the officers;
•
exercising the borrowing powers of our company and mortgaging the property of our company; and
•
approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors are elected by and serve at the discretion of the board. Each independent director is subject to a term of office of two years and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by the affirmative vote of a simple majority of the other directors present and voting at a board meeting

D.
Employees

As of the date of this annual report and as of March 31, 2025, we employed 592 workers, 589 are full-time and 3 are part-time workers. As of March 31, 2024, we employed 637 workers, 634 are full-time and 3 are part-time workers. We employed 538 persons as of March 31, 2023, all of whom were all located in Singapore, Malaysia, Indonesia, Thailand, Saudi Arabia and Brunei.

The following table sets forth the breakdown of our employees by activity in Singapore:

Function	March 31, 2023	March 31, 2024	March 31, 2025
Management	11	11	10
Finance	6	6	6
Human Resource	3	2	2
IT	2	3	3
Sales & Marketing	6	9	9
Operations	65	69	72
Engineering	13	15	13
Total	106	115	115

The following table sets forth the breakdown of our employees by activity in Malaysia:

Function	March 31, 2023	March 31, 2024	March 31, 2025
Management	2	2	2
Finance	8	7	7
Human Resource	3	3	3
IT	—	—	—
Sales & Marketing	13	11	10
Operations	105	87	82
Engineering	1	1	1
Total	132	111	105

The following table sets forth the breakdown of our employees by activity in Indonesia:

Function	March 31, 2023	March 31, 2024	March 31, 2025
Management	1	1	1
Finance	5	6	5
Human Resource	2	2	3
IT	—	—	—
Sales & Marketing	7	9	9
Operations	115	136	141
Engineering	2	6	5
Total	132	160	164

The following table sets forth the breakdown of our employees by activity in Thailand:

Function	March 31, 2023	March 31, 2024	March 31, 2025
Management	1	1	1
Finance	5	5	5
Human Resource	1	1	2
IT	—	—	—
Sales & Marketing	4	4	5
Operations	65	68	69
Engineering	—	—	—
Total	76	79	82

The following table sets forth the breakdown of our employees by activity in Saudi Arabia:

Function	March 31, 2023	March 31, 2024	March 31, 2025
Management	1	1	1
Finance	3	3	4
Human Resource	2	2	2
IT	—	—	—
Sales & Marketing	1	1	2
Operations	42	121	71
Engineering	1	1	1
Total	50	129	81

The following table sets forth the breakdown of our employees by activity in Brunei:

Function	March 31, 2023	March 31, 2024	March 31, 2025
Management	1	1	1
Finance	2	2	2
Human Resource	1	1	2
IT	—	—	—
Sales & Marketing	1	2	2
Operations	34	37	38
Engineering	3	—	—
Total	42	43	45

Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good. As of the date of this annual report, we have not experienced any work stoppages or labor disputes.

In Singapore, the government promotes the “Tripartite” relationship. The tripartite partners — the government, represented by the Ministry of Manpower (MOM); the unions, represented by the National Trades Union Congress (NTUC); and the employers, represented by the Singapore National Employers Federation (SNEF) — work in cooperation to shape Singapore’s future, forging consensus in developing strategies and taking collective action to achieve sustainable national growth and development for the employers, workers, and society.

Our country of operations achieves high local content/local employees in meeting local government’s requirements. In Indonesia and Thailand, 100% of our staff are local citizens or permanent residents. In Malaysia 98%, Brunei, 84%, Singapore 60% and Saudi 26% of our staff are local citizens or permanent residents, which enable us to have the advantage of having local industry knowledge when participating in tenders and projects. The company continues to spend resources in continuous upskilling and re-skilling of workforce to improve safety, quality, productivity, and growth. Various policies have been implemented to aid staff development. We have implemented the Employee Health and Well-being policies, Corporate Social Responsibilities, and Internship programs to ensure our staff’s continuing professional development. The group has also implemented an Integrity Code to ensure we always conduct ourselves above board from a personal and business perspective, while emphasizing on a “Speak Up” system where employees are able to raise concerns without fear of retaliation.

E.
Share ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding Ordinary Shares;
•
each of our Executive Officers;
•
each of our Directors; and
•
all of our current Executive Officers and Directors as a group.

The number and percentage of Ordinary Shares beneficially owned is based on 42,448,704Ordinary Shares, par value of US$0.0001 per share, issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is in care of OMS Energy Technologies Inc., 10 Gul Circle, Singapore 629566.

Name of Beneficial Owner	Beneficial Ownership of Ordinary Shares(1)	Ownership of Ordinary Shares(2)
Directors and Executive Officers:
How Meng Hock	26,226,060	61.78%
Kevin Yeo	—	—
Ng Tse Meng	922,500	2.17%
Esther Teh Oun Pheng	—	—
Chung Yew Pong	—	—
Datuk Loo Took Gee	—	—
All directors and executive officers as a group (5 persons)	27,148,560	63.95%
5% or Greater Shareholders:
How Meng Hock	26,226,060	61.78%

____________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares. All shares represent only Ordinary Shares held by shareholders as no options are issued or outstanding.
(2)
Calculation based on 42,448,704Ordinary Shares issued and outstanding as of the date of this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee. In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” we describe below transactions since April 1, 2022, to which we have been a participant, in which the amount involved in the transaction is material to our Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and

(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

a)
Related parties’ relationship

The Company’s relationship with related parties who had transactions with the Predecessor and the Successor are summarized as follows:

Related Party Name	Relationship to the Predecessor
Howco Metals Management Pte. Ltd.	Controlled by ultimate controlling party*
SC Tubular Solutions (B) Sdn. Bhd.	Controlled by ultimate controlling party*
SC Tubular Solutions Malaysia Sdn. Bhd.	Controlled by ultimate controlling party*
Sumitomo Corporation	Ultimate controlling party of the Predecessor*
Sumitomo Corporation Asia & Oceania Pte. Ltd.	Controlled by ultimate controlling party*
Sumitomo Corporation Capital Asia Pte. Ltd.	Controlled by ultimate controlling party*
Sumitomo Corporation Malaysia Sdn. Bhd.	Controlled by ultimate controlling party*
OMS Energy Technologies Pte. Ltd.	Controlled by ultimate controlling individual, Mr. How, the CEO of the Successor

____________

* These parties ceased to be the Successor’s related parties with effect from June 16, 2023, subsequent to OMS Energy Technologies Pte. Ltd. (“OMSET PL”) acquiring 100% shares in OMS Holdings Pte. Ltd. from Sumitomo Corporation, the former shareholder.

b)
Related party transactions

During the period from June 16, 2023 through March 31, 2024 and for the year ended March 31, 2025, the Successor had no related party transactions.

Goods or services rendered to related parties

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
SC Tubular Solutions (B) Sdn. Bhd.	—	—	560	2,250
Sumitomo Corporation Asia & Oceania Pte. Ltd.	—	—	395	486
Howco Metals Management Pte. Ltd.	—	—	—	2
Sumitomo Corporation	—	—	—	3
SC Tubular Solutions Malaysia Sdn. Bhd.	—	—	260	987
Revenue – related parties	—	—	1,215	3,728

All outstanding balances with the related parties are to be settled in cash on 30 days to 60 days’ terms.

Goods or services provided by related parties

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Howco Metals Management Pte. Ltd.	—	—	23	58
SC Tubular Solutions Malaysia Sdn. Bhd.	—	—	49	151
Sumitomo Corporation	—	—	3	40
Sumitomo Corporation Asia & Oceania Pte. Ltd.	—	—	—	544
Cost of revenue – related parties	—	—	75	793

All outstanding balances with the related parties are to be settled in cash on 30 days to 60 days’ terms.

Other income/(expenses)

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Howco Metals Management Pte. Ltd.	—	—	38	278
SC Tubular Solutions Malaysia Sdn. Bhd.	—	—	—	5
Sumitomo Corporation	—	—	(9)	(114)
Other income, net – related parties	—	—	29	169

Finance income

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Sumitomo Corporation Capital Asia Pte. Ltd.	—	—	64	97
Sumitomo Corporation Asia & Oceania Pte. Ltd.	—	—	—	40
Sumitomo Corporation Malaysia Sdn. Bhd.	—	—	1	67
Finance income – related parties	—	—	65	204

Finance cost

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Sumitomo Corporation Capital Asia Pte. Ltd.	—	—	162	1,759
Finance cost – related parties	—	—	162	1,759

During the year ended March 31, 2023, the Predecessor entered into agreements to dispose of its entire interests in its associates, for a total cash consideration of US$11.6 million to Sumitomo Corporation. The divestments of SC Tubular Solutions (B) Sdn. Bhd. and VAM® BRN Sdn. Bhd. were completed on February 16, 2023 and March 14, 2023, respectively. The transactions were conducted between entities under common control as OMS Holdings Pte. Ltd. was a wholly owned subsidiary of Sumitomo Corporation upon the time of the disposal. Therefore, the transactions were accounted for under historical value and the additional payment of US$0.8 million over the carrying value of the equity method investments was recognized as a capital injection from Sumitomo Corporation into the Predecessor.

During the year ended March 31, 2023, Sumitomo Corporation, a related party, contributed capital for a total consideration of US$12.8 million to OMS Holdings Pte. Ltd. The proceeds from Sumitomo Corporation were further used to repay the outstanding loan balance under the cash pooling arrangement.

c)
Related party balances

As of March 31, 2024 and March 31, 2025, the Successor only had an amount due from OMS Energy Technologies Pte. Ltd. as a related party balance.

Amount due from a related party

	Successor	Successor
	As of March 31, 2025	As of March 31, 2024
	US$’000	US$’000
OMS Energy Technologies Pte. Ltd.	1,584	1,585
	1,584	1,585

ITEM 8. FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

B.
Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

A.
Offer and Listing Details

Not applicable.

B.
Plan of Distribution

Not applicable.

C.
Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “OMSE.”

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

A copy of our Second Amended Articles is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is incorporated by reference from the section titled “Description of Share Capital and Governing Documents” from our registration statement on Form F-1 filed with the SEC on November 4, 2024 (Registration No. 333-282986).

C.
Material Contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

D.
Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

E.
Taxation

The following description of Cayman Islands and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Ogier, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares provided such instrument of transfer is not executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares in our initial public offering and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from our initial public offering) and the expected market price of our Ordinary Shares following our initial public offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets, and the cash raised in our initial public offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

•
such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;
•
such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;
•
such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and
•
an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we have obtained final approval from Nasdaq to list our Ordinary Shares on the Nasdaq Capital Market, we cannot guarantee that our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

F.
Dividends and Paying Agents

Not applicable.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I.
Subsidiary Information

Not applicable.

J.
Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, liquidity risk and foreign currency risk. See Note 24 to our consolidated financial statements included elsewhere in this annual report for further details.

Credit Risk

We are exposed to credit risk from our operating activities and from our financing activities, which arise principally from our trade receivables, prepayment and other currents assets, amount due from related parties and cash. With respect to trade receivables and prepayment and other current assets, we actively monitor and manage credit risk by performing credit checks and optimizing the payment and collection process. With respect to our amount due from a related party, we closely monitor and keep evaluating our related exposure to credit risk. With respect to the cash, we place substantially all of our cash with financial institutions with high credit ratings and quality in the jurisdictions we operate in. In the event of bankruptcy of one of these financial institutions, we may not be able to claim our cash back in full. We continue to monitor the financial strength of financial institutions. There has been no recent history of default in relation to these financial institutions.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to meet the liquidity shortage.

Currency risk

We are exposed to foreign exchange rate fluctuations as we translate the financial statements of our subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the translation adjustments resulting from the conversion of the financial statements of our subsidiaries with into U.S. dollars would result in a gain or loss recorded as a component of other comprehensive income (loss). We are also exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases and receivables, that are denominated in a currency other than the respective functional currencies of the Predecessor and Successor entities. Foreign currency is monitored and managed by our Predecessor and Successor on an ongoing basis as the Predecessor and Successor endeavor to keep the net exposure at an acceptable level.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.
Debt Securities

Not applicable

B.
Warrants and Rights

Not applicable

C.
Other Securities

Not applicable

D.
American Depositary Shares

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of March 31, 2025, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted International Financial Reporting Standards (“IFRS”) and SEC reporting requirements to properly address complex IFRS accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill IFRS and SEC financial reporting requirements. This includes the lack of comprehensive accounting policies and procedures manual in accordance with IFRS.

To remedy the identified material weakness, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including:

(i) an experienced financial consultant has already been engaged and is working closely with the internal finance team to assist the Company in preparing our financial statements and related disclosures in accordance with IFRS;

(ii) developing a comprehensive IFRS accounting policies and procedures manual with the assistance of the experienced financial consultant;

(iii) conducting regular and continuous IFRS training programs and webinars for our financial reporting and accounting personnel;

(iv) improving financial oversight function for handling complex accounting issues under IFRS.

However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors—Risks Relating to Our Business and Industry— If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.”

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, will be required once we become a public company and after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

(b)
Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2025 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c)
Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of March 31, 2025.

(d)
Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Audit committee

Chung Yew Pong, Datuk Loo Took Gee and Esther Teh Oun Pheng serve on the audit committee, which is chaired by Chung Yew Pong. Our board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Chung Yew Pong as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•
appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
•
pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
•
reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
•
reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
•
coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
•
establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
•
monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
•
preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
•
reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
•
reviewing earnings releases.

ITEM 16B. CODE OF ETHICS

Code of Conduct, Code of Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

We have adopted (i) a written code of business conduct and ethics and (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, and we have also adopted an (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). A current copy of the Policies is posted on the Corporate Governance section of our website, which is located at www.omsos.com. The information on our website is deemed not to be incorporated in this annual report or to be a part of this annual report.

We will disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq Capital Market.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Marcum Asia CPAs LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended March 31, 2025, 2024 and 2023. Audit services provided by Marcum Asia CPAs LLP for fiscal years ended March 31, 2025, 2024 and 2023 included the examination of the consolidated financial statements of the Company.

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firms, for the periods indicated.

	Year Ended March 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees(1) - Marcum Asia CPAs LLP	300,745	437,000	488,337
Total	300,745	437,000	488,337

(1)
Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Securities—As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards"

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies has been incorporated by reference herewith as Exhibit 11.2 to this annual report.

ITEM 16K. Cybersecurity

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We assess and manage our cybersecurity risks though our Information Technologies (“IT”) Committee, which is integrated by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

Our IT department is responsible for targeted and regular monitoring of cybersecurity risks. They independently and continuously monitor cybersecurity risks and countermeasures to defend against such threats and, in the event of a cybersecurity threat or cybersecurity incident, inform executive management and our Board of Directors. In addition to the regular meetings between executive management and the individual risk owners mainly consisting out of the various departments’ heads, a comprehensive cybersecurity risk analysis for internal and external risks is carried out as appropriate.

According to the priority of the cybersecurity risks as result of the risk evaluation, risks are addressed by concrete actions and, if appropriate and possible, necessary countermeasures. In order to be able to react quickly and flexibly to cybersecurity risks, risk management is integrated into existing processes and reporting channels. Our risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk. We may engage third parties from time to time to conduct risk assessments.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document
1.1*	Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Registrant
2.1*	Description of Securities
4.1**

Employment Agreement between the Registrant and How Meng Hock (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

4.2**

Employment Agreement between the Registrant and Kevin Yeo (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

4.3**

Independent Director Agreement between the Registrant and Chung Yew Pong (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

4.4**

Independent Director Agreement between the Registrant and Esther Teh Oun Pheng (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

4.5**

Independent Director Agreement between the Registrant and Datuk Loo Took Gee (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

4.6**

Form of Purchase Order Agreement between OMS (Saudi) and Aramco (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

4.7**

Form of Master Purchase Agreement between OMS (Malaysia) and Halliburton (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

4.8**

Form of Purchase Order Agreement between OMS (Saudi) and Global Pipe Company (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

4.9**

Convertible Note Agreement between the Registrant and RFWM VCC – RF DYNAMIC FUND (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

4.10**

Convertible Note Agreement between the Registrant and Vielink Asia Pte Ltd (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

4.11**

Lease Agreement between OMS (Singapore) and JTC Corporation for 10 Gul Circle, Singapore 629566 (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

4.12**

Material terms of supply agreement between OMS (Saudi) and Aramco (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

4.13**

Form of Purchase Order Agreement between OMS (Singapore) and Marubeni-Itochu Tubulars Asia Pte Ltd (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

8.1**

List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

11.1**

Code of Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

11.2**

Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1***	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2***	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
97.1**

Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.3 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

101.INS	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Previously filed with our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on February 25, 2025.
***	Furnished herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OMS Energy Technologies Inc.
By:	/s/ How Meng Hock
Name:	How Meng Hock
Title:	Executive Director, Chairman of the Board, and Chief Executive Officer

Date: July 25, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of OMS Energy Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of OMS Energy Technologies Inc. and its subsidiaries (“Successor”) (the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended March 31, 2025 and for the period from June 16, 2023 through March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended March 31, 2025 and for the period from June 16, 2023 through March 31, 2024, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2023.

New York, New York
July 25, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of OMS Holdings Pte. Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of OMS Holdings Pte. Ltd. and its subsidiaries (“Predecessor”) (the “Company”) for the period from April 1, 2023 through June 15, 2023 and for the year ended March 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the period from April 1, 2023 through June 15, 2023 and for the year ended March 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2023.

New York, New York
August 30, 2024

OMS ENERGY TECHNOLOGIES INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

		Successor	Successor
	Note	As of March 31, 2025	As of March 31, 2024
		US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	4	72,950	43,470
Restricted cash, current	5	1,692	1,593
Trade receivables	6	13,467	31,948
Contract assets	19	983	1,730
Inventories	7	32,546	30,689
Prepayment and other current assets	8	1,646	3,067
Amount due from a related party	23	1,584	1,585
Total Current Assets		124,868	114,082

Non-current assets:
Restricted cash, non-current	5	1,189	367
Right-of-use assets	9	8,086	3,549
Property, plant and equipment	10	32,055	32,040
Intangible assets	11	42	126
Deferred tax assets	22	2,938	2,574
Prepayment and other non-current assets	8	1,327	694
Total Non-Current Assets		45,637	39,350
Total Assets		170,505	153,432

Liabilities
Current Liabilities:
Trade and other payables	13	15,070	47,535
Loans and borrowings	14	—	6,504
Tax payable		8,200	6,669
Lease liabilities, current	9	1,187	741
Total Current Liabilities		24,457	61,449

Non-current Liabilities:
Employee benefits obligation	16	827	751
Lease liabilities, non-current	9	6,096	1,843
Deferred tax liabilities	22	4,217	3,684
Other payables, non-current	13	—	5,000
Provisions		321	351
Total Non-Current Liabilities		11,461	11,629
Total Liabilities		35,918	73,078

Equity
Share capital	15	4	4
Share premium		72,648	67,648
Retained earnings		58,634	13,818
Accumulated other comprehensive loss		(2,397)	(4,441)
Equity attributable to Shareholders of the Company		128,889	77,029
Non-controlling interests		5,698	3,325
Total equity		134,587	80,354

Total liabilities and equity		170,505	153,432

The accompanying notes are an integral part of these consolidated financial statements.

OMS ENERGY TECHNOLOGIES INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Successor	Successor		Predecessor	Predecessor
	Note	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024		For the period April 1 through June 15, 2023	For the year ended March 31, 2023
		US$’000	US$’000		US$’000	US$’000
Revenue – third parties		203,607	163,267		16,967	93,734
Revenue – related parties		—	—		1,215	3,728
Total revenue	19	203,607	163,267		18,182	97,462

Cost of revenue – third parties		(134,620)	(114,525)		(13,080)	(68,628)
Cost of revenue – related parties		—	—		(75)	(793)
Total cost of revenue	20	(134,620)	(114,525)		(13,155)	(69,421)

Gross profit		68,987	48,742		5,027	28,041

Selling, general and administrative expenses	20	(9,122)	(8,574)		(1,790)	(8,142)
Operating profit		59,865	40,168		3,237	19,899

Bargain purchase gain	3	—	49,429		—	—
Other income/(expenses), net – third parties		246	775		(108)	(176)
Other income, net – related parties		—	—		29	169
Total other income/(expenses), net	20	246	50,204		(79)	(7)

Finance income – third parties		339	55		9	32
Finance income – related parties		—	—		65	204
Total finance income	21	339	55		74	236

Finance cost – third parties		(284)	(915)		(38)	(184)
Finance cost – related parties		—	—		(162)	(1,759)
Total finance cost	21	(284)	(915)		(200)	(1,943)

Share of profit of equity method investments	12	—	—		—	3,427
Profit before tax		60,166	89,512		3,032	21,612
Income tax expense	22	(13,189)	(7,424)		(657)	(9,190)
Net profit		46,977	82,088		2,375	12,422

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss
Foreign currency translation differences		2,258	(1,701)		(610)	8
Changes resulting from actuarial remeasurement of employee benefits obligation		(2)	(33)		(9)	(20)
Other comprehensive income/(loss), net of tax		2,256	(1,734)		(619)	(12)
Total comprehensive income		49,233	80,354		1,756	12,410

Net profit attributable to:
Shareholders of the Company		44,816	80,880		1,867	11,647
Non-controlling interests		2,161	1,208		508	775
Net profit		46,977	82,088		2,375	12,422

Total comprehensive income attributable to:
Shareholders of the Company		46,860	79,184		1,310	11,602
Non-controlling interests		2,373	1,170		446	808
Total comprehensive income		49,233	80,354		1,756	12,410

Basic and diluted weighted-average shares outstanding	17	37,822,500	36,900,000	*
Basic and diluted earnings per share (as adjusted) (US$)	17	1.18	2.19

* The shares and per share information are adjusted and presented for the period from June 16, 2023 to March 31, 2024 on a retrospective basis to reflect the Share Reorganization as disclosed under Note 15.

The accompanying notes are an integral part of these consolidated financial statements.

OMS ENERGY TECHNOLOGIES INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	No. of Shares*	Share Capital		Share Premium		(Accumulated Deficit)/Retained Earnings	Accumulated Other Comprehensive Loss	Equity Attributable to Shareholders of the Company	Non- controlling Interest	Total Equity
	In thousands	US$’000		US$’000		US$’000	US$’000	US$’000	US$’000	US$’000
Successor
Balance at June 16, 2023**	36,900	4		67,648		(67,062)	(2,745)	(2,155)	2,155	—
Total comprehensive income for the period:
Profit for the period		—		—		80,880	—	80,880	1,208	82,088
Other comprehensive loss
Foreign currency translation adjustments		—		—		—	(1,665)	(1,665)	(36)	(1,701)
Defined benefit plan remeasurements		—		—		—	(31)	(31)	(2)	(33)
Total comprehensive income/(loss) for the period		—		—		80,880	(1,696)	79,184	1,170	80,354
Balance at March 31, 2024	36,900	4		67,648		13,818	(4,441)	77,029	3,325	80,354
Total comprehensive income for the year:
Profit for the year		—		—		44,816	—	44,816	2,161	46,977
Other comprehensive income/(loss)
Foreign currency translation adjustments		—		—		—	2,046	2,046	212	2,258
Defined benefit plan remeasurements		—		—		—	(2)	(2)	—	(2)
Total comprehensive income for the year		—		—		44,816	2,044	46,860	2,373	49,233
Transactions with owners of the Company:
Conversion of convertible notes	1,845	—	(1)	5,000	(2)	—	—	5,000	—	5,000
Total transactions with owners of the Company	1,845	—		5,000		—	—	5,000	—	5,000
Balance at March 31, 2025	38,745	4		72,648		58,634	(2,397)	128,889	5,698	134,587

(1)
Amount is not significant as less than $1,000.
(2)
On February 5, 2024 and February 9, 2024, the Successor entered into the convertible note agreements (the “Convertible Note Agreements”) with RFWM VCC — RF Dynamic Fund and Vielink Asia Pte Ltd (the “holders”) respectively for a total principal sum of $5,000,000 at a 10% cumulative simple interest per annum effective on April 5, 2024. On September 30, 2024, pursuant to the convertible note agreements, the holders converted the total principal amount of $5,000,000 of the notes issued into 750 Ordinary Shares of the Successor (1,845,000 Ordinary Shares after considering the Company's reorganization process on October 23, 2024 to facilitate the initial public offering). Information about the events impacting the share capital is disclosed in Note 13.

* The shares and per share information are adjusted and presented for the period from June 16, 2023 to March 31, 2024 on a retrospective basis to reflect the Share Reorganization as disclosed under Note 15.

** The bargain purchase gain of $49.4M was excluded from the opening balance of the Successor’s equity on June 16, 2023 as it was included in the net profit of the Successor for the period from June 16, 2023 to March 31, 2024.

	No. of Shares	Share Capital	Share Premium	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to Shareholders of the Company	Non- controlling Interest	Total Equity
	In thousands	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Predecessor
Balance at April 1, 2022	90,000	90,000	—	(80,576)	(2,143)	7,281	901	8,182
Total comprehensive income for the year:
Profit for the year		—	—	11,647	—	11,647	775	12,422
Other comprehensive income/(loss)
Foreign currency translation adjustments		—	—	—	(26)	(26)	34	8
Defined benefit plan remeasurements		—	—	—	(19)	(19)	(1)	(20)
Total comprehensive income/(loss) for the year		—	—	11,647	(45)	11,602	808	12,410
Transactions with owners of the Company:
Contributions
Capital contribution	12,756	12,756	795	—	—	13,551	—	13,551
Total transactions with owners of the Company	12,756	12,756	795	—	—	13,551	—	13,551
Balance at March 31, 2023	102,756	102,756	795	(68,929)	(2,188)	32,434	1,709	34,143
Total comprehensive income for the period:
Profit for the period		—	—	1,867	—	1,867	508	2,375
Other comprehensive loss
Foreign currency translation adjustments		—	—	—	(548)	(548)	(62)	(610)
Defined benefit plan remeasurements		—	—	—	(9)	(9)	—	(9)
Total comprehensive income/(loss) for the period		—	—	1,867	(557)	1,310	446	1,756
Balance at June 15, 2023	102,756	102,756	795	(67,062)	(2,745)	33,744	2,155	35,899

The accompanying notes are an integral part of these consolidated financial statements.

OMS ENERGY TECHNOLOGIES INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Operating activities
Net profit	46,977	82,088	2,375	12,422
Adjustments for:
Income tax expenses	13,189	7,424	657	9,460
Depreciation of property, plant and equipment	2,711	3,800	251	910
Amortization of intangible assets	84	97	6	19
Depreciation of right-of-use assets	1,412	1,030	140	1,432
Loss/(gain) on disposal of property, plant and equipment	111	(357)	—	(18)
Allowance for/(reversal of) inventories obsolescence	571	(335)	(6)	5
Allowance for/(reversal of) expected credit losses	121	(3)	—	(11)
Finance costs	284	915	200	1,943
Finance income	(339)	(55)	(74)	(236)
Loss/(gain) on unrealized foreign exchange	493	(793)	134	739
Gain on bargain purchase	—	(49,429)	—	—
Share of profits of equity method investments, net of tax	—	—	—	(3,427)

Changes in operating assets and liabilities:
Trade receivables	18,975	(17,961)	(2,727)	(626)
Contract assets	764	(1,505)	1,139	(692)
Inventories	(2,329)	(20,817)	(360)	2,642
Prepayment and other assets	809	418	(1,219)	(2)
Trade receivables due from related parties	—	284	(428)	(53)
Trade and other payables	(32,239)	26,157	(2,224)	5,006
Employee benefits obligation	59	11	24	16
	51,653	30,969	(2,112)	29,529
Cash provided by operations:
Interest received	339	55	74	235
Income taxes paid	(11,490)	(6,979)	(852)	(734)
Net cash provided by/(used in) operating activities	40,502	24,045	(2,890)	29,030

Investing activities
Proceeds from sale of property, plant and equipment	—	698	—	18
Cash payment for management buyout	—	(2,000)	—	—
Acquisition of property, plant and equipment	(2,863)	(3,238)	(1,200)	(1,066)
Acquisition of intangible asset	—	(11)	—	(69)
Dividends received from equity method investments	—	—	—	3,402
Proceeds from disposal of equity method investments	—	—	—	10,774
Repayment from/(loan to) related parties	—	—	20,981	(15,743)
Amount due from a related party	1	(1,585)	—	—
Net cash (used in)/provided by investing activities	(2,862)	(6,136)	19,781	(2,684)
Financing activities
Proceeds from capital injection	—	—	—	13,551
Advances from potential investors	—	5,000	—	—
Proceeds from loans and borrowings	—	—	874	—
Proceeds from loans from related parties	—	—	8,845	—
Repayment of loans from related parties	—	—	(28,038)	(22,651)
Repayment of loans and borrowings	(6,504)	(3,874)	—	(500)
Interest paid	(253)	(211)	(200)	(1,942)
Payment of lease liabilities	(1,302)	(824)	(197)	(1,731)
Net cash (used in)/provided by financing activities	(8,059)	91	(18,716)	(13,273)
Effect of foreign exchange on cash, cash equivalents and restricted cash	820	(2,473)	(75)	150
Net increase/(decrease) in cash, cash equivalents and restricted cash	30,401	15,527	(1,900)	13,223
Cash, cash equivalents and restricted cash at beginning of year/period	45,430	29,903	31,803	18,580
Cash, cash equivalents and restricted cash at end of year/period	75,831	45,430	29,903	31,803
Less: Restricted cash, non-current	1,189	367	1,150	1,150
Less: Restricted cash, current	1,692	1,593	1,087	1,126
Cash and cash equivalents at end of year/period	72,950	43,470	27,666	29,527

The accompanying notes are an integral part of these consolidated financial statements.

OMS ENERGY TECHNOLOGIES INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

OMS Energy Technologies Inc. (the “Company” or “OMSET INC”) is a holding company incorporated on December 27, 2023 in the Cayman Islands. The address of the Company’s registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KYI-9009, Cayman Islands. The principal executive office of the Company is 10 Gul Circle, Singapore 629566. The Company conducts its business primarily through its subsidiaries in Singapore, Saudi Arabia, Indonesia, Thailand, Malaysia and Brunei.

These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Group’s principal activities comprise of manufacturing and sale of specialty connectors and pipes, surface wellhead and Christmas tree, premium threading services, and other ancillary services including repair of drilling tools, tubular goods and accessories.

As of March 31, 2025, the Company’s subsidiaries include the following entities:

Entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
OMS Holdings Pte. Ltd.	May 4, 2010	Singapore	100%	Investment holding
OMS Oilfield Services Pte. Ltd.	June 21, 1972	Singapore	100%	Provision of premium threading and manufacturing of pipe connectors and joints used in the oil and gas industry
OMS Oilfield Services Arabia Ltd.	May 7, 2008	Saudi Arabia	100%	Production of pipes, tubes, extensions and related accessories for use in drilling for oil exploration projects
OMS Oilfield Holdings Sdn. Bhd.	July 4, 1977	Malaysia	100%	Investment holding
OMS Oilfield Services Sdn. Bhd.	August 19, 1980	Malaysia	49%(1)	Provision of machine shop service for tools and equipment in the oil and gas industry
PT OMS Oilfield Services	April 5, 2001	Indonesia	95%	Provision of premium threading and repair services, inspection services and tubular running services, and selling tubular accessories for oil and gas industry
OMS Oilfield Services (Thailand) Ltd.	August 26, 2003	Thailand	100%	Manufacture and repair of drilling tools, drilling tubular tools and drilling accessories for oil and gas industry
PY Oiltools Sdn. Bhd.	March 15, 1999	Brunei	70%	Provision of repairs and services and the sale of equipment used in the oil and gas industry
Top Pentagon Sdn. Bhd.	January 5, 2010	Malaysia	20%(1)	Investment holding
OMS Oilfield Services (Australia) Pty Ltd.(2)	January 25, 2005	Australia	100%	Dormant

(1)
Where less than 50% of the equity of a subsidiary is held, the Company (through its subsidiaries) exercises control over these two subsidiaries by having reserved matters, appointment of directors and minimum quorum requirements. An assessment has been made, taking into account all the factors relevant to the relationship with these two subsidiaries, to ascertain control has been established.
(2)
OMS Oilfield Services (Australia) Pty Ltd. is going to be deregistered, and the deregistration is expected to be completed by September 30, 2025.

OMS Holdings Pte. Ltd. (“OMS”) and its subsidiaries (the “Predecessor”) were wholly owned subsidiaries of Sumitomo Corporation prior to the Management Buyout event (“MBO” as further defined). OMS and its subsidiaries are collectively the “Predecessor”.

On January 4, 2023, Sumitomo Corporation, which is a Japanese company that is publicly traded on the Tokyo Stock Exchange and OMS Energy Technologies Pte. Ltd. (“OMSET PL”), a newly established entity with a 100% majority of its shares owned by Mr. How Meng Hock, Chief Executive Officer (“Mr. How”) of OMS, entered into a Share Purchase Agreement pursuant to which OMSET PL agrees to acquire OMS, a wholly owned subsidiary of Sumitomo Corporation for a total cash consideration of $2 million.

From January 4, 2023 through to June 15, 2023, as part of the acquisition, Sumitomo Corporation and OMSET PL completed a series of transactions including settlement of balances due to and from Sumitomo Corporation under a legacy cash pooling arrangement and entering into a new loan agreement with Sumitomo Corporation with principal balance of $8.8 million (collectively, the “MBO”).

On June 16, 2023, the MBO was executed and completed and OMS is majority-owned by Mr How along with other minority shareholders indirectly through OMSET PL. Upon the completion of MBO, OMS, OMSET PL, and Mr. How, along with his family and their affiliated entities, ceased to have any relationship with Sumitomo Corporation. OMS, OMSET PL, and Mr. How, along with his family and their affiliated entities, hold no equity interest in Sumitomo Corporation and Sumitomo Corporation holds no equity interest in OMS or OMSET PL. Furthermore, Mr. How, OMSET PL, and OMS have not received any financial support from Sumitomo Corporation or its related parties for the MBO. OMSET PL’s acquisition of OMS from Sumitomo Corporation meets the definition of a business combination as OMS is a business that has input (including all the equipment, staffs and other economic resources), process (including all the manufacturing processes, systems and standards, and rules and etc.) and output (products and services ready to be provided to customers). OMSET PL is the acquirer in the transaction as it obtains control of OMS through direct ownership interest in OMS. Therefore, OMSET PL would apply IFRS 3 — “Business Combinations” and account for the acquisition of OMS by identifying, recognizing, and measuring all identifiable assets acquired and liabilities assumed and recognize a bargain purchase gain for the difference between net identifiable assets acquired and consideration paid.

To facilitate the initial public offering in the United States, Mr. How formed OMSET INC on December 23, 2023. On March 28, 2024, OMSET INC distributed newly issued shares to OMSET PL in exchange for 100% of the shares of OMS owned by OMSET PL. As a result, OMSET INC was owned by OMSET PL and OMSET INC in turn owned OMS. On March 31 and May 7 2024, the shares of OMSET INC owned by OMSET PL were distributed to its shareholders — Mr. How, the controlling shareholder, and other minority shareholders — for nominal consideration. As a result, OMSET PL no longer has direct or indirect ownership of OMS and became a shell company. There are no other entities above OMSET INC — it is now the ultimate parent company. (the “Reorganization”). OMSET INC and its subsidiaries are collectively the “Successor” or the “Group”. Since OMSET PL was formed to acquire OMS and disposed of its indirect interest in OMS shortly after the acquisition, it would be appropriate to view the substance of the various transactions as an acquisition of OMS by OMSET INC on June 16, 2023.

2.
MATERIAL ACCOUNTING POLICIES
2.1.
Basis of preparation
(a)
Statement of compliance

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The consolidated financial statements were authorized for issue by the Board of Directors on July 25, 2025.

(b)
Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except as otherwise indicated in the accounting policies.

(c)
Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars (“USD” or “US$” or “$”), which is the functional and reporting currency of the Predecessor and the Successor, except for the following subsidiaries, where (i) the functional currency of OMS Oilfield Services Arabia Limited is Saudi Riyal (“SAR”); (ii) the functional currency of OMS Oilfield Holdings Sdn. Bhd., OMS Oilfield Services Sdn. Bhd. and Top Pentagon Sdn. Bhd. is Malaysian Ringgit (“MYR”); and (iii) the functional currency of OMS Oilfield Services (Thailand) Ltd. is Thai Baht (“THB”). The Predecessor and the Successor and its subsidiaries each determine their functional currency based on the currency of the primary economic environment in which they operate.

(d)
Use of estimates and judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•
Note 2.2 — Business combination
•
Note 2.6 — Measurement of expected credit losses (“ECL”) for financial assets
•
Note 2.6 — Impairment of non-financial assets
(e)
Adoption of new accounting policies

The Group has applied the following amendments to the IFRS Accounting Standards for the first time for the annual period beginning on April 1, 2024.

•
Classification of Liabilities as Current or Non-current Liabilities and Non-current Liabilities with Covenants (Amendments to IAS 1)
•
Lease Liabilities in a Sale and Leaseback (Amendments to IFRS 16)

The application of these amendments to the IFRS Accounting Standards does not have a material effect on the consolidated financial statements.

2.2.
Basis of consolidation
(a)
Subsidiaries

Subsidiaries are entities controlled by the Predecessor and the Successor. The Predecessor and the Successor control an entity when they are exposed to, or have rights to, variable returns from their involvement with the entity and have the ability to affect those returns through their power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(b)
Non-controlling interests

Non-controlling interests represent the equity in subsidiaries not attributable, directly or indirectly, to Shareholders of the Predecessor and the Successor, and are presented separately in the consolidated statement of financial position within equity. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

(c)
Equity method investments

Investments in associates are accounted for using the equity method. Associates are those entities in which the Predecessor and the Successor have significant influence, but not control or joint control, over the financial and operating policies of these entities. A significant influence is presumed to exist when the Predecessor and the Successor hold between 20% and 50% of the voting power of another entity.

Equity-method investments are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Predecessor and the Successor’s share of the profit or loss and other comprehensive income of the associates, from the date that significant influence commences until the date that significant influence ceases.

When the Predecessor and the Successor’s share of losses exceeds its interest in an associate, the carrying amount of the investment, together with any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Predecessor and the Successor have an obligation to fund the associate’s operations or have made payments on behalf of the associate. The results and net assets of associate with financial year end other than March 31, with the difference between the reporting date of the associate and that of the Predecessor and the Successor to be not longer than three months, are incorporated into the consolidated financial statements based on its latest available financial statements as it is otherwise impracticable to use the financial statements of the associate as of the same date as the consolidated financial statements of the Predecessor and the Successor.

The Predecessor and the Successor cease to use the equity method as of the date on which an investment ceases to be an associate. Any investment remaining in the former associate is measured at fair value. The difference between the fair value of the remaining investment and any consideration from the realization of part of the investment and the carrying value of the investment at the time the use of the equity method is discontinued is recognized in profit or loss. Amounts previously recognized in other comprehensive income with respect to the same investment are treated in the same manner that would have been required if the invested entity had itself realized the related assets or related liabilities.

(d)
Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Predecessor and the Successor’s interest in the associates. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(e)
Business combinations

The Successor completed the MBO on June 16, 2023, which applied IFRS 3 — Business Combination and was accounted for using an acquisition method when the acquired activities and assets meet the definition of a business and control is transferred to the Successor.

Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of profit or loss and other comprehensive income.

Before recognizing a gain on a bargain purchase, the Successor reassesses whether it has correctly identified all the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review. The Successor then reviews the procedures used to measure the amounts IFRS 3 requires to be recognized at the acquisition date for all the following:

a)
the identifiable assets acquired, and liabilities assumed;
b)
the non-controlling interest in the acquiree, if any;
c)
for a business combination achieved in stages, the acquirer’s previously held equity interest in the acquiree; and
d)
the consideration transferred.
2.3.
Foreign currency
(a)
Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Predecessor and the Successor’s entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date when the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated at the exchange rate at the date of the transaction. Foreign currency differences are recognized in profit or loss.

(b)
Foreign operations

The assets and liabilities of foreign operations are translated to U.S. dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to U.S. dollars at average exchange rates.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of March 31, 2025	As of March 31, 2024	As of June 15, 2023	As of March 31, 2023
Period-end SAR: US$1 exchange rate	3.7500	3.7508	3.7512	3.7534
Period-end MYR: US$1 exchange rate	4.4131	4.7350	4.6240	4.4130
Period-end THB: US$1 exchange rate	33.6100	36.3400	34.6200	32.8700
Period-average SAR: US$1 exchange rate	3.7509	3.7507	3.7501	3.7544
Period-average MYR: US$1 exchange rate	4.4533	4.6325	4.5276	4.4331
Period-average THB: US$1 exchange rate	34.6108	35.0615	34.0750	34.9408

Foreign currency differences are recognized in other comprehensive income (“OCI”) and presented in the foreign currency translation reserve in equity except to the extent that the translation difference is allocated to non-controlling interests (“NCI”). When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. When the Predecessor and the Successor disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to NCI. When the Predecessor and the Successor dispose of only part of their investments in an associate that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of a net investment in a foreign operation are recognized in OCI and are presented in the translation reserve in equity.

2.4.
Financial instruments
(a)
Recognition and initial measurement

Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Predecessor and the Successor become parties to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus transaction costs that are directly attributable to its acquisition or issuance. A trade receivable without a significant financing component is initially measured at the transaction price.

(b)
Classification and subsequent measurement
i)
Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”); or fair value through profit or loss (“FVTPL”).

Financial assets are not reclassified subsequent to their initial recognition unless the Predecessor and the Successor change their business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition, the Predecessor and the Successor may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets: Business model assessment

The Predecessor and the Successor make an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•
the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;
•
how the performance of the portfolio is evaluated and reported to the Predecessor and the Successor’s management;
•
the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•
how managers of the business are compensated — e.g., whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
•
the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Predecessor and the Successor’s continuing recognition of the assets.

Financial assets that are held-for-trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Predecessor and the Successor consider the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Predecessor and the Successor consider:

•
contingent events that would change the amount or timing of cash flows;
•
terms that may adjust the contractual coupon rate, including variable rate features;
•
prepayment and extension features; and
•
terms that limit the Predecessor and the Successor’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets at FVOCI

These assets are subsequently measured at fair value. Interest income is calculated using the effective interest method. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss.

ii)
Financial liabilities: Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost.

Financial liabilities are initially measured at fair value less directly attributable transaction costs. They are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. These financial liabilities comprised trade and other payables, and loans and borrowings.

(c)
Derecognition
i)
Financial assets

The Predecessor and the Successor derecognize a financial asset when the contractual rights to the cash flows from the financial asset expire, or they transfer the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Predecessor and the Successor neither transfer nor retain substantially all of the risks and rewards of ownership and they do not retain control of the financial asset.

Where the Predecessor and the Successor enter into transactions whereby they transfer assets recognized in their statements of financial position but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized.

ii)
Financial liabilities

The Predecessor and the Successor derecognize a financial liability when their contractual obligations are discharged or cancelled, or expire. The Predecessor and the Successor also derecognize a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(d)
Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Predecessor and the Successor currently have a legally enforceable right to set off the amounts and they intend either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

2.5.
Measurement of fair value

A number of the Predecessor and the Successor’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

As part of an established control framework, significant unobservable inputs and valuation adjustments are regularly reviewed. If third party information, such as broker quotes or pricing services, is used to measure fair values, such information is assessed to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Predecessor and the Successor use observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement (with Level 3 being the lowest). The Predecessor and the Successor recognize transfers between levels of the fair value hierarchy as of the end of the reporting year during which the change occurred.

2.6.
Impairment
(a)
Financial assets

The Predecessor and the Successor recognize loss allowances for ECLs on financial assets measured at amortized cost and contract assets.

Loss allowances are measured on either of the following bases:

•
12-month ECLs: these are ECLs that result from default events that are possible within the 12 months after the reporting date (or for a shorter period if the expected life of the instrument is less than 12 months); or
•
Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument or contract asset.

The Predecessor and the Successor apply the simplified approach to provide for ECLs for all trade receivables and contract assets. The simplified approach requires the loss allowance to be measured at an amount equal to lifetime ECLs. The Predecessor and the Successor apply the general approach of 12-month ECL at initial recognition for all other financial assets.

Measurement of ECLs

ECLs are probability-weighted estimates of credit losses. Credit losses are measured at the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Predecessor and the Successor expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Predecessor and the Successor assess whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•
significant financial difficulty of the borrower;
•
a breach of contract such as a default or being more than 90 days past due;
•
the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession that the lender(s) would not otherwise consider;

•
it is probable that the borrower will enter bankruptcy or other financial reorganization; or
•
the disappearance of an active market for that financial asset because of financial difficulties.

Presentation of allowance for ECLs in the statement of financial position

Loss allowances for financial assets measured at amortized cost and contract assets are deducted from the gross carrying amount for these assets.

Write-off

The gross carrying amount of a financial asset is reduced when the Predecessor and the Successor have no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. This is generally the case when the Predecessor and the Successor determine that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Predecessor and the Successor’s procedures for recovery of amounts due.

(b)
Non-financial assets

At each reporting date, the Predecessor and the Successor review the carrying amounts of their non-financial assets (other than inventories, contract assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit (“CGU”) exceeds its estimated recoverable amount.

For impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.7.
Property, plant and equipment
(a)
Recognition and measurement

Items of property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, the estimate of the costs of dismantling and removing the items and restoring the site on which they are located when the Predecessor and the Successor have an obligation to remove the asset or restore the site and capitalized borrowing costs. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

If significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The gain or loss on disposal of an item of property, plant and equipment (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognized in profit or loss.

(b)
Subsequent costs

The cost of replacing a component of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Predecessor and the Successor and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(c)
Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognized as an expense in profit or loss on a straight-line basis over the estimated useful lives (or lease term, if shorter) of each component of an item of property, plant and equipment, unless it is included in the carrying amount of another asset. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Predecessor and the Successor will obtain ownership by the end of the lease term.

Depreciation is recognized from the date that the property, plant and equipment are installed and are ready for use, or in respect of internally constructed assets, from the date that the asset is completed and ready for use. Depreciation of land is recognized only for leasehold land based on the terms of the lease (i.e. 60 years) for the land as the leasehold land has a limited useful life and therefore is a depreciable asset.

The estimated useful life for the current and comparative years are as follows:

Land and buildings	20 – 60 years
Computer and office equipment	3 – 5 years
Motor vehicles	5 years
Plant and machinery	5 – 12 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

2.8.
Intangible assets
(a)
Intangible assets

Intangible assets that are acquired by the Predecessor and the Successor and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

(b)
Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(c)
Amortization

Amortization is calculated based on the cost of the asset, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use.

The estimated useful life of computer software for the current and comparative years is 5 years.

Amortization methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

2.9.
Leases

At inception of a contract, the Predecessor and the Successor assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When the Predecessor and the Successor have the right to obtain and direct substantially all of the economic benefits from the use of the identified asset throughout the period of use, the contract conveys the right to control the use of the identified asset.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Predecessor and the Successor allocate the consideration in the contract to each lease component on the basis of its relative stand-alone prices. The Predecessor and the Successor have elected the practical expedient under IFRS 16 for lease of property, not to separate non-lease components from lease components, and instead account for the lease and non-lease components as a single lease component. The Predecessor and the Successor recognize a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Predecessor and the Successor by the end of the lease term or the cost of the right-of-use asset reflects that the Predecessor and the Successor will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Predecessor and the Successor’s incremental borrowing rate. Most of the Predecessor and the Successor’s lease agreements does not have an interest rate implicit in the lease, and therefore, the Company uses its incremental borrowing rate as the discount rate to calculate the present value of the lease payments.

The Predecessor and the Successor determine their incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•
fixed payments, including in-substance fixed payments;
•
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•
amounts expected to be payable under a residual value guarantee; and
•
the exercise price under a purchase option that the Predecessor and the Successor are reasonably certain to exercise, lease payments in an optional renewal period if the Predecessor and the Successor are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Predecessor and the Successor are reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Predecessor and the Successor’s estimate of the amount expected to be payable under a residual value guarantee, if the Predecessor and the Successor change their assessment of whether they will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Predecessor and the Successor present right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in the statement of financial position.

Short-term leases and leases of low-value assets

The Predecessor and the Successor have elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. Short-term leases are leases with initial term of 12 months or less. The Predecessor and the Successor recognize the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2.10.
Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is calculated using the weighted average cost formula, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, the cost of inventories includes an appropriate share of production overheads calculated based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventories are written down to the net realizable value when the net realizable value is lower than the cost.

2.11.
Contract assets

A contract asset is recognized when the Predecessor and the Successor’s right to consideration is conditional on something other than the passage of time. A contract asset is subject to impairment (see Note 2.4(b)).

2.12.
Cash and cash equivalents

Cash and cash equivalents are comprised of cash in bank balances, cash on hand and short-term fixed deposits with original maturity of three months or less that is used by The Predecessor and the Successor in the management of their short-term commitments.

The Predecessor and the Successor believe that the cash and cash equivalents placed with commercial banks within the respective jurisdictions of operations are of high credit quality and continuously monitors the credit worthiness of these commercial banks. The Predecessor and the Successor face no restriction associated with the transfer of cash outside the current operating jurisdictions.

Cash deposits in bank accounts in Brunei with maximum amount of BND 50,000 are insured under the Deposit Protection Scheme managed by the Brunei Darussalam Deposit Protection Corporation. Cash deposits in bank accounts in Indonesia with maximum amount of IDR 2 billion are insured under the Deposit Insurance Scheme managed by the Indonesia Deposit Insurance Corporation. Cash deposits in bank accounts in Malaysia with maximum amount of MYR 250,000 are insured under the Deposit Insurance System managed by the Malaysia Deposit Insurance Corporation. Cash deposits in bank accounts in Singapore with maximum amount of SGD100,000 are insured under the Deposit Protection Scheme introduced by the Singapore government. Cash deposits in bank accounts in Thailand with maximum amount of THB 1 million are insured under the Deposit Protection Scheme managed by the Deposit Protection Agency of Thailand.

2.13.
Employee benefits
(a)
Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the years during which services are rendered by employees.

(b)
Defined benefits plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. Employees in certain jurisdictions are eligible for long service payments in the event their employment is terminated. These payments are typically determined as a percentage of current salary based on the number of years of employment. The cost of providing benefits under these provisions is determined using the projected unit credit actuarial valuation method. The plans are unfunded and are settled directly as they fall due.

Defined benefit costs comprise the following:

•
Service cost;
•
Net interest on the net defined benefit liability; and

•
Re-measurements of the net defined benefit liability

Service costs which include current service costs, past service costs and gains or losses on non-routine settlements are recognized as expense in profit or loss. Past service costs are recognized when plan amendment or curtailment occurs.

Net interest on the net defined benefit liability is the change during the period in the net defined benefit liability that arises from the passage of time, which is determined by applying the discount rate to the net defined benefit liability. Net interest on the net defined liability is recognized as expense or income in profit or loss.

Remeasurement of the net defined benefit liability comprises actuarial gains and losses, and are recognized immediately in OCI in the period in which they arise. Remeasurements are recognized in retained profits within equity and are not reclassified to profit or loss in subsequent periods.

(c)
Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Predecessor and the Successor have a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(d)
Employee leave entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the reporting date.

2.14.
Provisions

A provision is recognized if, as a result of a past event, the Predecessor and the Successor have a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance costs.

2.15.
Revenue

The Predecessor and the Successor recognize revenue as or when it satisfies its performance obligations. The Predecessor and the Successor earn revenue predominantly from the following:

(a)
Sale of oilfield equipment products

The Predecessor and the Successor manufacture and sell primarily specialty connectors and pipes, surface wellhead and Christmas tree to customers in the oil and gas industry under individual customer purchase orders, some of which have underlying master sales agreements that specify terms governing the product sales. Each contract with the customer contains a single performance obligation which is the sale of specific products by the Predecessor and the Successor. The consideration for each performance obligation is determined based on the number of products ordered times the unit price of the products as stipulated in the contract.

The Predecessor and the Successor recognize such revenue at the point in time when control of the products is transferred to the customer, which is generally when the products are dispatched from the Predecessor and the Successor’s warehouse or when the products are delivered to the customer’s designated location, based on the terms of the contract with the customer. At that point of transfer, the customer can direct the use of the goods and obtain substantially all of the economic benefits from the goods. In assessing whether collection of consideration from a customer is probable, the Predecessor and the Successor consider the customer’s ability and intention to pay that amount of consideration when it is due.

Payment of invoices is typically due 30 to 90 days from the invoice date, which occurs on the date of transfer of control of the products to the customer. Since the payment terms are less than a year, the Predecessor and the Successor have elected the practical expedient and does not assess whether a customer contract has a significant financing component.

(b)
Rendering of premium threading and other ancillary services

The Predecessor and the Successor offer premium threading services and other ancillary services, which include machining services for oil country tubular goods, repair and remanufacture services, inspection services and engineering and testing services to the customers in the oil and gas industry based on their specific requirements under individual customer purchase orders, some of which have underlying master sales agreements.

Each contract with the customer contains a single performance obligation which is the provision of specified services by the Predecessor and the Successor. The consideration for each performance obligation is determined based on the number of services ordered times the unit price of the services as stipulated in the contract.

When the Predecessor and the Successor render services to its customers, the performance obligation is satisfied at the point in time when the requested service is completed and accepted by the customer. Within each customer purchase order, the customer specifies the quantity of products to receive the requested service. Upon the completion of the services, customer picked up the products that received the requested services and performed necessary examination and provides customer acceptance notice to the Predecessor and the Successor if all service specification is met. Customer obtains the control of the services upon the time it picked up the products that received the requested services and completed its examination and issued the customer acceptance notice.

Payment of invoices is typically due 30 to 90 days from the invoice date. Since the payment terms are less than a year, the Predecessor and the Successor have elected the practical expedient and does not assess whether a customer contract has a significant financing component.

2.16.
Finance income and finance costs

Finance income comprises interest income on bank deposits. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

2.17.
Income Taxes

Cayman Islands

Corporate income tax is not imposed on corporations in the Cayman Islands.

Singapore

Our Singapore subsidiaries are subject to a statutory income tax rate of 17% on estimated assessable profits.

Saudi

Our subsidiary, OMS Oilfield Services Arabia Limited, is subject to a statutory income tax rate of 20% on the estimated assessable profits.

Malaysia

Malaysia profits tax has been provided for at the rate of 24% on the estimated assessable profits.

Indonesia

Indonesia subsidiary is subject to a statutory income tax rate of 22%.

Thailand

Our subsidiary, OMS Oilfield Services (Thailand) Limited, is subject to a statutory income tax rate of 20%.

Income tax expense comprises current and deferred taxes. Current tax and deferred tax are recognized in profit or loss except to the extent that it related to items recognized directly in equity or in OCI.

The Predecessor and the Successor have determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivables is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. Current tax also includes any tax arising from dividends. Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•
when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

•
when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

In determining the amount of current and deferred tax, the Predecessor and the Successor take into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Predecessor and the Successor believes that its accruals for income tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Predecessor and the Successor to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact income tax expense in the period that such a determination is made.

2.18.
Related parties

For the purpose of these consolidated financial statements, parties are considered to be related to the Predecessor and the Successor if the Predecessor and the Successor have the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Predecessor and the Successor and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

2.19.
Earnings per share

The Successor present basic and diluted earnings per share data for their Ordinary Shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Successor by the weighted-average number of Ordinary Shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of Ordinary Shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential Ordinary Shares.

2.20.
Segment reporting

An operating segment is a component of the Predecessor and the Successor that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Predecessor and the Successor’s other components. The Predecessor and the Successor operate in six reportable segments based on geographical regions. The operating results are reviewed regularly by the Predecessor and the Successor’s chief executive officer (the Chief Operating Decision Maker or “CODM”) to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

The six reportable segments, namely Saudi Arabia, Singapore, Malaysia, Thailand, Indonesia, and Others as presented in Note 18 are the Predecessor and the Successor’s business regions. Others include minor business regions which are Cayman Islands, Brunei and Australia. These business regions are each managed separately by local management, who reports to the CODM, and is directly accountable for the functioning of the segment’s results, assets and liabilities. The CODM reviews the performance of the segments based on internal management reports periodically.

Segment results, assets and liabilities that are reported to the CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

2.21.
Standards issued but not yet effective

A number of new accounting standards are effective for the annual reporting periods beginning after April 1, 2024 and earlier application is permitted. However, the Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

A.
IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements.

•
Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities' net profit will not change.
•
Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements
•
Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs.

B.
Other accounting standards

The following new and amended IFRS Accounting Standards are not expected to have a significant impact on the Group's consolidated financial statements.

•
Lack of Exchangeability (Amendments to IAS 21)
•
Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
•
Annual Improvements to IFRS Accounting Standards Volume 11

3.
Business Combination

As stated in Note 1 regarding to the MBO, since OMSET PL was formed to acquire OMS and disposed of its indirect interest in OMS shortly after the acquisition, it would be appropriate to view the substance of the various transactions as an acquisition of OMS by OMSET INC on June 16, 2023. The financial statements of OMSET INC would apply the provisions of IFRS 3 as issued by the International Accounting Standards Board in the same manner as they would have been applied in the financial statements of OMSET PL.

OMSET PL has allocated the purchase price of predecessor based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the IAS using the fair value approach in combination of replacement cost approach and market approach. The management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed, and intangible assets identified as of the acquisition date. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expenses.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of predecessor:

At acquisition date	US$’000
Property, plant and equipment	33,400
Intangible assets	216
Right-of-use assets	5,582
Inventories	9,537
Trade receivables	12,189
Cash and cash equivalents	29,903
Other assets	5,006
Trade payables	(10,980)
Amount due to related parties	(8,845)
Lease liabilities	(4,502)
Borrowings	(874)
Deferred tax liabilities, net	(1,193)
Tax provision	(6,267)
Other liabilities	(11,743)
Fair value of net assets acquired	51,429
Less: Purchase consideration	(2,000)
Bargain purchase gain	49,429

The Successor recognized a bargain purchase gain of $49.4 million, representing the excess of the fair value of the net assets acquired over the net consideration paid.

This gain arises primarily as the acquirer and acquiree negotiated and agreed a fixed purchase consideration back in 2022 during which the oil and gas industry is still recovering from a major downturn. As market conditions have improved materially since the downturn, these assets have been revalued to reflect their current fair value and the difference between the acquisition cost and the revalued amount has resulted in a significant gain recognized under bargain purchase gain.

Unaudited Pro Forma Financial Information

The acquired business contributed revenue of $163.3 million and net profit of $82.1 million to the Successor for the period from June 16, 2023 to March 31, 2024. If the acquisition had occurred on April 1, 2023, consolidated pro-forma revenue and net profit for the year ended March 31, 2024 would have been $181.5 million and $83.4 million, respectively. These amounts have been calculated using the Predecessor’s results and adjusting them for the additional depreciation that would have been charged assuming the fair value adjustments to the property, plant and equipment had applied from April 1, 2023, together with the consequential tax effects.

3A REVISION OF SUCCESSOR FINANCIAL STATEMENTS

Subsequent to the issuance of the consolidated financial statements for the Successor period from June 16, 2023 to March 31, 2024, the Successor identified certain errors related to the depreciation expenses (included in cost of revenue) of certain property, plant and equipment for the Successor period from June 16, 2023 to March 31, 2024.

The Successor determined that as part of the revaluation of assets acquired in connection with the MBO, there are certain property, plant and equipment that have not been depreciated based on the new remaining useful lives as assessed upon the completion of MBO, where the fair value excess of certain property, plant and equipment was recognized as depreciation expense immediately after MBO. The Successor recalculated the depreciation expenses based on the reassessed new remaining useful life in consideration of the actual condition, purchase date, or expected remaining economic benefit of the property, plant and equipment and revised the consolidated financial statements for the period from June 16, 2023 to March 31, 2024. The impact of this revision on the various captions is presented below.

The following table summarized the corrections made to the previously reported consolidated financial statements as of March 31, 2024 and for the Successor period from June 16, 2023 to March 31, 2024.

	As of March 31, 2024 (Successor)
	As previously reported	Adjustments	As revised
	US$’000	US$’000	US$’000
Assets
Non-current assets:
Property, plant and equipment	27,966	4,074	32,040
Total Non-Current Assets	35,276	4,074	39,350
Total Assets	149,358	4,074	153,432

Liabilities
Non-current Liabilities:
Deferred tax liabilities, net	2,991	693	3,684
Total Non-Current Liabilities	10,936	693	11,629
Total Liabilities	72,385	693	73,078

Equity
Retained earnings	10,437	3,381	13,818
Equity attributable to Shareholders of the Company	73,648	3,381	77,029
Total equity	76,973	3,381	80,354
Total liabilities and equity	149,358	4,074	153,432

The effects of revision for the correction of the error on the consolidated financial statements of profit or loss and other comprehensive income for the Successor period from June 16, 2023 to March 31, 2024 are as follows:

	For the period June 16, 2023 through March 31, 2024 (Successor)
	As previously reported	Adjustments	As revised
	US$’000	US$’000	US$’000
Total cost of revenue	(118,599)	4,074	(114,525)
Gross profit	44,668	4,074	48,742
Operating profit	36,094	4,074	40,168
Profit before tax	85,438	4,074	89,512
Income tax expense	(6,731)	(693)	(7,424)
Net profit	78,707	3,381	82,088
Total comprehensive income	76,973	3,381	80,354

Net profit attributable to:
Shareholders of the Company	77,499	3,381	80,880
Net profit	78,707	3,381	82,088

Total comprehensive income attributable to:
Shareholders of the Company	75,803	3,381	79,184
Total comprehensive income	76,973	3,381	80,354
Basic and diluted earnings per share (as adjusted)	2.10	0.09	2.19

The effects of revision for the correction of the error on the consolidated statements of cash flows are as follows:

	Successor
	As previously reported	Adjustments	As revised
	US$’000	US$’000	US$’000
Operating activities
Net income	78,707	3,381	82,088
Adjustments for:
Income tax expenses	6,731	693	7,424
Depreciation of property, plant and equipment	7,874	(4,074)	3,800
Net cash provided by operating activities	15,527	—	15,527

4.
CASH AND CASH EQUIVALENTS

	Successor	Successor
	As of March 31, 2025	As of March 31, 2024
	US$’000	US$’000
Cash on hand	5	4
Cash in bank	54,898	41,084
Time deposits	18,047	2,382
Total cash and cash equivalents	72,950	43,470

5.
RESTRICTED CASH

	Successor	Successor
	As of March 31, 2025	As of March 31, 2024
	US$’000	US$’000
Restricted cash, current	1,692	1,593
Restricted cash, non-current	1,189	367
Total restricted cash	2,881	1,960

The restricted cash represents time deposits in banks pledged as security to bank guarantees issued for services to be provided by the Group to their customers and for corporate credit cards. Restricted cash is classified as current if the Group expects to complete related service or terminate the related credit cards agreements within one year, and as non-current if otherwise.

6.
TRADE RECEIVABLES

	Successor	Successor
	As of March 31, 2025	As of March 31, 2024
	US$’000	US$’000
Trade receivables	13,591	31,951
Less: Allowance for expected credit losses	(124)	(3)
Total trade receivables	13,467	31,948

i)
Trade receivables

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. No interest is charged on the outstanding balances.

ii)
Financial risk management

The exposure of trade receivables to credit and market risks, and impairment losses for trade receivables are disclosed in Note 24.

7.
INVENTORIES

	Successor	Successor
	As of March 31, 2025	As of March 31, 2024
	US$’000	US$’000
Raw Materials	11,834	22,841
Work-in-progress	2,782	6,699
Finished goods	20,445	3,093
Less: Allowance for inventories obsolescence	(2,515)	(1,944)
Total inventories	32,546	30,689

In 2025, inventories cost of $82.0 million (2024: $70.4 million, 2023: $43.1 million) were recognized as an expense and included in “cost of revenue”.

Allowance for inventories obsolescence amounted to $0.6 million was recognized during the year ended March 31, 2025. For the period June 16, 2023 to March 31, 2024 and April 1, 2023 to June 15, 2023, a reversal of allowance for inventories obsolescence of $0.3 million and $0.006 million were recognized, respectively. For the year ended March 31, 2023, allowance for inventories obsolescence amounted to $0.005 million. The write-downs and reversals are included in “cost of revenue”. Previous allowances have been reversed and reassessed as certain related inventories were sold and their value was realized during the respective period.

8.
PREPAYMENT AND OTHER ASSETS

	Successor	Successor
	As of March 31, 2025	As of March 31, 2024
	US$’000	US$’000
Prepayment, current	1,230	1,753
Goods and services tax receivable, net	18	—
Deposits, current	175	1,129
Other current assets	223	185
Prepayment and other current assets	1,646	3,067

Prepayment, non-current	10	98
Deferred offering costs	981	417
Deposits, non-current	336	179
Prepayment and other non-current assets	1,327	694

9.
LEASES

The Predecessor and Successor predominantly leases land and buildings. The leases typically run for a period between three to 20 years, with an option to renew the lease after that date.

i)
Right-of-use assets

Total
US$’000
Successor
Carrying Amounts:
As at June 16, 2023	5,582
Additions	144
Disposals	(1,084)
Depreciation	(1,030)
Effect of movements in exchange rates	(63)
As at March 31, 2024	3,549
Additions	7,486
Disposals	(1,599)
Depreciation	(1,412)
Effect of movements in exchange rates	62
As at March 31, 2025	8,086

Total
US$’000
Predecessor
Carrying Amounts:
As at April 1, 2023	5,855
Depreciation	(140)
Effect of movements in exchange rates	(133)
As at June 15, 2023	5,582

ii)
Lease liabilities

	Successor	Successor
	As of March 31, 2025	As of March 31, 2024
	US$’000	US$’000
Lease liabilities – current	1,187	741
Lease liabilities – non-current	6,096	1,843
Total lease liabilities	7,283	2,584

Some property leases contain extension options exercisable by the Predecessor and Successor up to one year before the end of the non-cancellable contract period. The extension options held are exercisable only by the Predecessor and Successor and not by the lessors. The Predecessor and Successor assess at the lease commencement date whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

As at March 31, 2025 and 2024, the potential future cash outflows that have not been included in lease liability because it is not reasonably certain that the leases will be extended is insignificant.

iii)
Amounts recognized in profit or loss

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Depreciation charge for right-of-use assets	(1,412)	(1,030)	(140)	(1,432)
Interest on lease liabilities	(221)	(125)	(24)	(146)
Expenses relating to short-term lease and low value assets	(1,769)	(1,666)	(390)	(1,568)

iv)
Amounts recognized in statements of cash flows

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Total cash outflow for leases	3,292	2,615	611	3,299

10.
PROPERTY, PLANT AND EQUIPMENT

Reconciliation of carrying amount

	Land and Buildings	Computer and Office Equipment	Motor Vehicles	Plant and Machinery	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Successor
Cost:
As at June 16, 2023	20,743	465	255	11,937	33,400
Additions	430	32	75	2,580	3,117
Disposals	(964)	(44)	(9)	(416)	(1,433)
Effect of movements in exchange rates	(207)	(33)	(6)	(515)	(761)
As at March 31, 2024	20,002	420	315	13,586	34,323
Additions	276	123	26	2,438	2,863
Disposals	(94)	(10)	—	(46)	(150)
Effect of movements in exchange rates	(4)	(2)	—	(13)	(19)
As at March 31, 2025	20,180	531	341	15,965	37,017

	Land and Buildings	Computer and Office Equipment	Motor Vehicles	Plant and Machinery	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Predecessor:
Cost:
As at April 1, 2023	26,862	5,818	315	48,600	81,595
Additions	30	1	—	1,253	1,284
Disposals	(62)	(14)	(4)	(9)	(89)
Effect of movements in exchange rates	(274)	—	—	(806)	(1,080)
As at June 15, 2023	26,556	5,805	311	49,038	81,710

	Land and Buildings	Computer and Office Equipment	Motor Vehicles	Plant and Machinery	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Successor
Accumulated depreciation and impairment losses:
As at June 16, 2023	—	—	—	—	—
Additions	(901)	(221)	(124)	(2,554)	(3,800)
Disposals	633	41	9	120	803
Effect of movements in exchange rates	162	33	6	513	714
As at March 31, 2024	(106)	(147)	(109)	(1,921)	(2,283)
Additions	(1,202)	(79)	(41)	(1,389)	(2,711)
Disposals	4	10	—	25	39
Effect of movements in exchange rates	(2)	—	—	(5)	(7)
As at March 31, 2025	(1,306)	(216)	(150)	(3,290)	(4,962)

	Land and Buildings	Computer and Office Equipment	Motor Vehicles	Plant and Machinery	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Predecessor
Accumulated depreciation and impairment losses:
As at April 1, 2023	(15,966)	(5,520)	(150)	(46,476)	(68,112)
Additions	(166)	(6)	(5)	(74)	(251)
Disposals	62	14	4	19	99
Effect of movements in exchange rates	274	—	—	762	1,036
As at June 15, 2023	(15,796)	(5,512)	(151)	(45,769)	(67,228)

Carrying amounts:
As at March 31, 2024 (Successor)	19,896	273	206	11,665	32,040
As at March 31, 2025 (Successor)	18,874	315	191	12,675	32,055

Management reviews the estimated useful lives and residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The depreciation expense recorded for the Successor for the year ended March 31, 2025, period from June 16, 2023 to March 31, 2024 and the Predecessor period from April 1, 2023 to June 15, 2023 are $2.7 million, $3.8 million and $0.3 million, respectively (2023, as predecessor: $0.91 million).

11.
INTANGIBLE ASSETS

Reconciliation of carrying amount

	Software	Other intangible assets	Total
	US$’000	US$’000	US$’000
Successor
Cost:
As at June 16, 2023	1,495	57	1,552
Additions	11	—	11
Disposals	(10)	—	(10)
Effect of movements in exchange rates	(52)	—	(52)
As at March 31, 2024	1,444	57	1,501
Disposals	(24)	—	(24)
As at March 31, 2025	1,420	57	1,477

	Software	Other intangible assets	Total
	US$’000	US$’000	US$’000
Predecessor
Cost:
As at April 1, 2023 and June 15, 2023	1,386	45	1,431

	Software	Other intangible assets	Total
	US$’000	US$’000	US$’000
Successor
Accumulated amortization and impairment losses:
As at June 16, 2023	(1,300)	(36)	(1,336)
Additions	(90)	(7)	(97)
Disposals	10	—	10
Effect of movements in exchange rates	49	(1)	48
As at March 31, 2024	(1,331)	(44)	(1,375)
Additions	(77)	(7)	(84)
Disposals	24	—	24
As at March 31, 2025	(1,384)	(51)	(1,435)

	Software	Other intangible assets	Total
	US$’000	US$’000	US$’000
Predecessor
Accumulated amortization and impairment losses:
As at April 1, 2023	(1,297)	(35)	(1,332)
Additions	(4)	(2)	(6)
Effect of movements in exchange rates	1	1	2
As at June 15, 2023	(1,300)	(36)	(1,336)

Carrying amounts:
At March 31, 2024 (Successor)	113	13	126
At March 31, 2025 (Successor)	36	6	42

The amortization of intangible assets is predominantly included in “selling, general and administrative” expenses with the remaining recognized in "cost of revenue".

12.
EQUITY METHOD INVESTMENTS

	Successor	Successor	Predecessor
	As of March 31, 2025	As of March 31, 2024	As of March 31, 2023
	US$’000	US$’000	US$’000
Opening balance	—	—	10,748
Share of associates’ profits during the year	—	—	3,427
Dividends received from associates during the year	—	—	(3,402)
De-recognition of equity method investments upon disposal of associates	—	—	(10,773)
	—	—	—

In the financial year ended March 31, 2023, the Predecessor entered into agreements to dispose of its entire interests in its associates for a total cash consideration of $11.6 million to Sumitomo Corporation. The divestments of SC Tubular Solutions (B) Sdn. Bhd. and VAM® BRN Sdn. Bhd. were completed on February 16, 2023 and March 14, 2023, respectively and the share of associates’ profits received amounted to $3.4 million. The transactions were conducted between entities under common control as OMS Holdings Pte. Ltd. was a wholly owned subsidiary of Sumitomo Corporation upon the time of the disposal. Therefore, the transactions were accounted for under historical value and the additional payment of $0.8 million over the carrying value of the equity method investments was recognized as a capital injection from Sumitomo Corporation into the Predecessor.

13.
TRADE AND OTHER PAYABLES

	Successor	Successor
	As of March 31, 2025	As of March 31, 2024
	US$’000	US$’000
Trade payables	5,670	34,987
Accruals	8,544	10,589
Goods and services tax payable, net	—	906
Others	856	1,053
Total trade and other payables	15,070	47,535

Others payables, non-current	—	5,000
Total non-current payables	—	5,000

Trade payables are normally settled on 30 to 90 days’ terms. These amounts are non-interest bearing.

Other payables, current relate to non-trade payables to third parties. They are non-interest bearing and have an average term of 30 to 90 days.

Other payables, non-current relate to deposit paid from potential investors for the investments in the Group. On February 5, 2024, and February 9, 2024, the Group entered into convertible notes agreements (the Convertible Note Agreements”) with RFWM VCC - RF Dynamic Fund and Vielink Asia Pte. Ltd. (the “holders”) respectively for a total principal sum of $5.0 million at a 10% cumulative simple interest per annum effective on April 5, 2024, where the deposits amounting to $5.0 million were used as consideration under the convertible note agreements in exchange for the notes issued. On September 30, 2024, pursuant to the convertible note agreements, the holders converted the total principal amount of $5.0 million of the notes issued into 750 Ordinary Shares (1,845,000 Ordinary Shares after considering the Company's reorganization process on October 23, 2024 to facilitate the initial public offering).

The Group’s exposure to currency and liquidity risks related to trade and other payables are disclosed in Note 24.

14.
LOANS AND BORROWINGS
i)
Terms and debt repayment schedule

				Successor	Successor
	Original Currency	Year of Maturity	Interest rate	As of March 31, 2025	As of March 31, 2024
			%	US$’000	US$’000
Loan from Sumitomo Corporation Asia & Oceania Pte. Ltd., a former related party to the Successor	USD	2026*	3M Term SOFR + 5.6% per annum	—	6,504**
Lease liabilities	USD/MYR/ SAR/THB/ BND	2026 to 2040	2.84% to 8.00%	7,283	2,584
Total interest-bearing liabilities				7,283	9,088

* These loans were repaid in full in April 2024.

** The loan amount of $6.5 million included an accrued interest of $0.7 million under the terms of the loan.

ii)
Reconciliation of movements of liabilities to cash flows arising from financing activities

	Loans and Borrowings	Lease liabilities (See Note 9)	Total
	US$’000	US$’000	US$’000
Successor
As at June 16, 2023	9,719	4,501	14,220
Changes from financing cash flows
Repayment of amount due to a former related party of the predecessor	(3,000)	—	(3,000)
Repayment of loans and borrowings	(874)	—	(874)
Interest paid	(98)	(125)	(223)
Payment of lease liabilities	—	(824)	(824)
Total changes from financing cash flows	(3,972)	(949)	(4,921)
Effect of changes in foreign exchange rates	—	(84)	(84)
Other changes liability-related
Recognition of lease liabilities	—	144	144
Termination of lease liabilities	—	(1,153)	(1,153)
Interest expenses	757	125	882
Total liability-related other changes	757	(968)	(211)
As at March 31, 2024	6,504	2,584	9,088
Changes from financing cash flows
Repayment of loans and borrowings	(6,504)	—	(6,504)
Interest paid	(32)	(221)	(253)
Payment of lease liabilities	—	(1,302)	(1,302)
Total changes from financing cash flows	(6,536)	(1,523)	(8,059)
Effect of changes in foreign exchange rates	—	114	114
Other changes liability-related
Recognition of lease liabilities	—	7,486	7,486
Termination of lease liabilities	—	(1,599)	(1,599)
Interest expenses	32	221	253
Total liability-related other changes	32	6,222	6,254
As at March 31, 2025	—	7,283	7,283

	Amount due to related parties (See Note 23)	Loans and Borrowings	Lease liabilities (See Note 9)	Total
	US$’000	US$’000	US$’000	US$’000
Predecessor
As at April 1, 2023	28,038	—	4,834	32,872
Changes from financing cash flows
Proceeds from loans and borrowings	—	874	—	874
Repayment of amount due to a related party	(28,038)	—	—	(28,038)
Proceeds due to a related party	8,845	—	—	8,845
Interest paid	(162)	(5)	(24)	(191)
Payment of lease liabilities	—	—	(197)	(197)
Total changes from financing cash flows	(19,355)	869	(221)	(18,707)
Effect of changes in foreign exchange rates	—	—	(136)	(136)
Other changes liability-related
Interest expenses	162	5	24	191
Total liability-related other changes	162	5	(112)	55
As at June 15, 2023	8,845	874	4,501	14,220

iii)
Financial risk management

Information about the exposure of loans and borrowings to relevant financial risks (interest rate and liquidity risk) is disclosed in Note 24.

15.
CAPITAL AND RESERVES
i)
Share capital

	Successor			Successor
	As of March 31, 2025			As of March 31, 2024
	No. of shares	US$’000		No. of shares	US$’000
Issued and fully paid ordinary shares:
As at the beginning of period	36,900,000	4		36,900,000	4
Conversion of convertible notes	1,845,000	—	(1)	—	—
As at end of year	38,745,000	4		36,900,000	4

(1)
Amount is not significant as less than $1,000

Ordinary shares

All shares rank equally with regard to the Predecessor and the Successor’s residual assets. The holders of Ordinary Shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share.

During the year ended March 31, 2023, the shareholders of OMS approved the issuance of 12,756,000 shares at $1 per share for a total consideration of $12.8 million to Sumitomo Corporation, a related party. On March 14, 2023, the Company received the proceeds from Sumitomo Corporation and the proceeds were further used to repay the outstanding loan balance under the cash pooling arrangement.

During the year ended March 31, 2023, the Predecessor entered into agreements to dispose of its entire interests in its associates for a total cash consideration of US$11.6 million to Sumitomo Corporation. The divestments of SC Tubular Solutions (B) Sdn. Bhd. and VAMR BRN Sdn. Bhd. were completed on February 16, 2023 and March 14, 2023, respectively. The transactions were conducted between entities under common control as OMS is a wholly owned subsidiary of Sumitomo Corporation upon the time of the disposal. Therefore, the transactions were accounted for under historical value and the additional payment of US$0.8 million over the carrying value of the equity method investments was recognized as a capital injection from Sumitomo Corporation into the Predecessor.

On December 27, 2023, at incorporation, the Successor issued 1 Class A ordinary shares of $0.0001 par value each (the “Class A Ordinary Shares”) as subscriber share to Ogier Global Subscriber (Cayman) Limited and on January 8, 2024, Ogier Global Subscriber (Cayman) Limited transferred the 1 Class A Ordinary Share to Mr. How. On March 31, 2024, the Successor issued an aggregate of 9,999 Class A Ordinary Shares to OMS PL as consideration for acquiring 102,756,000 ordinary shares in the Predecessor from OMS PL and on the same day, pursuant to a share purchase agreement, OMS PL as vendor transferred all of the 9,999 Class A Ordinary Share to three purchasers (the “Share Transfer”). As a result, upon completion of the Share Transfer, the Successor had 10,000 Class A Ordinary Shares in issue, among which 9,000 Class A Ordinary Shares were held by Mr. How and remaining 1,000 Ordinary shares were held by other minority.

On April 11, 2024, all of the shareholders of the Successor approved a share redesignation and change of authorized share capital, pursuant to which (i) each issued and unissued Class A Ordinary Shares was redesignated into 450,000,000 ordinary shares of $0.0001 par value each and (ii) each issued and unissued Class B ordinary shares of $0.0001 par value each was redesignated into 50,000,000 ordinary shares of $0.0001 par value each (the “Share Redesignation”). Upon completion of the Share Redesignation, the authorized share capital of the Successor has become $50,000 divided into 500,000,000 ordinary shares of $0.0001 par value each and the number of issued shares in the share capital of the Successor was 10,000 Ordinary Shares, among which 9,000 Ordinary Shares were held by How Meng Hock and the remaining 1,000 Ordinary Shares were held by other minority shareholders.

On May 7, 2024, the Company completed the share reorganization by further allotting 5,000 Ordinary Shares to reflect the current shareholders percentage under an entrustment arrangement prior to the Management Buyout exercise. As such, after the MBO exercise is completed, the ownership interest of all shareholders would remain the same as the current (before MBO) percentage. Thereafter, 15,000 Ordinary Shares are in issue and outstanding in the share capital of the Successor. The Successor believes this allotment is appropriate to reflect the Share Reorganization on a retroactive basis and has retroactively restated all shares and per share data for all periods presented pursuant to SAB Topic 4.C. No expenses are associated with this transaction because it was for purpose of share redesignation rather than receiving goods or services and no impact on the profit and loss of the Company.

On September 30, 2024, the convertible bond investors elected to convert $5,000,000 of convertible notes into 750 Ordinary Shares pursuant to the agreement.

On October 23, 2024, to facilitate the initial public offering and as part of the final step of the Company’s reorganization process, the Company issued a total of 38,729,250 Ordinary Shares on a pro rata basis to all of its existing shareholders, which included 36,885,000 Ordinary Shares issued to original shareholders and 1,844,250 Ordinary Shares issued to convertible bond investors who elected to convert the $5,000,000 of convertible notes into 750 Ordinary Shares on September 30, 2024 pursuant to the agreement. Upon the completion of share reorganization, there are 38,745,000 Ordinary Shares issued and outstanding.

The Company considered the above allotment of 36,885,000 ordinary shares part of its recapitalization prior to the completion of its initial public offering. This allotment was solely intended to increase the number of shares and represented an adjustment to the Company’s share structure, aimed at realigning its capital structure to facilitate the subsequent issuance of new shares for this offering. The Company believed that it is appropriate to reflect the above transactions on a retroactive basis pursuant to SAB Topic 4C. All shares and per share amounts used herein have been retroactively restated to reflect the above transactions. By recognizing the above transactions on a retroactive basis, 36,900,000 ordinary shares were issued and outstanding as of March 31, 2024.

ii)
Nature and purpose of reserves
(a)
Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

(b)
Share premium

Share premium is the difference between the issue price and the par value of the shares.

16.
EMPLOYEE BENEFITS OBLIGATION
i)
Movement in employee’s retirement benefits

	Successor	Successor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000
Balance at beginning of period	751	740	716
Expenses charged to statement of profit or loss	156	161	20
Actuarial remeasurement charged to other comprehensive income	2	33	9
Payment during the period	(66)	(170)	(3)
Foreign currency translation effect	(16)	(13)	(2)
Balance as at end of period	827	751	740

ii)
Expenses charged to statement of profit or loss

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Current service cost	125	128	11	127
Interest cost	31	33	9	37
Past service cost	—	—	—	(93)
	156	161	20	71

iii)
Significant actuarial assumptions used in actuarial calculations

	2025	2024
Discount rate (per annum)	6.31%	6.15%
Salary growth rate	5.74%	5.91%

iv)
Sensitivity analysis for significant actuarial assumptions

	2025	2024
Discount rate (per annum)
1% increase	(76)	(194)
1% decrease	84	240
Salary growth rate
1% increase	82	239
1% decrease	(76)	(193)

At March 31, 2025, the weighted-average duration of the defined benefits obligation was 15 years (2024: 13 years).

17.
EARNINGS PER SHARE

The calculation of basic and diluted earnings per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

i)
Profit attributable to ordinary shareholders (basic and diluted)

	Successor	Successor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024
	US$’000	US$’000
Profit for the period	46,977	82,088
Less: Gain attributable to non-controlling interests	(2,161)	(1,208)
Profits for the year attributable to shareholders	44,816	80,880

ii)
Weighted-average number of ordinary shares (basic and diluted)

	Successor	Successor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024*
Issued ordinary shares at the beginning of year/period	36,900,000	36,900,000
Effect of conversion of convertible notes	922,500	—
Weighted-average number of ordinary shares at the end of year/period	37,822,500	36,900,000

* The shares and per share information are presented on a retrospective basis to reflect the Share Reorganization as disclosed under Note 15.

iii)
Earnings per share (basic and diluted)

	Successor	Successor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024
	US$	US$
Basic and diluted earnings per share attributable to shareholders (as adjusted)	1.18	2.19

Correction of Error

The Successor previously calculated the basic and diluted earnings per share attributable to shareholders by using the number of 15,000 as the basic and diluted weighted-average shares outstanding and presented the basic and diluted earnings per share attributable to the shareholders of $5,291.07. As disclosed under Note 15, the Successor completed the Share Reorganization on October 23, 2024. The Successor made an adjustment for a correction in the calculation of earnings per share for the period from June 16, 2023 through March 31, 2024, whereby the Successor retrospectively applied the 36,900,000 shares as the denominator. After the correction of such error, the basic and diluted earnings per share attributable to shareholders was $2.19 for the period from June 16, 2023 through March 31, 2024.

18.
SEGMENT REPORTING

Geographic allocation

The CODM evaluates operating segments based on revenue and segment profit/(loss). Total revenue for reportable segments equals consolidated revenue for the Predecessor and the Successor. Segment profit/(loss) is defined as net profit or loss of each operating segment excluding the unallocated overhead cost.

The Predecessor and the Successor allocate revenue based on the geographical location of the operations.

	Saudi Arabia	Singapore	Malaysia	Thailand	Indonesia	Cayman and others*	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
2025 (Successor)
Segment Revenue, net	141,084	19,407	15,265	11,399	13,555	2,897	203,607
Segment Profit (Loss)	34,295	6,571	3,797	1,934	1,247	(867)	46,977
Assets as of March 31, 2025	75,886	34,694	12,467	11,346	14,646	21,466	170,505
Liabilities as of March 31, 2025	10,712	13,007	3,577	2,667	3,983	1,972	35,918
2024
Segment Revenue, net from April 1 to June 15, 2023 (Predecessor)	3,544	4,577	3,402	2,367	3,740	552	18,182
Segment Revenue, net from June 16, 2023 to March 31, 2024 (Successor)	112,015	19,011	11,102	7,603	11,154	2,382	163,267
Segment Profit (loss) from April 1 to June 15, 2023 (Predecessor)	247	810	857	515	(188)	134	2,375
Segment Profit from June 16, 2023 to March 31, 2024 (Successor)	23,351	6,773	1,957	1,316	2,311	46,380	82,088
Assets as of March 31, 2024 (Successor)	66,015	36,495	10,594	8,806	10,634	20,888	153,432
Liabilities as of March 31, 2024 (Successor)	18,064	37,478	5,073	2,423	2,499	7,541	73,078
2023 (Predecessor)
Segment Revenue, net	46,633	18,094	12,976	8,861	8,664	2,234	97,462
Segment Profit	6,747	3,532	993	813	231	106	12,422
Assets as of March 31, 2023	33,260	30,408	11,985	11,781	9,749	2,926	100,109
Liabilities as of March 31, 2023	26,585	16,267	10,343	4,941	5,713	2,117	65,966

* Others refers to minor business regions which are Brunei and Australia.

19.
REVENUE
i)
Disaggregated revenue

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Revenue
Sale of oilfield equipment products
Specialty connectors and pipes	143,091	113,531	5,114	48,581
Surface wellhead and Christmas tree	8,675	6,750	3,017	3,840
	151,766	120,281	8,131	52,421
Rendering of premium threading and other ancillary services
Premium threading services	36,832	31,088	7,625	33,549
Other ancillary services	15,009	11,898	2,426	11,492
	51,841	42,986	10,051	45,041
	203,607	163,267	18,182	97,462

Timing of revenue recognition
Products transferred at a point in time	151,766	120,281	8,131	52,421
Services transferred at a point in time	51,841	42,986	10,051	45,041
	203,607	163,267	18,182	97,462
Revenue by geographic location
Saudi Arabia	141,084	112,015	3,544	46,633
Singapore	19,407	19,011	4,577	18,094
Malaysia	15,265	11,102	3,402	12,976
Thailand	11,399	7,603	2,367	8,861
Indonesia	13,555	11,154	3,740	8,664
Others	2,897	2,382	552	2,234
	203,607	163,267	18,182	97,462

ii)
Contract assets

Contract assets primarily relate to the Predecessor and the Successor’s right for consideration for work completed.

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Balance at beginning of period	1,730	225	1,364	672
Transferred to trade receivables	(1,730)	(225)	(1,364)	(672)
Recognized as revenue	983	1,730	225	1,364
Balance at end of period	983	1,730	225	1,364

20.
INCOME AND EXPENSES
i)
Other income/(expenses), net

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
(Loss)/gain from disposal of property, plant and equipment	(111)	357	—	18
Gain on bargain purchase	—	49,429	—	—
Loss from foreign exchange	(493)	(78)	(190)	(652)
Others	850	496	111	627
Total other income/(expenses), net	246	50,204	(79)	(7)

ii)
Expenses by nature

Total cost of revenue includes expenses of the following nature:

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Staff expenses and wages	10,674	8,651	1,969	8,816
Contributions to defined contribution plans	514	493	90	529
Depreciation	3,626	4,753	174	2,183
Amortization	22	82	1	3
Net change in inventories for the period	82,006	65,104	5,348	43,122
Supplies and subcontracting costs	17,991	17,737	2,701	2,412
Royalties	6,728	5,889	1,432	6,339
Freight charges	9,494	9,128	447	2,603
Equipment costs	980	732	227	1,002
Premises costs	1,925	1,387	623	2,005
Others	660	569	143	407
Total cost of revenue	134,620	114,525	13,155	69,421

Total selling, general and administrative expenses include expenses of the following nature:

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Staff expenses and wages	5,262	4,279	1,205	5,328
Contributions to defined contribution plans	544	428	67	322
Depreciation	497	77	217	159
Amortization	62	15	5	16
Legal and professional fees	2,250	2,029	259	1,139
Transportation, travel and accommodation	164	155	36	136
Other operating expenses	343	1,591	1	1,042
Total selling, general and administrative expenses	9,122	8,574	1,790	8,142

21.
FINANCE INCOME & COSTS

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Finance income
Interest income from banks	339	55	9	32
Interest income from amount due from related parties	—	—	65	204
	339	55	74	236
Finance costs
Interest expenses from lease liability	221	125	24	146
Interest expenses from loans and borrowings	32	757	5	1
Interest expenses from amount due to related parties	—	—	162	1,759
Interest expenses from employees’ defined benefits obligation	31	33	9	37
	284	915	200	1,943

22.
INCOME TAX EXPENSES
i)
Amounts recognized in profit or loss

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Current Tax Expense
Current period	12,118	7,382	657	4,873
Under provision in respect of prior year	902	133	—	—

Deferred tax expense
Origination and reversal of temporary difference	169	1,198	—	4,317
Over provision in respect of prior year	—	(1,289)	—	—
Income tax expenses	13,189	7,424	657	9,190

ii)
Reconciliation of effective tax rate

	Successor		Successor		Predecessor		Predecessor
	For the year ended March 31, 2025		For the period June 16, 2023 through March 31, 2024		For the period April 1 through June 15, 2023		For the year ended March 31, 2023
	%	US$’000%		US$’000%		US$’000%		US$’000
Profit before tax		60,166		89,512		3,032		21,612
Computed tax expense with Singapore statutory tax rate	17.00%	10,228	17.00%	15,218	17.00%	515	17.00%	3,674
Impact of different tax rate in other jurisdiction*	3.67%	2,209	(7.67)%	(6,865)	3.59%	109	2.49%	539
Tax effect of unrecognized loss	—	—	—	—	—	—	0.02%	5
Tax adjustment of previous years	1.50%	902	(1.29)%	(1,156)	—	—	(1.06)%	(229)
Income not subject to tax	(0.30)%	(179)	(0.20)%	(181)	—	—	(12.59)%	(2,721)
Non-deductible expenses	0.17%	101	0.52%	468	1.45%	44	33.64%	7,271
Deferred tax assets not recognized	(0.01)%	(6)	0.02%	17	—	—	—	—
Others	(0.11)%	(66)	(0.09)%	(77)	(0.36)%	(11)	—	—
Tax effect on change in valuation allowance	—	—	—	—	—	—	3.01%	651
Income tax expenses	21.92%	13,189	8.29%	7,424	21.68%	657	42.51%	9,190

* The tax effect of the bargain purchase gain of $49.4 million recognized for the successor period from June 16, 2023 through March 31, 2024, which was effectively nil as the gain was taxable at 0% tax rate under the Cayman Islands, is recognized under the “impact of different tax rate in other jurisdictions”.

iii)
Deferred tax assets and liabilities

	Successor	Successor
	As of March 31, 2025	As of March 31, 2024
	US$’000	US$’000
Deferred tax assets
Property, plant and equipment	457	949
Provisions	70	48
Employee benefits	526	660
Inventories	416	310
Lease liabilities	1,367	607
Other items	102	—
Deferred tax assets	2,938	2,574

Deferred tax liabilities
Right-of-use assets	1,526	794
Revaluation of assets in connection to MBO	2,484	2,683
Other items	207	207
Deferred tax liabilities	4,217	3,684

As of 31 March 2025, and 2024, there were no deferred tax assets recognized from the net operating loss carry forwards.

iv)
Movement in deferred tax balances

	Movement in deferred tax liabilities	Movement in deferred tax assets
	US$’000	US$’000
Successor
Balance at June 16, 2023	4,432	3,237
Recognized in profit or loss	(775)	(603)
Effect of movement in exchange rates	27	(60)
Balance at March 31, 2024	3,684	2,574
Recognized in profit or loss	533	364
Balance at March 31, 2025	4,217	2,938

	Movement in deferred tax liabilities	Movement in deferred tax assets
	US$’000	US$’000
Predecessor
Balance at April 1, 2022	2,342	9,027
Recognized in profit or loss	(1,081)	(4,735)
Deferred tax asset allowances	—	(1,031)
Effect of movements in exchange rates	(10)	(24)
Balance at March 31, 2023, April 1, 2023 and June 15, 2023	1,251	3,237

v)
Unrecognized deferred taxes

Deferred tax assets have not been recognized in respect of these items as they may not be used to offset future taxable profits in the Predecessor and Successor.

As of March 31, 2025 and 2024, there were no net operating losses carried forward and thus no deferred tax assets are recognized, as investment holding company in Singapore cannot carry forward any unutilized losses to set-off the income of future Years of Assessment.

23.
RELATED PARTIES
a)
Key management personnel compensation

Compensation to Directors and executive officers of the Predecessor and the Successor comprised the following:

i)
Transactions with key management personnel

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Short-term employee benefits	520	198	46	354

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, and was determined to be executive officers (CEO and CFO) and directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the board of directors of the Company having regard to the performance of individuals and market trends.

ii)
Other related party transactions
a)
Related parties’ relationship with the Predecessor and the Successor

The Company’s relationship with related parties who had transactions with the Predecessor and the Successor are summarized as follows:

Related Party Name	Relationship to the Predecessor
Edgen Murray Pte. Ltd.	Controlled by ultimate controlling party*
Howco Metals Management Pte. Ltd.	Controlled by ultimate controlling party*
SC Tubular Solutions (B) Sdn. Bhd.	Controlled by ultimate controlling party*
SC Tubular Solutions Malaysia Sdn. Bhd.	Controlled by ultimate controlling party*
Sumitomo Corporation	Ultimate controlling party of the Predecessor*
Sumitomo Corporation Asia & Oceania Pte. Ltd.	Controlled by ultimate controlling party*
Sumitomo Corporation Capital Asia Pte. Ltd.	Controlled by ultimate controlling party*
Sumitomo Corporation Malaysia Sdn. Bhd.	Controlled by ultimate controlling party*
OMS Energy Technologies Pte. Ltd.	Controlled by ultimate controlling individual, Mr. How, the CEO of Successor

* These parties ceased to be the Successor’s related parties with effect from June 16, 2023, subsequent to OMSET PL acquiring 100% shares in OMS Holdings Pte. Ltd. from Sumitomo Corporation, the former shareholder.

b)
Related party transactions

During the period from June 16, 2023 through March 31, 2024, and the year ended March 31, 2025, the Successor had no related party transactions.

Goods or services rendered to related parties

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
SC Tubular Solutions (B) Sdn. Bhd.	—	—	560	2,250
Sumitomo Corporation Asia & Oceania Pte. Ltd.	—	—	395	486
Howco Metals Management Pte. Ltd.	—	—	—	2
Sumitomo Corporation	—	—	—	3
SC Tubular Solutions Malaysia Sdn. Bhd.	—	—	260	987
Revenue – related parties	—	—	1,215	3,728

All outstanding balances with the related parties are to be settled in cash on 30 days to 60 days’ terms.

Goods or services provided by related parties

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Howco Metals Management Pte. Ltd.	—	—	23	58
SC Tubular Solutions Malaysia Sdn. Bhd.	—	—	49	151
Sumitomo Corporation	—	—	3	40
Sumitomo Corporation Asia & Oceania Pte. Ltd.	—	—	—	544
Cost of revenue – related parties	—	—	75	793

All outstanding balances with the related parties are to be settled in cash on 30 days to 60 days’ terms.

Other income/(expenses)

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Howco Metals Management Pte. Ltd.	—	—	38	278
SC Tubular Solutions Malaysia Sdn. Bhd.	—	—	—	5
Sumitomo Corporation	—	—	(9)	(114)
Other income, net – related parties	—	—	29	169

Finance income

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Sumitomo Corporation Capital Asia Pte. Ltd.	—	—	64	97
Sumitomo Corporation Asia & Oceania Pte. Ltd.	—	—	—	40
Sumitomo Corporation Malaysia Sdn. Bhd.	—	—	1	67
Finance income – related parties	—	—	65	204

Finance cost

	Successor	Successor	Predecessor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023	For the year ended March 31, 2023
	US$’000	US$’000	US$’000	US$’000
Sumitomo Corporation Capital Asia Pte. Ltd.	—	—	162	1,759
Finance cost – related parties	—	—	162	1,759

During the year ended March 31, 2023, the Predecessor entered into agreements to dispose of its entire interests in its associates for a total cash consideration of $11.6 million to Sumitomo Corporation. The divestments of SC Tubular Solutions (B) Sdn. Bhd. and VAM® BRN Sdn. Bhd. were completed on February 16, 2023 and March 14, 2023, respectively. The transactions were conducted between entities under common control as OMS Holdings Pte. Ltd. was a wholly owned subsidiary of Sumitomo Corporation upon the time of the disposal. Therefore, the transactions were accounted for under historical value and the additional payment of $0.8 million over the carrying value of the equity method investments was recognized as a capital injection from Sumitomo Corporation into the Predecessor.

During the year ended March 31, 2023, Sumitomo Corporation, a related party, contributed capital for a total consideration of $12.8 million to OMS Holdings Pte. Ltd. The proceeds from Sumitomo Corporation were further used to repay the outstanding loan balance under the cash pooling arrangement.

c)
Related party balances

As of March 31, 2025 and 2024, the Successor only had an amount due from OMS Energy Technologies Pte. Ltd. as a related party balance.

Amount due from a related party

	Successor	Successor
	As of March 31, 2025	As of March 31, 2024
	US$’000	US$’000
OMS Energy Technologies Pte. Ltd.	1,584	1,585
	1,584	1,585

24.
FINANCIAL INSTRUMENTS
i)
Financial risk management

The Predecessor and the Successor have exposure to the following risks from their use of financial instruments:

•
credit risk;
•
liquidity risk; and
•
market risk

This note presents information about the Predecessor and the Successor’s exposure to each of the above risks, the Predecessor and the Successor’s objectives, policies and processes for measuring and managing risk, and the Predecessor and the Successor’s management of capital.

a)
Risk management framework

Risk management is integral to the whole business of the Predecessor and the Successor. The Predecessor and the Successor have a system of controls in place to create an acceptable balance between the cost of risks occurring and the cost of managing the risks. The management continually monitors the Predecessor and the Successor’s risk management process to ensure that an appropriate balance between risk and control is achieved. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Predecessor and the Successor’s activities.

The Board of Directors is responsible for setting the objectives and underlying principles of financial risk management for the Predecessor and the Successor. The management team establishes detailed policies such as risk identification and measurement and exposure limits.

b)
Credit risk

Credit risk is the risk of financial loss to the Predecessor and the Successor if a customer or counterparty fails to meet its contractual obligations and arises principally from the Predecessor and the Successor’s receivables from customers.

At the end of each reporting period, the Predecessor and the Successor’s maximum exposure to credit risk which will cause a financial loss to the Predecessor and the Successor due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the statements of financial position.

In order to minimize credit risk, credit exposure to an individual customer is restricted by the credit limit approved by the management. Customers’ payment profile and credit exposure are continuously monitored by the financial controller and reported to the management and Board of Directors.

In addition, the Predecessor and the Successor have a sizable customer base which minimizes the concentration of credit risk and the aggregate value of transactions concluded is spread amongst approved counterparties. As of March 31, 2025, 1 customer from Saudi Arabia account for 11% of total trade receivables. (March 31, 2024: 1 customer from Saudi Arabia account for 58% of total trade receivables).

Trade receivables and contract assets

The Predecessor and the Successor use an allowance matrix to measure the ECLs of trade receivables from customers. Loss rates are calculated under a 'roll rate' method based on the probability of a receivable progressing through successive stages of delinquency to write-off.

The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets as of March 31, 2025 and 2024:

	Gross carrying amount	Loss allowance	Credit- impaired
	US$’000	US$’000
As of March 31, 2025 (Successor)
Current	8,773	—	No
≤30 days past due	4,626	—	No
31 – 60 days past due	306	—	No
61 – 90 days past due	8	—	No
≥91 days past due	861	—	No
	14,574	—
Credit impaired
Individually impaired	124	124	Yes
	14,450	124
As of March 31, 2024 (Successor)
Current	26,991	—	No
≤30 days past due	5,284	—	No
31 – 60 days past due	883	—	No
61 – 90 days past due	408	—	No
≥91 days past due	115	—	No
	33,681	—
Credit impaired
Individually impaired	3	3	Yes
	33,678	3

The movement in the allowance for impairment in respect of trade receivables and contract assets during the year was as follows:

	Successor	Successor	Predecessor
	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000
At beginning of period	3	6	6
Impairment loss recognized	121	—	—
Reversal of impairment	—	(3)	—
At end of period	124	3	6

Cash and cash equivalents

The Group held cash and cash equivalents of $73.0 million at March 31, 2025 (2024: $43.5 million). The cash and cash equivalents are held with reputable banks and financial institution counterparties.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties and therefore have insignificant provisions for expected credit losses.

c)
Liquidity risk

Liquidity risk is the risk that the Predecessor and the Successor will not be able to meet their financial obligations as they fall due. The Predecessor and the Successor monitor their liquidity risk, maintain a level of cash and cash equivalents deemed adequate by management to finance the Predecessor and the Successor’s operations and mitigate the effect of fluctuations in cash flows. Management believes that the repayment of the liabilities will be met out of operating cash flows and the Predecessor and the Successor will have adequate resources to continue in operational existence for the foreseeable future.

The following are the remaining contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

For the years ending March 31,	2026	2027	2028	2029	2030	Thereafter	Total
2025	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Trade and other payables	15,070	—	—	—	—	—	15,070
Lease obligation	1,489	1,342	747	522	506	4,790	9,396
Total contractual obligations	16,559	1,342	747	522	506	4,790	24,466

For the years ending March 31,	2025	2026	2027	2028	2029	Thereafter	Total
2024	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Trade and other payables	47,535	5,000	—	—	—	—	52,535
Loans and borrowings	6,504	—	—	—	—	—	6,504
Lease obligation	933	533	371	131	131	1,144	3,243
Total contractual obligations	54,972	5,533	371	131	131	1,144	62,282

d)
Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Predecessor and the Successor’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Currency risk

The Predecessor and the Successor are exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases and receivables, that are denominated in a currency other than the respective functional currencies of Predecessor and the Successor’s entities. The entity with significant exposure is OMS (Indonesia) with transactions primarily denominated are the United States Dollar (USD) and Indonesian Rupiah (IDR). The exposure of the other Predecessor and the Successor's entities are minimal. Foreign currency is monitored and managed by the Predecessor and the Successor on an ongoing basis as the Predecessor and the Successor endeavor to keep the net exposure at an acceptable level.

The foreign currency exposure in IDR is as follows based on notional amounts:

	Successor	Successor
	As of March 31, 2025	As of March 31, 2024
	US$’000	US$’000
Trade receivables	1,377	1,953
Cash and cash equivalents	5,709	7,747
Trade payables	(725)	(2,253)
Net exposure	6,361	7,447

Sensitivity analysis

A reasonably possible strengthening (weakening) of the US dollar, as indicated below, against the IDR at March 31, and a possible strengthening (weakening) of the local non-USD functional currencies against the USD, would have increased and (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases.

	Successor	Successor
	As of March 31, 2025	As of March 31, 2024
	US$’000	US$’000
March 31
USD (10% strengthening)	59	(193)
IDR (10% strengthening)	(636)	(419)

March 31
USD (10% weakening)	(59)	193
IDR (10% weakening)	636	419

Interest rate risk

The Predecessor and the Successor are exposed to interest rate risk as the Predecessor and the Successor have loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the notes to the financial statements.

Sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of year. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans and borrowings, including cash pooling arrangements, had been 50 basis points higher or lower and all other variables were held constant, the Successor’s profit for 2025 would decrease or increase by approximately $Nil (2024: $0.04 million).

ii)
Capital management

The Predecessor and the Successor’s objectives in managing capital are to ensure that the Predecessor and the Successor will be able to continue as a going concern and to maintain an optimal capital structure so as to enable it to execute business plans and to maximize shareholder value. The Predecessor and the Successor define “capital” as including all components of equity and external borrowings.

The capital management strategy translates into the need to ensure that at all times the Predecessor and the Successor have the liquidity and cash to meet their obligations as they fall due while maintaining a careful balance between equity and debt to finance its assets, day-to-day operations and future growth. Having access to flexible and cost-effective financing allows the Predecessor and the Successor to respond quickly to opportunities.

The Predecessor and the Successor’s capital structure is reviewed on an ongoing basis with adjustments made in light of changes in economic conditions, regulatory requirements and business strategies affecting the Predecessor and the Successor. The Predecessor and the Successor balance their overall capital structure by considering the costs of capital and the risks associated with each class of capital. In order to maintain or achieve an optimal capital structure, the Predecessor and the Successor may issue new shares from time to time, retire or obtain new borrowings or adjust the asset portfolio.

iii)
Accounting classification and fair values

The carrying amounts of each of the categories of financial instruments as at the end of the financial years are as follows:

	Successor	Successor
	As of March 31, 2025	As of March 31, 2024
	US$’000	US$’000
Financial assets at amortized cost
Trade receivables and other assets*	14,201	33,441
Cash and cash equivalents	72,950	43,470
	87,151	76,911

Financial liabilities at amortized cost
Trade and other payables	15,070	52,535
Loans and borrowings	—	6,504**
	15,070	59,039

* Excluding prepayments, goods and services tax receivable, net and deferred offering costs.

** The loan amount of $6.5 million included an accrued interest of $0.7 million under the terms of the loan.

Fair values

The fair values of each category of financial assets and liabilities are not materially different from their carrying values as presented.

25.
CONTINGENCIES

In the ordinary course of business, the Predecessor and the Successor may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Predecessor and the Successor record contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

As of March 31, 2025, OMS Oilfield Services Arabia Limited (“OMSA”), an indirect wholly-owned subsidiary of the Successor, is involved in two tax dispute matters incidental to ordinary conduct of its business:

i)
Zakat, Tax and Customs Authority (“ZATCA”) assessment on tax & zakat liability:

On July 21, 2022, ZATCA raised pre-assessment for the year ended March 31, 2017 with an additional tax liability of $2.3 million and zakat liability of $0.015 million. OMSA filed an objection with ZATCA, against the additional Tax and Zakat liability, requesting them to issue a revised assessment with NIL liability based on our contention in such objection. The objection submitted is under review by Appeal Committee. In the meanwhile, the Company has hired an external tax consultant to conduct the tax review.

In June 2024, the Company paid the tax payable of $2.3 million to ZATCA, under protest, to benefit from Authority’s tax amnesty program whereby the late payment penalty portion associated with the tax payable amount will be waived by Authority if taxpayers settled the outstanding tax liability by a specified deadline. The Company continues to object to the tax assessment after the payment made.

ii)
ZATCA assessment on Transfer Pricing:

The Company has an ongoing dispute with ZATCA whereby the Authority have issued a tax assessment containing a Transfer pricing adjustment for the year ended March 31, 2019. The tax assessment has resulted in additional tax/zakat payable of $0.58 million. The Company has objected to the tax assessment.

In May 2023, the Company paid the tax payable of $0.58 million to ZATCA, under protest, to benefit from Authority’s tax amnesty program whereby the late payment penalty portion associated with the tax payable amount will be waived by Authority if taxpayers settled the outstanding tax liability by a specified deadline. As of March 31, 2025, the Company no longer object to the tax assessment and accepted the tax assessment by ZATCA.

As of March 31, 2025, the Successor’s gross accrued provision for the outstanding tax dispute matters was $2.3 million (2024: $1.7 million).

26.
SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred up through July 25, 2025, which is the date that these consolidated financial statements are available to be issued. There were no other material subsequent events that require disclosure in these consolidated financial statements, other than the events detailed below.

On April 28, 2025, SEC declared the registration statement on Form F-1, as amended (File Number 333-282986) for initial public offering to be effective. Subsequently, on May 13, 2025, the Group completed initial public offering in which issuing and selling an aggregate of 3,703,704 Ordinary Shares, at a price of $9 per share, generating total gross proceeds of $33.3 million before deducting underwriting discounts and other offering expenses.

In addition, the Company issued to Roth Capital Partners, LLC, as the representative of the underwriters of the initial public offering, warrants to purchase 92,593 Ordinary Shares, which is equal to 2.5% of the aggregate number of Ordinary Shares issued in the public offering. The exercise price of the representative's warrants is equal to 120% of the price of the Ordinary Shares offered, may be exercised on a cashless basis and will be exercisable three years following the closing date.