Form 20-F
period 2026-03-31
OMS Energy Technologies Inc.
filed 2026-06-25
CIK 2012219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

As of March 31, 2026 the registrant had 42,448,704 ordinary shares outstanding.

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

“OMSET PL” means OMS Energy Technologies Pte. Ltd., a company incorporated in Singapore on July 5, 2022.

“OMS Holdings” means OMS Holdings Pte. Ltd., a company incorporated in Singapore on 4 May 2010, and a subsidiary of our Company.

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

“Ordinary Shares” means the ordinary shares of the Company, US$0.0001 par value per share, and entitled to one (1) vote per share.

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

“US$,” “$” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

OMS Energy Technologies Inc. is a holding company with operations conducted through its operating subsidiaries in Singapore, Saudi Arabia, Indonesia, Malaysia, Brunei and Thailand. The reporting currency of the Company is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income (loss). For the fiscal year ended March 31, 2026, currency translations to U.S. Dollars (US$) use the following rates unless otherwise noted:

•
Singapore Dollar (S$): Spot rate of S$1.2860 or average rate of S$1.2870 per US$1.00
•
Malaysia Ringgit (MYR): Spot rate of MYR4.0490 or average rate of MYR4.1452 per US$1.00
•
Saudi Riyal (SAR): Spot rate of SAR3.7530 or average rate of SAR3.7512 per US$1.00
•
Thai Baht (THB): Spot rate of THB32.5850 or average rate of THB32.2850 per US$1.00
•
Indonesian Rupiah (IDR): Spot rate of IDR16,994.50 or average rate of IDR16,603.00 per US$1.00

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

Implications of Being a “Controlled Company”

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. How Meng Hock, our Executive Director, Chairman of the Board, and Chief Executive Officer, holds 61.78% of our total issued and outstanding Ordinary Shares, and is able to exercise 61.78% of the total voting power of our authorized and issued shares. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. While we do not currently intend to rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements if we do decide to rely on these exemptions in the future.

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
•
the sections of the Exchange Act requiring liability for insiders who profit from trades made in a short period of time; and
•
the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Prior to March 18, 2026, as a foreign private issuer, we were exempt from the provisions of Section 16(a) of the Exchange Act, requiring our directors, executive officers and principal shareholders to file public reports of their beneficial ownership of, and transactions in, our equity securities, as well as from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. However, on December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating that directors and officers of foreign private issuers file reports under Section 16(a) of the Exchange Act (Forms 3, 4 and 5) to disclose their beneficial ownership interests and changes therein, effective March 18, 2026. Accordingly, our directors and executive officers are now subject to the reporting requirements of Section 16(a). However, our officers, directors and principal shareholders remain exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and related rules with respect to their purchases and sales of our securities.

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

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq Capital Market. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq Capital Market. We have elected to follow home country practice in Cayman Islands in lieu of Nasdaq Listing Rule 5600, including , Rule 5605(b)(2), Rule 5605(e), Rule 5620(a), Rule 5620(b), Rule 5620(c), Rule 5630(a), Rule 5635(a), Rule 5635(b), Rule 5635(c), and Rule 5635(d), with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Nasdaq Listing Rule 5635(c)

As a company incorporated in the Cayman Islands, the Company has elected to rely on the home county exemption pursuant to Nasdaq Rule 5615(a)(3)(A), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series. The Company has elected to be exempt from the Nasdaq Rule 5635(c) which provides that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

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

Risks Related to Our Business and Industry:

•
Ongoing geopolitical tensions around the world may have a material adverse effect on our business, financial condition, and results of operations (on page 6).
•
We serve customers who are involved in drilling for and production of oil and natural gas. Adverse developments affecting this industry could have a material adverse effect on our business, financial condition and results of operations (on page 6).
•
Our business involves many hazards and operational risks (on page 6).
•
Compliance with and changes in laws could be costly and could affect operating results. In addition, government disruptions could negatively impact our ability to conduct our business (on page 8).
•
International governments and agencies continue to evaluate and promulgate legislation and regulations that are focused on reducing Green House Gas (GHG) emissions. Compliance with GHG emission regulations applicable to our or our customers’ operations may have significant implications that could adversely affect our business and operating results in the fossil-fuel sectors (on page 11).
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
•
We may lose money on fixed-price contracts (on page 13).
•
Our customers’ industries are undergoing continuing consolidation that may impact our results of operations (on page 13).
•
Impairment in the carrying value of long-lived assets, inventory and intangible assets could negatively affect our operating results (on page 13).
•
We depend on our customers’ willingness to undertake drilling and completion spending (on page 14).
•
Conservation measures and technological advances could reduce demand for oil and natural gas (on page 14).
•
We have operated at a loss in the past, and there is no assurance of our profitability in the future (on page 14).
•
Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry (on page 15).
•
We may need to obtain additional capital or financing to fund expansion of our asset base, which could increase our financial leverage, or we may not be able to finance our capital needs (on page 15).
•
We are dependent on a small number of key customers for continued sale of our products and services (on page 15).
•
Shortages or increases in the costs of the equipment we use in our operations could adversely affect our operations in the future (on page 16).
•
We are dependent on a small number of suppliers for key goods and services that we use in our operations (on page 16).
•
Our inability to develop, obtain or implement new technology may cause us to become less competitive (on page 16).

•
We and our customers are subject to local laws and regulations regarding issues of health, safety, climate change and the protection of the environment, under which we or our customers may become liable for penalties, damages or costs of remediation or other corrective measures. Changes in such laws or regulations could increase our or our customers’ costs of doing business and adversely impact our business, financial condition and results of operations (on page 16).
•
Delays by us or our customers in obtaining permits or the inability by us or our customers to obtain or renew permits could impair our business (on page 17).
•
Increased labor costs or the unavailability of skilled workers could hurt our business, financial condition and results of operations (on page 18).
•
We may be unable to retain personnel who are key to our operations (on page 19).
•
We may be unable to implement price increases or maintain existing prices on our services (on page 19).
•
We operate in highly competitive markets and our failure to compete effectively may negatively impact our business, financial condition and results of operations (on page 19).
•
If we lose significant customers, significant customers materially reduce their purchase orders or significant programs on which we rely on are delayed, scaled back or eliminated, our business, financial condition and results of operations may be adversely affected (on page 20).
•
We may be unable to effectively and efficiently manage our equipment fleet as we expand our business, which could have an adverse effect on our business, financial condition and results of operations (on page 20).
•
Increased leverage could adversely impact our business, financial condition and results of operations (on page 20).
•
Our success may be affected by our ability to enter into or renew existing license agreements (on page 21).
•
Our operations rely on an extensive network of information technology resources and a failure to maintain, upgrade and protect such systems could adversely impact our business, financial condition and results of operations. Our operations are subject to cyber security risks that could have a material adverse effect on our business, financial condition and results of operations (on page 21).
•
We have been expanding our available products and services, and our business may continue to grow at a rapid pace. Our inability to properly manage or support this growth may have a material adverse effect on our business, financial condition and results of operations (on page 21).
•
Our assets require capital for maintenance, upgrades and refurbishment, and we may require capital expenditures for new equipment (on page 21).
•
Competition among oilfield service and equipment providers is affected by each provider’s reputation for safety and quality (on page 22).
•
Seasonal and adverse weather conditions adversely affect demand for services and operations (on page 22).
•
We may be subject to claims for personal injury and property damage or other litigation, which could materially adversely affect our business, financial condition and results of operations (on page 22).
•
We may be affected if we are found to be in breach of any lease agreements entered into by us (on page 22).
•
We are exposed to the credit risks of our customers (on page 22).
•
Our business model has a long cashflow conversion cycle (on page 22).
•
We may be affected by an outbreak of other infectious diseases (on page 23).
•
We are exposed to risks arising from fluctuations of foreign currency exchange rates (on page 23).
•
Our business is subject to supply chain interruptions (on page 23).

Risks Related to our Ordinary Shares:

•
An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly (on page 23).
•
We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions (on page 24).

•
The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors (on page 24).
•
Certain recent initial public offerings of companies with public floats comparable to the public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares (on page 24).
•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline (on page 25).
•
Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment (on page 25).
•
Short selling may drive down the market price of our Ordinary Shares (on page 25).
•
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Ordinary Shares to drop significantly, even if our business is doing well (on page 26).
•
You must rely on the judgment of our management as to the uses of the net proceeds from our initial public offering, and such uses may not produce income or increase our share price (on page 26).
•
If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences (on page 26).
•
Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions (on page 26).
•
As a “controlled company” under the rules of the Nasdaq Stock Market Rules, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders (on page 27).
•
As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards (on page 27).
•
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (on page 27).
•
Certain judgments obtained against us by our shareholders may not be enforceable (on page 28).
•
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements (on page 28).
•
We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies (on page 28).
•
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us (on page 29).
•
We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market (on page 29).
•
If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected (on page 29).
•
There may be potentially adverse impacts on our corporate governance because of the indemnification provisions in our articles of association pertaining to our directors’ and officers’ liability (on page 30).

Risks Related to Our Business and Industry

Ongoing geopolitical tensions in the Middle East may have a material adverse effect on our business, financial condition, and results of operations.

As a business in the OCTG industry, we face risks associated with heightened tensions in geopolitical and economic relations, particularly in the Middle East. Armed conflicts and geopolitical tensions in the region may disrupt global trade flows and sales to affected customers, increase energy and raw-material costs, affect supply availability, restrict transactions with certain counterparties, result in operational disruptions or asset impairments, and affect our delivery commitments, adversely affecting our results of operations and financial condition. In March 2026, the armed conflict involving the United States and Israel against Iran, and retaliatory actions by Iran across the broader Middle East, led to a closure of the Hormuz Strait, through which almost 20% of the world’s oil and LNG supply is shipped, resulting in extreme volatility of energy prices and a disruption to oil and LNG production and transportation in the region, which would materially adversely affect us given the location of our customers in Southeast Asia which is highly reliant on oil from countries in the Middle East. In addition, a prolonged conflict or an escalation of hostilities in the region could disrupt our operations at these facilities, impair our ability to fulfill customer orders, restrict employee mobility, damage physical infrastructure, and hinder supply of raw materials. A sustained disruption to the Hormuz Strait could also significantly increase oil prices and fuel broader inflation, slow global economic activity and reduce demand for our products. In addition to inflation, there is a risk that the inflation and shortages of oil and gas could result in a recession. The occurrence of such events could materially adversely affect our business, financial position and results of operations.

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

In Thailand, the service agreements between OMS (Thailand) and the customers (being PTT Exploration and Production Public Company Limited (“PTTEP”) and a few of its subsidiaries and affiliates) do not waive OMS (Thailand)’s liability for the consequential damages. Under the Civil and Commercial Code of Thailand (the “Thai CCC”), unless otherwise specified in the contract, OMS (Thailand) shall be liable for the consequential loss only if OMS (Thailand) foresee or would foresee the circumstances that cause such consequential damages.

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

Thailand

Believing in the continued petroleum potential of production fields in Thailand for at least another 10 years, and with current demand exceeding available petroleum products in Thailand, the Department of Mineral Fuels (“Thai DMF”) under the Ministry of Energy of Thailand (“Thai MOE”), the governmental agency responsible for promoting, supporting, and accelerating the national energy supply, including E&P, is taking actions to encourage continuous investment in domestic E&P. This includes the enforcement of regulations related to the determination of blocks or areas for petroleum E&P, the determination of financial regime (i.e., concession contracts, production sharing contracts (PSC), and service contracts), together with promotion and facilitation of the E&P-related operators, namely concessionaries and contractors. According to Thai DMF’s annual report 2025, PTTEP, along with its subsidiaries and affiliates, collectively a top ten customer of our Group in revenues, is among the top five of the E&P investors in Thailand for the year 2025. Nonetheless, in line with the Thai MOE’s policy on reducing GHG emissions and Thailand’s initial draft of the Climate Change Act, various energy-related policies and the enforcement of the drafted Climate Change Act, including its implementation, could potentially result in us and/or our customers being obligated to comply with mandatory GHG emissions mitigation measures, which could be costly and have a significant impact on our business.

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

Thailand

Thailand has committed to fight the global climate crisis as a responsible member of global community. Thailand therefore became a party to the UNFCCC in 1994, and subsequently ratified both the Kyoto Protocol and the Paris Agreement in 2002 and 2016, respectively. In the process of implementing relevant provisions under the UNFCCC and the Paris Agreement, Thailand has gradually formulated and developed its climate change strategies, policies, plans and institutional framework. The National Climate Change Policy Committee Meeting in Thailand has designated the Office of Energy Policy and Planning under the Ministry of Energy of Thailand as a key governmental agency responsible for focusing on reducing GHG emissions in the energy sector. Motivated by its commitments under the Paris Agreement, Thailand approved a draft of its first climate legislation in March 2021 — the Climate Change Act, which obliges key agencies, including the private sector, to report data on activities contributing to GHG emission, and efforts to integrate carbon pricing mechanisms, such as carbon tax and/or carbon market. The draft legislation is currently under development through collaboration and discussions among governmental agencies, relevant experts, and the private sector. The public hearing process for this draft legislation was conducted by the Department of Climate Change and Environment under the Ministry of Natural Resources and Environment of Thailand (“Thai DCCE”) across 6 regions of Thailand from February 14, 2024, to March 26, 2024. Following the public hearing, the draft legislation will be presented to the Cabinet for approval. Subsequently, on March 27, 2025, the Cabinet passed a resolution acknowledging the draft legislation and instructing the Ministry of Natural Resources and Environment to further propose the draft legislation to the Thai Parliament for approval. While the GHG emissions reduction mechanisms in Thailand are currently voluntary, many public limited companies, including OMS (Thailand)’s customers (e.g., PTT Exploration and Production Public Company Limited), have internal policies to reduce GHG emissions. Upon enactment of the Climate Change Act, it could potentially result in us and/or our customers being obligated to comply with the mandatory GHG emissions mitigation measures, which in time could have a material effect on our results of operations.

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

During the year ended March 31, 2026, Brent crude oil prices fluctuated significantly, with a high of $103.13 per barrel, a low of $62.54 per barrel, and an average of approximately $70.39 per barrel. Although crude oil prices recovered in the financial year ended March 31, 2026, continued volatility in market conditions may further deteriorate the financial performance or future prospects of our operating segments from current levels, which may result in an impairment of long-lived assets or inventory and negatively impact our financial results in the period of impairment.

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

Our revenue is concentrated among a small number of customers. For the years ended March 31, 2026, March 31, 2025, and for the period from April 1, 2023 to March 31, 2024, our top ten customers accounted for approximately 88%, 91%, and 88% of our revenue, respectively.

Notably, for the year ended March 31, 2026, Saudi ARAMCO alone contributed 57% of our total revenue. Given ARAMCO’s significance to our business, our financial performance is substantially dependent on its continued demand. Any reduction in orders, changes in procurement policies, operational disruptions, or broader industry downturns affecting ARAMCO could materially impact our revenue and profitability.

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

Our business heavily relies on external suppliers for various goods and services crucial to our operations. We lack long-term contracts with many of these suppliers, especially for high-volume goods like conductor casing and pipes. This dependence exposes us to several challenges. Periods of high demand often coincide with decreased availability and inflated prices for these goods. Additionally, our reliance on a limited number of suppliers magnifies the impact of disruptions or price fluctuations. Our top ten suppliers collectively accounted for approximately 69%, 78% and 75% of all our purchases during the years ended March 31, 2026 , March 31, 2025, and for the period from April 1, 2023 to March 31, 2024, respectively.

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

Our success, among other things, is dependent on our ability to attract, develop and retain highly qualified senior management and other key personnel. Competition for key personnel is intense, and our ability to attract and retain key personnel is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent. The key personnel in our company includes Mr. How Meng Hock, the CEO of our Company, Mr. Kevin Yeo, the CFO of our Company, Ms. Tan Si Hui (Group Engineering Manager), Mr. Januar Pribadi (Indonesia Country Manager), Komkrit Aumnuauykiat (Thailand Country Manager), Mohd Ismail bin Mohammed Hatta (Malaysia Country Manager) and Mr. Shaun Bradley (Saudi Country Manager). The inability to hire, develop and retain these key employees may adversely affect our business, financial condition, and results of operations.

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

If we lose significant customers, significant customers materially reduce their purchase orders or significant programs on which we rely on are delayed, scaled back or eliminated, our business, financial condition and results of operations may be adversely affected.

For the year ended March 31, 2026, Saudi ARAMCO accounted for 57% of our total revenue. Given its significance to our business, our financial performance is heavily dependent on its continued demand. Any reduction in orders, changes in procurement policies, operational disruptions, or broader industry downturns affecting ARAMCO could materially impact our revenue and profitability. We acknowledge that this high reliance on a single customer presents a concentration risk, and we are actively working to diversify our customer base by expanding sales to other major oil and gas operators in MENA, Asia Pacific, and other international markets. While ARAMCO remains a key strategic partner, we are pursuing initiatives to strengthen relationships with other clients to reduce dependency on any one customer.

Our significant customers change from year to year, depending on exploration and production (E&P) activity and demand for our services. For the years ended March 31, 2026, March 31, 2025, and for the period from April 1, 2023 to March 31, 2024, our top ten customers accounted for 88%, 91%, and 88% of our revenue, respectively. A reduction in purchases or the loss of a major customer — whether due to changes in drilling practices, acquisitions by competitors’ customers, in-sourcing, shifting business to a competitor, economic downturns, insolvency, service deficiencies, decreased production, or labor strikes — could materially impact our business, financial condition, and results of operations.

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

We have substantially expanded the size, scope and nature of our business, resulting in an increase in the breadth of our product offerings and an expansion of our business geographically. Business expansion places increasing demands on us to increase the inventories that we carry and/or our equipment fleet. For example, in recent years, we have added manufacturing facilities in Sattahip (Thailand), Duri and Jakarta (Bogor) (Indonesia) and Damman (Saudi Arabia). We must anticipate demand well out into the future in order to service our extensive customer base. The inability to effectively and efficiently manage our assets to meet current and future needs of our customers, which may vary widely from what is originally forecast due to a number of factors beyond our control, could have an adverse effect on our business, financial condition and results of operations.

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

Our success may be affected by our ability to enter into and renew license agreements. For the years ended March 31, 2026, March 31, 2025, the period from June 16, 2023 to March 31, 2024, and the period from April 1 through June 15, 2023, respectively, the premium threading services contributed 21%, 18%, 19% and 42% of revenue of our Group and 20%, 21%, 23% and 57% of the gross profit of our Group. With respect to third-party arrangements, some of these arrangements could be terminated, which would result in our inability to provide the services covered by such arrangements. This could in turn have a negative impact on our financial results.

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

We extend credit terms to some of our customers. Our average accounts receivable turnover days were approximately 44 days, 24 days and 64 days for the years ended March 31, 2026, March 31, 2025, and for the period from April 1, 2023 to March 31, 2024, respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the years ended March 31, 2026 and March 31, 2025, and the period from April 1, 2023 through March 31, 2024, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

Our business model has a long cashflow conversion cycle.

Our business model relies on the efficient management of our working capital, including the collection of receivables from our customers. We have a long cashflow conversion cycle, where we typically only collect payment from our customers after an average of 64 days, 24 days and 44 days for the period from April 1, 2023 to March 31, 2024, and for the years ended March 31, 2025 and March 31, 2026, respectively from the time, we provide them with the relevant oilfield service or product, but we must pay our suppliers within 30 to 45 days. Because our manufacturing cycle ranges between 30 days and 60 days upon receipt of material, therefore, if we experience delays in collecting payment from our customers, our cashflow and liquidity could be adversely affected, which could harm our business, financial condition, and results of operations.

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

Our reporting currency is the United States dollars. 15.7% of our trade payables as of March 31, 2026, 11.7% of our trade payables as of March 31, 2025, and 8.2% of our trade payables as of March 31, 2024 were in non-USD currencies including IDR, SGD, THB, SAR and MYR. 34.7% of our trade receivables as of March 31, 2026, 40.1% of our trade receivables as of March 31, 2025, and 19.7% of our trade receivables as of March 31, 2024 were in non-USD denominations. We may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

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
•
increasing transportation costs, shipping constraint or other factors that could impact cost, such as having to find more expensive service providers which may or may not be readily available; and

Our results of operations and capital resources have not been materially impacted by supply chain interruptions during the period from April 1, 2023 through March 31, 2024, the years ended March 31, 2025 and March 31, 2026. However, any increased costs from delays, cancellations, and insurance, or disruption to, or inefficiency in, the supply chain network of our third-party service providers, whether due to geopolitical conflicts or other factors, could affect our revenue and profitability.

In the period from April 1, 2023 through March 31, 2024 and, the years ended March 31, 2025 and March 31, 2026, our business segments, products, lines of service, projects, or operations were not materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine, the conflicts in the Middle East and the effectiveness of the Uyghur Forced Labor Protection Act (“UFLPA”). Moving forward, we also do not expect to experience such supply chain disruptions in the future because we source our goods from a number of suppliers. To the best of our knowledge, we have not received any information from our suppliers pertaining to any present or potential supply chain disruptions as well. Pertaining to the UFLPA, we understand from our suppliers that the safety products we have procured are not derived from raw materials obtained from forced labor in China’s Xinjiang Uyghur Autonomous Region. In February 2026, the armed conflict involving the United States and Israel against Iran, and retaliatory actions by Iran across the broader Middle East, led to a closure of the Hormuz Strait, through which almost 20% of the world’s oil and LNG supply is shipped, resulting in extreme volatility of energy prices and a disruption to oil and LNG production and transportation in the region. As a result of this conflict, we have faced delays in shipments to customers in the in the region, as well as delays in collecting shipments from Singapore intended for our customers in the region, pending a resolution of the current conflict. There is uncertainty about the full impact and consequences resulting from the conflict. We maintain significant industrial operations and customer relationships in the Middle East. A prolonged conflict or an escalation of hostilities in the region could disrupt our operations at these facilities, impair our ability to fulfill customer orders, restrict employee mobility, damage physical infrastructure, and hinder supply of raw materials.

Risks Related to Our Ordinary Shares

An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly.

An active trading market for our Ordinary Shares may not continue and the trading price for our Ordinary Shares may fluctuate significantly. Although our Ordinary Shares are listed on the Nasdaq Capital Market, we cannot assure you that an active and liquid public market for our Ordinary Shares will be sustained. If an active public market is not sustained, the market price and liquidity of our Ordinary Shares may be materially and adversely affected, and investors may experience a significant decrease in the value of their shares.

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

Certain recent initial public offerings of companies with public floats comparable to the public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

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

Sales of a substantial number of our Ordinary Shares in the public market could occur at any time. These sales, or the perception in the market that these sales may occur, could result in a decrease in the market price of our Ordinary Shares. At the date of our annual report, we have outstanding 42,448,704 Ordinary Shares, based on the number of Ordinary Shares outstanding as of the date of this annual report. Of that amount, 28,034,160 Ordinary Shares are currently restricted as a result of securities laws and/or lock-up agreements but will be able to be sold after the closing of our initial public offering, subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities is subject to volume limitations under Rule 144 of the Securities Act.

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

Our expected use of net proceeds from our initial public offering represents our current intentions based upon our present plans and business condition. As of the date of this annual report, we cannot predict with certainty all of the particular uses for the net proceeds received. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the amount of cash used in our operations, which can be highly uncertain, subject to substantial risks and can often change. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of our initial public offering.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of Nasdaq. These practices may afford less protection to Shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq Capital Market. We have elected to follow home country practice in Cayman Islands in lieu of Nasdaq Listing Rule 5600, including , Rule 5605(b)(2), Rule 5605(e), Rule 5620(a), Rule 5620(b), Rule 5620(c), Rule 5630(a), Rule 5635(a), Rule 5635(b), Rule 5635(c), and Rule 5635(d), with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Nasdaq Listing Rule 5635(c)

As a company incorporated in the Cayman Islands, the Company has elected to rely on the home county exemption pursuant to Nasdaq Rule 5615(a)(3)(A), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series. The Company has elected to be exempt from the Nasdaq Rule 5635(c) which provides that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

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
•
the sections of the Exchange Act providing liability for insiders who profit from trades made in a short period of time; and
•
the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second financial quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market.

We will incur additional legal, accounting, and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq Capital Market rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert their attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

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

We are subject to the reporting requirements of the Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of and the rules and regulations of Nasdaq after we are successfully listed on the Nasdaq Capital Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Notwithstanding the foregoing, in connection with the preparation of our consolidation financial statements for the year ended March 31, 2026, management conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures. Based upon that evaluation, management concluded that, as of March 31, 2026, the Company's disclosure controls and procedures were ineffective due to a material weakness in the Company's internal control over financial reporting. As defined under standards established by the PCAOB, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, the Company did not maintain a sufficient complement of personnel with an appropriate level of knowledge, experience, and training in International Financial Reporting Standards ("IFRS") and SEC reporting requirements necessary to appropriately analyse, account for, and disclose complex transactions and prepare and review consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting requirements. In addition, the Company had not maintained comprehensive IFRS accounting policies and procedures documentation.

During fiscal 2026, the Company implemented several remediation measures to address the identified material weakness. These measures included engaging experienced external financial reporting consultants to support management and supplement the Company's internal finance resources in the preparation and review of the Company's financial statements and related disclosures in accordance with IFRS and SEC reporting requirements. The Company also developed formal IFRS accounting policies and procedures documentation.

Notwithstanding these remediation efforts, the material weakness continued to exist as of March 31, 2026 because the remediated controls had not operated for a sufficient period of time for management to conclude that such controls were operating effectively.

Management remains committed to remediation of the material weakness and continues to implement measures to remediate the material weakness and strengthen the Company's internal control over financial reporting.

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

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

ITEM 4. INFORMATION ON THE COMPANY

A.
History and development of the company

Our Company was incorporated in the Cayman Islands on December 27, 2023, under the Companies Act of the Cayman Islands as an exempted company with limited liability. At incorporation, the authorized share capital of the Company was US$50,000 divided into 450,000,000 Class A ordinary shares of US$0.0001 each and 50,000,000 Class B ordinary shares of US$0.0001 each. On April 11, 2024, the Company re-designated (i) each issued and unissued Class A ordinary share into 450,000,000 ordinary shares of US$0.0001 each and (ii) each issued and unissued Class B ordinary share into 50,000,000 ordinary shares of US$0.0001 each (the “Share Redesignation”). Immediately after completion of the Share Redesignation, the authorized share capital of the Company has become US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 each. As of the date of this annual report, there are 42,448,704 Ordinary Shares issued and outstanding. OMS Holdings is our direct subsidiary. OMS (Saudi), OMS (Singapore), OMS (Thailand), OMS (Brunei), OMS (Indonesia), OMS (Malaysia Holding) and OMS (Malaysia OpCo) are our indirect subsidiaries respectively.

On May 14, 2025, the Company completed its initial public offering of 3,703,704 Ordinary Shares at a public offering price of US$9.00 per share, for total gross proceeds of approximately US$33.3 million before deducting underwriting discounts and commissions and offering expenses. The Ordinary Shares began trading on the Nasdaq Capital Market under the symbol "OMSE" on May 13, 2025. The Company granted the underwriter a 45-day option to purchase up to 555,555 additional Ordinary Shares at the public offering price to cover over-allotments. The underwriter did not exercise the over-allotment option.

Recent Developments

In July 2022, the Zakat, Tax and Customs Authority of Saudi Arabia ("ZATCA") assessed an additional tax liability of approximately US$2.3 million for the year ended March 31, 2017 on OMS Oilfield Services Arabia Limited ("OMSA"), the Company's wholly-owned subsidiary. The Company paid the Assessment under protest in June 2024 in order to benefit from ZATCA's tax amnesty program with respect to late payment penalties, while continuing to dispute the Assessment through the objection process. On December 23, 2025, the competent appeal committee in Saudi Arabia issued its decision in favor of the Company, and the Company was returned the US$2.3 million previously paid under protest on March 12, 2026. The Company does not expect this matter to have a material adverse effect on its business, financial condition or results of operations.

On October 1, 2025, the Company deregistered OMS Oilfield Services (Australia) Pty Ltd., its wholly owned Australian subsidiary.

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

THAILAND
Sattahip
MALAYSIA
Songkhla
Labuan
Kemaman
BRUNEI
Johor
SINGAPORE
Duri
Balikpapan
Jakarta (Bogor)
INDONESIA
Dammam
SAUDI ARABIA

Our Customer

Chevron
Shell
ارامكو السعودية Saudi Aramco
Aker Solutions
PTTEP
HESS
Mubadala Petroleum
SIGMA
Schlumberger
HALLIBURTON
OneSubsea A Schlumberger Company
Petrofac
PERTAMINA
PETRONAS
slb
BAKER HUGHES
Weatherford
MAERSK
TechnipFMC

Our products are also exported to jurisdictions outside of those in which we operate, including countries in North and West Africa. Beyond SWS and OCTG products, we also offer premium threading services in five of the six jurisdictions in which we operate, which five jurisdictions are Indonesia, Malaysia, Thailand, Brunei and Singapore. For the year ended March 31, 2026 (Successor), year ended March 31, 2025 (Successor), period from June 16, 2023 through March 31, 2024 (Successor), and period from April 1, 2023 through June 15, 2023 (Predecessor), these four categories constituted 90%, 93%, 93% and 87% of our revenue, respectively.

Our revenue was $18.2 million for the period from April 1, 2023 through June 15, 2023 (Predecessor), $163.3 million for the period from June 16, 2023 through March 31, 2024 (Successor), $203.6 million for the year ended March 31, 2025 (Successor), and $155.9 million for the year ended March 31, 2026 (Successor). Our gross profit was $5.0 million for the period from April 1, 2023 through June 15, 2023 (Predecessor), $48.7 million for the period from June 16, 2023 through March 31, 2024 (Successor), $69.0 million for the year ended March 31, 2025 (Successor), and $47.2 million for the year ended March 31, 2026 (Successor). Our net profit was $2.4 million for the period from April 1, 2023 through June 15, 2023 (Predecessor), $82.1 million for the period from June 16, 2023 through March 31, 2024 (Successor), $47.0 million for year ended March 31, 2025 (Successor), and $33.9 million for the year ended March 31, 2026 (Successor).

Since the post pandemic period (2020/2021), the number of oil rigs and wells drilled have been gradually increasing and is forecasted to grow at a stable pace in the coming years.

The following table sets forth our revenue by product and services categories for the periods indicated.

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Revenue
Sale of oilfield equipment products
Specialty connectors and pipes	96,065	143,091	113,531	5,114
Surface wellhead and Christmas tree	10,869	8,675	6,750	3,017
Rendering of premium threading and other ancillary services
Premium threading services	33,443	36,832	31,088	7,625
Other ancillary services	15,533	15,009	11,898	2,426
Total Revenue	155,910	203,607	163,267	18,182

The following table sets forth our revenue by operating markets for the periods indicated.

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Revenue
Saudi Arabia	91,761	141,084	112,015	3,544
Singapore	19,267	19,407	19,011	4,577
Malaysia	12,781	15,265	11,102	3,402
Thailand	13,308	11,399	7,603	2,367
Indonesia	15,677	13,555	11,154	3,740
Others	3,116	2,897	2,382	552
Total revenue	155,910	203,607	163,267	18,182

For the year ended March 31, 2026, Saudi ARAMCO accounted for 57% of our total revenue. Given the significance of this customer to our overall business, our financial performance is substantially dependent on the continued demand from ARAMCO. Any reduction in orders, changes in ARAMCO’s procurement policies, operational disruptions, or broader industry downturns affecting ARAMCO could have a material adverse impact on our revenue and profitability. We acknowledge that our high reliance on a single customer presents a customer concentration risk, and we are actively working to diversify our customer base by expanding sales to other major oil and gas operators in MENA, Asia Pacific, and other international markets. While ARAMCO remains a key strategic partner, we are pursuing initiatives to strengthen relationships with other clients in order to reduce dependency on any one customer.

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

Different Basis of Accounting — It is important to note that the periods presented were prepared under different bases of accounting. The Predecessor period from April 1, 2023 through June 15, 2023 was prepared under the previous reporting structure before the MBO, whereas the Successor periods from June 16, 2023 through March 31, 2024 and for the years ended March 31, 2025 and March 31, 2026 were prepared under our current reporting structure. As a result, direct comparisons between these Predecessor and Successor periods may not be indicative of our financial performance had both periods been presented under the same basis of accounting. Investors should consider this difference when evaluating the fluctuations in our revenue, gross margin, and net profit.

Our Products

For the period from April 1 through June 15, 2023, for the period from June 16, 2023 through March 31, 2024 and for the years ended March 31, 2025 and March 31, 2026, our top three business segments were (i) Specialty Connectors and Pipes, (ii) Surface Wellheads and Christmas Trees, and (iii) Premium Threading Services. Combined, they contributed 87% of our revenue and 80% of our gross profit for the period from April 1 through June 15, 2023, 93% of our revenue and 90% of our gross profit for the period from June 16, 2023 through March 31, 2024, 93% of our revenue and 90% of our gross profit for the year ended March 31, 2025, and 90% of our revenue and 87% of our gross profit for the year ended March 31, 2026.

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

Welded-On Connector: A welded-on connector is a structural component attached to the top of the conductor pipe. This connector is usually welded to the upper end of the conductor pipe to facilitate the attachment of other components, such as wellheads, templates, or other platform structures. The welded-on connector ensures a secure and stable connection between the conductor pipe and the upper structure of the platform. Our weld-on specialty connectors are designed to prevent cross threading and provide a quick, convenient method of joining casing joints with structural integrity compatible with casing strength.

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

Our JVDD and JVLW connections are manufactured at our precision machine facilities in Singapore, Indonesia, and Saudi Arabia. These facilities are well equipped with modern infrastructure and professional staff to provide integrated manufacturing, machining, fabrication and specialized welding services (such as SAW, SMAW, TIC, MIC and FCAW). The facility from OMS (Saudi Arabia) produces the majority of our specialty connectors and pipes and accounted for 99% and 95% of revenue from this segment for the years ended March 31, 2025 and March 31, 2026, respectively.

For the year ended March 31, 2026, we continue to have successes in the UAE, securing a recent order valued at approximately US$1.4 million with ADNOC as the end user. There were also orders secured in Pakistan, end user Mari Petroleum, valued at approximately US$0.4 million, and in Indonesia with Pertamina Northwest Java and Pertamina offshore South Sumatra for a total of approximately US$0.4 million.

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

Surface Wellheads & Christmas Trees

We have designed, qualified and manufactured our own highly engineered surface wellhead and Christmas systems fully qualified to API 6A standards. API 6A is a widely accepted standard in the oil and gas industry for the design, manufacture, testing and inspection of wellhead and Christmas tree equipment. API 6A specifications are important because they help to ensure that wellhead and Christmas tree equipment is safe, reliable and interchangeable. This is essential for the efficient production of oil and gas. We have in-house qualified engineers and various testing chambers to perform equipment qualification, including hydrostatic test bunkers, gas testing pits and thermal temperature chambers. Our facilities in Singapore, Johor (Malaysia), Duri (Indonesia), Balikpapan (Indonesia), Jakarta (Bogor) (Indonesia), Songkhla (Thailand) and Saudi are all API 6A certified. The majority of manufacturing is currently being done in Singapore and Indonesia.

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

As the Surface Wellhead and Christmas Tree designs meet international specifications, they can be sold and used in any geographical location where oil and gas drilling and production take place. Currently, our distribution is focused on Southeast Asia, predominantly in Indonesia, with Indonesia accounting for 82% and 87% of our distribution of Surface Wellhead & Christmas trees for the years ended March 31, 2025 and March 31, 2026, respectively. As of the date of this annual report, OMS (Indonesia) holds a substantial market share in the supply of surface wellheads and Christmas trees in western Indonesia. As the supply contract with Pertamina Hulu Rokan in Sumatra is still active, our market share remains unchanged.

During the year we also have successes in winning orders in Pakistan, for MOL Pakistan Oil & Gas Co. B.V. and also for Orient Petroleum Inc. For MOL Pakistan Oil & Gas Co. B.V., it was their first smart intelligent wellhead installation and for Orient Petroleum Inc, it will be the first full wellhead and Christmas tree system in Pakistan for the Group. As an on-going business, we have received approximately $1 million orders for Oman.

OMS (Saudi) has also been awarded the American Petroleum Institute’s (API) Specification 6A certification. This achievement extends our network of API Spec 6A-certified facilities, positioning the Group to capture new high-value contracts and expand its market share in one of the world’s most technically demanding upstream markets. This is part of the diversification of the Saudi operation's capability, not just focusing on Specialty Connectors and Pipes.

Packers and Bridge Plugs

OMS (Indonesia), has earned the American Petroleum Institute’s API Spec 11D1 certification and expanded its product offerings with certified, self-developed and self-manufactured packers, a critical component in petroleum and natural gas operations. This milestone underscores our commitment to industry-leading standards and strengthens its ability to win new business in competitive oilfield markets.

API Spec 11D1 defines design, manufacturing, testing and quality control standards for packers and bridge plugs, ensuring equipment can handle high-stress conditions and enhancing trust and confidence among operators and service companies. With the API Spec 11D1 certification, OMS (Indonesia) will augment its self-manufactured product portfolio of API-6A-certified surface wellheads and Christmas trees with full-scale product design, qualification, and manufacturing of retrievable mechanical and hydraulic packers. These components can be seamlessly integrated with our surface wellhead systems as well as other manufacturers’ equipment, offering customers flexible, high-performance solutions and creating diverse revenue opportunities.

Since qualification, we have received orders from Medco Indonesia and continue to pursue new opportunities.

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

For the year ended March 31, 2025, ARAMCO accounted for 67% of our revenue. For the financial year ended March 31, 2026, ARAMCO accounted for 57% of our revenue.

We also have the following agreements with the key customer:

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

Our procurement strategy is tailored to meet the dynamic demands of the oilfield services and products market. Our dedicated procurement team proactively engages in negotiations with suppliers to secure advantageous terms prior to finalizing purchases. Our product line necessitates a diverse range of steel grades. We employ a rigorous supplier selection process based on qualifications and capabilities. To ensure consistent performance, we conduct regular audits of our suppliers. The Company has established comprehensive procedures for selecting, approving, and evaluating suppliers. To meet the unique specifications of each client, we meticulously select the appropriate steel type. We employ various manufacturing techniques to transform raw materials into finished goods, consistently meeting our customers’ exacting quality standards. We source our raw materials from multiple suppliers, strategically consolidating purchases among our top vendors to optimize costs and improve delivery terms. Our procurement approach maintains flexibility, allowing us to source materials from different suppliers based on factors such as technical capability, pricing, lead times, and end-user specifications. For the financial year ended March 31, 2026 we had 2 suppliers that accounted for more than 10% of our Group's total purchases. These 2 suppliers receive orders from our Saudi Arabia subsidiary to support the Specialty Connector and Pipe product sold locally:

Number	Supplier Name	Raw Material	% of financial year ended March 31, 2026 total purchase
1	Global Pipe Company	Conductor pipe	29%
2	National Pipe Company Ltd	Conductor pipe	12%

For the year ended March 31, 2025, we had two suppliers that accounted for more than 10% of our cost of revenue:

Number	Supplier Name	Raw Material	% of financial year ended March 31, 2025 total purchase
1	Marubeni-Itochu Tubulars Asia Pte Ltd	Conductor pipe	38%
2	Global Pipe Company	Conductor pipe	21%

In KSA, OMS (Saudi) does not have a long-term contractual arrangement with Global Pipe Company, National Pipe Company Ltd or any other suppliers, and the suppliers provide the goods on an as needed basis. OMS (Saudi) engages with Global Pipe Company and National Pipe Company Ltd through requesting for quotations and purchase orders (“PO”). The PO terms are mainly limited to price, which is payable in Saudi Riyals or USD unless otherwise agreed, payment, insurance, delivery, acceptance, packing and quality of the supplied goods.

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

RESEARCH AND DEVELOPMENT

As of the date of this annual report, our research and development team consists of 21 employees who belong to the engineering department based in Singapore and Indonesia. This function is a key asset to the Company as it provides us with advancements of our current products as well as designing new products to meet ever-evolving market needs. We have invested in testing bays, thermal chambers and equipment to ensure we have the capability to qualify our product to meet the industry qualification standards plus meeting customers’ requirements. We also partner with reputable testing centers in the USA, such as Stress Engineering, Yarmouth Research & Technology and in Singapore with DNVGL to support our qualification needs. We will continue expanding our research and development capabilities to support new product development and qualification requisites.

We have previously made strategic investments (S$1.1 million) in Additive Manufacturing (AM) and are collaborating with the Singapore Institute of Manufacturing Technology (SIMTech) to explore innovative ways to enhance our products, assess new technology, optimize supply chain processes, and explore ESG (environmental, social and governance) and sustainability. We have a joint project with SIMTech/NAMIC (National Additive Manufacturing Innovation Cluster) on using additive manufacturing to develop a metallic seal for our high-pressure-high temperature (HPHT) gate valves. We have also signed a Research and Collaboration Agreement (RCA) with Nanyang Technological University (NTU) for a fatigue analysis of metal, welded and additive manufactured parts.

For the year ended March 31, 2026, we have also collaborated with Agency for Science, Technology and Research (A*STAR) on research studies for the following areas:

•
Feasibility study and pilot evaluation on Sensorization, Anomaly Detection & Quality Monitoring for our Computer Numerical Control (CNC) machines. This project will be looking at potential automation and Artificial Intelligence in the future;
•
Energy Efficiency Monitoring and Analytics System (E2MAS); and
•
Spent coolant regeneration and phosphating tank vapour analysis.

In addition, we have also collaborated with ASTrio Pte Ltd, a SIMTech authorised partner to develop machine connectivity and integrated Overall Equipment Effectiveness monitoring system for our CNC machines.

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

In terms of our surface wellhead systems, we are developing an “SBR” Metal Seal Ring for high pressure and high temperature (HPHT) application. The objective of this metal seal is to safely use this seal in a working environment of up to 15,000 PSI, which will also require the development of a range of materials suitable for working environments up to 3,500F and the ability to seal against both hydro fluid and gas production. We are also working on improving our flow control design in safety actuators and chokes in our Christmas Tree product line. By having our own design and products in-house, we are able to improve our service, supply chain and costs.

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

We have a presence in six jurisdictions with 11 manufacturing facilities. Our manufacturing facilities, with a total area exceeding 200,000 square meters, provides our Company and our customers with a broad geographic footprint. Our strategic locations enable us to provide sales services with shorter lead-times and give us the opportunity to perform inspection and maintenance services for our customers.

High-quality and diverse customer base.

Since the inception of our business in 1972, we have developed stable relationships with our key suppliers and customers in each region where we operate. For the fiscal years ended March 31, 2026 and March 31, 2025, and the period from April 1, 2023 through March 31, 2024, our top five customers accounted for 77%, 83% and 80% of the total sales, respectively, and have longstanding business relationships with us. Additionally, we have served over 200 customers across our major regions in Asia Pacific and MENA. These customers include major, independent & national oil companies, drilling contractors, E&P and oilfield service providers and even some of our competitors can also be customers.

Strong free cash flow capabilities and balance sheet.

We are a returns-focused company that prioritizes disciplined cost and capital expenditure decisions. We expect our production facilities will require minimal capital expenditures for maintenance on an annual basis, enabling us to generate strong free cash flow. The result of this returns-focused approach allows us to maintain a strong balance sheet and ample financial liquidity, permitting continued research and development activities, supporting our organic growth as well as evaluating select strategic acquisitions. As of March 31, 2026, we had $152.0 million of cash and cash equivalents, excluding restricted cash while outstanding debt is nil.

Experienced and knowledgeable management team.

We have an experienced management team led by Mr. How Meng Hock, who has over 30 years of experience in the in the upstream drilling and production sector, ranging from operations, supply chain management, commercial functions and business development. He has been our CEO for the past 10 years. He previously worked for large multi-national oilfield services companies. The management team also has an average of 25 years in the upstream oil and gas sector.

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

Expand business and operations through acquisitions, joint ventures and/or strategic alliances

As of March 31, 2026, our Group holds a sizeable market share in supplying wellheads and Christmas trees to western Indonesia. This is significant as Indonesia aims to achieve crude oil lifting of 1 million barrels per day (bpd) and gas lifting of 12 billion cubic feet (Bcf) per day by 2030.

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

D.
Property, plant and equipment

Our principal executive office is located at 10 Gul Circle, Singapore 629566, consisting of approximately 28,957 sqm of industrial and office space. We believe that we will be able to obtain adequate facilities on reasonable terms principally through leasing, to accommodate our future expansion plans if required.

A description of the leased real properties in the jurisdictions we operate in are listed below:

Location	Usage	Lease Period	Rent (per month)	Approximate area
No. 36/19, Moo 5, Plutuang Sub-District, Sattahip District, Chonburi Province	1. Office 2. Warehouse 3. Workshop	May 1, 2024 – April 30, 2027	THB 386,375	8,000 sqm
Moo 3, Plutaluang Sub-District, Sattahip District, Chonburi Province	1. Warehouse 2. Storage yard	August 1, 2024 – July 31, 2026	THB 245,000	11,284 sqm
No. 160/6, Moo 1, Hua Khao Sub-District, Singhanakhon District, Songkhla Province	1. Office 2. Warehouse 3. Workshop	March 1, 2025 – February 28, 2028	THB 541,568.40	11,200 sqm
No. 169/20, Moo 1, Hua khao Sub-District, Singhanakhon District, Songkhla Province	1. Warehouse 2. Workshop 3. Storage yard	August 1, 2024 – July 31, 2027	THB 120,000	4,800 sqm
No. 141/18 Suppasanrangsan Road, Tambol Hatyai, Amphur Hatyai, Songkhla 90110 Thailand	Storage yard	August 1, 2025 – July 31, 2027	THB 300,000	9,275 sqm
Modon, 0300J01:001-001 Damam Third Industrial Zone, Damam, Saudi Arabia	1. Office 2. Warehouse 3. Workshop 4. Storage yard	20 years, commencing on 02/09/1439HJ (equivalent to May 17, 2018 in Gregorian calendar)	First year rent: SAR 260,592 Monthly rent until production start: SAR 86,864 Annual rent: SAR260,592	86,864 sqm
Lots 84/85, Light Industrial Area, Sungai Bera, Anduki, Seria KB1933, Brunei Darussalam	1. Office 2. Warehouse 3. Workshop	20 years commencing from March 3, 2017	First 6 years rent: BND22,000 monthly From and including 7th year: BND55,524 annually	7,932 sqm
Lot 91, Light Industrial Area, Sungai Bera, Anduki, Seria KB1933, Brunei Darussalam	Storage yard	20 years commencing from September 1, 2018	BND28,847.00 annually	4,121 sqm
Unit No 50-10-10, Level 10, Wisma UOA Damansara, No 50 Jalan Dungun, Damansara Heights, 50490 Kuala Lumpur, Malaysia	Office	September 15, 2025 to September 14, 2027	MYR9,067.50	216 sqm
OY/11/01, OY/11/04 – Phase II and OY/11/01 – Phase II, Kemaman Supply Base, Kemaman, 24007 Terengganu	1. Office 2. Warehouse 3. Workshop 4. Storage yard	January 1, 2025 to December 31, 2028	MYR16,549.40	5,026 sqm
OY75-OMS – Phase II, Kemaman Supply Base, Kemaman, 24007 Terengganu	Storage yard	May 1, 2026 to April 30, 2028	MYR3,341.80	1,078 sqm
Ranca Ranca Industrial Estate, PO Box 80823, 87018 Labuan FT, Malaysia	1. Office 2. Warehouse 3. Workshop 4. Storage yard	January 1, 2017 to December 31, 2026	MYR122,760	27,280 sqm
Lots A3003426, A3003427 and A3003428, 10 Gul Circle, Singapore 629566	1. Office 2. Warehouse 3. Workshop	May 1, 2023 to April 30, 2040	S$41,770.90 (before GST)	28,957 sqm

Jl. Lintas Duri Dumai Km. 7, Pematang Obo Village, Bathin Solapan Sub-District, Bengkalis Duri Regency, Indonesia	1. Office 2. Warehouse 3. Workshop 4. Storage yard

1. Land at the back of the premise: July 1, 2023 – June 30, 2026

2. Land and building at the front of the premise: July 1, 2024 – 30 June, 2026

3. Land & building at the back and front of the premise: July 1, 2026 - 30 June, 2028

			1. Land at the back of the premise: IDR 400,000,000 per year 2. Land and building at the front of the premise: IDR 570,000,000 per year 3. IDR 2,600,000,000 per year	1. Land at the back of the premise: 3,500 sqm 2. Land and building at the front of the premise: 3,000 sqm 3. 11,500 sqm
Klapanunggal Sub-District, Bogor, West Java, Indonesia	1. Office 2. Warehouse 3. Workshop 4. Storage yard	October 1, 2024 – September 30, 2029	First year: IDR 3,002,500,000 Second year: IDR 3,212,677,000 Third until fifth year: IDR 3,437,565,000	Land area: 8,198 sqm Building: 1,857 sqm

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

INVENTORY

As of March 31, 2024, 2025, and 2026, we carried an inventory level of $30.7 million and $32.5 million and $17.2 million respectively. Approximately 96.3%, 44.9% and 73.9% of these inventories were “Work-In-Progress” and “Raw material,” respectively, for our existing backlog. They were predominantly for Singapore and Saudi Arabia’s backlog.

The Company also holds strategic inventory to reduce lead-time to support customers’ urgent requirements. These inventory items normally comprise pipes, bar stock and forgings.

INTELLECTUAL PROPERTY

Our Group’s intellectual property rights are important to its business. As of the date of this annual report, the Group has registered the following trademarks:

Design	Place of Registration	Registered Owner	Registration Number	Class	Registration Date	Expiry Date
Singapore
	Singapore	OMS Oilfield Services Pte. Ltd.	40201600791W	6	January 12, 2016	January 12, 2036
	Singapore	OMS Oilfield Services Pte. Ltd.	40201600795X	37	January 12, 2016	January 12, 2036
	Singapore	OMS Oilfield Services Pte. Ltd.	40201600796S	40	January 12, 2016	January 12, 2036
Thailand
	Thailand	OMS Oilfield Services Pte. Ltd.	181101613	6	January 18, 2013	January 17, 2033
	Thailand	OMS Oilfield Services Pte. Ltd.	Bor73716	37	January 18, 2013	January 17, 2033
	Thailand	OMS Oilfield Services Pte. Ltd.	171124836	40	January 18, 2013	January 17, 2033
Brunei
	Brunei	OMS OILFIELD SERVICES PTE. LTD.	TM/43646	1, 6, 9, 37, 40	September 12, 2014	January 15, 2033
Malaysia
	Malaysia	OMS Oilfield Services Pte. Ltd.	2012059138	6	November 21, 2012	November 21, 2032
	Malaysia	OMS Oilfield Services Pte. Ltd.	2012059147	37	November 21, 2012	November 21, 2032
	Malaysia	OMS Oilfield Services Pte. Ltd.	2012059152	40	November 21, 2012	November 21, 2032
Indonesia
	Indonesia	OMS Oilfield Services Pte. Ltd.	IDM000485133	37	November 30, 2022	January 22, 2033
	Indonesia	OMS Oilfield Services Pte. Ltd.	IDM000485132	40	November 29, 2022	January 22, 2033
	Indonesia	OMS Oilfield Services Pte. Ltd.	IDM000475694	6	November 29, 2022	January 22, 2033

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

Legal Proceedings

Except as described below, we have not been involved in any proceedings, nor have we received notice of any claims regarding infringement of intellectual property rights, whether threatened or pending, in which we may be involved as either a claimant or respondent.

In July 2022, the Zakat, Tax and Customs Authority of Saudi Arabia ("ZATCA") assessed an additional tax liability of approximately US$2.3 million for the year ended March 31, 2017 on OMS Oilfield Services Arabia Limited ("OMSA"), the Company's wholly-owned subsidiary. The Company paid the Assessment under protest in June 2024 in order to benefit from ZATCA's tax amnesty program with respect to late payment penalties, while continuing to dispute the Assessment through the objection process. In December 23, 2025, the competent appeal committee in Saudi Arabia issued its decision in favor of the Company, and the Company was returned the US$2.3 million previously paid under protest on March 12. 2026. The Company does not expect this matter to have a material adverse effect on its business, financial condition or results of operations.

In September 2022 , ZATCA assessed an additional tax liability of approximately US$0.6 million for the year ended March 31, 2019 on OMS Oilfield Services Arabia Limited ("OMSA"), the Company's wholly-owned subsidiary. The Company paid the Assessment under protest in May 2023 in order to benefit from ZATCA's tax amnesty program with respect to late payment penalties, while continuing to dispute the Assessment through the objection process. In January 2025, the Tax Appeal Committee issued its decision in favor of the relevant tax authorities and as of March 31, 2026, this tax dispute matter has been formally concluded. The Company does not expect this matter to have a material adverse effect on its business, financial condition or results of operations.

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

We have been advised by Ogier that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would in certain circumstances recognize and enforce a judgment obtained in the federal or state courts of the United States against the Company without re-examination or re-litigation of matters adjudicated upon, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debt or a liability to pay a liquidated sum for which the judgment has been given; (c) is final, (d) is not in respect of taxes, a fine or a penalty, (e) was not obtained by fraud; and (f) is not of kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Pursuant to Articles 11 and 12 of the Saudi Arabia Royal Decree No. M53/1433 related to the Saudi Arabia Execution Law (Saudi Arabia Cabinet Decision No. 261/1433 On the Approval of the Execution Law, as amended) (“Enforcement Law”), the Courts of KSA will recognize and enforce foreign judgments and arbitral awards, provided that the procedural requirements outlined in Article 11 and 12 of the Enforcement Law in relation to the enforcement of the foreign judgment/foreign arbitral award, respectively have been satisfied, which are set out as follows:

(a) KSA courts must not have jurisdiction to decide the dispute and the judgment was issued by a court of competent jurisdiction according to the law of the jurisdiction in which it was issued;

(b) Reciprocity must be established between KSA and the jurisdiction in which the award/judgment is issued;

(c) the parties were duly summoned to appear and were duly represented at the proceedings;

(d) the judgment is res judicata according to the law of the jurisdiction of the courts in which it was issued;

(e) The award/judgment does not conflict with a judgment which was previously rendered in KSA; and

(f) the award/judgment, should not be under sole jurisdiction of KSA the arbitral award/judgment must not violate KSA public policy.

Brunei

The principal legislation relating to the enforcement of foreign judgments in Brunei is the Reciprocal Enforcement of Foreign Judgments Act 2000 Cap. 177 (“REFJA”). REFJA provides for the enforcement of foreign judgments in Brunei obtained in countries which afford reciprocal treatment to the judgments obtained in Brunei, which currently includes only High Court judgments from Singapore and Malaysia.

REFJA therefore does not apply to a judgment obtained from the United States. As such, judgments obtained in the United States may only be recognized and enforced in Brunei through the common law doctrine provided that such judgment —

a) is final and conclusive and was expressed to be for a fixed sum of money;

b) was given by a court of law of competent jurisdiction;

c) was not procured by fraud and the proceedings in which such judgments were obtained were conducted in accordance with principles of natural justice;

d) if enforced, would not be contrary to the public policy of Brunei.

Thailand

At present, Thailand is not a party to any treaties, conventions or agreements with the United States, permitting the recognition or enforcement of judgments or orders rendered by the United States courts in Thailand. Furthermore, there are no specific Thai laws or regulations governing the enforcement or recognition of any judgments or orders rendered by foreign courts in Thailand. Therefore, foreign judgments or orders are unenforceable and are not binding in Thailand. As a result, a new civil proceeding must be initiated in Thailand.

In 1918, the Thai Supreme Court rendered a decision that laid down the rule in which the Thai courts may use the foreign judgment as evidence when conducting the legal proceeding as follows:

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

Our products are also exported to jurisdictions outside of those in which we operate, including countries in North and West Africa. Beyond SWS and OCTG products, we also offer premium threading services in five of the six jurisdictions in which we operate, which five jurisdictions are Indonesia, Malaysia, Thailand, Brunei and Singapore. For the years ended March 31, 2026 (Successor) and March 31, 2025 (Successor), period from June 16, 2023 through March 31, 2024 (Successor), and period from April 1, 2023 through June 15, 2023 (Predecessor), these three categories constituted 90%, 93%, 93% and 87% of our revenue, respectively.

Different Basis of Accounting — It is important to note that the periods presented were prepared under different bases of accounting. The Predecessor period from April 1, 2023 through June 15, 2023 was prepared under the previous reporting structure before the MBO, whereas the Successor periods from June 16, 2023 through March 31, 2024, and the years ended March 31, 2025 and March 31, 2026 were prepared under our current reporting structure. As a result, direct comparisons between these Predecessor and Successor periods may not be indicative of our financial performance had both periods been presented under the same basis of accounting. Investors should consider this difference when evaluating the fluctuations in our revenue, gross margin, and net profit.

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

We are dependent on our major customers’ demand for our products and services

Our sales generated from our top five customers were approximately 77%, 83% and 80% of our revenue for the years ended March 31, 2026 and March 31, 2025, and for the period from April 1, 2023 to March 31, 2024, respectively. Accordingly, our revenue is significantly influenced by the demands of our major customers, which are driven by numerous factors, including our ability to meet the technical, quality and pricing requirements of our customers, as well as certain inherent risks beyond our control such as industry consolidation or changes in the political, regulatory, business conditions and financial resources, that may affect their purchases from us. We have established and continue to nurture a stable business relationship with our major customers, and we have longstanding business relationships with our top 5 customers. Additionally, we have also actively invested resources to set up manufacturing footprints to be close to our major customers and provide timely and efficient after-sales market services. However, there is no assurance that we can be successful in retaining all our existing customers to meet their future demands nor replace their contracts with similar size or profitability. Consequently, the loss of one or more of our major customers could have a material adverse effect on our business, results of operations and financial conditions.

Our business and operations may be affected by our ability to enter into or renew existing license agreements

One of our core business operations in offering premium threading services is affected by our ability to enter into or renew existing licensing agreement with our licensors to apply or use their technical information and know-how, intellectual properties (such as trademarks, tradenames, and patents), including to receive technical support and assistance related there to, in connection with manufacture, reconstruction or repair, and/or domestic sale (as the case may be) of our products and services. For the years ended March 31, 2026 (Successor) and March 31, 2025 (Successor), the period from June 16, 2023 through March 31, 2024 (Successor), and the period from April 1, 2023 through June 15, 2023 (Predecessor), the premium threading services contributed approximately 21%, 18%, 19% and 42% of our revenue, respectively. In the future, we may need to obtain additional licenses or renew existing license agreements to achieve continued growth of our business. There can be no assurance that these license agreements can be obtained or renewed on acceptable terms, or at all. Further, any disputes with our licensing partners with respect to such agreements could narrow the scope of our rights to the relevant intellectual property, increase our obligations under such agreements, or restrict our ability to develop and market our current product and service offerings. Any of these events could adversely impact our business, results of operations and financial conditions.

Effect of Business Combination on our Financial Statements

As a result of the management buyout and the application of IFRS 3 — Business Combination, our assets and liabilities were adjusted to their estimated fair market values as of June 16, 2023, the closing date of the management buyout. These adjusted valuations resulted in an increase in depreciation and amortization expenses, due to the increased carrying value of our assets and the related increase in depreciation of tangible assets and amortization of our intangible assets. The business combination of the Group on June 16, 2023 had material impact on the Successor’s result of operations for the period from June 16, 2023 through March 31, 2024, as the Successor recognized a bargain purchase gain of $49.4 million as a result of the application of IFRS 3. See “Note 2.2(e)” to our consolidated financial statements included elsewhere in this annual report and “Critical accounting estimates — business combination.”

The financial information presented in this annual report and the audited financial statements included in this annual report include a black line division to indicate that the Successor and Predecessor periods have applied different bases of accounting and are not comparable.

Results of Operations

Comparison of Results for the years ended March 31, 2026 (Successor) and March 31, 2025 (Successor).

The following table sets forth a summary of our consolidated results of operations for the periods indicated in absolute amount of its total revenue.

	Successor	Successor
	For the year ended March 31, 2026	For the year ended March 31, 2025
	US$’000	US$’000
Revenue – third parties	155,910	203,607
Cost of revenue – third parties	(108,680)	(134,620)
Gross profit	47,230	68,987

Selling, general and administrative expenses	(12,373)	(9,122)
Operating profit	34,857	59,865

Other income, net – third parties	349	246

Finance income – third parties	3,500	339

Finance income – related parties	93	—

Finance cost – third parties	(404)	(284)

Profit before tax	38,395	60,166
Income tax expense	(4,517)	(13,189)
Net profit	33,878	46,977

Revenue

We generate revenue primarily from (i) sale of oilfield equipment products, and (ii) rendering of premium threading and other ancillary services. Sale of oilfield equipment products include specialty connectors and pipes, surface wellhead and Christmas tree. Our other ancillary services include machining services for oil country tubular goods, repair and remanufacture services, inspection services and engineering and testing services. Our revenue was $203.6 million for the year ended March 31, 2025 and $155.9 million for the year ended March 31, 2026.

For the year ended March 31, 2026, Saudi ARAMCO accounted for 57% of our total revenue. Given the significance of this customer to our overall business, our financial performance is substantially dependent on the continued demand from ARAMCO. Any reduction in orders, changes in ARAMCO’s procurement policies, operational disruptions, or broader industry downturns affecting ARAMCO could have a material adverse impact on our revenue and profitability. We acknowledge that our high reliance on a single customer presents a customer concentration risk, and we are actively working to diversify our customer base by expanding sales to other major oil and gas operators in MENA, Asia Pacific, and other international markets. While ARAMCO remains a key strategic partner, we are pursuing initiatives to strengthen relationships with other clients in order to reduce dependency on any one customer.

The following table sets forth our revenue by categories for the periods indicated.

	Successor	Successor
	For the year ended March 31, 2026	For the year ended March 31, 2025
	US$’000	US$’000
Revenue
Sale of oilfield equipment products
Specialty connectors and pipes	96,065	143,091
Surface wellhead and Christmas tree	10,869	8,675
Rendering of premium threading and other ancillary services
Premium threading services	33,443	36,832
Other ancillary services	15,533	15,009
Total Revenue	155,910	203,607

Our revenue for specialty connectors and pipes was $143.1 million for the year ended March 31, 2025 and $96.1 million for the year ended March 31, 2026. The decrease was mainly driven by a drop in our sales of specialty connectors and pipes in Saudi Arabia. In the previous fiscal year 2025, we received exceptionally high call-off orders under long-term customer contracts. Call-off orders enable customers to order products and services when needed, using pre-agreed terms that vary from customer to customer. If we were to exclude Saudi Arabia, the revenue from specialty connectors and pipes was $4.6 million for the year ended March 31, 2026, an increase from $2.5 million for the year ended March 31, 2025 primarily contributed by higher export sales to the United Arab Emirates, Pakistan and Indonesia. These orders highlight OMS's successful geographic expansion and capability to deliver high-quality products across new markets.

Our revenue for surface wellhead and Christmas tree was $8.7 million for the year ended March 31, 2025 and $10.9 million for the year ended March 31, 2026. The change was supported by stronger demand from a major customer in Indonesia, driven by increased oil and gas production activity. During the year ended March 31, 2026, we have also penetrated into new markets where we secured our first customers in Pakistan & Angola.

Our revenue from rendering of premium threading services was $36.8 million for the year ended March 31, 2025 and $33.4 million for the year ended March 31, 2026. The slight decrease was mainly attributable to reduced oil and gas production in Malaysia and Singapore, while Indonesia and Thailand ramped up their rig activities.

Our revenue generated from other ancillary services was $15.0 million for the year ended March 31, 2025 and $15.5 million for the year ended March 31, 2026. There were no significant changes in the revenue due to relatively stable level of repair and inspection services demand across our oil and gas customers in the countries we operate in.

The following table sets forth our revenue by operating markets for the periods indicated.

	Successor	Successor
	For the year ended March 31, 2026	For the year ended March 31, 2025
	US$’000	US$’000
Revenue
Saudi Arabia	91,761	141,084
Singapore	19,267	19,407
Malaysia	12,781	15,265
Thailand	13,308	11,399
Indonesia	15,677	13,555
Others	3,116	2,897
Total revenue	155,910	203,607

In terms of revenue by operating markets, revenue from Saudi Arabia was the largest growth driver and contributor. Our revenue from Saudi Arabia was $141.1 million for the year ended March 31, 2025 and $91.8 million for the year ended March 31, 2026. The change was primarily attributable to exceptionally high call-off orders under long-term customer contracts in Saudi Arabia in the previous fiscal year 2025.

Our revenue from Singapore was $19.4 million for the year ended March 31, 2025 and $19.3 million for the year ended March 31, 2026. The change was due to softer demand in premium threading and engineering services, offset by higher export sales of specialty connectors and pipes to the United Arab Emirates and Pakistan.

Our revenue from Malaysia was $15.3 million for the year ended March 31, 2025 and $12.8 million for the year ended March 31, 2026. The change was due primarily from decrease in demand for premium threading and other ancillary services within Malaysia.

Our revenue from Thailand was $11.4 million for the year ended March 31, 2025 and $13.3 million for the year ended March 31, 2026. The change was mainly driven by expanded service engagements with existing clients, supported by increased production activity across the oil and gas sector.

Our revenue from Indonesia was $13.6 million for the year ended March 31, 2025 and $15.7 million for the year ended March 31, 2026. The change was driven primarily by stronger demand from a major customer in Indonesia, driven by increased oil and gas production activity.

Our revenue from other markets was $2.9 million for the year ended March 31, 2025 and $3.1 million for the year ended March 31, 2026. There were no significant changes observed.

Backlog

As of March 31, 2026, the Company’s backlog was $60.7 million, compared with $102.0 million for the year ended March 31, 2025. Our consistent strong backlog reflects continued customer demand and underpins OMS's near-term business outlook.

Backlog represents the estimated revenue that have not yet been fulfilled by the Company and for which the expected timing of delivery will be within the next 12 months. As a result, the backlog have not been recognized as revenue.

Backlog is an operating metric that provides management with valuable insight into the Company's future revenue pipeline. It enables the Company to assess the effectiveness of its business strategies, support budgeting and resource allocation decisions, and facilitate meaningful comparisons with peer companies that utilize similar performance metrics.

Cost of revenue

The cost of revenue primarily consists of personnel costs, material, supplies and subcontracting costs, royalties, freight costs, equipment costs and other associated direct costs. Our cost of revenue was $134.6 million for the year ended March 31, 2025 and $108.7 million for the year ended March 31, 2026.

The following table sets forth our cost of revenue by categories for the periods indicated.

	Successor	Successor
	For the year ended March 31, 2026	For the year ended March 31, 2025
	US$’000	US$’000
Cost of revenue
Sale of oilfield equipment products
Specialty connectors and pipes	67,602	97,678
Surface wellhead and Christmas tree	7,790	6,511
Rendering of premium threading and other ancillary services
Premium threading services	23,988	22,495
Other ancillary services	9,300	7,936
Total cost of revenue	108,680	134,620

Our cost of revenue for specialty connectors and pipes was $97.7 million for the year ended March 31, 2025 and $67.6 million for the year ended March 31, 2026. The change was in line with the decrease in revenue generated from Specialty Connectors and Pipes.

Our cost of revenue for surface wellhead and Christmas tree was $6.5 million for the year ended March 31, 2025 and $7.8 million for the year ended March 31, 2026. The increase mainly reflected higher production activity which drove the sales volume upwards and higher raw material prices sourced out from China.

Our cost of revenue from rendering of premium threading services was $22.5 million for the year ended March 31, 2025 and $24.0 million for the year ended March 31, 2026. Despite lower revenue from premium threading services, cost of revenue has increased mainly due to higher variable licensing cost rates and common fixed cost remain relatively at the same level.

Our cost of revenue generated from other ancillary services was $7.9 million for the year ended March 31, 2025 and $9.3 million for the year ended March 31, 2026. The increase was mainly driven by a higher subcontracting cost and higher consumable prices incurred.

The following table sets forth our cost of revenue by operating markets for the periods indicated.

	Successor	Successor
	For the year ended March 31, 2026	For the year ended March 31, 2025
	US$’000	US$’000
Cost of revenue
Saudi Arabia	64,062	96,515
Singapore	13,368	9,566
Malaysia	8,176	8,445
Thailand	10,238	8,989
Indonesia	10,873	9,242
Others	1,963	1,863
Total cost of revenue	108,680	134,620

Our cost of revenue from Saudi Arabia was $96.5 million for the year ended March 31, 2025 and $64.1 million for the year ended March 31, 2026. The change was mainly due to reduced consumption of raw materials, consumables and subcontracting services, in line with the decrease in sales volume for specialty connectors and pipes.

Our cost of revenue from Singapore was $9.6 million for the year ended March 31, 2025 and $13.4 million for the year ended March 31, 2026. The change was due to increase in raw material and subcontracting costs, as well as other fixed costs despite a slight decline in revenue.

Our cost of revenue from Malaysia was $8.4 million for the year ended March 31, 2025 and $8.2 million for the year ended March 31, 2026. The change was driven by lower sales volume.

Our cost of revenue from Thailand was $9.0 million for the year ended March 31, 2025 and $10.2 million for the year ended March 31, 2026. The change was in line with the increase in revenue generated by Thailand.

Our cost of revenue from Indonesia was $9.2 million for the year ended March 31, 2025 and $10.9 million for the year ended March 31, 2026. The increase was mainly due to higher raw material and subcontracting expenses, reflecting increased activity associated with the increase in revenue in Indonesia.

Our cost of revenue from other markets was $1.9 million for the year ended March 31, 2025 and $2.0 million for the year ended March 31, 2026. There were no significant changes observed.

Gross profit

Our gross profit was $69.0 million for the year ended March 31, 2025, and $47.2 million for the year ended March 31, 2026. Our gross profit margin was 33.9% for the year ended March 31, 2025 and 30.3% for the year ended March 31, 2026. OMS maintained a healthy gross margin despite a lower sales volume, reflecting continued cost discipline, operational efficiency and customer engagement.

Selling, general and administrative expenses

Selling, general and administrative expenses consisted primarily of personnel cost, transportation and logistics, premise related expenses, legal and professional fees, sales and marketing and insurances. Our selling, general and administrative expenses was $9.1 million for the year ended March 31, 2025 and $12.4 million for the year ended March 31, 2026. The increase was primarily due to additional post-IPO compliance costs and cybersecurity readiness initiatives.

Other income/(expense), net

Other income/(expense), net primarily consisted of net gain on fair value changes of financial liabilities at fair value through profit or loss. For the year ended March 31, 2025, our other income, net was $0.2 million. For the year ended March 31, 2026, our other income, net was $0.3 million. Other income remained relatively stable.

Finance income

Finance income primarily consisted of interest income from banks and a related party. Our finance income was $0.3 million for the year ended March 31, 2025 and $3.6 million for the year ended March 31, 2026. The change was mainly due to the increase in interest income from fixed deposits placed with the banks.

Finance costs

Finance costs primarily consisted of interest expenses from bank loans, interest expense from lease liability and interest expense from defined benefit plans. Our finance costs was $0.3 million for the year ended March 31, 2025 and $0.4 million for the year ended March 31, 2026. The change was mainly due to a higher lease-related interest expense, as we entered into a long-term lease in Singapore in December 2024, resulting in lower interest recognized in the prior year versus a full year in the current year.

Income tax expense

Our income tax expense was $13.2 million for the year ended March 31, 2025 and $4.5 million for the year ended March 31, 2026. While there were lower taxes in line with lower profits in the current fiscal year, one other significant matter contributed to the decrease where the tax authority in Saudi Arabia previously assessed an additional tax liability of approximately US$2.3 million on the Company’s wholly-owned subsidiary, OMS Oilfield Services Arabia Limited, for the year ended March 31, 2017. On December 23, 2025, the Appeal Committee issued its decision in favor of the Company with respect to the tax assessment, and the Company has since recovered the US$2.3 million previously paid under protest, resulting in a tax gain in the current fiscal year.

Net profit for the year

As a result of the foregoing, our net profit was $47.0 million for the year ended March 31, 2025 and $33.9 million for the year ended March 31, 2026.

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

Key Non-IFRS Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key non-IFRS financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. However, the definitions of our non-IFRS financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-IFRS financial measures have certain limitations in that they do not include the impact of certain expenses reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-IFRS financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with IFRS.

We compensate for these limitations by providing a reconciliation of these non-IFRS financial measures to the related IFRS financial measures under the section titled “—Reconciliation of Non-IFRS Financial Measures.” We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-IFRS financial measures in conjunction with their respective related IFRS financial measures.

Adjusted EBITDA

Adjusted EBITDA in 2026 was $41.2 million, compared with $64.1 million for the year ended March 31, 2025.

Adjusted EBITDA is calculated as net profit for the period adjusted to exclude: (i) income tax expense, (ii) other income, net, (iii) finance income, (iv) finance cost and (v) depreciation and amortization, including lease depreciation.

Adjusted EBITDA shows a clearer picture of the earnings generated from its operations by excluding the impact of non-cash items, financing costs and income, taxes and other items not considered indicative of the Company's core operating performance, providing management and investors a clearer metric to evaluate profitability and cash generation capability of the Company's operations.

Adjusted Free Cash Flow

Adjusted free cash flow in 2026 was $52.5 million, compared with $37.6 million for the year ended March 31, 2025.

Adjusted Free Cash Flow is defined as net cash flows from operating activities less capital expenditures including acquisition of property, plant and equipment and acquisition of intangible assets, plus proceeds from sale of property, plant and equipment. This measure assesses the Company's capital efficiency by deducting the cash required to purchase, replace and upgrade the machineries, equipment and systems to keep the production lines running.

Reconciliation of Non-IFRS Financial Measures

The following tables provide reconciliations of Adjusted EBITDA and Adjusted Free Cash Flow.

	For the years ended, March 31,
	2026	2025
	US$'000	US$'000

Net profit	33,878	46,977
Income tax expense	4,517	13,189
Other income, net	(349)	(246)
Finance income	(3,593)	(339)
Finance cost	404	284

Operating profit	34,857	59,865
Depreciation and amortization	6,366	4,207

Adjusted EBITDA (Non-IFRS)	41,223	64,072
Adjusted EBITDA margin (Non-IFRS)	26.4%	31.5%

	For the years ended, March 31,
	2026	2025
	US$'000	US$'000

Net cash provided by operating activities	54,118	40,502

Less: Capital expenditure
- Acquisition of property, plant and equipment	(1,114)	(2,863)
- Proceeds from sale of property, plant and equipment	2	-
- Acquisition of intangible asset	(523)	-

Adjusted Free Cash Flow (Non-IFRS)	52,483	37,639

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

As of March 31, 2026 and March 31, 2025, our cash and cash equivalents, excluding restricted cash, amounted to approximately $152.0 million and $73.0 million, respectively, and our current assets were $198.2 million and $124.9 million, respectively, and our current liabilities were $29.8 million and $24.5 million, respectively. For the year ended March 31, 2026, we generated operating profit and net profit of $34.9 million and $33.9 million, respectively, and our cash provided by operations was $54.1 million. For the year ended March 31, 2025, we generated operating profit and net profit of $59.9 million and $47.0 million, respectively, and our cash provided by operations was $40.5 million.

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

Cash Flows Analysis

For the year ended March 31, 2026 (Successor) and March 31, 2025 (Successor)

The following table sets forth a summary of our cash flows for the periods indicated.

	Successor	Successor
	For the year ended March 31, 2026	For the year ended March 31, 2025
	US$’000	US$’000
Net cash provided by operating activities	54,118	40,502
Net cash used in investing activities	(2,035)	(2,862)
Net cash provided by/(used in) financing activities	26,980	(8,059)
Effect of foreign exchange on cash, cash equivalents and restricted cash	(592)	820
Net increase in cash, cash equivalents and restricted cash	78,471	30,401
Cash, cash equivalents and restricted cash at beginning of year	75,831	45,430
Cash, cash equivalents and restricted cash at end of year	154,302	75,831

Operating Activities

Our net cash provided by operating activities was $40.5 million for the year ended March 31, 2025. Our net cash provided by operating activities was $54.1 million for the year ended March 31, 2026. The changes were primarily due to:

(1)
A decrease in net income after adjusting for non-cash items driven mainly by a decrease in our revenue. Our net income after adjusting for non-cash items was $65.6 million (net income of $47.0 million add adjustments for non-cash items of $18.6 million) for the year ended March 31, 2025 and $40.7 million (net income of $33.9 million add adjustments for non-cash items of $6.8 million) for the year ended March 31, 2026; and

(2)
An increase in trade and other payables as we optimized our working capital management through improved supplier terms and disciplined cash flow controls. Our changes in trade and other payables was a decrease of $32.2 million for the year ended March 31, 2025 and an increase of $12.6 million for the year ended March 31, 2026; and
(3)
Offset by an increase in trade receivables and contract assets, driven by delayed customer payments which extended our collection cycle in the year ended March 31, 2026. Our changes in trade receivables and contract assets were a decrease of $19.7 million for the year ended March 31, 2025 and an increase of $6.2 million for the year ended March 31, 2026; and
(4)
A decrease in inventories as lower customer demand and reduced pre-orders required less inventory levels compared to prior year. Our changes in inventories were an increase of $2.3 million for the year ended March 31, 2025, and a decrease of $16.2 million for the year ended March 31, 2026.

Investing Activities

For the year ended March 31, 2026, net cash used in investing activities was $2.0 million, which primarily consisted of $1.1 million of cash payments for acquisition of property, plant and equipment, $0.5 million of cash payments for acquisition of intangible asset and $0.4 million loan extended to a related party.

For the year ended March 31, 2025, net cash used in investing activities was $2.9 million, which primarily consisted of $2.9 million of cash payments for acquisition of property, plant and equipment.

Financing Activities

For the year ended March 31, 2026, net cash provided by financing activities was $27.0 million which primarily consisted of $30.6 million of proceeds from the issuance of ordinary shares relating to the Group's initial public offering, offset by $1.7 million in payment of offering costs, $0.4 million in interest payment and $1.5 million in payment of lease liabilities.

For the year ended March 31, 2025, net cash used in financing activities was $8.1 million which primarily consisted of $6.5 million repayment of loans and borrowings, $0.3 million in interest payment and $1.3 million in payment of lease liabilities.

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

(5)
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
(6)
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
(7)
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
(8)
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

Contingencies

We may become subject to claims and assessments from time to time in the ordinary course of business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. We accrue liabilities for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. OMS Oilfield Services Arabia Limited (“OMSA”), a wholly-owned subsidiary of the Successor, was previously involved in two tax dispute matters incidental to the ordinary conduct of its business. The tax dispute matters are related to the years ended March 31, 2017 and 2019.

As of March 31, 2026 and March 31, 2025, the Successor’s accrued provision for the outstanding tax dispute matters related to the year ended March 31, 2017 was $0 and $2.3 million, respectively. The Tax Appeal Committee issued its decision in favor of the Company with respect to the tax dispute, and the Company has recovered the US$2.3 million previously paid under protest on March 12, 2026. As of the date of the annual report, this tax dispute matter has been resolved with the relevant tax authorities.

For the years ended March 31, 2026 and March 31, 2025, the Successor’s provision for estimated loss from tax disputes related to the year ended March 31, 2019 was $0 and $0.6 million, respectively. The Tax Appeal Committee issued its decision in favor of the relevant tax authorities. As of the date of the annual report, this tax dispute matter has been concluded with the relevant tax authorities.

Capital Expenditures

We incurred capital expenditures of $1.6 million and $2.9 million for the years ended March 31, 2026 and March 31, 2025, respectively, primarily driven by purchases of property and equipment and intangible asset.

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

Contractual Obligations

As of March 31, 2026

The following table sets forth certain contractual obligations as of March 31, 2026 and the timing and effect that such obligations are expected to have on our liquidity and capital requirements in future periods:

For the year ending March 31,	2027	2028	2029	2030	2031	Thereafter	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Trade and other payables	27,355	—	—	—	—	—	27,355
Lease obligation	1,650	837	529	506	506	4,289	8,317
Total contractual obligations	29,005	837	529	506	506	4,289	35,672

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

Quantitative and Qualitative Disclosures About Market Risks

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, liquidity risk and foreign currency risk. See Note 23 to our consolidated financial statements included elsewhere in this annual report for further details.

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

C.
Research and development, patents and licenses, etc

Our research and development spending totalled $0.06 million, $0.01 million and $0.85 million for the years ended March 31, 2026 and March 31, 2025, and the period from April 1, 2023 through March 31, 2024 respectively.

The following licenses and registrations are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to
License to Operate Factory (Ror.Ngor.4) No. Tor18/2555 for business of welding and threading, and repairing tools and equipment used for oil drilling	Department of Industrial Works, Ministry of Industry of Thailand	October 31, 2026	OMS (Thailand) (Songkhla)
License to Operate Factory (Ror.Ngor.4) No. Por.72/2558 for business of welding and threading	Department of Industrial Works, Ministry of Industry of Thailand	November 10, 2026	OMS (Thailand) (Sattahip)
License to Operate Business for Foreigner No. 17-548-0223-1 for the service businesses with respect to being a contractor for the manufacture and repair of tools and equipment used for drilling, drilling tubular tools, and drilling accessories for petroleum-related activities	Department of Business Development, Ministry of Commerce of Thailand	—	OMS (Thailand) (Songkhla)

Description	Issuing Authority	Expiry Date	Issued to
License to Operate Business for Foreigner No. 1755700262 for the service business with respect to repair of tools and equipment used for drilling, drilling tubular tools, and drilling accessories for petroleum-related activities	Department of Business Development, Ministry of Commerce of Thailand	—	OMS (Thailand) (Sattahip)
Operational License No. OLC-26-06-10002730	Modon — Saudi Authority for Industrial Cities and Technology Zones	June 10, 2027	OMS (Saudi)
Foreign Ownership License	Ministry of Investment in Saudi Arabia	March 1, 2027	OMS (Saudi)

Zakat, Tax, and Customs registration certificate	Zakat, Tax and Customs Authority	July 31, 2027	OMS (Saudi)
Commercial registration certificate	Saudi Ministry of Commerce	15/10/1448HJ (i.e., March 23, 2027)	OMS (Saudi)
Industrial License	Ministry of Industry and Mineralization	10/01/1449HJ (i.e., June 15, 2027)	OMS (Saudi)
Value Added Tax	Zakat, Tax and Customs Authority	NA	OMS (Saudi)
Environmental Operational Permit	National Center for Environmental Compliance	25/10/1449HJ (i.e., March 21, 2028)	OMS (Saudi)
License No. A1/2026, to Import and Store Poisons – “Chemicals for company own use as listed overleaf only”	Department of Pharmaceutical Services, Ministry of Health	December 31, 2026	Awg Au Chuin Yan of OMS (Brunei)
License to Supply Products/Service to Exploration and Oil/Gas Companies in Malaysia(1)	Petroliam Nasional Berhad (Petronas)	January 12, 2028	OMS (Malaysia OpCo).
Business Premises License for the activities of a management office with account number DBKL.JPPP/01124/05/2018/PR01	Kuala Lumpur City Hall	November 25, 2026	OMS (Malaysia OpCo).
Business Premises License for the activities of a factory for steel engineering and signboard with account number L0417020012	Iskandar Puteri Municipal Council	December 31, 2026	OMS (Malaysia OpCo).
Business Premises License for the activities of electrical and mechanical heavy engineering works with account number 0601102930190	Kemaman Municipal Council	December 31, 2026	OMS (Malaysia OpCo).
Business Premises License for the services for the preparation of goods for the oil/gas/liquid industry with account number 07470004T	Labuan Corporation	December 31, 2026	OMS (Malaysia OpCo).
Control of Supplies Act license with Reference number: PBKB/2024/P/T-000140	Ministry of Domestic Trade and Cost of Living	January 11, 2028	OMS (Malaysia OpCo).
Poisons Act Type B (Wholesales license) dated December 4, 2025 with register no JB0108/2026	Ministry of Health	December 31, 2026	Siti Amirah Binti Ahmad Thalith of OMS (Malaysia OpCo).
Permit to purchase, store and use of Sodium Hydroxide dated 1 Jan 2026 with register no. TC0009/2026	Ministry of Health	December 31, 2026	Mohamad Yazid bin Abd Ghani of OMS (Malaysia OpCo).
Poisons Act Type B (Wholesales license) dated November 21, 2025 with register no LB0008/2026	Ministry of Health	December 31, 2026	Rusnah Binti Hammadiya of OMS (Malaysia OpCo).
Business Identification Number (NIB) Business Identification No. 8120018032136 dated October 23, 2018 as amended on March 31, 2023	Minister of Investment/ Head of the Investment Coordinating Board	—	OMS (Indonesia)
Approval of the Environmental Management Capability Statement (Environmental license) dated January 16, 2023	Minister of Environment and Forestry of the Republic of Indonesia	—	OMS (Indonesia)

Description	Issuing Authority	Expiry Date	Issued to
Standards Certificate for KBLI 33122 dated 27 November 2023 as amended on 1 December 2023	Minister of Investment/Head of the Investment Coordinating Board	—	OMS (Indonesia)
Standards Certificate for KBLI 09100 dated 22 September 2024	Minister of Investment/Head of the Investment Coordinating Board	September 24, 2029	OMS (Indonesia) — Jakarta (Bogor)
Standards Certificate for KBLI 09100 dated 6 October 2024	Minister of Investment/Head of the Investment Coordinating Board	October 6, 2029	OMS (Indonesia) — Duri
Industrial Business License for KBLI 24103, 25920, & 28240 dated 29 July 2019 as amended on 8 October 2020	Minister of Industry	—	OMS (Indonesia)
Industrial Business License for KBLI 24103, 25920, & 28240 dated 29 July 2019 as amended on 14 December 2020	Minister of Industry	—	OMS (Indonesia) — Jakarta (Bogor)
Certificate of Factory Registration Receipt No. MOMOS20150001550	Ministry of Manpower of Singapore	—	OMS (Singapore)

Please note that the requirement to hold a Petronas license to carry on petroleum-related activities in Malaysia comes from guidelines issued by Petronas itself, and not from any piece of legislation.

Further, with respect to OMS (Indonesia), there are licenses that are currently still in the process of being obtained, namely the industrial business license, spatial utilization conformity approval, standards certification, and an environmental license. Under Indonesian law, a delay in obtaining these licenses may subject OMS (Indonesia) to certain regulatory penalties.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2026 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and senior management

The following table sets forth the names, ages and titles of our Directors and Executive Officers:

Name	Age	Title
Mr. How Meng Hock	59	Executive Director, Chairman of the Board, and Chief Executive Officer
Mr. Kevin Yeo	40	Chief Financial Officer
Mr. Ng Tse Meng	51	Non-executive Director

Independent Directors:

Name	Age	Title
Mr. Chung Yew Pong (1)(2)(3)	53	Independent Director
Datuk Loo Took Gee (1)(2)(3)	69	Independent Director
Ms. Esther Teh Oun Pheng (1)(2)(3)	47	Independent Director

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

Mr. Kevin Yeo has served as our Chief Financial Officer since March 2024. Having spent 20 years working in the field of accounting and auditing, Mr. Kevin Yeo started his career with KPMG based in Malaysia and Australia for a total of 10 years, focusing on audit and assurance services. He then joined OMS in October 2016 as Group Financial Controller based in Singapore before seconded to Sumitomo Corporation for 2 years, involving himself in Mergers & Acquisitions and Investment Portfolio Management. Mr. Kevin Yeo returned to OMS in August 2021 taking on the role of Risk Management and supported the CEO with the successful execution of a Management-Buy-Out in June 2023. As the Chief Financial Officer of our Group, Mr. Kevin Yeo is involved in the long-term planning and strategy of OMS with the CEO. Mr. Kevin Yeo is a chartered accountant as certified by the Association of Chartered Accountancy Certified Accountants of the United Kingdom and holds a bachelor’s degree in accountancy from Oxford Brookes University.

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

B.
Compensation

Compensation of Directors and Executive Officers

For the financial year ended March 31, 2026, we paid an aggregate of approximately US$605,000 in cash to our Directors and Executive Officers.

As of the date of this annual report, the Company and its subsidiaries has paid US$26,000 for employee pensions, retirement or similar benefits in compliance with local statutory regulations.

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

Under the Independent Directors’ Agreements, the aggregate annual fees that is payable to each of our Independent Directors is US$15,000 to Chung Yew Pong, Datuk Loo Took Gee, and Esther Teh Oun Pheng in cash respectively.

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

D.
Employees

As of the date of this annual report and as of March 31, 2026, we employed 616 workers, 613 are full-time and 3 are part-time workers. As of March 31, 2025, we employed 592 workers, 589 are full-time and 3 are part-time workers. As of March 31, 2024, we employed 637 workers, 634 are full-time and 3 are part-time workers.

The following table sets forth the breakdown of our employees by activity in Singapore:

Function	March 31, 2024	March 31, 2025	March 31, 2026
Management	11	10	11
Finance	6	6	8
Human Resource	2	2	2
IT	3	3	3
Sales & Marketing	9	9	8
Operations	69	72	71
Engineering	15	13	15
Total	115	115	118

The following table sets forth the breakdown of our employees by activity in Malaysia:

Function	March 31, 2024	March 31, 2025	March 31, 2026
Management	2	2	2
Finance	7	7	6
Human Resource	3	3	3
Sales & Marketing	11	10	11
Operations	87	82	82
Engineering	1	1	2
Total	111	105	106

The following table sets forth the breakdown of our employees by activity in Indonesia:

Function	March 31, 2024	March 31, 2025	March 31, 2026
Management	1	1	2
Finance	6	5	5
Human Resource	2	3	3
Sales & Marketing	9	9	9
Operations	136	141	141
Engineering	6	5	6
Total	160	164	166

The following table sets forth the breakdown of our employees by activity in Thailand:

Function	March 31, 2024	March 31, 2025	March 31, 2026
Management	1	1	1
Finance	5	5	5
Human Resource	1	2	2
Sales & Marketing	4	5	5
Operations	68	69	70
Total	79	82	83

The following table sets forth the breakdown of our employees by activity in Saudi Arabia:

Function	March 31, 2024	March 31, 2025	March 31, 2026
Management	1	1	1
Finance	3	4	4
Human Resource	2	2	3
Sales & Marketing	1	2	2
Operations	121	71	87
Engineering	1	1	1
Total	129	81	98

The following table sets forth the breakdown of our employees by activity in Brunei:

Function	March 31, 2024	March 31, 2025	March 31, 2026
Management	1	1	1
Finance	2	2	2
Human Resource	1	2	2
Sales & Marketing	2	2	2
Operations	37	38	38
Total	43	45	45

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

Our country of operations achieves high local content/local employees in meeting local government’s requirements. In Indonesia and Thailand, 100% of our staff are local citizens or permanent residents. In Malaysia 98%, Brunei, 84%, Singapore 56% and Saudi 26% of our staff are local citizens or permanent residents, which enable us to have the advantage of having local industry knowledge when participating in tenders and projects. The company continues to spend resources in continuous upskilling and re-skilling of workforce to improve safety, quality, productivity, and growth. Various policies have been implemented to aid staff development. We have implemented the Employee Health and Well-being policies, Corporate Social Responsibilities, and Internship programs to ensure our staff’s continuing professional development. The group has also implemented an Integrity Code to ensure we always conduct ourselves above board from a personal and business perspective, while emphasizing on a “Speak Up” system where employees are able to raise concerns without fear of retaliation.

E.
Share ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding Ordinary Shares;
•
each of our Executive Officers;
•
each of our Directors; and
•
all of our current Executive Officers and Directors as a group.

The number and percentage of Ordinary Shares beneficially owned is based on 42,448,704 Ordinary Shares, par value of US$0.0001 per share, issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares.

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

Name of Beneficial Owner	Beneficial Ownership of Ordinary Shares(1)	Ownership of Ordinary Shares(2)
Directors and Executive Officers:
How Meng Hock	26,226,060	61.78%
Kevin Yeo	—	—
Ng Tse Meng	922,500	2.17%
Chung Yew Pong	3,334	0.01%
All directors and executive officers as a group (5 persons)	27,151,894	63.96%
5% or Greater Shareholders:
How Meng Hock	26,226,060	61.78%

____________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares. All shares represent only Ordinary Shares held by shareholders as no options are issued or outstanding.
(2)
Calculation based on 42,448,704 Ordinary Shares issued and outstanding as of the date of this annual report.

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

b)
Related party transactions

During the period from June 16, 2023 through March 31, 2024 and for the years ended March 31, 2025 and March 31, 2026, the Successor had no related party transactions.

Goods or services rendered to related parties

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
SC Tubular Solutions (B) Sdn. Bhd.	—	—	—	560
Sumitomo Corporation Asia & Oceania Pte. Ltd.	—	—	—	395
SC Tubular Solutions Malaysia Sdn. Bhd.	—	—	—	260
Revenue – related parties	—	—	—	1,215

All outstanding balances with the related parties are to be settled in cash on 30 days to 60 days’ terms.

Goods or services provided by related parties

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Howco Metals Management Pte. Ltd.	—	—	—	23
SC Tubular Solutions Malaysia Sdn. Bhd.	—	—	—	49
Sumitomo Corporation	—	—	—	3
Cost of revenue – related parties	—	—	—	75

All outstanding balances with the related parties are to be settled in cash on 30 days to 60 days’ terms.

Other income/(expenses)

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Howco Metals Management Pte. Ltd.	—	—	—	38
Sumitomo Corporation	—	—	—	(9)
Other income, net – related parties	—	—	—	29

Finance income

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Sumitomo Corporation Capital Asia Pte. Ltd.	—	—	—	64
Sumitomo Corporation Malaysia Sdn. Bhd.	—	—	—	1
OMS Energy Technologies Pte. Ltd.	93	—	—	—
Finance income – related parties	93	—	—	65

Finance cost

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Sumitomo Corporation Capital Asia Pte. Ltd.	—	—	—	162
Finance cost – related parties	—	—	—	162
c)
Related party balances

As of March 31, 2025 and March 31, 2026, the Successor only had an amount due from OMS Energy Technologies Pte. Ltd. as a related party balance.

Amount due from a related party

	Successor	Successor
	As of March 31, 2026	As of March 31, 2025
	US$’000	US$’000
OMS Energy Technologies Pte. Ltd.	1,984	1,584
	1,984	1,584

During the year ended March 31, 2026, the Successor entered into a loan agreement with OMS Energy Technologies Pte. Ltd. (the "Loan Agreement"). The Loan Agreement is unsecured, bears interest at 1.7% per annum payable in arrears, and is fully repayable on March 31, 2027.

Prior to the execution of the Loan Agreement, the balance outstanding with OMS Energy Technologies Pte. Ltd. was non-interest bearing and was presented in the prior year consolidated balance sheet as "Amount due from a related party." Following the formalisation of the Loan Agreement in the current year, the balance is presented as "Loan due from a related party" as at March 31, 2026. This change in presentation has no impact on the amounts previously reported.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, liquidity risk and foreign currency risk. See Note 23 to our consolidated financial statements included elsewhere in this annual report for further details.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-282986), as amended, including the annual report contained therein, which registered 3,703,704 Ordinary Shares and was declared effective by the SEC on April 28, 2025, for our initial public offering, which completed on May 14, 2025, at an initial offering price of US$9.00 per Ordinary Share. Roth Capital Partners was the representative of the underwriters.

In connection with the issuance and distribution of the Ordinary Shares in our initial public offering, our expenses incurred and paid to others totaled approximately US$4.5 million, which included US$2.5 million for underwriting discounts and commissions. We received an aggregate net proceeds of approximately US$28.9 million from our initial public offering.

None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others.

As of the date of this annual report, we have used $4.4 million. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, management concluded that, as of March 31, 2026, the Company’s disclosure controls and procedures were ineffective due to a material weakness in the Company’s internal control over financial reporting. Specifically, the Company did not maintain a sufficient complement of personnel with an appropriate level of knowledge, experience, and training in International Financial Reporting Standards (“IFRS”) and SEC reporting requirements necessary to appropriately analyse, account for, and disclose complex transactions and prepare and review consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting requirements. In addition, the Company had not maintained comprehensive IFRS accounting policies and procedures documentation.

During fiscal 2026, the Company implemented several remediation measures to address the identified material weakness. These measures included engaging experienced external financial reporting consultants to support management and supplement the Company’s internal finance resources in the preparation and review of the Company’s financial statements and related disclosures in accordance with IFRS and SEC reporting requirements. The Company also developed formal IFRS accounting policies and procedures documentation.

Notwithstanding these remediation efforts, the material weakness continued to exist as of March 31, 2026 because the remediated controls had not operated for a sufficient period of time for management to conclude that such controls were operating effectively.

Management remains committed to remediation of the material weakness and continues to evaluate and enhance its internal control over financial reporting.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2026 due to a material weakness identified in our internal control over financial reporting as described above.

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

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of March 31, 2026.

(d)
Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Marcum Asia CPAs LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended March 31, 2026, 2025 and 2024. Audit services provided by Marcum Asia CPAs LLP for fiscal years ended March 31, 2026, 2025 and 2024 included the examination of the consolidated financial statements of the Company.

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firms, for the periods indicated.

	Year Ended March 31,
Services	2024	2025	2026
	US$	US$	US$
Audit Fees(1) - Marcum Asia CPAs LLP	437,000	488,337	354,600
Total	437,000	488,337	354,600

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we have elected to follow home country practice in Cayman Islands in lieu of Nasdaq Listing Rule 5600, including, Rule 5605(b)(2), Rule 5605(e), Rule 5620(a), Rule 5620(b), Rule 5620(c), Rule 5630(a), Rule 5635(a), Rule 5635(b), Rule 5635(c), and Rule 5635(d), with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to, and did, follow certain home country corporate governance practices instead of otherwise applicable Nasdaq Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Nasdaq Listing Rule 5635(c)

As a company incorporated in the Cayman Islands, the Company has elected to rely on the home county exemption pursuant to Nasdaq Rule 5615(a)(3)(A), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series. The Company has elected to be exempt from the Nasdaq Rule 5635(c) which provides that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

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

ITEM 16K. Cybersecurity

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. Cybersecurity initiatives, risks, and other developments are communicated by risk delegates to our senior management, including the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “moderate relevance” for the Company.

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
1.1**

Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-282986), as amended, initially filed with the SEC on November 4, 2024)

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

4.13*	Form of Purchase order Agreement between OMS (Saudi) and National Pipe Company Ltd, dated March 23, 2025
8.1*	List of Subsidiaries of the Registrant
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

Date: June 25, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of OMS Energy Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of OMS Energy Technologies Inc. and its subsidiaries (“Successor”) (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended March 31, 2026 and 2025, and for the period from June 16, 2023 through March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for the years ended March 31, 2026 and 2025, and for the period from June 16, 2023 through March 31, 2024, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2023.

New York, New York
June 25, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of OMS Holdings Pte. Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of OMS Holdings Pte. Ltd. and its subsidiaries (“Predecessor”) (the “Company”) for the period from April 1, 2023 through June 15, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the period from April 1, 2023 through June 15, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2023.

New York, New York
August 30, 2024

OMS ENERGY TECHNOLOGIES INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

		Successor	Successor
	Note	As of March 31, 2026	As of March 31, 2025
		US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	4	151,985	72,950
Restricted cash, current	5	1,977	1,692
Trade receivables, net	6	18,955	13,467
Contract assets	18	1,732	983
Inventories, net	7	17,155	32,546
Prepayment and other current assets	8	4,441	1,646
Loan due from a related party	22	1,984	1,584
Total Current Assets		198,229	124,868

Non-current assets:
Restricted cash, non-current	5	340	1,189
Right-of-use assets, net	9	7,111	8,086
Property, plant and equipment, net	10	28,535	32,055
Intangible assets, net	11	494	42
Deferred tax assets	21	2,125	2,938
Prepayment and other non-current assets	8	306	1,327
Total Non-Current Assets		38,911	45,637
Total Assets		237,140	170,505

Liabilities
Current Liabilities:
Trade payables and other liabilities	12	27,355	15,070
Tax payable		1,058	8,200
Lease liabilities, current	9	1,374	1,187
Total Current Liabilities		29,787	24,457

Non-current Liabilities:
Employee benefits obligation	15	1,326	827
Lease liabilities, non-current	9	5,067	6,096
Deferred tax liabilities	21	3,496	4,217
Provisions		73	321
Total Non-Current Liabilities		9,962	11,461
Total Liabilities		39,749	35,918

Equity
Share capital	14	4	4
Share premium		100,999	72,648
Retained earnings		90,842	58,634
Accumulated other comprehensive loss		(2,202)	(2,397)
Equity attributable to Shareholders of the Company		189,643	128,889
Non-controlling interests		7,748	5,698
Total equity		197,391	134,587

Total liabilities and equity		237,140	170,505

The accompanying notes are an integral part of these consolidated financial statements.

OMS ENERGY TECHNOLOGIES INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Successor	Successor	Successor		Predecessor
	Note	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024		For the period April 1 through June 15, 2023
		US$’000	US$’000	US$’000		US$’000
Revenue – third parties		155,910	203,607	163,267		16,967
Revenue – related parties		—	—	—		1,215
Total revenue	18	155,910	203,607	163,267		18,182

Cost of revenue – third parties		(108,680)	(134,620)	(114,525)		(13,080)
Cost of revenue – related parties		—	—	—		(75)
Total cost of revenue	19	(108,680)	(134,620)	(114,525)		(13,155)

Gross profit		47,230	68,987	48,742		5,027

Selling, general and administrative expenses	19	(12,373)	(9,122)	(8,574)		(1,790)
Operating profit		34,857	59,865	40,168		3,237

Bargain purchase gain	3	—	—	49,429		—
Other income/(expense), net – third parties		349	246	775		(108)
Other income, net – related parties		—	—	—		29
Total other (expenses)/income, net	19	349	246	50,204		(79)

Finance income – third parties		3,500	339	55		9
Finance income – related parties		93	—	—		65
Total finance income	20	3,593	339	55		74

Finance cost – third parties		(404)	(284)	(915)		(38)
Finance cost – related parties		—	—	—		(162)
Total finance cost	20	(404)	(284)	(915)		(200)

Profit before tax		38,395	60,166	89,512		3,032
Income tax expense	21	(4,517)	(13,189)	(7,424)		(657)
Net profit		33,878	46,977	82,088		2,375

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss
Foreign currency translation differences		660	2,258	(1,701)		(610)
Changes resulting from actuarial remeasurement of employee benefits obligation		(85)	(2)	(33)		(9)
Other comprehensive income/(loss), net of tax		575	2,256	(1,734)		(619)
Total comprehensive income		34,453	49,233	80,354		1,756

Net profit attributable to:
Shareholders of the Company		32,208	44,816	80,880		1,867
Non-controlling interests		1,670	2,161	1,208		508
Net profit		33,878	46,977	82,088		2,375

Total comprehensive income attributable to:
Shareholders of the Company		32,403	46,860	79,184		1,310
Non-controlling interests		2,050	2,373	1,170		446
Total comprehensive income		34,453	49,233	80,354		1,756

Basic and diluted weighted-average shares outstanding	16	42,002,230	37,822,500	36,900,000	*
Basic and diluted earnings per share (as adjusted) (US$)	16	0.77	1.18	2.19

* The shares and per share information are adjusted and presented for the period from June 16, 2023 to March 31, 2024 on a retrospective basis to reflect the Share Reorganization as disclosed under Note 14.

The accompanying notes are an integral part of these consolidated financial statements.

OMS ENERGY TECHNOLOGIES INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	No. of Shares	Share Capital		Share Premium		Retained Earnings	Accumulated Other Comprehensive Loss	Equity Attributable to Shareholders of the Company	Non- controlling Interest	Total Equity
	In thousands	US$’000		US$’000		US$’000	US$’000	US$’000	US$’000	US$’000
Successor
Balance at March 31, 2024	36,900	4		67,648		13,818	(4,441)	77,029	3,325	80,354
Total comprehensive income for the year:
Profit for the year		—		—		44,816	—	44,816	2,161	46,977
Other comprehensive income/(loss)
Foreign currency translation adjustments		—		—		—	2,046	2,046	212	2,258
Defined benefit plan remeasurements		—		—		—	(2)	(2)	—	(2)
Total comprehensive income for the year		—		—		44,816	2,044	46,860	2,373	49,233
Transactions with owners of the Company:
Conversion of convertible notes	1,845	—	(1)	5,000	(2)	—	—	5,000	—	5,000
Total transactions with owners of the Company	1,845	—		5,000		—	—	5,000	—	5,000
Balance at March 31, 2025	38,745	4		72,648		58,634	(2,397)	128,889	5,698	134,587
Total comprehensive income for the year:
Profit for the year		—		—		32,208	—	32,208	1,670	33,878
Other comprehensive income/(loss)
Foreign currency translation adjustments		—		—		—	274	274	386	660
Defined benefit plan remeasurements		—		—		—	(79)	(79)	(6)	(85)
Total comprehensive income for the year		—		—		32,208	195	32,403	2,050	34,453
Transactions with owners of the Company:
Issuance of ordinary shares related to public offering exercise	3,704	—	(1)	30,583		—	—	30,583	—	30,583
Issuance of representative warrant in connection with public offering exercise		—		(501)		—	—	(501)	—	(501)
Offering cost related to public offering exercise		—		(1,731)		—	—	(1,731)	—	(1,731)
Total transactions with owners of the Company	3,704	—		28,351		—	—	28,351	—	28,351
Balance at March 31, 2026	42,449	4		100,999		90,842	(2,202)	189,643	7,748	197,391

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

	No. of Shares*	Share Capital	Share Premium	(Accumulated Deficit)/Retained Earnings	Accumulated Other Comprehensive Loss	Equity Attributable to Shareholders of the Company	Non- controlling Interest	Total Equity
	In thousands	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Predecessor
Balance at March 31, 2023	102,756	102,756	795	(68,929)	(2,188)	32,434	1,709	34,143
Total comprehensive income for the year:
Profit for the period		—	—	1,867	—	1,867	508	2,375
Other comprehensive loss
Foreign currency translation adjustments		—	—	—	(548)	(548)	(62)	(610)
Defined benefit plan remeasurements		—	—	—	(9)	(9)	—	(9)
Total comprehensive income/(loss) for the year	—	—	—	1,867	(557)	1,310	446	1,756
Balance at June 15, 2023	102,756	102,756	795	(67,062)	(2,745)	33,744	2,155	35,899

Successor
Balance at June 16, 2023**	36,900	4	67,648	(67,062)	(2,745)	(2,155)	2,155	—
Total comprehensive income for the period:
Profit for the period		—	—	80,880	—	80,880	1,208	82,088
Other comprehensive loss
Foreign currency translation adjustments		—	—	—	(1,665)	(1,665)	(36)	(1,701)
Defined benefit plan remeasurements		—	—	—	(31)	(31)	(2)	(33)
Total comprehensive income/(loss) for the period		—	—	80,880	(1,696)	79,184	1,170	80,354
Balance at March 31, 2024	36,900	4	67,648	13,818	(4,441)	77,029	3,325	80,354

* The shares and per share information are adjusted and presented for the period from June 16, 2023 to March 31, 2024 on a retrospective basis to reflect the Share Reorganization as disclosed under Note 14.

** The bargain purchase gain of $49.4M was excluded from the opening balance of the Successor’s equity on June 16, 2023 as it was included in the net profit of the Successor for the period from June 16, 2023 to March 31, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

OMS ENERGY TECHNOLOGIES INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Operating activities
Net profit	33,878	46,977	82,088	2,375
Adjustments for:
Income tax expenses	4,517	13,189	7,424	657
Depreciation of property, plant and equipment	4,679	2,711	3,800	251
Amortization of intangible assets	67	84	97	6
Depreciation of right-of-use assets	1,620	1,412	1,030	140
Loss/(gain) on disposal of property, plant and equipment	—	111	(357)	—
(Reversal of)/allowance for inventories obsolescence	(780)	571	(335)	(6)
(Reversal of)/allowance for expected credit losses	(81)	121	(3)	—
Finance costs	404	284	915	200
Finance income	(3,593)	(339)	(55)	(74)
Net gain on fair value changes of financial liabilities at fair value through profit or loss	(413)	—	—	—
Loss/(gain) on unrealized foreign exchange	347	493	(793)	134
Gain on bargain purchase	—	—	(49,429)	—

Changes in operating assets and liabilities:
Trade receivables	(5,407)	18,975	(17,961)	(2,727)
Contract assets	(749)	764	(1,505)	1,139
Inventories	16,165	(2,329)	(20,817)	(360)
Prepayment and other assets	(2,401)	809	418	(1,219)
Trade receivables due from related parties	—	—	284	(428)
Trade and other payables	12,576	(32,239)	26,157	(2,224)
Employee benefits obligation	516	59	11	24
	61,345	51,653	30,969	(2,112)
Cash provided by operations:
Interest received	3,593	339	55	74
Income taxes refund	2,398	—	—	—
Income taxes paid	(13,218)	(11,490)	(6,979)	(852)
Net cash provided by/(used in) operating activities	54,118	40,502	24,045	(2,890)

Investing activities
Proceeds from sale of property, plant and equipment	2	—	698	—
Cash payment for management buyout	—	—	(2,000)	—
Acquisition of property, plant and equipment	(1,114)	(2,863)	(3,238)	(1,200)
Acquisition of intangible asset	(523)	—	(11)	—
(Loan to)/repayment from related parties	(400)	1	(1,585)	20,981
Net cash (used in)/provided by investing activities	(2,035)	(2,862)	(6,136)	19,781

Financing activities
Proceeds from issuance of ordinary shares	30,583	—	—	—
Payment of offering cost	(1,731)	—	—	—
Advances from potential investors	—	—	5,000	—
Proceeds from loans and borrowings	—	—	—	874
Proceeds from loans from related parties	—	—	—	8,845
Repayment of loans from related parties	—	—	—	(28,038)
Repayment of loans and borrowings	—	(6,504)	(3,874)	—
Interest paid	(404)	(253)	(211)	(200)
Payment of lease liabilities	(1,468)	(1,302)	(824)	(197)
Net cash provided by/(used in) financing activities	26,980	(8,059)	91	(18,716)
Effect of foreign exchange on cash, cash equivalents and restricted cash	(592)	820	(2,473)	(75)
Net increase/(decrease) in cash, cash equivalents and restricted cash	78,471	30,401	15,527	(1,900)
Cash, cash equivalents and restricted cash at beginning of year/period	75,831	45,430	29,903	31,803
Cash, cash equivalents and restricted cash at end of year/period	154,302	75,831	45,430	29,903
Less: Restricted cash, non-current	340	1,189	367	1,150
Less: Restricted cash, current	1,977	1,692	1,593	1,087
Cash and cash equivalents at end of year/period	151,985	72,950	43,470	27,666

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

As of March 31, 2026, the Company’s subsidiaries include the following entities:

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
(2)
OMS Oilfield Services (Australia) Pty Ltd. was deregistered on October 1, 2025.

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

On June 16, 2023, the MBO was executed and completed and OMS is majority-owned by Mr. How along with other minority shareholders indirectly through OMSET PL. Upon the completion of MBO, OMS, OMSET PL, and Mr. How, along with his family and their affiliated entities, ceased to have any relationship with Sumitomo Corporation. OMS, OMSET PL, and Mr. How, along with his family and their affiliated entities, hold no equity interest in Sumitomo Corporation and Sumitomo Corporation holds no equity interest in OMS or OMSET PL. Furthermore, Mr. How, OMSET PL, and OMS have not received any financial support from Sumitomo Corporation or its related parties for the MBO. OMSET PL’s acquisition of OMS from Sumitomo Corporation meets the definition of a business combination as OMS is a business that has input (including all the equipment, staffs and other economic resources), process (including all the manufacturing processes, systems and standards, and rules and etc.) and output (products and services ready to be provided to customers). OMSET PL is the acquirer in the transaction as it obtains control of OMS through direct ownership interest in OMS. Therefore, OMSET PL would apply IFRS 3 — “Business Combinations” and account for the acquisition of OMS by identifying, recognizing, and measuring all identifiable assets acquired and liabilities assumed and recognize a bargain purchase gain for the difference between net identifiable assets acquired and consideration paid.

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

2.
MATERIAL ACCOUNTING POLICIES
2.1.
Basis of preparation
(a)
Statement of compliance

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The consolidated financial statements were authorized for issue by the Board of Directors on June 25, 2026.

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
•
Note 2.6 — Measurement of expected credit losses (“ECL”) for financial assets
•
Note 2.6 — Impairment of non-financial assets
(e)
Adoption of new accounting policies

The Group has applied the following amendments to the IFRS Accounting Standards for the first time for the annual period beginning on April 1, 2025.

•
Lack of Exchangeability (Amendments to IAS 21)

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

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of March 31, 2026	As of March 31, 2025	As of March 31, 2024	As of June 15, 2023
Period-end SAR: US$1 exchange rate	3.7530	3.7500	3.7508	3.7512
Period-end MYR: US$1 exchange rate	4.0490	4.4131	4.7350	4.6240
Period-end THB: US$1 exchange rate	32.5850	33.6100	36.3400	34.6200
Period-average SAR: US$1 exchange rate	3.7512	3.7509	3.7507	3.7501
Period-average MYR: US$1 exchange rate	4.1452	4.4533	4.6325	4.5276
Period-average THB: US$1 exchange rate	32.2850	34.6108	35.0615	34.0750

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

2.15.
Warrants

Warrants issued by the Company are assessed on initial recognition to determine whether they meet the definition of an equity instrument:

(a)
Warrants issued by the Company that grant the holder the right to subscribe for a fixed number of the Company's ordinary shares for a fixed amount of cash are classified as equity instruments.
(b)
Warrants that do not satisfy the fixed-for-fixed criterion are classified as derivative financial liabilities and are recognized initially at fair value. Transaction costs directly attributable to the issuance of the warrant liabilities are recognized immediately in profit or loss.

Subsequent to initial recognition, warrant liabilities are measured at fair value through profit or loss ("FVTPL"), with changes in fair value recognized in profit or loss in the period in which they arise.

2.16.
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

2.17.
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

2.18.
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

Brunei

Brunei subsidiary is subject to a statutory income tax rate of 18.5%.

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

2.19.
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

2.20.
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

2.21.
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

The six reportable segments, namely Saudi Arabia, Singapore, Malaysia, Thailand, Indonesia, and Others as presented in Note 17 are the Predecessor and the Successor’s business regions. Others include minor business regions which are Cayman Islands, Brunei and Australia. These business regions are each managed separately by local management, who reports to the CODM, and is directly accountable for the functioning of the segment’s results, assets and liabilities. The CODM reviews the performance of the segments based on internal management reports periodically.

Segment results, assets and liabilities that are reported to the CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

2.22.
Standards issued but not yet effective

A number of new accounting standards are effective for the annual reporting periods beginning after April 1, 2025 and earlier application is permitted. However, the Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

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
•
Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
•
Annual Improvements to IFRS Accounting Standards Volume 11
•
Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)
•
Subsidiaries without Public Accountability: Disclosures (Amendments to IFRS 19)
•
Translation to Hyperinflationary Presentation Currency (Amendments to IAS 21)

3.
Business Combination

As stated in Note 1 regarding the MBO, since OMSET PL was formed to acquire OMS and disposed of its indirect interest in OMS shortly after the acquisition, it would be appropriate to view the substance of the various transactions as an acquisition of OMS by OMSET INC on June 16, 2023. The financial statements of OMSET INC would apply the provisions of IFRS 3 as issued by the International Accounting Standards Board in the same manner as they would have been applied in the financial statements of OMSET PL.

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

The Company completed a business combination on June 16, 2023, whereby OMSET INC acquired OMS through the formation and subsequent restructuring of OMSET PL. This business combination has been recorded in the financial statements as of and for the periods ended on or after the acquisition date, in accordance with IFRS 3. The allocation of the acquisition-date purchase price is presented below for informational purposes and has not changed since the acquisition date.

At the acquisition date, the Company determined the fair values of identifiable assets acquired and liabilities assumed using a combination of replacement cost and market approaches, in accordance with IFRS 3 guidance. Acquisition-related costs were expensed as incurred in general and administrative expenses and were not material.

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

4.
CASH AND CASH EQUIVALENTS

	Successor	Successor
	As of March 31, 2026	As of March 31, 2025
	US$’000	US$’000
Cash on hand	9	5
Cash in bank	124,283	54,898
Time deposits	27,693	18,047
Total cash and cash equivalents	151,985	72,950

5.
RESTRICTED CASH

	Successor	Successor
	As of March 31, 2026	As of March 31, 2025
	US$’000	US$’000
Restricted cash, current	1,977	1,692
Restricted cash, non-current	340	1,189
Total restricted cash	2,317	2,881

The restricted cash represents time deposits in banks pledged as security to bank guarantees issued for services to be provided by the Group to their customers and for corporate credit cards. Restricted cash is classified as current if the Group expects to complete related service or terminate the related credit cards agreements within one year, and as non-current if otherwise.

6.
TRADE RECEIVABLES, NET

	Successor	Successor
	As of March 31, 2026	As of March 31, 2025
	US$’000	US$’000
Trade receivables	18,998	13,591
Less: Allowance for expected credit losses	(43)	(124)
Total trade receivables, net	18,955	13,467

i)
Trade receivables

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. No interest is charged on the outstanding balances.

ii)
Financial risk management

The exposure of trade receivables to credit and market risks, and impairment losses for trade receivables are disclosed in Note 23.

7.
INVENTORIES, NET

	Successor	Successor
	As of March 31, 2026	As of March 31, 2025
	US$’000	US$’000
Raw Materials	11,705	11,834
Work-in-progress	968	2,782
Finished goods	6,223	20,445
Less: Allowance for inventories obsolescence	(1,741)	(2,515)
Total inventories, net	17,155	32,546

For the year ended March 31, 2026, inventories cost of $69.7 million (2025: $82.0 million, 2024: $70.4 million) were recognized as an expense and included in “cost of revenue”.

Allowance for inventories obsolescence amounted to $0.1 million was recognized during the year ended March 31, 2026. Allowance for inventories obsolescence amounted to $0.6 million was recognized during the year ended March 31, 2025. For the period June 16, 2023 to March 31, 2024 and April 1, 2023 to June 15, 2023, a reversal of allowance for inventories obsolescence of $0.3 million and $0.006 million were recognized, respectively. The write-downs and reversals are included in “cost of revenue”. Previous allowances of $0.9 million have been reversed during the year ended March 31, 2026 as certain related inventories were sold and their value was realized during the respective period.

8.
PREPAYMENT AND OTHER ASSETS

	Successor	Successor
	As of March 31, 2026	As of March 31, 2025
	US$’000	US$’000
Prepayment, current	2,973	1,230
Goods and services tax receivable, net	636	18
Deposits, current	215	175
Other current assets	617	223
Prepayment and other current assets	4,441	1,646

Prepayment, non-current	118	10
Deferred offering costs	—	981
Deposits, non-current	188	336
Prepayment and other non-current assets	306	1,327

9.
LEASES

The Predecessor and Successor predominantly leases land and buildings. The leases typically run for a period between 3 to 20 years, with an option to renew the lease after that date.

i)
Right-of-use assets

Total
US$’000
Successor
Carrying Amounts:
As at March 31, 2024	3,549
Additions	7,486
Disposals	(1,599)
Depreciation	(1,412)
Effect of movements in exchange rates	62
As at March 31, 2025	8,086
Additions	627
Depreciation	(1,620)
Effect of movements in exchange rates	18
As at March 31, 2026	7,111

ii)
Lease liabilities

	Successor	Successor
	As of March 31, 2026	As of March 31, 2025
	US$’000	US$’000
Lease liabilities – current	1,374	1,187
Lease liabilities – non-current	5,067	6,096
Total lease liabilities	6,441	7,283

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

As at March 31, 2026 and 2025, the potential future cash outflows that have not been included in lease liability because it is not reasonably certain that the leases will be extended is insignificant.

iii)
Amounts recognized in profit or loss

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Depreciation charge for right-of-use assets	(1,620)	(1,412)	(1,030)	(140)
Interest on lease liabilities	(347)	(221)	(125)	(24)
Expenses relating to short-term lease and low value assets	(2,017)	(1,769)	(1,666)	(390)

iv)
Amounts recognized in statements of cash flows

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Total cash outflow for leases	3,832	3,292	2,615	611

10.
PROPERTY, PLANT AND EQUIPMENT, NET

Reconciliation of carrying amount

	Land and Buildings	Computer and Office Equipment	Motor Vehicles	Plant and Machinery	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Successor
Cost:
As at March 31, 2024	20,002	420	315	13,586	34,323
Additions	276	123	26	2,438	2,863
Disposals	(94)	(10)	—	(46)	(150)
Effect of movements in exchange rates	(4)	(2)	—	(13)	(19)
As at March 31, 2025	20,180	531	341	15,965	37,017
Additions	228	25	—	861	1,114
Disposals	—	(11)	(13)	(154)	(178)
Effect of movements in exchange rates	469	(7)	3	382	847
As at March 31, 2026	20,877	538	331	17,054	38,800

	Land and Buildings	Computer and Office Equipment	Motor Vehicles	Plant and Machinery	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Successor
Accumulated depreciation and impairment losses:
As at March 31, 2024	(106)	(147)	(109)	(1,921)	(2,283)
Additions	(1,202)	(79)	(41)	(1,389)	(2,711)
Disposals	4	10	—	25	39
Effect of movements in exchange rates	(2)	—	—	(5)	(7)
As at March 31, 2025	(1,306)	(216)	(150)	(3,290)	(4,962)
Additions	(1,478)	(147)	(50)	(3,004)	(4,679)
Disposals	—	11	14	91	116
Effect of movements in exchange rates	(150)	1	—	(591)	(740)
As at March 31, 2026	(2,934)	(351)	(186)	(6,794)	(10,265)

Carrying amounts:
As at March 31, 2025 (Successor)	18,874	315	191	12,675	32,055
As at March 31, 2026 (Successor)	17,943	187	145	10,260	28,535

Management reviews the estimated useful lives and residual value of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The depreciation expense recorded for the Successor for the years ended March 31, 2026 and 2025, period from June 16, 2023 to March 31, 2024 and the Predecessor period from April 1, 2023 to June 15, 2023 are $4.7 million, $2.7 million, $3.8 million and $0.3 million, respectively.

11.
INTANGIBLE ASSETS, NET

Reconciliation of carrying amount

	Software	Other intangible assets	Total
	US$’000	US$’000	US$’000
Successor
Cost:
As at March 31, 2024	1,444	57	1,501
Disposals	(24)	—	(24)
As at March 31, 2025	1,420	57	1,477
Additions	523	—	523
Effect of movements in exchange rates	28	—	28
As at March 31, 2026	1,971	57	2,028

	Software	Other intangible assets	Total
	US$’000	US$’000	US$’000
Successor
Accumulated amortization and impairment losses:
As at March 31, 2024	(1,331)	(44)	(1,375)
Additions	(77)	(7)	(84)
Disposals	24	—	24
As at March 31, 2025	(1,384)	(51)	(1,435)
Additions	(65)	(2)	(67)
Effect of movements in exchange rates	(32)	—	(32)
As at March 31, 2026	(1,481)	(53)	(1,534)

Carrying amounts:
At March 31, 2025 (Successor)	36	6	42
At March 31, 2026 (Successor)	490	4	494

The amortization of intangible assets is predominantly included in “selling, general and administrative” expenses with the remaining recognized in "cost of revenue".

12.
TRADE PAYABLES AND OTHER LIABILITIES

	Successor	Successor
	As of March 31, 2026	As of March 31, 2025
	US$’000	US$’000
Trade payables	18,086	5,670
Non-trade payables	896	612
Accruals	6,981	6,731
Goods and services tax payable, net	124	—
Warrant liabilities	88	—
Others	1,180	2,057
Total trade payables and other liabilities	27,355	15,070

Trade payables are normally settled on 30 to 90 days’ terms. These amounts are non-interest bearing.

Other payables relate to non-trade payables to third parties. They are non-interest bearing and have an average term of 30 to 90 days.

i)
Warrant liabilities

On May 14, 2025, the Company issued to Roth Capital Partners, LLC, as the representative of the underwriters of the initial public offering, warrants to purchase 92,593 Ordinary Shares, which is equal to 2.5% of the aggregate number of Ordinary Shares issued in the public offering. The exercise price of the representative's warrants is US$10.80 (at 120% of the price of the Ordinary Shares offered), may be exercised on a cashless basis at the option of the warrant holder, and is exercisable three years following the closing date.

Management considers that the cashless exercise feature results in the warrants failing the "fixed-for-fixed" criterion under IAS 32, as a cashless exercise may result in the delivery of a variable number of ordinary shares rather than a fixed number of shares for a fixed amount. Accordingly, the warrants are classified as financial liabilities measured at FVTPL.

Fair value

During the year ended March 31, 2026, the decrease in fair value of the warrant liabilities of $0.4 million (March 31, 2025: $nil) was recognized as a gain in profit or loss and is presented within Other income, net – third parties in the consolidated statement of profit or loss and other comprehensive income. All unrealized gains of $0.4 million relate to warrant liabilities held at March 31, 2026.

	Number of warrants	Fair value of warrant liability
		US$’000
As at April 1, 2025	—	—
Warrants issued	92,593	501
Change in fair value	—	(413)
As at March 31, 2026	92,593	88

Warrant liabilities are classified as Level 3 instruments under the IFRS 13 fair value hierarchy. The fair value is determined using the Black Scholes Option Pricing Model. The key inputs into the Black Scholes Option Pricing Model were as follows: time to maturity, current share price, strike price, risk-free rate, dividend yield and expected volatility.

Expected volatility of the Company's share price (80%) is a significant unobservable input which gives rise to the Level 3 classification - the higher the expected volatility, the higher the fair value. If the expected volatility were 5 per cent higher/(lower) while all other variables were held constant, the carrying amount of the warrant liabilities would be approximately $11,000 higher/(lower). These estimates reflect reasonably possible alternative assumptions.

The Group’s exposure to currency and liquidity risks related to trade payables and other liabilities are disclosed in Note 23.

13.
LOANS AND BORROWINGS
i)
Terms and debt repayment schedule

				Successor	Successor
	Original Currency	Year of Maturity	Interest rate	As of March 31, 2026	As of March 31, 2025
			%	US$’000	US$’000
Lease liabilities	USD/MYR/ SAR/THB/ BND	2027 to 2040	2.84% to 8.00%	6,441	7,283

ii)
Reconciliation of movements of liabilities to cash flows arising from financing activities

	Loans and Borrowings	Lease liabilities (See Note 9)	Total
	US$’000	US$’000	US$’000
Successor
As at March 31, 2024	6,504	2,584	9,088
Changes from financing cash flows
Repayment of loans and borrowings	(6,504)	—	(6,504)
Interest paid	(32)	(221)	(253)
Payment of lease liabilities	—	(1,302)	(1,302)
Total changes from financing cash flows	(6,536)	(1,523)	(8,059)
Effect of changes in foreign exchange rates	—	114	114
Other changes liability-related
Recognition of lease liabilities	—	7,486	7,486
Termination of lease liabilities	—	(1,599)	(1,599)
Interest expenses	32	221	253
Total liability-related other changes	32	6,222	6,254
As at March 31, 2025	—	7,283	7,283
Changes from financing cash flows
Interest paid	—	(347)	(347)
Payment of lease liabilities	—	(1,468)	(1,468)
Total changes from financing cash flows	—	(1,815)	(1,815)
Effect of changes in foreign exchange rates		(1)	(1)
Other changes liability-related
Recognition of lease liabilities	—	627	627
Interest expenses	—	347	347
Total liability-related other changes	—	973	973
As at March 31, 2026	—	6,441	6,441

iii)
Financial risk management

Information about the exposure of loans and borrowings to relevant financial risks (interest rate and liquidity risk) is disclosed in Note 23.

14.
CAPITAL AND RESERVES
i)
Share capital

	Successor			Successor
	As of March 31, 2026			As of March 31, 2025
	No. of shares	US$’000		No. of shares	US$’000
Issued and fully paid ordinary shares:
As at the beginning of year	38,745,000	4		36,900,000	4
Issuance of ordinary shares related to public offering exercise	3,703,704	—	(1)	—	—
Conversion of convertible notes	—	—		1,845,000	—	(1)
As at end of year	42,448,704	4		38,745,000	4
(1) Amount is not significant as less than $1,000

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

15.
EMPLOYEE BENEFITS OBLIGATION
i)
Movement in employee’s retirement benefits

	Successor	Successor
	For the year ended March 31, 2026	For the year ended March 31, 2025
	US$’000	US$’000
Balance at beginning of year	827	751
Expenses charged to statement of profit or loss	538	156
Actuarial remeasurement charged to other comprehensive income	38	2
Payment during the year	(60)	(66)
Foreign currency translation effect	(17)	(16)
Balance as at end of year	1,326	827

ii)
Expenses charged to statement of profit or loss

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Current service cost	180	125	128	11
Past service cost	301	—	—	—
Interest cost	57	31	33	9
	538	156	161	20

iii)
Significant actuarial assumptions used in actuarial calculations

	2026	2025
Discount rate (per annum)	5.56%	6.31%
Salary growth rate	6.10%	5.74%

iv)
Sensitivity analysis for significant actuarial assumptions

	2026	2025
Discount rate (per annum)
1% increase	(155)	(76)
1% decrease	126	84
Salary growth rate
1% increase	122	82
1% decrease	(153)	(76)

At March 31, 2026, the weighted-average duration of the defined benefits obligation was 14 years (2025: 15 years).

16.
EARNINGS PER SHARE

The calculation of basic and diluted earnings per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

i)
Profit attributable to ordinary shareholders (basic and diluted)

	Successor	Successor	Successor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024
	US$’000	US$’000	US$’000
Profit for the year/period	33,878	46,977	82,088
Less: Gain attributable to non-controlling interests	(1,670)	(2,161)	(1,208)
Profit for the year/period attributable to shareholders	32,208	44,816	80,880

ii)
Weighted-average number of ordinary shares (basic and diluted)

	Successor	Successor	Successor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through Years Ended March 31,
Issued ordinary shares at the beginning of year/period	38,745,000	36,900,000	36,900,000
Issuance of ordinary shares related to public offering exercise	3,257,230	—	—
Effect of conversion of convertible notes	—	922,500	—
Weighted-average number of ordinary shares at the end of year/period	42,002,230	37,822,500	36,900,000

Warrants are included in the calculation of diluted earnings per share only to the extent that the market price of the ordinary shares exceeds the exercise price of the warrants except where such inclusion would be anti-dilutive. For the year ended March 31, 2026, 2025 and 2024, the Company had 92,593, nil and nil warrants, respectively, outstanding which were excluded in the calculation of diluted earnings per share calculation as their inclusion would be anti-dilutive.

iii)
Earnings per share (basic and diluted)

	Successor	Successor	Successor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2023
	US$	US$	US$
Basic and diluted earnings per share attributable to shareholders (as adjusted)	0.77	1.18	2.19

17.
SEGMENT REPORTING

Geographic allocation

The CODM evaluates operating segments based on revenue and segment profit/(loss). Total revenue for reportable segments equals consolidated revenue for the Predecessor and the Successor. Segment profit/(loss) is defined as net profit or loss of each operating segment excluding the unallocated overhead cost.

The Predecessor and the Successor allocate revenue based on the geographical location of the operations.

	Saudi Arabia	Singapore	Malaysia	Thailand	Indonesia	Cayman and others*	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
2026 (Successor)
Segment Revenue, net	91,761	19,267	12,781	13,308	15,677	3,116	155,910
Segment Profit (Loss)	25,665	4,066	2,668	2,071	2,653	(3,245)	33,878
Assets as of March 31, 2026	104,472	33,662	14,894	17,601	14,544	51,967	237,140
Liabilities as of March 31, 2026	12,355	15,309	2,525	2,105	3,241	4,214	39,749
2025 (Successor)
Segment Revenue, net	141,084	19,407	15,265	11,399	13,555	2,897	203,607
Segment Profit (Loss)	34,295	6,571	3,797	1,934	1,247	(867)	46,977
Assets as of March 31, 2025	75,886	34,694	12,467	11,346	14,646	21,466	170,505
Liabilities as of March 31, 2025	10,712	13,007	3,577	2,667	3,983	1,972	35,918
2024
Segment Revenue, net from April 1 to June 15, 2023 (Predecessor)	3,544	4,577	3,402	2,367	3,740	552	18,182
Segment Revenue, net from June 16, 2023 to March 31, 2024 (Successor)	112,015	19,011	11,102	7,603	11,154	2,382	163,267
Segment Profit (Loss) from April 1 to June 15, 2023 (Predecessor)	247	810	857	515	(188)	134	2,375
Segment Profit from June 16, 2023 to March 31, 2024 (Successor)	23,351	6,773	1,957	1,316	2,311	46,380	82,088
Assets as of March 31, 2024 (Successor)	66,015	36,495	10,594	8,806	10,634	20,888	153,432
Liabilities as of March 31, 2024 (Successor)	18,064	37,478	5,073	2,423	2,499	7,541	73,078

* Others refers to a minor business region which is Brunei (2025 and 2024: Brunei and Australia).

18.
REVENUE
i)
Disaggregated revenue

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Revenue
Sale of oilfield equipment products
Specialty connectors and pipes	96,065	143,091	113,531	5,114
Surface wellhead and Christmas tree	10,869	8,675	6,750	3,017
	106,934	151,766	120,281	8,131
Rendering of premium threading and other ancillary services
Premium threading services	33,443	36,832	31,088	7,625
Other ancillary services	15,533	15,009	11,898	2,426
	48,976	51,841	42,986	10,051
	155,910	203,607	163,267	18,182

Timing of revenue recognition
Products transferred at a point in time	106,934	151,766	120,281	8,131
Services transferred at a point in time	48,976	51,841	42,986	10,051
	155,910	203,607	163,267	18,182
Revenue by geographic location
Saudi Arabia	91,761	141,084	112,015	3,544
Singapore	19,267	19,407	19,011	4,577
Malaysia	12,781	15,265	11,102	3,402
Thailand	13,308	11,399	7,603	2,367
Indonesia	15,677	13,555	11,154	3,740
Others	3,116	2,897	2,382	552
	155,910	203,607	163,267	18,182

ii)
Contract assets

Contract assets primarily relate to the Predecessor and the Successor’s right for consideration for work completed.

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Balance at beginning of period	983	1,730	225	1,364
Transferred to trade receivables	(983)	(1,730)	(225)	(1,364)
Recognized as revenue	1,732	983	1,730	225
Balance at end of period	1,732	983	1,730	225

19.
INCOME AND EXPENSES
i)
Other income/(expenses), net

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
(Loss)/gain from disposal of property, plant and equipment	—	(111)	357	—
Gain on bargain purchase	—	—	49,429	—
Loss from foreign exchange	(347)	(493)	(78)	(190)
Net gain on fair value changes of financial liabilities at fair value through profit or loss	413	—	—	—
Others	283	850	496	111
Total other income/(expense), net	349	246	50,204	(79)

ii)
Expenses by nature

Total cost of revenue includes expenses of the following nature:

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Staff expenses and wages	10,476	10,674	8,651	1,969
Contributions to defined contribution plans	640	514	493	90
Depreciation	6,114	3,626	4,753	174
Amortization	3	22	82	1
Net change in inventories for the period	69,713	82,006	65,104	5,348
Supplies and subcontracting costs	8,641	17,991	17,737	2,701
Royalties	6,267	6,728	5,889	1,432
Freight charges	3,719	9,494	9,128	447
Equipment costs	1,000	980	732	227
Premises costs	1,485	1,925	1,387	623
Others	622	660	569	143
Total cost of revenue	108,680	134,620	114,525	13,155

Total selling, general and administrative expenses include expenses of the following nature:

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Staff expenses and wages	6,403	5,262	4,279	1,205
Contributions to defined contribution plans	622	544	428	67
Depreciation	185	497	77	217
Amortization	64	62	15	5
Legal and professional fees	2,558	2,250	2,029	259
Transportation, travel and accommodation	271	164	155	36
Other operating expenses	2,270	343	1,591	1
Total selling, general and administrative expenses	12,373	9,122	8,574	1,790

20.
FINANCE INCOME & COSTS

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Finance income
Interest income from banks	3,500	339	55	9
Interest income from related parties	93	—	—	65
	3,593	339	55	74
Finance costs
Interest expenses from lease liability	347	221	125	24
Interest expenses from loans and borrowings	—	32	757	5
Interest expenses from related parties	—	—	—	162
Interest expenses from employees’ defined benefits obligation	57	31	33	9
	404	284	915	200

21.
INCOME TAX EXPENSES
i)
Amounts recognized in profit or loss

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Current Tax Expense
Current period	8,301	12,118	7,382	657
(Over)/under provision in respect of prior year	(3,876)	902	133	—

Deferred tax expense
Origination and reversal of temporary difference	92	169	1,198	—
Over provision in respect of prior year	—	—	(1,289)	—
Income tax expenses	4,517	13,189	7,424	657

ii)
Reconciliation of effective tax rate

	Successor		Successor		Predecessor		Predecessor
	For the year ended March 31, 2026		For the year ended March 31, 2025		For the period June 16, 2023 through March 31, 2024		For the period April 1 through June 15, 2023
	%	US$’000%		US$’000%		US$’000%		US$’000
Profit before tax		38,395		60,166		89,512		3,032
Computed tax expense with Singapore statutory tax rate	17.00%	6,527	17.00%	10,228	17.00%	15,218	17.00%	515
Impact of different tax rate in other jurisdiction*	4.99%	1,914	3.67%	2,209	(7.67)%	(6,865)	3.59%	109
Tax effect of unrecognized loss	—	—	—	—	—	—	—	—
Tax adjustment of previous years	(10.10)%	(3,876)	1.50%	902	(1.29)%	(1,156)	—	—
Income not subject to tax	—	—	(0.30)%	(179)	(0.20)%	(181)	—	—
Non-deductible expenses	0.13%	50	0.17%	101	0.52%	468	1.45%	44
Deferred tax assets not recognized	0.01%	5	(0.01)%	(6)	0.02%	17	—	—
Others	(0.27)%	(103)	(0.11)%	(66)	(0.09)%	(77)	(0.36)%	(11)
Income tax expenses	11.76%	4,517	21.92%	13,189	8.29%	7,424	21.68%	657

* The tax effect of the bargain purchase gain of $49.4 million recognized for the successor period from June 16, 2023 through March 31, 2024, which was effectively nil as the gain was taxable at 0% tax rate under the Cayman Islands, is recognized under the “impact of different tax rate in other jurisdictions”.

iii)
Deferred tax assets and liabilities

	Successor	Successor
	As of March 31, 2026	As of March 31, 2025
	US$’000	US$’000
Deferred tax assets
Property, plant and equipment	323	457
Provisions	457	70
Employee benefits	—	526
Inventories	—	416
Lease liabilities	1,187	1,367
Other items	158	102
Deferred tax assets	2,125	2,938

Deferred tax liabilities
Right-of-use assets	1,321	1,526
Revaluation of assets in connection to MBO	1,969	2,484
Other items	206	207
Deferred tax liabilities	3,496	4,217

As of March 31, 2026, and 2025, there were no deferred tax assets recognized from the net operating loss carry forwards.

iv)
Movement in deferred tax balances

	Movement in deferred tax liabilities	Movement in deferred tax assets
	US$’000	US$’000
Successor
Balance at June 16, 2023	4,432	3,237
Recognized in profit or loss	(775)	(603)
Effect of movement in exchange rates	27	(60)
Balance at March 31, 2024	3,684	2,574
Recognized in profit or loss	533	364
Balance at March 31, 2025	4,217	2,938
Recognized in profit or loss	(721)	(813)
Balance at March 31, 2026	3,496	2,125

	Movement in deferred tax liabilities	Movement in deferred tax assets
	US$’000	US$’000
Predecessor
Balance at April 1, 2023 and June 15, 2023	1,251	3,237

v)
Unrecognized deferred taxes

As of March 31, 2026 and 2025, there were no net operating losses carried forward and thus no deferred tax assets are recognized, as investment holding company in Singapore cannot carry forward any unutilized losses to set-off the income of future Years of Assessment.

22.
RELATED PARTIES
a)
Key management personnel compensation

Compensation to Directors and executive officers of the Predecessor and the Successor comprised the following:

i)
Transactions with key management personnel

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Short-term employee benefits	605	520	198	46

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

b)
Related party transactions

In addition to the information disclosed elsewhere in the financial statements, the following transactions took place between the Group and related parties at terms agreed between the parties:

Goods or services rendered to related parties

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
SC Tubular Solutions (B) Sdn. Bhd.	—	—	—	560
Sumitomo Corporation Asia & Oceania Pte. Ltd.	—	—	—	395
SC Tubular Solutions Malaysia Sdn. Bhd.	—	—	—	260
Revenue – related parties	—	—	—	1,215

All outstanding balances with the related parties are to be settled in cash on 30 days to 60 days’ terms.

Goods or services provided by related parties

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Howco Metals Management Pte. Ltd.	—	—	—	23
SC Tubular Solutions Malaysia Sdn. Bhd.	—	—	—	49
Sumitomo Corporation	—	—	—	3
Cost of revenue – related parties	—	—	—	75

All outstanding balances with the related parties are to be settled in cash on 30 days to 60 days’ terms.

Other income/(expenses)

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Howco Metals Management Pte. Ltd.	—	—	—	38
Sumitomo Corporation	—	—	—	(9)
Other income, net – related parties	—	—	—	29

Finance income

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Sumitomo Corporation Capital Asia Pte. Ltd.	—	—	—	64
Sumitomo Corporation Malaysia Sdn. Bhd.	—	—	—	1
OMS Energy Technologies Pte. Ltd.	93	—	—	—
Finance income – related parties	93	—	—	65

Finance cost

	Successor	Successor	Successor	Predecessor
	For the year ended March 31, 2026	For the year ended March 31, 2025	For the period June 16, 2023 through March 31, 2024	For the period April 1 through June 15, 2023
	US$’000	US$’000	US$’000	US$’000
Sumitomo Corporation Capital Asia Pte. Ltd.	—	—	—	162
Finance cost – related parties	—	—	—	162
c)
Related party balances

As of March 31, 2026 and 2025, the Successor's only related party balance consisted of a loan due from OMS Energy Technologies Pte. Ltd.

Loan due from a related party

	Successor	Successor
	As of March 31, 2026	As of March 31, 2025
	US$’000	US$’000
OMS Energy Technologies Pte. Ltd.	1,984	1,584
	1,984	1,584

During the year ended March 31, 2026, the Successor entered into a loan agreement with OMS Energy Technologies Pte. Ltd. (the "Loan Agreement"). The Loan Agreement is unsecured, bears interest at 1.7% per annum payable in arrears, and is fully repayable on March 31, 2027.

Prior to the execution of the Loan Agreement, the balance outstanding with OMS Energy Technologies Pte. Ltd. was non-interest bearing and was presented in the prior year consolidated balance sheet as "Amount due from a related party." Following the formalisation of the Loan Agreement in the current year, the balance is presented as "Loan due from a related party" as at March 31, 2026. This change in presentation has no impact on the amounts previously reported.

23.
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

In addition, the Predecessor and the Successor have a sizable customer base which minimizes the concentration of credit risk and the aggregate value of transactions concluded is spread amongst approved counterparties. As of March 31, 2026, 1 customer from Saudi Arabia account for 33% of total trade receivables. (March 31, 2025: 1 customer from Saudi Arabia account for 11% of total trade receivables).

Trade receivables and contract assets

The Predecessor and the Successor use an allowance matrix to measure the ECLs of trade receivables from customers. Loss rates are calculated under a 'roll rate' method based on the probability of a receivable progressing through successive stages of delinquency to write-off.

The following table provides information about the exposure to credit risk and ECLs for trade receivables and contract assets as of March 31, 2026 and 2025:

	Gross carrying amount	Loss allowance	Credit- impaired
	US$’000	US$’000
As of March 31, 2026 (Successor)
Current	13,231	—	No
≤30 days past due	2,607	—	No
31 – 60 days past due	2,283	—	No
61 – 90 days past due	2,517	—	No
≥91 days past due	92	—	No
	20,730	—
Credit impaired
Individually impaired	43	43	Yes
	20,687	43
As of March 31, 2025 (Successor)
Current	8,773	—	No
≤30 days past due	4,626	—	No
31 – 60 days past due	306	—	No
61 – 90 days past due	8	—	No
≥91 days past due	861	—	No
	14,574	—
Credit impaired
Individually impaired	124	124	Yes
	14,450	124

The movement in the allowance for impairment in respect of trade receivables and contract assets during the year was as follows:

	Successor	Successor
	For the year ended March 31, 2026	For the year ended March 31, 2025
	US$’000	US$’000
At beginning of period	124	3
Impairment loss recognized	43	121
Write-off	(37)	—
Reversal of impairment	(87)	—
At end of period	43	124

Cash and cash equivalents

The Group held cash and cash equivalents of $152.0 million at March 31, 2026 (2025: $73.0 million). The cash and cash equivalents are held with reputable banks and financial institution counterparties.

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

The following are the remaining contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

For the years ending March 31,	2027	2028	2029	2030	2031	Thereafter	Total
2026	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Trade and other payables	27,355	—	—	—	—	—	27,355
Lease obligation	1,650	837	529	506	506	4,289	8,317
Total contractual obligations	29,005	837	529	506	506	4,289	35,672

For the years ending March 31,	2026	2027	2028	2029	2030	Thereafter	Total
2025	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial liabilities
Trade and other payables	15,070	—	—	—	—	—	15,070
Lease obligation	1,489	1,342	747	522	506	4,790	9,396
Total contractual obligations	16,559	1,342	747	522	506	4,790	24,466

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

The foreign currency exposure in IDR is as follows based on notional amounts:

	Successor	Successor
	As of March 31, 2026	As of March 31, 2025
	US$’000	US$’000
Trade receivables	1,465	1,377
Cash and cash equivalents	7,047	5,709
Trade payables	(1,569)	(725)
Net exposure	6,943	6,361

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

	Successor	Successor
	As of March 31, 2026	As of March 31, 2025
	US$’000	US$’000
March 31
USD (10% strengthening)	(612)	59
IDR (10% strengthening)	(739)	(636)

March 31
USD (10% weakening)	612	(59)
IDR (10% weakening)	739	636

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

If interest rates on loans and borrowings, including cash pooling arrangements, had been 50 basis points higher or lower and all other variables were held constant, the Successor’s profit for 2026 would decrease or increase by approximately $Nil (2025: $Nil).

As of March 31, 2026 and 2025, the Company had no external borrowings, loans, or interest-bearing financial liabilities. Accordingly, no material interest rate risk exists, and quantitative sensitivity analysis is not required or presented.

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

iii)
Accounting classification and fair values

The carrying amounts of each of the categories of financial instruments as at the end of the financial years are as follows:

	Successor	Successor
	As of March 31, 2026	As of March 31, 2025
	US$’000	US$’000
Financial assets at amortized cost
Trade receivables and other assets*	19,975	14,201
Cash and cash equivalents	151,985	72,950
	171,960	87,151

Financial liabilities at amortized cost
Trade and other payables	27,355	15,070
Lease liabilities	6,441	7,283
	33,796	22,353

* Excluding prepayments, goods and services tax receivable, net and deferred offering costs.

Fair values

i)
Fair value of financial instruments not measured at fair value

The Group believes that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

ii)
Fair value of financial instruments measured at fair value on a recurring basis

Fair value - hierarchy

As at March 31, 2026

	Level 1	Level 2	Level 3	Total

Financial liabilities at fair value through profit or loss
Derivative financial liabilities - Underwriters' warrants	-	-	88	88

The following three levels of inputs are used to measure the fair value presented above:

Level 1 - Quoted prices in active markets for identical assets and liabilities.

Level 2 - Significant other observable inputs.

Level 3 - Significant unobservable inputs.

There was no transfer between Levels 1, 2 and 3 in the current and prior years/period.

During the year ended March 31, 2025, there were no financial assets or liabilities recognized at fair value.

24.
CONTINGENCIES

In the ordinary course of business, the Predecessor and the Successor may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Predecessor and the Successor accrue liabilities for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. OMS Oilfield Services Arabia Limited (“OMSA”), a wholly-owned subsidiary of the Successor, was previously involved in two tax dispute matters incidental to the ordinary conduct of its business. The tax dispute matters are related to the years ended March 31, 2017 and 2019.

i)
Zakat, Tax and Customs Authority (“ZATCA”) assessment on tax & zakat liability:

As of March 31, 2026 and 2025, the Successor’s accrued provision for the outstanding tax dispute matters related to the year ended March 31, 2017 was $Nil and $2.3 million, respectively. The Tax Appeal Committee issued its decision in favor of the Company with respect to the tax dispute, and the Company has recovered the US$2.3 million previously paid under protest on March 12, 2026. As of March 31, 2026, this tax dispute matter have been resolved with the relevant tax authorities.

ii)
ZATCA assessment on Transfer Pricing:

For the years ended March 31, 2026 and 2025, the Successor’s provision for estimated loss from tax disputes related to the year ended March 31, 2019 was $Nil million and $0.6 million, respectively. The Tax Appeal Committee issued its decision in favor of the relevant tax authorities. As of March 31, 2026, this tax dispute matter has been formally concluded.

25.
SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred up through June 25, 2026, which is the date that these consolidated financial statements are available to be issued. There were no other material subsequent events that require disclosure in these consolidated financial statements.