Form 20-F/A
period 2026-03-31
OMS Energy Technologies Inc.
filed 2026-10-22
CIK 2012219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

EXPLANATORY NOTE

OMS Energy Technologies Inc. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended March 31, 2026, originally filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2026 (the “Original Filing”), in response to comments received from the staff of the SEC. This Amendment amends (i) Item 15, to revise the disclosure of changes in internal control over financial reporting in Item 15(d) and to make related revisions to Items 15(a), (b) and (c), and (ii) Item 18, to revise Note 17 (Segment Reporting) to the consolidated financial statements to include additional segment disclosures required by IFRS 8. The revisions to Note 17 enhance disclosure only and do not change any amount recognized in the consolidated financial statements.

In connection with this Amendment, and as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the Company is including currently dated certifications of its Chief Executive Officer and Chief Financial Officer as Exhibits 12.1, 12.2, 13.1 and 13.2 hereto.

Except as described above, this Amendment does not amend, update or change any other disclosures in the Original Filing and does not reflect any events occurring after the date of the Original Filing. This Amendment continues to describe conditions as of the date of the Original Filing, and except as expressly set forth herein, we have not updated, modified or supplemented the disclosures contained therein. This Amendment should be read together with the Original Filing.

PART II

ITEM 15. CONTROLS AND PROCEDURES

Item 15 has been re-organized so that the material weakness and remediation disclosures appear under Item 15(b). Underlined text is new or revised compared with the Original Filing.

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

Paragraph beginning “Neither we nor our independent registered public accounting firm undertook a comprehensive assessment…” deleted.

(b) Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2026, by using the criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2026 due to a material weakness identified in our internal control over financial reporting as described below.

Specifically, the Company did not maintain a sufficient complement of personnel with an appropriate level of knowledge, experience, and training in International Financial Reporting Standards (“IFRS”) and SEC reporting requirements necessary to appropriately analyze, account for, and disclose complex transactions and prepare and review consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting requirements. In addition, the Company had not maintained comprehensive IFRS accounting policies and procedures documentation. This material weakness was also identified as of March 31, 2025.

To remediate the material weakness, the Company engaged experienced external financial reporting consultants in March 2025, who began work in April 2025, to support management and supplement the Company’s internal finance resources in the preparation and review of the Company’s financial statements and related disclosures in accordance with IFRS and SEC reporting requirements. During fiscal 2026, formal IFRS accounting policies and procedures documentation was drafted with the assistance of these consultants and, as of March 31, 2026, was still under review by management. Management expects to complete its review and implement this documentation in fiscal 2027. In addition, the Audit Committee, which held its first meeting in June 2025, began overseeing internal control over financial reporting.

Management remains committed to remediation of the material weakness and continues to evaluate and enhance its internal control over financial reporting.

However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Ordinary Shares—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.”

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

During the fiscal year ended March 31, 2026, (i) as part of our remediation of the material weakness described in Item 15(b) above, we continued to use experienced external financial reporting consultants, engaged in March 2025, to support management and supplement our internal finance resources in the preparation and review of our consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting requirements; and (ii) following our listing on the Nasdaq Capital Market in May 2025, our Audit Committee, which held its first meeting in June 2025, began overseeing our internal control over financial reporting. Other than these changes, there were no changes that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to annual report on its behalf.

OMS Energy Technologies Inc.
By:	/s/ How Meng Hock
Name:	How Meng Hock
Title:	Executive Director, Chairman of the Board, and Chief Executive Officer

Date: October 21, 2026

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

17.
SEGMENT REPORTING

Geographic allocation

The Company’s chief operating decision maker (“CODM”), the Chief Executive Officer, assesses the performance of the operating segments and allocates resources based on segment revenue and segment profit/(loss). Segment profit/(loss) is measured as the profit or loss after income tax of each operating segment and includes all items of income and expense attributable or allocated to the segment, including the corporate costs of the Company, which are reported within “Cayman and others”. Accordingly, the total of segment profit/(loss) equals consolidated net profit and no reconciling items arise. Revenue is allocated based on the geographical location of the operations.

The six reportable segments are Saudi Arabia, Singapore, Malaysia, Thailand, Indonesia, and Cayman and others. “Cayman and others” comprises the Company’s corporate activities in the Cayman Islands (country of domicile) and the operations in Brunei and, until its deregistration on October 1, 2025, Australia. The specified amounts below are those included in the measure of segment profit/(loss) reviewed by the CODM.

Year ended March 31, 2026 (Successor)

	Saudi Arabia	Singapore	Malaysia	Thailand	Indonesia	Cayman and others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
2026 (Successor)
Total Revenue	91,846	28,839	12,803	13,308	15,677	3,116	165,589
Inter-segment revenue	(85)	(9,572)	(22)	—	—	—	(9,679)
Revenue from external customers	91,761	19,267	12,781	13,308	15,677	3,116	155,910
Segment profit/(loss)	25,665	4,066	2,668	2,071	2,653	(3,245)	33,878
Included in the measure of segment profit/(loss)
Cost of revenue	(64,062)	(13,368)	(8,176)	(10,238)	(10,873)	(1,963)	(108,680)
Selling, general and administrative expenses	(1,513)	(4,278)	(1,111)	(297)	(1,378)	(3,796)	(12,373)
Finance income (interest revenue)	1,705	490	153	126	186	933	3,593
Finance cost (interest expense)	(52)	(215)	(24)	(49)	(57)	(7)	(404)
Other income/expenses, net	(168)	2,655	(400)	(690)	(1,133)	85	349
Income tax expense	(2,006)	(485)	(555)	(89)	231	(1,613)	(4,517)
Depreciation and amortization*	1,221	688	494	546	480	2,937	6,366
Segment assets as of March 31, 2026	104,472	33,662	14,894	17,601	14,544	51,967	237,140
Segment liabilities as of March 31, 2026	12,355	15,309	2,525	2,105	3,241	4,214	39,749

Year ended March 31, 2025 (Successor)

	Saudi Arabia	Singapore	Malaysia	Thailand	Indonesia	Cayman and others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
2025 (Successor)
Total Revenue	141,084	92,114	15,274	11,452	13,555	2,897	276,376
Inter-segment revenue	—	(72,707)	(9)	(53)	—	—	(72,769)
Revenue from external customers	141,084	19,407	15,265	11,399	13,555	2,897	203,607
Segment profit/(loss)	34,295	6,571	3,797	1,934	1,247	(867)	46,977
Included in the measure of segment profit/(loss)
Cost of revenue	(96,515)	(9,566)	(8,445)	(8,989)	(9,242)	(1,863)	(134,620)
Selling, general and administrative expenses	(1,258)	(3,680)	(1,397)	(536)	(1,173)	(1,078)	(9,122)
Finance income (interest revenue)	—	199	14	12	114	—	339
Finance cost (interest expense)	(50)	(71)	(37)	(17)	(35)	(74)	(284)
Other income/expenses, net	(391)	1,870	(332)	(588)	(1,072)	759	246
Income tax expense	(8,575)	(1,588)	(1,271)	653	(900)	(1,508)	(13,189)
Depreciation and amortization*	1,008	725	463	434	508	1,069	4,207
Segment assets as of March 31, 2025	75,886	34,694	12,467	11,346	14,646	21,466	170,505
Segment liabilities as of March 31, 2025	10,712	13,007	3,577	2,667	3,983	1,972	35,918

Period from June 16, 2023 through March 31, 2024 (Successor)

	Saudi Arabia	Singapore	Malaysia	Thailand	Indonesia	Cayman and others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
2024 (Successor)
Total Revenue	112,015	82,372	11,109	7,604	11,154	2,382	226,636
Inter-segment revenue	—	(63,361)	(7)	(1)	—	—	(63,369)
Revenue from external customers	112,015	19,011	11,102	7,603	11,154	2,382	163,267
Segment profit/(loss)	23,351	6,773	1,957	1,316	2,311	46,380	82,088
Included in the measure of segment profit/(loss)
Cost of revenue	(78,303)	(12,816)	(8,693)	(5,915)	(7,078)	(1,720)	(114,525)
Bargain purchase gain	—	—	—	—	—	49,429	49,429
Selling, general and administrative expenses	(584)	(3,481)	(1,046)	(436)	(1,590)	(1,437)	(8,574)
Finance income (interest revenue)	—	—	1	5	49	—	55
Finance cost (interest expense)	(40)	(1)	(41)	(17)	(48)	(768)	(915)
Other income/expenses, net	(796)	2,285	(451)	(68)	(773)	578	775
Income tax expense	(8,941)	1,775	1,085	144	597	(2,084)	(7,424)
Depreciation and amortization*	710	166	374	296	391	2,990	4,927
Segment assets as of March 31, 2024	66,015	36,495	10,594	8,806	10,634	20,888	153,432
Segment liabilities as of March 31, 2024	18,064	37,478	5,073	2,423	2,499	7,541	73,078

Period from April 1, 2023 through June 15, 2023 (Predecessor)

	Saudi Arabia	Singapore	Malaysia	Thailand	Indonesia	Cayman and others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
2024 (Predecessor)
Total Revenue	3,544	6,264	3,422	2,367	3,740	552	19,889
Inter-segment revenue	—	(1,687)	(20)	—	—	—	(1,707)
Revenue from external customers	3,544	4,577	3,402	2,367	3,740	552	18,182
Segment profit/(loss)	247	810	857	515	(188)	134	2,375
Included in the measure of segment profit/(loss)
Cost of revenue	(2,656)	(3,112)	(1,995)	(1,673)	(3,424)	(295)	(13,155)
Selling, general and administrative expenses	(424)	(822)	(252)	28	(157)	(163)	(1,790)
Finance income (interest revenue)	—	63	1	—	9	1	74
Finance cost (interest expense)	(12)	—	(3)	(5)	(9)	(171)	(200)
Other income/expenses, net	(91)	398	(101)	(50)	(110)	(125)	(79)
Income tax expense	(114)	(294)	(195)	(152)	(237)	335	(657)
Depreciation and amortization*	234	16	10	98	16	23	397

* Depreciation and amortization is included in cost of revenue and selling, general and administrative expenses above, and is not an additional expense.

Entity-wide disclosures

Non-current assets by geographic area — non-current assets other than financial instruments and deferred tax assets, by country in which the assets are located, including the country of domicile (Cayman Islands):

	2026	2025
	US$’000	US$’000
Cayman and others	12,604	15,453
Saudi Arabia	9,849	11,006
Singapore	8,739	8,663
Malaysia	902	1,237
Thailand	1,491	911
Indonesia	2,556	2,914
Total	36,141	40,184

Major customer — Revenue from one customer amounted to US$89.5 million (57% of revenue) for the year ended March 31, 2026 and US$137.2 million (67% of revenue) for the year ended March 31, 2025, US$109.7 million (67% of revenue) for the Successor period from June 16, 2023 through March 31, 2024 and US$2.4 million (12% of revenue) for the Predecessor period from April 1, 2023 through June 15, 2023. This revenue is reported in the Saudi Arabia segment. No other single customer accounted for 10% or more of revenue in any period presented.

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